Form 10-K, Exhibit 13
period 1994-06-30
SCI SYSTEMS INC
filed 1994-09-28
CIK 87744

EXHIBIT 13 - ANNUAL REPORT TO SHAREHOLDERS



(BEGINNING OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

(INSIDE FRONT COVER OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

The Company

		SCI Systems, Inc., is a ``Fortune 300'' electronics manufacturer with
1.85 billion dollars in annual  revenues. Its plants serve a diversified and growing customer base in North America, Western  Europe, and East Asia. The
Company designs, manufactures, markets, distributes, and services  electronic products for the computer, aerospace,  defense, telecommunication, medical, and banking industries, as well as the U.S. Government. SCI is the world's largest electronics contract manufacturer and operates the largest surface mount technology (SMT) production capacity in the merchant market. The
Company's success has been built on a foundation of high quality, responsiveness, and competitiveness.

		The Company's operational activities are conducted by a Commercial Division and a Government Division. The Commercial Division operates five geographically organized business units: Eastern, Central, and Western Regions of North
America; and European and Asian Regions. Each  Region operates multiple plants which manufacture components, subassemblies, and finished products primarily for original equipment manufacturers. They also offer customers a wide range of design, engineering, purchasing, manufacturing,  distribution, and support services, as well as several  groups of proprietary products. The Government
Division provides data management, instrumentation, communication, and computer subsystems to the U.S. Government and its prime contractors and  several foreign governments.


		Although the Company derives a majority of its  revenues from hardware manufacturing and maintains a broad technology base, it is primarily a vertically integrated engineering and manufacturing  services provider whose dedication to close customer interaction is the cornerstone of its activities.



	Facility Locations

Corporate Headquarters Huntsville, Alabama

Plant 1 Huntsville, Alabama

Plant 2 Huntsville, Alabama

Plant 3 Huntsville, Alabama

Plant 4 Lacey's Spring, Alabama

Plant 5 Arab, Alabama

Plant 6 Irvine, Scotland

Plant 7 Republic of Singapore

Plant 8 Graham, North Carolina

Plant 9 San Jose, California

Plant 11 Rapid City, South Dakota

Plant 12 Colorado Springs, Colorado

Plant 13 Huntsville, Alabama

Plant 14 Hooksett, New Hampshire

Plant 15 Pathum Thani, Thailand

Plant 16 Guadalajara, Mexico

Plant 17 Dorval, Quebec, Canada

Plant 18 Fermoy, County Cork, Ireland

Plant 19 Watsonville, California

Plant 20 Grenoble, France





(PAGE 1 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)


Financial Highlights

	Annual Report for the Year Ended June 30, 1994

	(Dollars in thousands except for per share data)

No cash dividends were declared in the periods presented. 1990 to 1993 amounts have been restated for 1994's discontinued operations.

(See Part II, Items 7 and 8 of Excerpts from Form 10-K for Fiscal 1994, bound herein.)


							1994       1993       1992       1991       1990


Net Sales                $1,852,478 $1,672,115 $1,038,454 $1,121,807 $1,178,580
Income from
	Continuing Operations       29,936     30,615      9,061      9,242      3,602

Per Common Share
			(Fully Diluted)             1.08       1.21        .43        .44        .17

Net Income                   21,161     26,559      3,825     12,620      2,308

Per Common Share
		(Fully Diluted)               .76       1.07        .18        .60        .11

Interest Expense             15,423     16,793     15,479     22,400     27,099

Taxes on Income from
	Continuing Operations       16,980     12,268     (2,259)      (757)       460

Total Assets                920,212    780,339    612,962    550,935    629,733

Borrowings                  284,283    253,341    224,876    236,226    320,470

Cash and Cash Equivalents    35,822     15,846     38,722     25,529     27,983

Working Capital             395,628    336,516    255,270    253,677    316,070

Capital Expenditures         46,488     84,084     29,822     30,326     62,676

Depreciation
	and Amortization            48,623     41,303     38,682     36,911     35,709

Net Property, Plant,
	and Equipment              182,768    184,032    143,687    148,242    153,922

Shareholders' Equity        304,634    277,856    192,349    185,909    176,371

		Per Common Share            11.16      10.27       9.17       8.87       8.42

New Orders Received       2,074,205  1,922,366  1,150,708    995,283  1,212,200

Order Backlog            $1,234,800 $1,013,073   $762,822   $650,568   $777,092

Common Shares
		Outstanding            27,306,099 27,050,282 20,977,670 20,953,569 20,950,519

Employees                    12,027     10,811      9,512      9,762     10,694

Manufacturing Plants             19         18         17         17         18

Facility Square Footage   2,834,000  2,745,000  2,678,000  2,572,000  2,637,000


Automated Assembly Lines        154        139        109        102        105

		Pin-in-Hole Technology         42         38         34         31         31

		Surface Mount Technology      112        101         75         71         74



___ ___________________________________     _________________________________
|                                     |    |                                |
|       PICTURE   No. 1               |    |         PICTURE   No. 2        |
|                                     |    |                                |
|                                     |    |                                |
|_____________________________________     __________________________________

PICTURE No. 1 - The latest models of automated equipment speed process flow, reduce cost, and enhance quality of electronic assemblies.

PICTURE No. 2 - Software delivered with personal computers is automatically installed to order while machines are in an extended test cycle.


(PAGE 2 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

Executive Letter

To the Shareholders:

		The fiscal year ended June 30, 1994 was a period of important transition for
SCI Systems, Inc. New growth initiatives matured and a strategic acquisition was consummated while several activities were slated for discontinuance.
Significantly higher volume levels were achieved by year-end. New leading customers were developed to replace declining revenues from several customers losing market share in dynamic industries. Manufacturing capacity was increased to support unit volume and revenue growth in both traditional and new product areas. Internal systems were enhanced and evolved to support new distribution trends. Several senior and middle management positions were upgraded to complement the transitioned business.

		Revenues. Sales for the year were $1.852 billion, 11% above fiscal year
1993's $1.672 billion. Revenues in the first three fiscal quarters were quite stable in the $420 to $425 million range. During a several quarter period spanning fiscal years 1993 and 1994, a major customer transition occurred.
A number ofthe Company's larger customers experienced market share difficulties and revenue declines, resulting in a substantial decline in SCI's sales to those customers. During the same period the Company was growing its sales to a number of additional customers; that growth was masked by the traditional customer declines with the result of an apparent revenue ``flat spot.'' By the fourth fiscal quarter the declines were over, and with newer customer sales growth continuing to accelerate, a revenue ``breakout'' occurred. Quarterly sales increased to $585 million and a new revenue base was established.
Parenthetically, fiscal year 1993's sales level propelled the Company 98 positions higher on the latest Fortune 500 list to number 251. Breaking the
``Fortune 200'' barrier is a near term management goal.


		Income. The first two quarters of the fiscal year each produced nominal profitability of approximately eight million dollars, or 28 cents per share.
During the third fiscal quarter the Company announced plans for the closing of a Government Division plant and discontinuation of certain noncore business units. Those actions recognize the realities of declining defense markets and the Company's limited position in consumer product markets. Operating losses in certain facilities, estimated disposal costs, and asset write downs impacted third quarter results and caused a five and a half
				___________________________________

				|     Picture of Olin B. King     |

				___________________________________

million dollar or 20 cents per share, net loss. In the fourth quarter profits increased to the eleven million dollar level, or 40 cents per share. For the year, earnings from continuing operations were $1.08 per share (after charges for the plant closing). Net earnings were 76 cents per share (after charges for discontinued operations), compared with $1.07 per share a year earlier. The effective income tax rate for the fiscal year rose to 36.2%, compared with 28.6% in the previous year.

		Order Backlog. New orders received during the year were a record $2.074 billion compared with $1.922 billion in the previous year. Year-end order backlog was a record $1.235 billion, 22% above the $1.013 billion level of a year earlier. The resulting eight months of sales in backlog is considered high in today's customer environment; backlog period reduction through accelerated sales will be a management objective in fiscal year 1995.

		Balance Sheet. The Company's balance sheet remained strong during fiscal year
1994. The current asset ratio at year-end was a healthy 2.2, as was the sales to assets ratio. The Company's general policy of building to order only and requiring customer "take-or-pay" contract terms minimizes inventory risks and made the stable 0.9 total debt to equity ratio of fiscal 1994 quite reasonably leveraged. Shareholders' equity passed the $300 million milestone during the year. Over $180 million of funds were available at year-end to provide ample liquidity to support ongoing growth.

		Facilities and Equipment. In the fourth quarter the Company acquired the
Grenoble Surface Mount Center of Hewlett-Packard in Southeastern France. That
unit added 64,000 square feet ofleased manufacturing space and four automated assembly lines to the Company's capacity. Land has since been acquired and construction begun of a permanently owned facility in Grenoble with March 1995 planned occupancy. The new plant provides the Company a desirable Continental
European

(PAGE 3 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

manufacturing site. During the first half of the year, new construction doubled the size of the Company's plant in Guadalajara, Mexico. The additional space there is already supporting production capability and capacity growth to accommodate increasing demand in that market. Four additional pin-in-hole (PIH) and eleven surface mount technology (SMT) automated electronic assembly lines were added during the year to bring capacity to a total of 154 lines. During the year the Company also installed new lines to accommodate finished product production in several plants.

		Internal Systems. Mainframe based financial and manufacturing systems are now installed and operational in all of the Company's plants worldwide. Ongoing efforts are tuning and enhancing these systems while increasing their utilization through continued training. The new French facility was converted to the corporate systems at year- end. New and upgraded applications software has been selected and procured for installation Company-wide to implement standardization at the desktop computer level to facilitate interplant communications and interoperability. A major effort of the past year has been the ongoing development of distributed computing systems. These systems employ powerful ``server'' computers at the plant level to implement functions not requiring mainframe power but for which desktop capabilities are limited.
Initially installed applications are performing interplant data communications, electronic mail, order processing, work-in-progress tracking, statistical process control, and statistical quality assurance functions. Initial applications have progressed from prototype to beta site to fully operational status. The immediate task ahead is to proliferate these systems Company-wide.

		Product Mix. A substantial evolution is occurring in the Company's product mix. In addition to traditional electronic subassemblies, SCI's customers are increasingly outsourcing tailored completed products for delivery to the distribution channel, or even directly to the end user. This type of custom manufacturing can support lot sizes as small as one and delivery cycles as short as one day. Unique internal systems have been developed to implement and support this business area which has become the Company's fastest growing. A collateral trend is an increasing SCI design contribution to product development.

		Personnel. Employment grew during the year to the 12,000 level to support revenue growth. New

	___________________________________
|  Picture of A. Eugene Sapp, Jr.  |
___________________________________


international senior management appointments were made during the year; Alexander A.C. Wilson joined the Company from IBM as Senior Vice President for the European Region and Peter M. Scheffler came from Apple Computer to be Senior Vice President for the Asian Region. Jerry F. Thomas, a thirty year SCI veteran, was promoted to Senior Vice President for the Central Region. Francois
M. Thionet joined the Company from Hewlett-Packard to manage the acquired Grenoble, France plant and was named a SCI Vice President.


		Outlook. The macro industry trend towards outsourcing in general continues to develop in SCI's best interest. Additional trends to finished product outsourcing and increased supplier participation in engineering and distribution likewise favor SCI. The Company's now proven capabilities in
``lot size of one'' custom contract manufacturing are unique and are expected to lead to significant new programs. Demand for small computers and new multimedia and interactive systems is expected to continue to provide high industry unit volume growth, accompanied by unrelenting price emphasis that will favor low cost producers such as SCI. Although its markets are becoming increasingly competitive, the Company has a broad customer base, good order momentum, a record high backlog, well positioned facilities, modern equipment, and an excellent staff with which to address market pressures. The Company's management looks forward with anticipation to capitalizing upon the opportunities ahead.



	Olin B. King /s/                        A. Eugene Sapp, Jr. /s/
	Olin B. King                            A. Eugene Sapp, Jr.
	Chairman of the Board and               President and
	Chief Executive Officer                 Chief Operating Officer


(PAGE 4 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

Commercial Division

		All activities of the Company that are nongovernment are conducted by the
Commercial Division. Its business is multinational in scope and is organized into multiple plant groups in each of five geographical regions: the Central,
Eastern, and Western Regions of North America, the Asian Region,and the
European Region.

		SCI is the leading international supplier of full service contract manufacturing to the electronics industry. A steady shift to outsourcing is ongoing as original equipment manufacturers (OEMs) seek solutions to the problems of rapid change in manufacturing technologies, new product proliferation, short product life cycles, intense cost pressures, and heightened user reliability and quality expectations. Computer aided design; component purchase and test; subassembly and finished unit production, test, and distribution; after sales service; and a full range of engineering support are performed for a sizeable number of customers.

		The Company is expert in the automation of traditional electronics assembly utilizing printed circuit boards and leaded components. This approach has the nomenclature of pin-in-hole (PIH) and, although conceptually several decades old, still has a significant market. SCI operates 42 automated PIH assembly lines in its various plants.

		The production technique of growing preference is surface mount technology
(SMT); it offers smaller size, lower cost, and higher reliability. Barriers to entry into SMT are high, as it is process sensitive, design critical, and capital intensive. The Company currently operates 112 automated SMT assembly lines in eight countries, making SCI one of the top SMT producers in the world and clearly the leader in the merchant market.

		The Company is committed to the latest manufacturing technologies. Ongoing equipment additions are focused on evolutions in SMT processes and capabilities are now operational for a range of microelectronic assembly processes.

		An expanded number of production lines for finished product assembly, burn-in, and test are in operation to meet a growing number of customers'
requirements, including rapid direct shipment to their customers. Continued
growth of this capability is planned throughout the Company.

		Quality improvement programs remain a continuous key focus. All plants are certified to the rigorous quality requirements of the International
Organization for Standardization (ISO 9000).

	Central Region

		The Central Region's plants are located in Huntsville and Arab, Alabama;
and Guadalajara, Mexico. They provide a full range of manufacturing services to customers in the Southeast and Southwest United States and Latin America,
as well as nonregional customers that view Mexico as an attractive alternative to Asian sourcing.

		A Huntsville plant serves a diversified customer base with electronic assemblies and a mix of finished products. Certification to Food and Drug
Administration standards is an important element of its success as a supplier of medical devices and instruments. The plant's growth in finished products has continued with the award of contracts to produce video terminals and networked client computers for a major computer company. This plant is also one of the
Company's primary technology development centers and is a production site for advanced processes.

		The Arab plant has long been a leading producer of high volume electronic assemblies. During the year this plant became a key supplier of subsystem

	_______________________________________________________________
	|                                                              |
	|Picture that stretches between page 4 and 5 of Annual Report  |
	|      See page 5 for description                              |
	|--------------------------------------------------------------|

(PAGE 5 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

electronics for finished products produced in Huntsville. In the fall quarter a new finished product assembly line will also become operational in this plant for a major new customer.

		The Mexican plant was doubled in size during the year to accommodate growing demand for low cost products for both Latin American and domestic customers.
Surface mount assembly was expanded and a finished product assembly capability became operational. Several new customers broadened the plant's product and customer bases as evidence of growing interest in this location.

		The Region operates a second Huntsville plant that supports a number of leading companies with a full range of design engineering support, manufacturing, and distribution services. This business is experiencing dynamic growth by providing innovative finished products that are brought to market in minimum time, custom manufactured in large volumes, and shipped directly to multiple market channels as well as directly to end users.

_________________________________________________________________________
| Picture that stretches between page 4 and 5 of Annual Report with the | | caption - One hundred and twelve automated surface mount assembly lines|
|operate in sixteen plants in eight countries around the globe.          |
__________________________________________________________________________

Eastern Region

		Eastern Region plants in Graham, North Carolina; Hooksett, New Hampshire;
and Dorval, (a suburb of Montreal), Quebec, Canada; continue to serve customers in the Eastern United States and Canada. The Canadian plant also supports
Canadian content requirements of a number of multinationals doing business in that country.

		The North Carolina facility continued its focus on the manufacture of local area network (LAN) and wide area network (WAN) interfaces as well as network routers and bridges. The plant also increased production volumes in support of a major customer's mobile computing product ramp up. The past year marked the volume production of interactive fiber optic network electronic assemblies for deployment by telephone companies. The plant is noted for process innovations in support of a variety of state-of-the-art products.

		The New Hampshire plant is strategically located to serve the densely populated electronics community in the Boston area, as well as others throughout the Northeastern United States. The plant has continued to benefit from the regional concentration and rapid growth of a number of companies that are leading suppliers of networking devices and systems. Medical instruments, computers and related peripheral devices as well as consumer electronic products also contributed to growth of plant activities during the year.
Several customers in this Region require multinational manufacturing and rely on the New Hampshire plant for new product introduction support and management of production transfers to one or more selected manufacturing sites of the
Company.

		The Canadian Plant successfully completed its first full year of operation, and is well positioned to benefit from increasing demands for Canadian contract manufacturing. Initial emphasis upon U.S. based multinationals requiring Canadian manufacturing content has led to contracts from several major computer companies. Prospects for significant additional business exist in each case as well as from others with similar interests in Canada. The plant's capacity has been expanded as early opportunities from Canada based customers exceeded initial expectations. Terminals for a Canadian lottery system were produced in volume to further broaden this young plant's activities. The plant is serving as a useful corporate marketing resource as
Canadian companies recognize the sizeable advantages of international manufacturing.

(PAGE 6 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

Western Region

		The Western Region serves customers in the Plains and Mountain States and the West Coast of the United States from plants in Rapid City, South Dakota;
Colorado Springs, Colorado; San Jose, California; and Watsonville, California.

		The Rapid City plant's production of electronics for a long-standing customer's mass storage devices has declined as manufacturing of these products continues to migrate to Asia. Replacement business has led to net growth, expansion of capacity, and excellent overall performance by the plant. Complex mainframe assemblies with high average selling prices and large and growing volumes of electronic assemblies for desktop and notebook computer products provide balanced activities that leverage the plant's well established strengths in producing a wide range of products.

		The Colorado Springs plant enjoyed a successful first full year in its new facility. The plant produces a wide range of assemblies for mass storage products including small tape back-up devices, large multiple disk array systems, and high capacity optical storage units. Computers using electronics produced at this location range from personal computers to high performance workstations. The plant has been selected as the sole supplier of electronics for a major personal computer company's latest high performance model.

		Fiscal 1994 was the first full year of SCI operation of the Watsonville,
California plant since it was acquired from Tandem Computers. Quantities manufactured for Tandem under a multiyear contract exceeded earlier expectations, primarily due to customer new product initiatives. The plant added its first non-Tandem customer during the year and will continue a conservative diversification strategy in the coming years.

		The San Jose plant primarily manufactures products for customers located in
California and the Northwestern States. It also provides computer aided design services, design for manufacturability studies, new product introduction support, and prototype production for customers throughout the Western Region.
The plant is increasingly involved in new product introduction and early production activities followed by managing the transfer of volume production to one or more of SCI's foreign plants. This Silicon Valley plant benefits from its strategic location and will continue to offer optimum manufacturing solutions on a multinational basis to customers in that area.



	Asian Region

		SCI operates Asian plants in Singapore and Pathum Thani Province, a Bangkok,
Thailand, suburb. Customers of these facilities include local manufacturers as well as U.S. and European multi- nationals who require Asian sources of manufacturing. Moderate growth was experienced in 1994 as SCI maintained its position as the largest contract manufacturer in the region.

		The Singapore plant recovered from some softness in market demand in the early part of the fiscal year. Several network devices and electronic assemblies for personal computers are being produced for a number of new customers. These recent additions reduced the Singapore plant's historical dependence on the production of electronic assemblies for the disk drive industry. The Singapore plant has also expanded its customer support by providing computer aided design services to several large regional customers.

		The Thailand plant continued to expand its production activities. The plant added significant new

___________________________________________________________________
| Picture with the caption -  Custom configured personal computers         |
| are produced in high volume for a Japanese company's American subsidiary.|
|___________________________________________________________________________


____________________________________________________________________________|
| Picture with the caption -  Precision assembly of high lead count         |
|microelectronics utilizes state- of-the-art equipment in a highly          |
|controlled environment.                                                    |
	___________________________________________________________________________


(PAGE 7 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

surface mount assembly and test equipment to support increased orders from both existing and new customers. SCI Thailand is a major supplier of electronic assemblies to several disk drive manufacturers. During the year the Thailand facility won new contracts for full turnkey assembly of computer terminals and optical mass storage devices on a finished product basis.

		Both Asian plants enhanced their internal systems during the year with the installation of standard corporate financial and manufacturing systems. To derive greater economies of scale and purchasing power, a regional procurement structure has been initiated which will be fully implemented during the first half of fiscal 1995.

		The coming year will offer SCI's Asian plants numerous occasions to serve an expanding customer base. Contract manufacturing opportunities from local as well as U.S. and European customers are numerous and growing. Collectively they may well provide the catalyst for further expansion in Asia in the near term.

_______________________________________________________________________
| Picture with the caption -  Asian production processes include      |
|rigorous testing to ensure quality and reliabilityof printed         |
|circuit board assemblies.                                            |
_______________________________________________________________________

_______________________________________________________________________
| Picture with the caption - The fastest growing business area of the | |Company is volume production of finished products for direct distribution.|
|___________________________________________________________________________

European Region

		The European Region operates facilities in Irvine, Scotland; Fermoy, County
Cork, Ireland; and Grenoble, France. The Grenoble operation was previously
Hewlett-Packard's European Surface Mount Center and was acquired by SCI late in the fiscal year. With this expansion SCI can now provide close support to
Continental European customers while the plants in Scotland and Ireland continue to support their established in-country and multinational customers.

		The Scotland plant celebrated its tenth anniversary in 1994. The plant is a major supplier of electronic assemblies for a number of large manufacturers of computer systems and provides sizeable volumes of assemblies for a major customer's line of video monitors. Ball Grid Array assembly technology was successfully established during the year to pave the way for contracts with a major new customer. The plant also implemented a complex process for producing notebook computer electronic assemblies for a customer's highly successful line of mobile products.

		The Irish plant's customers are primarily local and European operations of multinationals with whom the Company has ongoing or potential multiplant involvement. During the year a major global communications customer awarded significant volumes of business to the plant. The plant's success in satisfying requirements of multinational customers has continued to strengthen SCI's relationship with them. With recent decisions to locate in Ireland finalized by a number of major companies, SCI anticipates additional opportunities for continued growth of the Irish plant.

		The Grenoble acquisition included a multiyear agreement under which Hewlett-
Packard will purchase electronic assemblies from SCI for a number of its
European operations. The ownership transition has proceeded well and unit volumes have exceeded plan. To support further growth in Hewlett- Packard's requirements and accommodate customer diversification, a new facility is currently under construction in Grenoble with occupancy planned in March, 1995.

		The Region's design center in Scotland has been expanded to support growing opportunities in product development. The Irish and French plants have well established new product introduction skills. The Region is well postured to expand full service manufacturing in Europe as that market experiences economic recovery and growth.



(PAGE 8 OF 1994 ANNUAL REPORT TO SHAREHOLDERS)

Government Division

		The Government Division provides a wide range of high performance systems and subsystems for use by the United States and foreign governments and the defense and aerospace industries. Its primary engineering and manufacturing operations are carried out in facilities located in Huntsville and Lacey's
Spring, Alabama.

		The Division designs and manufactures electronic systems and subsystems for launch vehicle, satellite, aircraft, and surface applications, with emphasis on the instrumentation, communication and computer disciplines.

		During the year production of mission critical voice and communication control systems continued in support of the F-15, F-16, F-18, and AV-8B
Aircraft; the Digital Non-Secure Voice Terminal; and the FAA Rapid
Deployment Voice System. New orders were received in support of ongoing aircraft production and foreign military sales. Production

__________________________________________________________________________
| Picture with the caption - The Company designs and produces the latest | |technology flight test instrumentation systems for military aircraft. |
__________________________________________________________________________


continued of the Advanced Airborne Test Instrumentation System, Global Positioning System User Equipment, and core memory systems for use in a number of military aircraft.

		Qualification testing of the Weapons and Systems Computers and Communications Interface Unit for the Apache Longbow Helicopter was completed during the year, while flight testing continued. Initial production orders for this long-term major program are expected in the coming year. Development continued of the ARINC-629 current mode coupler and Standard Interface Module
(SIM) for the fly-by-wire Boeing 777 Aircraft; preproduction units were delivered and tested. Design of a Cesium Atomic Frequency Standard precision clock was completed, and the first unit entered test. This clock will be used on all GPS Block II-R satel-

____________________________________________________________________________
| Picture with the caption - Locomotive electronic assemblies are produced | |in volume underthe rigorouscontrols of government manufacturing operations.|
_____________________________________________________________________________


lites. The fiber optics interface design for the Small Explorer Data System Satellite was completed and production begun. Design and qualification testing for the Common Airborne Instrumentation System were completed and production was initiated. This system has been selected for the F-22 and F-18E/F aircraft programs.

		Development contract awards included the intercommunications and communications controls for the V-22 Osprey and C-130J Hercules Aircraft. Contracts for improvements to the Marine Corps Advanced Tactical Air Control Central, development of the C-130H Aircraft Advanced Lighting Control System, and the design of Fiber Optic Terminal Equipment for Kennedy Space Center were also received during fiscal 1994.

		Contract manufacturing was expanded by adding new programs in missile electronics and ruggedized electronics for a major transportation customer.
Design of a new semiconductor gas distribution system was completed and production was begun for several foreign customers.

________________________________________________________________________
| Picture with the caption -  Semiconductor manufacturing equipment is |
|produced in the ultra- clean environments in which it will be used.    |
________________________________________________________________________






(PAGE 1 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

EXCERPTS FROM FORM 10-K FOR FISCAL 1994

(Except for the parts of SCI Systems, Inc. Annual Report expressly incorporated in the Form 10-K by reference, the Annual
Report is not to be deemed filed with the Securities and Exchange Commission)


			SECURITIES AND EXCHANGE COMMISSION

			WASHINGTON, D.C. 20549

							FORM 10-K

	[.. X...] ANNUAL REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE

				SECURITIES EXCHANGE ACT OF 1934


				For the fiscal year ended June 30, 1994

					-- Commission File No. 0-2251

				SCI SYSTEMS, INC.
	(Exact name of registrant as specified in its charter)

Delaware                               63-0583436

(State or other jurisdiction
of incorporation or organization)  (IRS Employer Identification No.)



c/o SCI Systems (Alabama), Inc.
2101 West Clinton Avenue
Huntsville, Alabama                               35805
(Address of principal executive offices)        (Zip Code)

					(302) 998-0592
	(Registrant's telephone number, including area code)


		Securities registered pursuant to Section 12 (b) of the Act:
									None (Title of Class)


		Securities registered pursuant to Section 12 (g) of the Act:
					Common Stock, $.10 Par Value
		5-5/8% Convertible Subordinated Debentures, due March 1, 2012



		At August 29, 1994 the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately
$499,094,000.  At August 29, 1994 there were 27,315,699
outstanding shares of the registrant's Common Stock.

Documents Incorporated By Reference

Portions of the registrant's 1994 Annual Report to Shareholders are incorporated by reference into Parts I and II. Portions of the registrant's definitive Proxy Statement for its October 28, 1994 Annual Meeting of Shareholders are incorporated by reference into Parts I and III.




							PART I


Item 1.  Business


See inside cover, and pages 4 to 8 of  the Company's 1994
Annual Report to Shareholders (``Annual Report''), which are incorporated herein by reference.

Backlog

			At June 30, 1994 the Company's order backlog believed firm was approximately $1.235 billion, compared with $1.013 billion a year earlier (after adjustment for discontinued operations). As a portion of this backlog is subject to customer releases,
there is some variability as to shipment date. Indications are that approximately $1.2 billion of  this backlog will be shipped during fiscal 1995.

Foreign Sales

		U.S. export and foreign sales from continuing operations totaled approximately $778 million in 1994, $744 million in 1993, and $425 million in 1992, representing 42% of total sales in 1994, 45% in 1993, and 41% in 1992. The Company believes its operations are such that foreign sales risks are not substantially greater than those of domestic ones. (See Note L to the Company's 1994 Consolidated Financial Statements, which is incorporated herein by reference.)

Engineering, Research and Product Development

		The Company devotes substantial effort to design and development activities. The Company believes its future success depends upon, among other things, its ability to improve products, processes, and internal systems. The Company has an ongoing program to develop innovative and cost effective new ones.

		The Company is committed to a continuing program of product, process, and system development. Computer aided design centers are employed at strategic regional plants in support of domestic and foreign customers. Much of the Company's design automation emphasis is currently focused upon surface mount technology, future automated manufacturing processes, and Very Large Scale
Integration (VLSI) semiconductors. (See Note A to the Company's
1994 Consolidated Financial Statements, which is incorporated herein by reference.)

		The Company has developed unique internal systems in support of opportunities for production of tailored completed products for delivery to customer distribution channels, or directly to the end user. The Company believes these systems to be an important factor in obtaining future, and maintaining existing, finished product assembly contracts.


(PAGE 2 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

Patents and Licenses

		The Company holds a number of patents, but they are not considered significant to the Company's business. The Company believes that its success depends more upon the creativity of its personnel than upon patent ownership. Because of rapid technological change and the rapid rate of issuance of new patents, certain of the Company's products may inadvertently infringe patents. If such occurs, the Company believes, based upon industry practice, that necessary licenses could be obtained under terms not having a material adverse effect;
however, there can be no assurance given to that effect.


Marketing and Customers
		A majority of the Company's revenues are derived from direct sales to original equipment manufacturers and the U.S. Government.
Marketing is conducted primarily by factory based personnel, with a limited number of products sold by distributors and manufacturers' representatives. The Company maintains regional field offices across the United States as well as in Canada, France, Ireland, Mexico, Singapore, Thailand, and the United Kingdom. The Company advertises its products on a limited scale in industry publications and participates in various industry trade shows.

		Although the Company has several hundred customer accounts, experience has indicated that a significant percentage of sales has been attributed to a limited group of customers in any particular period. Sales to individual customers that exceeded
10% of annual consolidated sales for the last three fiscal years were: Hewlett-Packard Company $436 million in 1994;
International Business Machines Corporation $326 million in 1994 and $192 million in 1992; Conner Peripherals, Inc. $229 million in 1993 and $190 million in 1992; and Dell Computer Corporation
$280 million in 1993. The loss of a major customer, without offsetting orders from other sources, could have a material adverse effect on the business of the Company.

		The majority of the Company's receivables are from customers in the high technology industry. Credit terms are extended to customers after performing credit evaluations; such evaluations continue throughout an individual customer's contract period.
Letters of credit or other security are generally requested from customers where the Company believes significant credit risks or exposure exist.



Competition and Other Factors

		The Company competes in the electronic equipment industry that is populated by hundreds of competitors, no one of which is dominant. Competition in the industry is intense, and the Company believes this condition will continue. A number of competitors are larger than the Company and have greater resources, while a number of competitors are smaller with fewer resources. The Company could be adversely affected if its competitors introduce superior or significantly lower priced products. The Company not only competes against domestic concerns, but also competes in international markets. Offshore concerns are very competitive with respect to labor costs. The
Company believes that its continued success depends upon its ability to remain a low cost supplier.

		The Company does not consider its business to be consistently seasonal, although seasonal demands for computers and related products sold to consumers may impact quarterly revenues. The
Company cannot predict effects of unsettled economic conditions, but believes it would be adversely effected by a recession of significant duration.

		Due to the competitive nature of its industry, the Company is subject to certain inherent risks. The Company believes that the ongoing necessity for introduction of new products and systems, development of new software for such products and systems, and development of new proecesses and equipment for competitive manufacturing subjects it to the risks of development and production problems, market acceptance, technological obsolescence, and price competition. During the last three fiscal years, no single product accounted for ten percent or more of consolidated revenues.

		The Company sources its materials on a global basis. Component availability is periodically subject to constraints, shortages, and abundances. Although no assurances can be given, the Company believes it can generally obtain adequate components to maintain satisfactory production levels in periods of shortages. When shortages and excesses have occurred, the Company has generally been successful in passing on increased or reduced costs to its customers.

		The Company's contracts with the U.S. Government and its prime contractors are subject to audit and termination at the election of the Government. On January 7, 1991, the U.S. Government canceled the A-12 Aircraft program for which the Company was a major subcontractor (See Note D to the Company's 1994
Consolidated Financial Statements, which is incorporated herein by reference). The Company believes that its other principal programs will continue to be funded, but there can be no assurance to that effect. The loss of a government related program would not have a material impact on the Company. (The largest



(PAGE 3 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

government program accounted for less than 1% of consolidated revenue in fiscal 1994.)



Employees

		At June 30, 1994 the Company employed 12,027 persons, of which 5,742 were based in the United States. Except for two foreign plants, no employees are subject to a collective bargaining agreement. There have been no work stoppages caused by employee activities. The Company believes that its employee relations are good.

		Ongoing success is believed dependent upon the Company's ability to recruit and retain skilled professional and technical salaried personnel, for which there is intense competition, and its ability to recruit, train, and retain skilled and semi-skilled hourly employees at competitive costs.



Item 2. Properties

		Domestically the Company owns, or finances with Industrial Revenue Bonds and treats as purchases for financial statement purposes, facilities in Alabama, California, Colorado, New
Hampshire, New York, North Carolina, and South Dakota, with total area of 2,186,000 square feet. Internationally, the Company owns facilities in Ireland, Mexico, Scotland, Singapore, and Thailand with total area of 478,000 square feet and leases facilities in Canada, France and Hong Kong with total area of 140,000 square feet. An additional 30,000 square feet of miscellaneous spaces are leased in various locations.
The Company believes its facilities are modern, in good repair, and suitable for its operations.





Item 3. Legal Proceedings

		The Company is a party to several lawsuits associated with its various activities and incurred in the ordinary course of business.
The Company believes that it has meritorious claims and defenses in each case. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the associated claims, when resolved, will have a material adverse effect upon the financial position of the Company.
(See Note D to the Company's 1994 Financial Statements which is incorporated herein by reference.)



Item 4. Submission  of  Matters to a Vote of Security
Holders--None.




									PART II



Item 5. Market for the Registrant's Common Equity and Related
Stockholder Matters

		The Company's Common Stock is traded in the NASDAQ National Market System under the ``SCIS'' symbol. At August 29, 1994 there were 2,567 shareholders of record. See Note M to the Company's 1994 Financial Statements (which is incorporated herein by reference) for the last two fiscal years' quarterly high and low bid stock prices.

		The Company has not paid cash dividends on its Common Stock to date. Payment of dividends is restricted as described in Note C to the Company's 1994 Consolidated Financial Statements, which is incorporated herein by reference.



Item 6. Selected Financial Data

		See page 1 of the Company's 1994 Annual Report, which is incorporated herein by reference.



Item 7. Management's Discussion and Analysis of  Financial
Condition and Results of Operations



1994 Results Compared with 1993

		Fiscal 1994 sales of $1.852 billion increased $180 million (11%) from $1.672 billion in fiscal 1993. The majority of the increase came in the fourth quarter, when sales increased 35% over a year earlier. A substantial portion of the sales increase came from finished product assembly services offered by the Company. Geographically, domestic sales increased 24%, while foreign sales decreased 6%.

		Income from continuing operations was $30 million in fiscal 1994, as compared to $31 million a year earlier. As a percent of sales, income from continuing operations was 1.6% in fiscal 1994 versus 1.8% in fiscal 1993. The decline mainly resulted from an effective tax rate increase to 36.2% from 28.6%. Fiscal 1994's income from continuing operations before income taxes remained at approximately the same percent of sales as in fiscal 1993.
Fiscal 1994's fully diluted earnings per share from continuing operations were $1.08 as compared with $1.21 in the previous year.

		Operating income for fiscal 1994 was 3.3% of sales, down slightly from the 3.5% in fiscal 1993. A negative impact on fiscal 1994's operating profit was operating



(PAGE 4 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)



losses (compared with fiscal 1993 operating profit) of a domestic plant associated with government business that was slated for closing during the year and related closing costs aggregating approximately $5 million. Additionally, the Company wrote down certain assets to net realizable value in the amount of approximately $4 million. (See Notes E and L to the Consolidated Financial Statements which is incorporated herein by reference.)

		Interest expense decreased $1.4 million in fiscal 1994 from that incurred in the prior year. While borrowings on a year-to-year basis increased, the Company's quarterly average borrowings were relatively constant. The interest expense decrease was primarily the result of lower effective interest rates.

		Income tax expense increased $4.7 million, mainly as a result of an increased effective income tax rate (36.2% in fiscal 1994 compared with 28.6% in fiscal 1993). The effective tax rate increase primarily resulted from higher state income taxes
(state income tax loss carryforwards were available in fiscal
1993); higher foreign income taxes (as certain tax holidays expired); and reduced income tax credits. (See Note H to the Consolidated Financial Statements which is incorporated herein by reference.)

		During the third quarter of fiscal 1994, the Company adopted plans for disposal of certain business units. (See Note J to the Consolidated Financial Statements which is incorporated herein by reference.) The estimated disposal loss of $4.5 million reduced earnings per share by $.16. On August 26, 1994, the Company entered into an agreement for the sale of a substantial part of the discontinued operations (Cambridge Computer, Ltd.).
The potential sale proceeds for this operation approximate the amount the Company assumed in its disposal loss provision, and no material adjustment to the provision is anticipated. The remaining discontinued operations are available for sale. If reasonable purchase offers are not received for these operations, the Company will close them. In either case, the third quarter estimated disposal loss is currently believed to be materially sufficient.

		Exchange rate fluctuations during the year, especially in the Company's European Region, had a minor impact on revenue and net income. The Company uses the U.S. Dollar as the functional currency of a majority of its foreign operations. (See Note F to the Consolidated Financial Statements for discussion of foreign currency gains, which is incorporated herein by reference.)

		Average asset turnover in fiscal 1994 was 2.2 times compared to fiscal 1993's 2.4 times. This small decline correlated to increased accounts receivable and inventory levels.

		See pages 2 to 8 of the Company's 1994 Annual Report to Shareholders, which is incorporated herein by reference, for further management discussion and analysis information.



Capital Resources and Liquidity

		At June 30,1994 working capital was $396 million compared with $337 million at June 30, 1993, an increase of 17.5%. The June
30, 1994 ratio of current assets to current liabilities (current asset ratio) was 2.2 as compared to 2.4 a year earlier. The increase in working capital resulted from larger current asset balances to support revenue growth.

		"Available funds'' at June 30, 1994 approximated $183 million, consisting of $36 million in cash and $147 million in unused credit facilities and commitments. (See Note C to the Company's
1994 Consolidated Financial Statements, which is incorporated herein by reference.) Increased borrowings are anticipated during fiscal 1995 to finance higher levels of working capital to support planned revenue growth.

		The Company's 1994 capital expenditures approximated 1994's depreciation and amortization (depreciation and amortization exceeded capital expenditures by $2.1 million). Fiscal 1995's capital expenditures are currently budgeted at fiscal 1995's estimated depreciation and amortization of $50 million.

		Inflationary trends are not expected to have a material impact on operations as relatively high asset turnover and long-term financing minimize the effects of inflationary conditions.



1993 Results Compared with 1992

		Fiscal 1993 sales of $1.672 billion increased $634 million (61%) from $1.038 billion in fiscal 1992. The sales increase was the result of improved economic conditions, new customers, and new product unit volume increases. The Company also benefited from a continuing shift to outsourcing by original equipment manufacturers (OEMs) and recent capacity expansion.
Geographically, domestic sales increased 50% in fiscal 1993, while foreign sales increased 77%.

		Recovery from the prior recession was completed in the first fiscal quarter. The last three fiscal quarters saw the Company develop a stable new revenue base during the year. New orders, backlog, sales and earnings each reached record levels.
Operating margins



(PAGE 5 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)



steadily improved during the year. Average selling price declines, which were very troublesome in the prior two years, stimulated markets and led to substantial unit volume increases.

		While the Government Division's revenues grew during the year, a general slowdown was being experienced by government customers as federal budgets were reduced. In contrast, unit volumes continued to grow rapidly across the computer industry. As a result, both selling prices and profits of most computer companies declined. Those conditions caused the industry to migrate to additional outsourcing to reduce costs.

		Net income and primary earnings per share in fiscal 1993 were $26.6 million and $1.09, respectively, as compared to $3.8 million and $.18 in fiscal 1992. Fully diluted earnings per share were $1.07 in fiscal 1993; there was no dilution in fiscal 1992. Net income was 1.6% of sales in fiscal 1993 as compared with 0.4% in fiscal 1992.
The earnings increase was after the effects of starting up twenty-six new surface mount technology lines.

		Operating income of $58.0 million in fiscal 1993 was $39.4 million greater than the $18.6 million of the prior year.
Operating income was 3.5% of sales in fiscal 1993 as compared with 1.8% in fiscal 1992. The overall improvement in operating income was due primarily to operating efficiencies and reduced manufacturing variances as a result of higher volumes.

		Exchange rate fluctuations during the year, especially in the Company's European Region, had a small negative impact on revenue and net income. The Company uses the U.S. Dollar as the functional currency of the majority of its foreign operations.
(See Note F to the Consolidated Financial Statements for discussion of foreign currency gains, which is incorporated herein by reference.)

		The Company believes an important indicator of its performance is Asset Turnover (Sales divided by Total Assets). Turnover indicates how well the Company's assets are utilized. Turnover times profit margin yields return on assets. Turnover on average assets for fiscal year 1993 was 2.4 times, as compared with 1.8 times for fiscal 1992.

		Interest expense increased $1.3 million during fiscal 1993 from $15.5 million in fiscal 1992. This increase was the net of increased interest expense due to increased bank borrowings resulting from sales growth, and reduced interest expense from the conversion of approximately $70 million of 9% Convertible
Subordinated Debentures into Common Stock. (See Note C to the
Company's 1994 Consolidated Financial Statements, which is incorporated herein by reference.)

		Net other income in fiscal 1993 was $1.7 million compared to $3.7 million in fiscal 1992. The decrease resulted primarily from reduced foreign exchange gains on financing transactions.
(See Note F to the Consolidated Financial Statements, which is incorporated herein by reference.)

		Income taxes were $12.3 million in fiscal 1993 compared to a credit of $2.3 million in fiscal 1992. Fiscal 1993's effective income tax rate differed from the U.S. statutory rate primarily due to lower effective income taxes on foreign earnings considered permanently invested, and utilization of U.S.
research and development tax credit carryforwards. Income taxes increased in fiscal 1993 over the prior fiscal year largely due to increased taxable income, especially from domestic operations. Fiscal 1992's income tax credit mainly arose from recognition of a foreign net operating loss carryforward.





(PAGE 6 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

Item 8.  Consolidated Financial Statements and Supplementary Data

Consolidated Balance Sheets

(In thousands of dollars except share data)

																																																						June 30,
																																--------------------------------------------
Assets                                     1994          1993           1992

Current Assets

Cash and cash equivalents               $  35,822    $   15,846    $   38,722

Accounts receivable,
	less allowances of $4,267 in
	1994 and $4,600 in 1993 and 1992         247,004       201,919       127,495

Inventories - Note B                      400,595       338,188       265,460

Refundable and deferred federal
	and foreign income taxes                   7,811        12,369        11,487

Assets associated with discontinued
	operations - Note J                       12,504        10,018         3,725

Other current assets                       17,749         1,702         2,223

																																										-------       -------       -------
						Total Current Assets                721,485       580,042       449,112
																																										--------      -------       -------


Property, Plant and Equipment - Note C
Land                                       15,115        15,017        13,784

Buildings including
	construction in process                   83,087        76,903        70,649

Equipment                                 301,012       267,209       226,168

Less accumulated depreciation
	and amortization                        (216,446)     (175,097)     (166,914)
																																										-------       -------       -------
	Net Property, Plant
					and Equipment                        182,768       184,032       143,687
																																										-------       -------       -------

Goodwill, less accumulated
		amortization                              3,682          7,915        11,491


Deferred Compensation Assets
		Held in Trust                             3,548             -0-          -0-


Other Noncurrent Assets                    8,729          8,350         8,672
																																								---------     ---------     ---------

					Total Assets                       $ 920,212     $ 780,339     $ 612,962
																																								=========     =========     =========



Liabilities and Shareholders' Equity

Current Liabilities

Accounts payable and
		accrued expenses                      $ 292,351     $ 214,773     $ 172,418

Accrued payroll and related expenses       18,997        15,920        13,414

Federal, foreign and state income taxes    6,697          8,735         2,380

Accrued liabilities relating
	to plant and business unit
	disposals - Notes E and J                 1,930            -0-           -0-

Current maturities of
	long-term debt                            5,882          4,098         5,630

																																									-------        -------       -------
	Total Current Liabilities               325,857        243,526       193,842
																																									-------        --------      -------



Deferred Income Taxes                      1,091          3,893         3,553

Pension Liability, less
	current portion of $1,083 in 1994,
	$1,000 in 1993 and $2,000 in 1992          6,681         5,821          3,972


Deferred Compensation                       3,548           -0-            -0-


Long-term Debt-Note C
	Industrial revenue bonds                  23,306        23,742         23,454
	Long-term notes                          216,202       186,643         88,903
	Convertible subordinated
		debentures                               38,893        38,858        106,889
																																										-------       -------        -------
					Total Long-term Debt                 278,401       249,243        219,246
																																										-------       -------        -------


Commitments and Contingencies-Notes C and D

Shareholders' Equity
Preferred Stock, 500,000 shares
			authorized but unissued                   -0-           -0-             -0-

Common Stock, $.10 par value:
	authorized 50,000,000 shares;
	issued 27,335,782 in 1994
	27,085,282 shares in 1993,
	and 21,012,670 shares in 1992              2,734         2,709          2,101

Capital in excess of par value            124,926        122,785         53,919

Retained earnings                         181,952        160,791        134,232

Currency translation adjustment            (4,637)        (8,027)         2,499

Treasury stock at cost:
	29,683 shares in 1994, and
	35,000 shares in 1993 and 1992              (341)          (402)          (402)
																																										-------        -------        --------
Total Shareholders' Equity                304,634        277,856        192,349
																																									--------        -------        -------
Total Liabilities and
							Shareholders' Equity             $ 920,212      $ 780,339      $ 612,962
																																								=========      =========      =========

See notes to Consolidated Financial Statements




(PAGE 7 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)



Consolidated Statements of Income

(In thousands of dollars except per share data)

																																												Years ended June 30,
																																				------------------------------------------
																																				1994            1993           1992

Net sales                           $ 1,852,478     $ 1,672,115    $ 1,038,454

Costs and expenses - Notes E and J    1,790,612       1,612,850      1,018,461
Goodwill amortization                     1,158           1,246          1,407
																																					----------       ---------       --------
																	Operating Income        60,708          58,019         18,586
																																					----------       ---------       --------

Other income (expense):
Interest expense                        (15,423)        (16,793)       (15,479)
Other income, net - Note  F               1,631           1,657          3,695
																																					----------       ---------       --------
Income from Continuing Operations
	Before Income Taxes                     46,916          42,883          6,802
	Income taxes - Note H                   16,980          12,268         (2,259)
																																					----------       ---------       --------
	Income from Continuing Operations       29,936          30,615          9,061
																																					----------       ---------       --------
Discontinued Operations - Note J:
Loss from operations (net of income
	tax benefit of $1,480 in 1994,
	$1,420 in 1993 and $551 in 1992)        (4,283)        (4,056)         (5,236)
	Loss on disposal (net of income tax
	benefit of $4,358 in 1994)              (4,492)           -0-             -0-
																																					----------       ---------       --------
	Loss from Discontinued Operations       (8,775)        (4,056)         (5,236)
																																					----------       ---------       --------
																								Net Income  $    21,161     $    26,559    $     3,825
																																				===========     ===========    ===========
	Earnings (Loss) per share - Note G:
			Primary
				From continuing operations           $ 1.08          $ 1.24         $  .43
				From discontinued operations           (.32)           (.15)          (.25)
																																									------          ------         ------
																																									$  .76          $ 1.09         $  .18
																																									======          ======         ======
			Fully diluted
				From continuing operations           $ 1.08          $ 1.21         $  .43
				From discontinued operations           (.32)           (.14)          (.25)
																																									------          ------         ------
																																									$  .76          $ 1.07         $  .18
																																									======          ======          ======


Consolidated Statements of Shareholders' Equity
(In thousands of dollars)

																																												Years ended June 30,
																																							-------------------------------------
																																														1994         1993         1992

Common Stock
Balance at July 1                        $    2,709   $    2,101   $    2,099
Conversion of debt - Note C                     -0-          590          -0-
Stock options exercised                          25           18            2
																																									----------   ----------    ---------
													Balance at June 30          $    2,734   $    2,709   $    2,101
																																									==========   ==========   ==========

Capital in excess of par value
Balance at July 1                        $  122,785   $   53,919   $   53,774
Conversion of debt - Note C                     -0-       67,576          -0-
Stock options exercised                       2,141        1,290          145
																																									----------   ----------   ----------
												Balance at June 30          $   124,926   $  122,785   $   53,919
																																								===========   ==========   ==========

Retained earnings
Balance at July 1                       $   160,791   $  134,232   $  130,407
Net income for the year                      21,161       26,559        3,825
																																								-----------   ----------   ----------
												Balance at June 30          $   181,952   $  160,791   $  134,232
																																								===========   ==========   ==========

Currency translation adjustment
Balance at July 1                       $    (8,027)  $    2,499   $       31
Translation gain (loss)                       2,508      (11,550)       2,468
Deferred income taxes                           882        1,024          -0-
																																								-----------   ----------   ----------
												Balance at June 30          $    (4,637)  $   (8,027)  $    2,499
																																								===========   ==========   ==========




See notes to Consolidated Financial Statements



(PAGE 8 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

Consolidated Statements of Cash Flows

(In thousands of dollars)

																																														Years ended June 30,
																																								------------------------------------
																																														1994        1993        1992

Operating Activities
Net income                              $    21,161  $    26,559  $    3,825
Adjustments to reconcile
	net income to cash provided by
						(used for) operations:
	Depreciation and amortization               48,623       41,303      38,682
	Effect of property, plant and
	equipment disposals                            465          364         (40)
	Noncurrent pension expense                     860        1,848         -0-
	Unrealized foreign currency
	exchange (gain) loss                          (406)       1,983         -0-
	Deferred income taxes                       (7,754)        (959)        126
	Other                                           64          -0-         200
	Changes in current assets and liabilities:
		Accounts receivable                       (47,155)     (80,627)     (6,121)
		Inventories                               (79,694)     (61,931)    (41,113)
		Refundable  and deferred income taxes       4,894          975         658
		Discontinued and other current assets      11,054      (22,351)     (4,239)
		Accounts payable and accrued expenses      81,107       51,446      66,298
		Income taxes                                   83        7,215      (1,988)
																																										---------    ---------    --------
							Net Cash Provided by (Used for)
																		Operating Activities       33,302      (34,175)     56,288
																																										---------    ---------    --------

Investing Activities
Purchase of property, plant and equipment   (46,488)     (84,084)    (29,822)
Proceeds from sale of property, plant
	and equipment                                  400          425         194
Change in  noncurrent assets                   (971)           4        (902)
																																										---------    ---------    --------
Net Cash (Used for) Investing Activities    (47,059)     (83,655)    (30,530)
																																										---------    ---------    --------

Financing Activities
Net increase (decrease) in
	commercial paper                            49,287       27,150     (21,608)
Payments on long-term debt               (2,242,630)    (627,162)    (91,624)
Proceeds from long-term debt              2,223,480      696,462     101,583
Issuance of common stock                      2,166        1,308         148
																																										---------    ---------    --------
	Net Cash Provided by  (Used for)
																				Financing Activities     32,303       97,758     (11,501)
																																										---------    ---------    --------

Effect of exchange rate changes on cash       1,430       (2,804)     (1,064)
																																										---------    ---------    --------
Net increase (decrease) in cash and
	cash equivalents                            19,976      (22,876)     13,193
Cash and cash equivalents at
	beginning of year                           15,846       38,722      25,529
																																										---------    ---------    --------
							Cash and Cash Equivalents
																									at End of Year $    35,822  $    15,846  $   38,722
																																								===========  ===========  ===========

Cash equivalents are primarily short-term interest bearing deposits. Interest paid was $14,776 in 1994, $19,723 in 1993 and $15,581 in 1992.
Net income taxes paid (refunded) were $14,781 in 1994, $6,196 in 1993 and ($1,249) in 1992


See notes to Consolidated Financial Statements.




(PAGE 9 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED
IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)



Notes to Consolidated Financial Statements

Note A - Accounting Policies

Consolidated Financial Statements include accounts of the Company and its subsidiaries after elimination of material intercompany accounts and transactions. June 30, 1993's and 1992's current assets as originally reported have been reclassified to correspond to 1994's presentation for assets associated with discontinued operations. Additionally, 1993's and 1992's Consolidated Statement of Income and related disclosures have been reclassified to correspond to 1994's discontinued operations presentation (see Note J).

Inventories, other than those relating to long-term contracts, are stated at the lower of cost (principally first-in, first-out method) or market. Inventories relating to long-term contracts are stated at cost incurred (including indirect expenses) reduced by costs applicable to sales recognized. General and administrative expense on government contracts are allocated to inventories on a total cost input basis. Inventories include amounts relating to contracts longer than one year, and a portion thereof may not be realized within one year. Customers have a vested interest in inventories related to progress payments. Inventories primarily consist of costs incurred in support of contractual obligations.

Sales and Cost of Sales from cost reimbursable contracts are recorded as costs are incurred and include fees in the proportion of incurred costs to total estimated costs. Sales from fixed price and fixed price incentive contracts are recorded generally as units are shipped. Profits on such contracts are determined by periodic estimates of cost at completion and may reflect adjustments applicable to prior years' sales. Losses on contracts are recognized when identified. Cost of sales on fixed price and fixed price incentive Government contracts is based on estimated average cost of all units on order, as determined under the learning curve concept, which anticipates a decrease in unit cost as production progresses.

Property, Plant, and Equipment are recorded at cost. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of individual assets.

Goodwill is unamortized excess of cost over underlying net tangible assets of companies acquired. Goodwill is amortized on a straight-line basis over ten years. Accumulated amortization at June 30 was $8,239,000 in 1994, $8,265,000 in 1993, and
$7,145,000 in 1992. The June 30, 1994's balance excludes prior years' amortization associated with discontinued operations (see Note J).

Income Tax expense differs from amounts currently payable, as certain revenues and expenses are reported in periods which differ from those in which they are taxed. The principal differences are that for income tax purposes: (a) income from certain long-term contracts is reported in accordance with income tax regulations; (b) accelerated depreciation of certain fixed assets is used; (c) the direct write-off method for doubtful accounts is used; and (d) certain foreign subsidiaries' earnings are taxable for U.S. purposes when distributed. U.S. income taxes have not been provided on certain undistributed earnings of foreign subsidiaries aggregating $52 million at June 30, 1994 which are considered to be permanently invested. Otherwise, $15 million of deferred taxes would have been provided.

Research and Development is conducted by the Company under both customer sponsored and company sponsored programs. Company sponsored programs include research and development, and bid and proposal work related to Government products and services. Costs related to such research and development and bid and proposal work are allocated among Government contracts in the same manner as general and administrative expense and are recoverable under U.S. Government contractual arrangements. Customer sponsored research and development costs are accounted for as any other program cost. Total research and development costs incurred by the Company were $30,074,000 in 1994, $29,575,000 in 1993, and
$32,504,000 in 1992.


Note B - Inventories

Progress payments related to long-term contracts, netted against inventory at year-end, were $13,454,000 in 1994, $17,615,000 in 1993, and $21,299,000 in 1992.

General and administrative expense incurred was $15,281,000 in 1994, $15,360,000 in 1993, and $14,932,000 in 1992. General and
administrative expense remaining in inventory at June 30 approximated $4,682,000 in 1994, $4,064,000 in 1993, and
$4,310,000 in 1992. Research and development and bid and proposal costs related to government contracts remaining in inventory at June 30 approximated $6,975,000 in 1994, $6,404,000 in 1993, and $6,730,000 in 1992. Program related costs (excluding A-12 Aircraft related costs as described in Note D) in excess of currently negotiated contract value and included in inventory approximated $8,030,000, $7,630,000, and $17,651,000 at June 30, 1994, 1993,

(PAGE 10 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994
CONTAINED IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

and 1992, respectively. Program related costs carried in inventory at June 30,1994 primarily represent pending contract negotiations and claims. The Company's policy is to defer only those costs in excess of current contract value that relate to programs entered into prior to December 31, 1990, that it believes will be continued, or in the case of pending claims, that it believes are fully recoverable.


Note C - Long-term Debt

Industrial Revenue Bonds. The Company is obligated by lease or guarantee for various industrial revenue bonds maturing through year 2015. $3,384,000 of the outstanding balance at June 30, 1994 ($3,485,000 at June 30, 1993, and $5,095,000 at June 30,
1992) bears interest at fixed rates ranging between 5.5% and 7.6%. $20,900,000 of the outstanding balance at June 30, 1994 ($20,981,000 at June 30, 1993, and $20,626,000 at June 30, 1992)
bears interest at variable rates that ranged between 2.6% and 7.5% on June 30, 1994. Such obligations are collateralized by related properties, unexpended funds, and irrevocable letters of credit.

Long-term Notes. The Company is obligated under various mortgages and notes maturing through year 2004. $677,000 of the outstanding balance at June 30, 1994 ($1,667,000 at June 30, 1993, and $1,952,000 at June 30, 1992) bears a fixed interest rate of 3% at June 30, 1994; previously the interest was fixed at 1%. $48,263,000 of the outstanding balance at June 30, 1994 ($44,572,000 at June 30, 1993, and $48,451,000 at June 30, 1992)
bears variable interest rates ranging between 3.6% and 7.3%. $3,050,000 at June 30, 1994 ($3,757,000 at June 30, 1993) bears a fixed interest rate of 7.9%. The June 30, 1994 outstanding balance includes $33,263,000 that is collateralized by the related properties.

On June 25, 1993 the Company combined its principal loan agreements into one $270 million credit facility with a revolving credit element of $150 million and a commercial paper element of $120 million (a $50 million increase). The agreement has an initial renewal date of July 15, 1996. Borrowings under the revolving credit line, at the Company's option, bear interest at a rate based on either a defined Base Rate or the London Interbank Offered Rate (LIBOR). The agreement allows the Company to enhance the marketability of its Commercial Paper with an irrevocable letter of credit and to borrow at rates generally below revolving credit rates. Conversion privileges exist in the event of nonsalability of Commercial Paper. At June 30, 1994 $170,596,000 was outstanding under this agreement versus $140,975,000 at June 30, 1993, and $42,625,000 under the previous separate revolving credit and credit enhanced commercial paper agreements at June 30, 1992. The June 30, 1994 average borrowing rate for $119,596,000 in Commercial Paper outstanding was 3.3%, and for $51,000,000 revolving credit outstanding was 5.0%. The Company under the credit agreement must maintain certain financial ratios and meet certain net worth and indebtedness tests. Under the most restrictive provision of the loan agreement, $21,930,000 of retained earnings are available for the payment of cash dividends.

A commitment fee of .4% is paid on the unused portion of the revolving credit agreement. Fees aggregating 1% are currently paid on letters of credit issued in support of outstanding Commercial Paper. No compensating balances are required under the agreement.

Short-term borrowings may be drawn under the credit agreement. Because of the Company's ability and intent to refinance such borrowings, total borrowings under the agreement, including Commercial Paper, are classified as long-term debt. At June 30, 1994 unused credit facilities and commitments approximated $147,000,000.

The Company has two interest rate swap agreements with a major financial institution, that effectively convert $18,500,000 of its variable interest rate real estate mortgages at June 30, 1994 to a fixed rate of 7.29% per annum. The agreements expire on October 1, 2003. The agreements' notional amount declines $500,000 each quarter through the expiration.

Convertible Subordinated Debentures. The Company's $70,000,000
9% Convertible Debentures issued in May 1990 were converted into 5,889,817 shares of Common Stock in April and May of 1993.

In March 1987 the Company issued $75,000,000 of 5 5/8% Convertible Subordinated Debentures due March 1, 2012, of which $39,476,000 remains outstanding. The Debentures are convertible into the Company's Common Stock at $21.33 per share. During 1991 the Company purchased and retired $34,524,000 face value of the Debentures at a cost of $20,643,000. Beginning in 2007, the Company will be required to provide $3,750,000 annually to a sinking fund to retire an additional 24% of the issue prior to maturity. The Debentures are callable by the Company under certain conditions.

Deferred charges of $2,063,000 at June 30, 1994, $1,572,000 at
June 30, 1993, and $3,349,000 at June 30, 1992, were netted
against the long-term debt outstanding balances.


(PAGE 11 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994
CONTAINED IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

Debt, Lease, and Rental Payments. Long-term debt maturities for the next five fiscal years are: $6,631,000 in 1995; $6,668,000 in 1996; $192,290,000 in 1997; $4,178,000 in 1998;
and $3,828,000 in 1999. Rental expense was $1,146,000 in 1994,
$1,610,000 in 1993, and $2,189,000 in 1992. Minimum future
rental payments for leased facilities and land are: $1,680,000 in 1995; $1,153,000 in 1996; and $250,000 annually thereafter through 2020 for a land lease.


Note D - Termination of A-12 Aircraft Program Subcontracts

The Company was a subcontractor to General Dynamics Corporation
(GD) and McDonnell Aircraft Company (McDonnell) for development of certain subsystems for the U.S. NAVY A-12 Aircraft. The Government in January 1991 announced termination (for default) of the A-12 prime contracts. GD terminated for convenience its two subcontracts with the Company. Additionally, terminations for convenience were received from McDonnell and another A-12 Aircraft subcontractor on an additional nine subcontracts. Settlements have been concluded for all subcontracts terminated for convenience, at the approximate amounts previously accrued by the Company. In October 1991 McDonnell filed a sealed suit in Federal Court in St. Louis, Missouri claiming default on seven other subcontracts, with a remaining Company exposure of approximately twenty-two million dollars. Based upon the advice of special counsel, the Company believes it has meritorious defenses, although no assurance can be given to that effect, and is pursuing counter claims against McDonnell through the courts.



Note E - Charges to Operating Income

During March 1994 the Company adopted a plan for disposition through closure of a domestic plant associated with its government business. The plant's revenue represented less than 1% of consolidated sales. Operating income for fiscal year 1994 reflects operating losses and disposal charges associated with this plant and write-down of certain assets to estimated net realizable values, aggregating $9,200,000. The plant was closed in August 1994. Currently, no additional material disposal costs beyond those accrued for in the third quarter are anticipated.


Note F - Foreign Currency Exchange Transactions

Foreign currency exchange net losses of $119,000 were experienced in 1994 as compared to net gains of $3,000,000 in 1993, and $2,200,000 in 1992. The 1994 and 1993 amounts are included in costs and expenses, as they mainly relate to operating costs, while the 1992 net gain is included in other income, since it related to financing activities.


Note G - Earnings Per Share

Primary earnings per share are based on the weighted average number of common shares and dilutive common stock equivalents outstanding during each period. Common stock equivalents consist of stock options whose exercise price is less than the stipulated market price using the treasury stock method for both primary and fully diluted earnings per share. For the 1993 computation net income has been adjusted for the after-tax interest expense associated with the debentures converted during the year. The number of shares issued in 1993 upon conversion of the debentures has been treated as though they were outstanding from the beginning of the fiscal year. The fully diluted computations assume the dilutive conversion of the Company's outstanding convertible debentures, after adding back the debentures' after-tax interest expense.

The number of shares used in the computation of earnings per share were as follows: primary earnings per share - 27,703,163 in 1994, 27,532,308 in 1993, and 20,968,969 in 1992; and fully diluted earnings per share - 29,418,899 in 1993. In the computation of 1994's and 1992's earnings per share, the assumed conversion of outstanding convertible debentures was anti-dilutive.


Note H - Income taxes

The provision for income taxes for continuing operations is summarized as follows:

(In thousands of dollars)                        1994      1993      1992

Income (loss) from continuing operations
	before income taxes:
			Domestic                                   $ 53,307  $ 26,106  $ (5,525)
			Foreign                                      (6,391)   16,777    12,327
																																														--------  --------  --------
																														Total           $ 46,916  $ 42,883  $  6,802
																																														========  ========  ========
Currently payable:
			Domestic                                   $ 17,940  $  8,609  $   (790)
			Foreign                                       3,097     3,389       (19)
Deferred:
			Domestic                                     (2,521)     (940)   (1,450)
			Foreign                                      (2,418)      -0-       -0-
Adjustment to Goodwill for acquired net
			operating loss tax benefit                      -0-       798       -0-
Deferred income taxes  allocated to
		translation  adjustment                          882       412       -0-
																																															-------   -------    -------
																												Total             $ 16,980  $ 12,268  $ (2,259)
																																															========  ========  ========

(PAGE 12 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994
CONTAINED IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)

Differences between income taxes computed using the U.S.
statutory rate and the current year's provision were:

(In thousands of dollars)                        1994      1993      1992

Income taxes at
	U.S. statutory rate                          $ 16,421  $ 14,580  $  2,313
Effects of U.S. state income taxes, net
	of federal benefits                             1,054       -0-       -0-
Effects of  loss carryforward/carryback           (147)    2,286      (863)
Effects of foreign operations                   (3,068)   (2,113)   (1,970)
Tax credits                                        -0-    (2,581)   (2,107)
Permanent differences                            2,720        96       368
																																															-------    -------   -------
													Income taxes (credit)            $ 16,980   $ 12,268  $ (2,259)
																																														========   ========   =======


At June 30, 1994 net deferred tax asset components are as follows:

										Deferred
(In thousands of dollars)                                   Asset
Temporary Difference                           Amount    (Liability)
Expenses not currently deductible:
		Bad debt provision                        $   4,268     $   1,494
		Accrued expenses                             18,233         6,381
		Provision for discontinued operations         2,332           816
		Inventory adjustments                         9,134         2,540
		Depreciation                                  2,017           624
		Income not currently taxable:
				Undistributed foreign earnings            (14,266)        (3,894)
				Long-term contracts                       (11,026)        (3,859)
Net operating loss carryforwards                6,034            777
Valuation allowance:
		Beginning of year                           (11,739)        (4,013)
		Net change for year                          11,501          3,935
																																													--------      ---------
																																												$  16,488     $    4,801
																																												=========     ==========



The change in the valuation allowance resulted from the Company's ability to deduct currently for U.S. income taxes previous foreign net operating losses. The majority of the change has been recognized as an income tax benefit in discontinued operations.


Note I - Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments at June 30, 1994 are as follows:

(In thousands of dollars)                  Carrying        Fair
									Amount         Value

Cash and cash equivalents                 $  35,822     $  35,822
Unexpended equipment funds                    1,739         1,739
Long-term debt                              286,750       281,619
Interest rate swaps                             -0-         1,411

Methods and assumptions used to estimate fair values were as follows: Cash and cash equivalents' and unexpended equipment funds' fair valuation was estimated at their carrying value, because of their short maturity period; Long-term debt's fair valuation was estimated based on current rates offered to the Company for debt of the same remaining maturities, except for Convertible Debentures, where the year-end closing market price was used; and Interest rate swaps' fair valuation was estimated using the value the Company would receive or pay to terminate them on June 30, 1994.

Note J - Discontinued Operations

During March 1994, the Company adopted plans for sale of certain business units. These units generally manufacture and sell proprietary products to consumer and commercial end-users. These business units are accounted for as discontinued operations, and accordingly, their operations are segregated in the accompanying income statements. Net sales, operating costs and expenses, other income and expense, and income taxes for fiscal years 1993 and 1992 have been reclassified for amounts associated with the discontinued units. The actual fourth quarter operating losses for the discontinued operations approximated amounts estimated for in the disposal loss accrued for at the measurement date.

Sales, related losses and income tax benefits associated with the discontinued business units for the last three fiscal years were as follows:

(In thousands of dollars)                        1994      1993      1992

Sales                                         $ 49,370  $ 24,985  $  6,906
																																														========  ========  ========

Loss from operations
		before  income tax benefit                 $  (5,763) $ (5,476) $ (5,787)
Income tax benefit                               1,480     1,420       551
																																																	------    ------    ------
														Loss from operations               (4,283)   (4,056)   (5,236)
																																																	------    ------    ------
Loss on disposal before income tax benefit:
	Estimated unrecovered costs
		through disposal date                         (4,335)      -0-       -0-
	Goodwill adjustment                            (2,715)      -0-       -0-
	Asset valuation adjustment                     (1,800)      -0-       -0-
																																															-------    ------     ------
																																																(8,850)      -0-       -0-
	Income tax benefit                              4,358       -0-       -0-
																																															-------    ------     ------
			Loss on disposal, recognized
															in third quarter                 (4,492)      -0-       -0-
																																															-------    -------    ------
Total loss on discontinued operation s        $ (8,775)  $ (4,056) $ (5,236)
																																															=======    =======    =======



The effective income tax benefit rate for discontinued operations differs from the U.S. statutory tax rate primarily as a result of recognizing for book purposes net operating loss carryforwards associated with the discontinued operations.

On August 26, 1994, the Company entered into an agreement for the sale of Cambridge Computer, Ltd. (a substantial part of the discontinued operations) for approximately $7,000,000 plus future royalties.

(PAGE 13 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994
CONTAINED IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)


Note K - Employee Benefit and Stock Option Plans.

Employee Benefit Plans. The Company provides retirement benefits to its domestic employees who meet certain age and service requirements through three plans: a defined benefit pension plan, a qualified employee savings plan, and a deferred compensation plan. Pension plan benefits are computed based upon compensation earned during the member's career at the Company, or its subsidiaries, and years of credited service. The Company funds its retirement benefits annually at an amount that approximates the maximum deductible for income taxes. Savings and deferred compensation plans' benefits are equal to a percentage of employees' contributions. Company contributions to these plans are fully funded when the liability is incurred. The Company's and employees' contributions to the deferred compensation plan are held in an irrevocable rabbi trust. The Company also has a defined contribution pension plan for its European employees who meet certain requirements.

The following table sets forth the defined benefit pension plan's status and the amounts recognized in the Company's
Consolidated Financial Statements at June 30.

Defined benefit pension plan's status
is as follows:


													1994       1993       1992
(In thousands of dollars)
Actuarial present value of benefit obligations:
		Accumulated benefit obligation (including vested  benefits
		of $9,459  in 1994, $7,107 in 1993, and $6,284 in 1992)            $(10,842)  $ (9,366)  $ (8,504)
																																																																					========   ========   ========
Projected benefit obligation for service
		rendered to date                                                   $(16,254)  $(14,274)  $(15,366)
Plan assets at fair market value                                        9,030      8,962      7,213
																																																																					--------   --------   --------
Projected benefit obligation in excess of plan assets                  (7,224)    (5,312)   (8,153)
Unrecognized net obligations existing at transition                       475        514       554
Unrecognized prior service cost                                           427        466       505
Unrecognized net (gain)/loss                                           (1,442)    (2,489)    1,122
																																																																					--------   --------   --------
																																												Accrued pension cost     $ (7,764)  $ (6,821) $ (5,972)
																																																																					=========   ========  ========
Net pension cost included the following components:
		Service cost - benefits earned during the period                   $  1,779   $  1,703  $  2,124
		Interest cost on projected benefit obligation                         1,125        977     1,008
		Actual return on plan assets                                           (206)    (1,472)     (894)
		Net amortization and deferral                                          (553)       809       412
																																																																							--------   --------  --------
																																								Net periodic pension cost    $   2,145   $  2,017  $  2,650
																																																																							=========   ========  =======
Rates used in computing periodic pension costs:
						Actual weighted-average discount rate used for
							computing projected benefit obligation's present value            8.0%       8.0%      8.0%
						Expected long-term rate of return on plan assets                   9.0%       9.0%      9.0%
						Future compensation increase                                       5.5%       5.5%      5.5%

Charges to operations for Company sponsored
	Retirement benefits                                                 $   4,478   $   4,103  $  4,168
																																																																								=========   =========  ======


At June 30, 1994 domestic pension plan assets were invested
72% in equity based mutual funds, 20% in corporate bond mutual funds, 3% in the Company's Convertible Debentures, and 5% in cash and money market funds. During 1993, the retirement age, mortality, withdrawal and expense load assumptions were changed to approximate more closely the actual experience on such items. These changes resulted in a $582,000 reduction to 1993's pension expense.

Stock Option Plans. The Company has Incentive Stock Option and Non-Qualified Stock Option Plans. Under the Plans, options are granted at not less than 100% of market value on date of grant. Outstanding options expire between September 1995 and September 2004. During 1994, 400,000 shares available for granting options under the Incentive Stock Option Plan were transferred to the Non-Qualified Stock Option Plan. Information relating to the Company's Stock Option Plans follows:

Incentive Stock Option Plan
(Shares in thousands)
									1994    1994         1993    1993         1992    1992
									-------------------  -------------------  -------------------
									Shares  Price Range  Shares  Price Range  Shares  Price Range
Outstanding July 1            172.7   $8.17- 9.25  198.9   $8.17-11.17  206.4   $8.17-11.17
Granted                         -0-                  -0-                  -0-
Exercised                     (75.3)  $8.17-9.00   (26.2)  $9.00-11.17    -0-
Canceled                        -0-                  -0-                 (7.5)  $9.25
																														-----   ----------   -----   -----------  -----   -----------
Outstanding June 30            97.4   $8.17-9.25   172.7   $8.17- 9.25  198.9   $8.17-11.17
																													======   ==========   =====   ===========  =====   ===========
Exercisable at June 30         97.4                172.7                198.9
Shares available for
	granting options at June 30   16.1                416.1                416.1


(PAGE 14 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994
CONTAINED IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)


Non-Qualified Stock Option Plans
(Shares in thousands)

																														1994     1994         1993     1993         1992     1992
																														--------------------  -------------------   -------------------
																														Shares   Price Range  Shares   Price Range  Shares   Price Range
Outstanding  July 1           1,015.7  $6.00-21.13  1,026.3  $6.00-13.38   920.4   $6.00-13.38
Granted                         270.0  $15.00-18.25    225.0  $11.88-21.13  223.0  $6.13 -8.75
Exercised                      (175.2) $6.00-18.25   (156.6) $6.00-12.63   (24.1)  $6.00 -7.38
Canceled                        (62.9) $6.00-18.25    (79.0) $6.00-12.63   (93.0)  $6.00-11.63
																														--------------------  --------------------  --------------------
Outstanding June 30           1,047.6  $6.00-21.13  1,015.7  $6.00-21.13  1,026.3  $6.00-13.38
																														====================  ====================  ====================
Exercisable at June 30          602.6                 521.4                 460.1
Shares available for
granting  options at June 30   289.5                  96.6                  242.6


Note L - Geographic Data.

The Company operates primarily in the electronic equipment industry. These operations are conducted in two geographic areas: Domestic and Foreign. The following geographic data is based on estimates that do not consider fully the extent to which the Company's product development, manufacturing, engineering, marketing, and management activities are interrelated. Thus, the data is not totally indicative of the extent each geographic area contributed to the Company's consolidated operating results. The following table summarizes the Company's geographic data:


(In thousands
			of dollars)
																	Identifiable Assets                   Sales                       Operating Income
																	----------------------------  ---------------------------------  --------------------------
																	1994      1993      1992       1994       1993         1992       1994     1993     1992
Domestic         $516,453  $493,337  $441,946  $1,155,211  $933,556   $  620,609   $60,368  $38,852  $ 4,349
Foreign           361,363   256,121   145,356     697,267   738,559      417,845       340   19,167   14,237
Corporate          42,396    30,881    25,660        N/A       N/A          N/A       N/A      N/A      N/A
																	----------------------------  ---------------------------------   -------------------------
		Consolidated   $920,212  $780,339  $612,962  $1,852,478  $1,672,115 $1,038,454   $60,708  $58,019  $18,586
																	============================  =================================

																																											Corporate net  other expense            (13,792) (15,136) (11,784)
																																																																																			--------------------------
																																											Consolidated income from continuing
																																																operations before income taxes      $46,916  $42,883   $6,802
																																																																																			==========================

Intergeographic transfers are not significant. Corporate assets include domestic cash and cash equivalents, refundable and deferred income taxes, assets associated with discontinued operations, and minority investments in and loans to other companies. Major customer data, including concentration of credit risk, is incorporated by reference from Part I, Marketing and Customers, of the Company's Form 10-K for the year ended June 30, 1994. Domestic export sales were approximately $81,000,000 in 1994, $5,000,000 in 1993, and $7,000,000 in 1992.


Note M - Selected Quarterly Financial Data (Unaudited)

Quarterly financial results, after restatement for discontinued operations, and stock prices for the last two fiscal years were:

(In thousands of dollars except
per share data)
																																			1994                                     1993
																																			-------------------------------------    --------------------------------------
																																			Fourth    Third     Second    First      Fourth     Third     Second    First
																																			Quarter   Quarter   Quarter   Quarter    Quarter    Quarter   Quarter   Quarter
Net sales                          $584,523  $424,092  $422,877  $420,986   $434,107  $450,687  $443,901  $343,420
Gross profit                         22,175     4,286    17,748    17,657     16,625    17,148    14,970    10,522
Income from continuing operations    11,072       476     9,214     9,174      9,620     8,952     7,310     4,733
Net  income (loss)                   11,072    (5,531)    7,771     7,849      8,582     7,356     6,411     4,210
Fully diluted earnings(loss)
	per share:
	Continuing operationns              $ .40      $ .02     $ .33     $ .33      $ .34     $ .36     $ .30     $ .23
	Discontinued operations               -0-       (.22)     (.05)     (.05)      (.04)     (.06)     (.03)     (.03)
																																			--------------------------------------   --------------------------------------
																							Net income    $ .40      $(.20)    $ .28      $ .28     $ .30     $ .30     $ .27     $ .20
																																			======================================   ======================================
Market stock price range:
			High        $17       $21 5/8   $19 7/8   $21 3/8    $22 1/4    $23 3/8   $18 1/2   $12 1/2
			Low          12 5/8    15 1/4    15 3/8    14 3/8     15 1/2     17 1/8    10 3/4     7 1/4


Fiscal year 1994's third quarter includes charges to operating income relating to operating losses and disposal charges for the closure of a domestic plant associated with the Company's government business and write-down of certain assets to estimated net realizable values, aggregating $7,900,000.



(PAGE 15 OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994
CONTAINED IN THE 1994 ANNUAL REPORT TO SHAREHOLDERS)



REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
SCI Systems, Inc.,
Huntsville, Alabama



We have audited the accompanying consolidated balance sheets of SCI Systems, Inc. as of June 30, 1994, 1993, and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCI Systems, Inc. at June 30, 1994, 1993, and 1992, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note D to the consolidated financial statements, the Company is involved in sealed litigation related to certain subcontracts on the canceled A-12 Aircraft. The Company believes it has meritorious defenses to claims against it, although no assurance can be given to that effect, and intends to vigorously pursue claims against the prime contractor. The ultimate outcome of this matter cannot presently be determined.


				ERNST & YOUNG LLP

Birmingham, Alabama
August 4, 1994



(END OF THE EXCERPTS FROM FORM 10-K FOR FISCAL 1994 CONTAINED IN
THE 1994 ANNUAL REPORT TO SHAREHOLDERS)


(INSIDE OF BACK COVER TO 1994 ANNUAL REPORT TO SHAREHOLDERS)


Corporate Directory

Board of Directors
		Olin B. King (1)
		Chairman of the Board of
		the Company
		Huntsville, Alabama

		Howard H. Callaway (2)(4)
		CEO, Crested Butte Mountain Resort, Inc.
		Crested Butte, Colorado
		CEO and President, Callaway Gardens
		Resort, Inc.
		Pine Mountain, Georgia

		William E. Fruhan (2)(3)
		Professor of Business Administration
		Harvard University
		Cambridge, Massachusetts

		Joseph C. Moquin (1)(4)
		Retired CEO
		Teledyne Brown Engineering
		Madison, Alabama

		A. Eugene Sapp, Jr. (1)(3)
		President of the Company
		Huntsville, Alabama

		Wayne Shortridge (2)(3)
		Partner
		Paul, Hastings, Janofsky & Walker
		Atlanta, Georgia

		G. Robert Tod (2)(4)
		President, CML Group, Inc.
		Acton, Massachusetts

		Jackie M. Ward (3)(4)
		Chief Executive Officer
		Computer Generation Incorporated
		Atlanta, Georgia

		Director Emeritus
		Thomas H. Lenagh
		Financial Advisor
		Greenwich, Connecticut

Committees of the Board
		(1) Executive Committee
		(2) Audit Committee
		(3) Investment Committee
		(4) Compensation Committee

Officers

Chairman of the Board and Chief Executive Officer
		Olin B. King

President and Chief Operating Officer
		A. Eugene Sapp, Jr.

Senior Vice Presidents
		Richard A. Holloway    David F. Jenkins   Jeffrey L. Nesbitt
		Peter M. Scheffler     Jerry F. Thomas    Alexander A.C. Wilson

Vice Presidents
		Bruce R. Anderson         Charles Barnhart       Patrick R. Barry
		C.T. Chua                 James H. Ferry         Francis X. Henry
		George J. King            Mark J. Klaver         LeRoy H. Mackedanz
		James H. McElroy          Raymond E. Minter      Michael H. Missios
		Leonard L. Mitchum, Jr.   B. William Nelson      Charles N. Parks
		N.K. Quek                 P. William Quinn       John W. Siedlecki
		Francois M. Thionet       Christopher J. White



Secretary
		Michael M. Sullivan


General Counsel
		Powell, Goldstein, Frazer & Murphy
		Atlanta, Georgia

Auditors
		Ernst & Young LLP
		Birmingham, Alabama


Transfer Agent and Registrar
		Mellon Bank, N.A.
		Pittsburgh, Pennsylvania
		1-800-756-3353

Shareholder Relations
		P.O. Box 1000
		Huntsville, Alabama 35807
		205-882-4300


Security Trading Markets
		Common Stock
		NASDAQ National Market System
		Symbol SCIS

		Common Stock Options
		Chicago Board Options Exchange
		Symbol SSQ
		1-800-OPTIONS

		Convertible Debentures
		NASDAQ
		Symbol SCISG

		Commercial Paper
		Bank of America N.T. & S.A.
		San Francisco, California
		Placement Agent

Annual Shareholders' Meeting
Last Friday in October

Annual Report to the S.E.C.
The annual report to the Securities and Exchange Commission on Form 10-K provides complete exhibits and schedules. Copies will be furnished upon written request to Shareholder Relations at the address above.








(END OF 1994 ANNUAL REPORT TO SHAREHOLDERS)



(End of Exhibit 13)