Form 10-K, Exhibit 13
period 1995-06-30
SCI SYSTEMS INC
filed 1995-09-28
CIK 87744

[EXHIBIT 13]

BEGINNING OF 1995 ANNUAL REPORT TO SHAREHOLDERS

(INSIDE FRONT COVER OF 1995 ANNUAL REPORT TO SHAREHOLDERS)

The Company

     SCI Systems, Inc., is a diversified, international electronics manufacturer with multibillion dollar annual sales. It designs, manufactures, markets, distributes, and services electronic products for the computer, aerospace, defense, telecommunication, medical, and entertainment industries, as well as the U.S. Government. SCI, the world's largest electronics contract manufacturer, operates the largest surface mount technology (SMT) production capacity in the merchant market. The Company conducts its operational activities through a Commercial Division and a Government Division. The Commercial Division operates five geographically organized business units: the Eastern, Central, and Western Regions in North America and the European and Asian Regions. Serving a diversified and growing customer base throughout the world, each Region operates multiple plants which manufacture components, subassemblies, and finished products primarily for original equipment manufacturers. The Regions also offer a wide range of design, engineering, purchasing, distribution, and support services. The Government Division provides data management, instrumentation, communication, and computer systems and subsystems to the U.S. Government and its prime contractors and to several foreign governments. Although the Company derives a majority of its revenues from hardware manufacturing and maintains a broad technology base, it is primarily a vertically integrated engineering and manufacturing services provider with dedication to close customer interaction forming the cornerstone of its activities. The key elements of SCI's operating philosophy -- quality products, competitive pricing, and customer responsiveness -- are a proven foundation for success. These fundamental tenets will continue to guide the Company as it capitalizes upon the growth opportunities ahead.

--------------------------------------------------------------------------------
Map of the world showing SCI locations.

--------------------------------------------------------------------------------

(Page 1 of Annual Report to Shareholders)

Financial Highlights

Annual Report to Shareholders for the Year Ended June 30, 1995

(Dollars in thousands except for per share data)
No cash dividends were declared in the periods presented.
1991 to 1993 amounts have been restated for 1994's discontinued operations.
(See Part II, Items 7 and 8 of Excerpts from Form 10-K for Fiscal 1995, bound herein.)

                                                     1995           1994           1993           1992            1991

Net Sales                                    $  2,673,783   $  1,852,478   $  1,672,115   $  1,038,454    $  1,121,807
Income from Continuing  Operations                 45,243         29,936         30,615          9,061           9,242
Per Common Share (Fully Diluted)                     1.56           1.08          1 .21            .43             .44
Net Income                                         45,243         21,161         26,559           3,82          12,620
Per Common Share (Fully Diluted)                     1.56            .76           1.07            .18             .60
Interest Expense                                   18,400         15,423         16,793         15,479          22,400
Taxes on Income from Continuing Operations         30,418         16,980         12,268         (2,259)           (757)
Total Assets                                      981,292        920,212        780,339        612,962         550,935
Borrowings                                        162,090        284,283        253,341        224,876         236,226
Cash and Cash Equivalents                          10,277         35,822         15,846         38,722          25,529
Working Capital                                   280,124        395,628        336,516        255,270         253,677
Capital Expenditures                               80,316         46,488         84,084         29,822          30,326
Depreciation and Amortization                      49,839         48,623         41,303         38,682          36,911
Net Property, Plant, and Equipment                214,025        182,768        184,032        143,687         148,242
Shareholders' Equity                              349,776        304,634        277,856        192,349         185,909
Per Common Share                                    12.75          11.16          10.27           9.17            8.87
New Orders Received                             3,574,820      2,074,205      1,922,366      1,150,708         995,283
Order Backlog                                $  2,135,836   $  1,234,800   $  1,013,073   $    762,822    $    650,568
Common Shares Outstanding                      27,435,992     27,306,099     27,050,282     20,977,670      20,953,569
Employees                                          13,185         12,027         10,811          9,512           9,762
Sales ($) Per Employee                            212,104        162,228        164,554        107,757         109,680
Manufacturing Plants                                   20             19             18             17              17
Facility Square Footage                         3,021,600      2,834,000      2,745,000      2,678,000       2,572,000
Sales ($) Per Square Foot                             913            664            619            396             431
Automated Assembly Lines                              169            154            139            109             102
Pin-in-Hole Technology                                 40             42             38             34              31
Surface Mount Technology                              129            112            101             75              71
Asset Turnover Ratio                                  2.8            2.2            2.4            1.8             1.9

--------------------------------------------------------------------------------
Picture with the caption - The European Region's new 80,000 square foot Grenoble facility was completed and placed in operation during the third quarter.

--------------------------------------------------------------------------------
Picture with the caption - The Eastern Region acquired this modern, well staffed 311,000 square foot facility in Augusta, Maine during the fourth quarter.

--------------------------------------------------------------------------------

(Page 2 of Annual Report to Shareholders)
Executive Letter

To the Shareholders:


The fiscal year ended June 30, 1995, was a vintage one. Sales, incoming orders, and order backlog all experi enced outstanding growth. Income and earnings reached record levels. The balance sheet was strengthened by both equity growth and debt reduction. A major new plant was acquired and two construction projects were completed. Equipment investment accelerated to support capacity growth. Internal systems and personnel were upgraded. Customer relationships were enhanced and expanded. Most importantly, the Company built a solid foundation for continued growth well into the future.

------------------------------------------
|
|Picture of Olin B. King
|

-------------------------------------------
Revenues. Sales for the year were $2.674 billion, 44% above the $1.852 billion of fiscal year 1994. First quarter revenues of $618 million grew to $842 million in the fourth quarter. Each of the four quarters delivered approximately 40% sales growth over the comparable 1994 quarter. Strong end-user market conditions, industry trends to increased outsourcing, broader outsourcing scope, aggressive marketing, and timely availability of infrastructure all contributed to the rapid revenue expansion. Income. Income from continuing operations, and net income, in fiscal 1995 were $45.2 million, or $1.56 per fully diluted common share. In fiscal 1994 income from continuing operations was $29.9 million, or $1.08 per share, after charges for a plant closing, and net income was $21.2 million, or $.76 per share, after charges for discontinued operations. (Associated fiscal 1995 growth rates were 51%, 44%, 114%, and 105%, respectively.) Finished product manufacturing of equipment such as personal computers characteristically yields lower profit margins than the Company's traditional subassembly production business. As the year progressed this product mix element grew more rapidly and thus placed continued pressure on average margins. Despite that circum stance, operating margins improved incrementally during each quarter of the year. Higher state and foreign taxes led to a four percentage point increase in the effective tax rate for the year. Dilution effects increased as a result of higher income tax rates and a markedly higher common stock price. Orders and Backlog. New orders received during the year were a record $3.575 billion, 72% above $2.074 billion in the previous year. (Incoming orders exceeded one billion dollars in each of the last two quarters.) Year end order backlog was a record $2.135 billion, 73% above the $1.235 billion of a year earlier. Although this backlog level is historically high, the Company has adequate capacity (with regular planned additions) to meet delivery schedules. Backlog growth came from new customers, increased orders from existing customers, and the effects of lengthening component lead times, reflecting overall strength in the equipment markets. SCI's book-to-bill ratio for the entire year was a remarkable 1.34. Balance Sheet. Asset management, as measured by asset turnover (the ratio of revenues to total assets), has continued to receive close management attention. As a result of turnover ratio improvement from 2.2 to 2.8 during fiscal 1995, only a 7% expansion of the balance sheet was required to support 44% revenue growth. That achievement was aided by a product mix shift towards finished products, which produce higher turnovers to offset their lower margins. Days of sales employed in every asset category (such as inventory, accounts receivable, real estate, equipment) were substantially reduced as the year progressed. The ultimate effect was reduced borrowing, as less working capital was required. Assisted by initiation of the first phase of a new asset securitization program during the fourth quarter, total indebtedness was reduced by $122 million during the year and debt-to-equity ratio was halved from .93 to .46. The Company announced in August 1995 that it called for redemption all of its outstanding 5 5/8% Convertible Subordinated Debentures, due March 1, 2012. Projected bond conversion will further enhance balance sheet strength with shareholders' equity forecast to reach $400 million during the first quarter of fiscal year 1996. Facilities and Equipment. During the year the Company constructed and occupied a new 80,000 square foot facility in Grenoble, France, to permanently house the operations previously acquired from Hewlett-Packard. During the fourth quarter a modern and well equipped 311,000 square foot facility was acquired from Digital Equipment Corporation in Augusta,

(Page 3 of Annual Report to Shareholders)

Maine. An 18,000 square foot building addition was recently constructed in Lacey's Spring, Alabama, and a surplus 150,000 square foot building in Huntsville, Alabama, was disposed of at year end. Net floor space increased by only 7% during the year as sales per square foot grew 38%. Seventeen new surface mount technol ogy assembly lines were acquired during the year to provide an installed total of 129. Two pin-in-hole technol ogy assembly lines were consolidated with others for a year end total of forty. New assembly lines for finished product manufacturing were installed in several plants; approximately fifty such lines were in service at year end.

------------------------------------------
|Picture of A. Eugene Sapp, Jr.

|-------------------------------------------

Internal Systems. SCI continues to place considerable emphasis upon enhancing its information systems. During fiscal 1995 significant upgrades and expansions of system hardware and software were implemented at the mainframe, server, and desktop computer levels. Their companion data communications elements were similarly upgraded. A variety of new applications are steadily emerging from a pipeline of system enhancements. Paperless purchasing, broadened electronic mail functions, customer and supplier electronic data interchange, automated shop floor data collection, enhanced customer order processing, and improved statistical process and quality control systems are examples of ongoing focus areas. Of particular significance is the introduction of powerful simulation programs as tools for rapid material status analysis at the plant level. This initiative is expected to improve responsiveness to customers in dynamic market conditions while aiding inventory reduc tion. Customers. On this page of SCI's 1993 Annual Report to Shareholders was written: "While efforts to enlarge the customer base will continue, the cultivation of key customer alliances, and achievement of substantial revenue growth from those accounts, will be among the Company's objectives without regard to diversification per se." In fiscal year 1995 seven customers each accounted for more than $100 million of the Company's revenues; in 1992 there were two. SCI's significant customers now total over
170. In fiscal 1995, for the first time, a single customer accounted for more than $1 billion of annual revenues. Only that customer contributed more than 10% of sales in 1995. It should be noted that ten SCI plants currently supply twenty-two divisions of that customer with a very diversified list of products. Personnel. Employment grew 10% in fiscal year 1995, to 13,185, while supporting 44% revenue growth. Sales per employee grew 31% and exceeded the $200,000 threshold for the first time. Several new officers were elected during the year to fill the position of Vice President and Plant Manager. Promoted internally were John McNeil and James H. McElroy. Recruited externally were Bruce R. Anderson and Joseph J. Cosgrove who previously were with Digital Equipment Corporation and Michael P. McCaughey who previously was with Ciro Craft, Inc. Outlook. The "outlook" paragraph of this letter in 1994 remains as valid today as it was a year ago. It is thus reiterated: "The macro industry trend towards outsourcing in general continues to develop in SCI's best interest. Additional trends to finished product outsourcing and increased supplier participation in engineering and distribution likewise favor SCI. The Company's now proven capabilities in "lot size of one" custom contract manufacturing are unique and are expected to lead to significant new programs. Demand for small computers and new multimedia and interactive systems is expected to continue to provide high industry unit volume growth, accompanied by unrelenting price emphasis that will favor low cost producers such as SCI. Although its markets are becoming increasingly competitive, the Company has a broad customer base, good order momen tum, a record high backlog, well positioned facilities, modern equipment, and an excellent staff with which to address market pressures. The Company's management looks forward with anticipation to capitalizing upon the opportunities ahead." SCI did well with its opportunities in fiscal 1995 and will strive for a reprise in 1996.


Olin B. King /s/                            A. Eugene Sapp, Jr./s/
Olin B. King                                A. Eugene Sapp, Jr.
Chairman of the Board and                   President and
Chief Executive Officer                     Chief Operating Officer

(Page 4 of the Annual Report to Shareholders)
Commercial Division

The Commercial Division conducts the Company's nongovernment activities. Its multinational business is organized into plant groups within five geographical regions: the Central, Eastern, and Western Regions of North America, the Asian Region, and the European Region. SCI is the leading international supplier of full service contract manufacturing to the electronics industry. It is benefiting from an ongoing shift to outsourcing as original equipment manufacturers (OEMs) seek solutions to the problems of rapid change in manufacturing technologies, new product proliferation, short product life cycles, intense cost pressures, and heightened user reliability and quality expectations. In response, the Commercial Division performs computer aided design, component procurement and test, subassembly and finished unit production, test, distribution, after sales service, and a full range of engineering support for a sizable number of customers. The Company is expert in the automation of traditional pin-in-hole (PIH) electronics assembly using printed circuit boards and leaded components. Although conceptually several decades old, there remains a significant, continuing market for this technology. SCI operates a total of forty automated PIH assembly lines in its various plants. Surface mount technology (SMT) is the assembly technique of growing preference. It offers smaller size, lower cost, and higher reliability. Barriers to entry into SMT are high, as it is process sensitive, design critical, and capital intensive. The Company currently operates 129 automated SMT assembly lines in eight countries, making SCI one of the top ranked SMT producers in the world and clearly the leader in the merchant market. The Company remains committed to the latest manufacturing technologies. Ongoing equipment additions focus on evolving SMT processes. Capabilities for a range of microelectronic assembly processes are now operational. An expanded number of production lines for finished product assembly, burn-in, and test are operational to meet a growing number of customers' requirements, including rapid direct shipment to customers. SCI anticipates significant growth, and company-wide deployment, of these capabilities. Quality improvement programs remain a key focus. All of the Company's plants are certified to the rigorous quality requirements of the International Organization for Standardization (ISO 9000).

--------------------------------------------------------------------------------
Picture with the caption - The fastest growing business area of the Company is volume production of finished products for direct distribution.

--------------------------------------------------------------------------------



Central Region

The Central Region operates plants in Huntsville and Arab, Alabama, and Guadalajara, Mexico. The plants serve customers throughout the Southeastern and Southwestern U.S. and Latin America. A growing nonregional customer base is resulting from the attractiveness of Mexico as a low cost manufacturing alternative and the Region's expanding personal computer final assembly and distribution capabilities. One Huntsville plant provides electronic assemblies and a mix of finished products to a diversified customer base. Certification to FDA standards is important to its success as a supplier of medical devices and instruments. This plant, the most diversified in the Central Region, also has active contracts in the computer, telecommunications, and digital television arenas. Considerable growth in finished product activities has resulted from production contracts for video terminals and networked client computers, patient monitoring equipment, modem products, and digital television reception units. This plant is also one of SCI's primary technology development centers and an early production site for advanced processes. A second Huntsville plant provides a full range of design, engineering, manufacturing, and distribution services.

Much of SCI's success in the highly competitive personal computer market

(Page 5 of the Annual Report to Shareholders)

place results from this plant's innovative products which are brought to market in minimum time, custom manufactured in large volumes, and shipped directly to multiple market channels and end users. Internally developed systems that process orders electronically, track all manufacturing activities online, and support direct shipment to distribution have proved important to the rapid growth of SCI's finished product business. The Arab plant is a leading high-volume producer of computer electronic assemblies and has become a key supplier of subassemblies for finished products produced in other plants. The facility also manufactures and distributes finished products for a major customer's retail channel and a telecommunications system for a leading small-package express delivery company. The plant in Guadalajara experienced substantial growth during the year as demand from both U.S. and Latin American customers grew. Expansion of the facility there is planned to accommodate a rising backlog of orders. Increased capital expenditures have significantly increased the plant's capacity for surface mount electronic assembly. The plant is benefiting from customer base expansion, adding camera and printer electronics to a healthy base of computer motherboard and disk controller products.

Eastern Region

The Eastern Region, with established plants in Graham, North Carolina; Hooksett, New Hampshire; and Dorval, Quebec, Canada; expanded during the year with the addition of a plant in Augusta, Maine. The Region serves customers in the Eastern United States and Canada. During the third quarter the Company announced an agreement with Digital Equipment Corporation to acquire both their contract manufacturing business and their manufacturing facility in Augusta, Maine. SCI also entered into a multi-year agreement to supply Digital with networking electronics produced at this plant. The acquisition represents a significant opportunity for SCI to broaden its contract manufacturing business and expand its relationship with an important customer. The North Carolina facility continued to focus on manufacturing Local Area Network (LAN) and Wide Area Network (WAN) interfaces, routers, and bridges and expanded its activities to include sub-notebook computer assemblies for several of a major customer's applications. The plant is noted for its process innovations in support of these products. The facility also added new customers in the office products and automotive electronics markets. The New Hampshire plant serves the electronics community of the Boston area as well as others throughout the Northeast. The markets for communication products, computers and related peripheral devices, and medical instruments offers significant opportunity for that plant as well as the Company. Growth potential is strongest with successful emerging companies which require a responsive and flexible contract manufacturing source. As regional companies and products mature, the requirement for worldwide capacity grows. The location and strengths of the New Hampshire plant enable the facility to provide local coordination with other SCI plants to provide whatever capacity is required, wherever it is required. The Canadian operation is well positioned for growth with requirements coming from an expanding number of Canadian customers and multinationals requiring Canadian content. Significant surface mount technology capacity has been added and final assembly, packaging, and distribution activities have been expanded. The product mix has expanded to include a variety of computer processors and interface devices and several types of data and voice telecommunications electronics.

(Page 6 of the Annual Report to Shareholders)
Western Region

The Western Region provides a full range of contract manufacturing services from plants in San Jose and Watsonville, California; Colorado Springs, Colorado; and Rapid City, South Dakota. It serves a diversified group of West Coast, Mountain, and Plains States customers. The San Jose facility benefits from its strategic location in Silicon Valley. Its diverse customer base is provided a broad range of services including new product design and introduction support, prototype assembly and early production, low and high volume production of a range of assemblies, and finished product manufacturing. The facility often serves as a sister plant to several other SCI plants as they exchange customer support functions with each other. The plant's growth, fueled by unprecedented new customer activity, exceeded original expectations in fiscal 1995. The Watsonville plant follows a conservative diversification strategy while retaining its focus upon supporting the growth of a major customer, a large computer company. The plant provides that customer with requisite capacity, responsiveness, and flexibility while positioning the operation for gradual transition from a dedicated "feeder" plant to one of full service, multiple customer manufacturing. Watsonville, located 50 miles from Silicon Valley, is well positioned to expand its customer base from the Valley's cluster of high technology companies. The Colorado Springs plant experienced steady growth throughout the year and is poised for further expansion. It has established itself as the largest contract manufacturing service provider to the Rocky Mountain high technology marketplace and has considerable experience in producing assemblies for computers, tape drives,

--------------------------------------------------------------------------------

Pictured with the caption - High volumes of electronic assemblies are tested on an automated production line in a Southeast Asian facility.

--------------------------------------------------------------------------------
disk array systems, and optical disk products. The Rapid City plant continues to build on an excellent record for overall performance and service. The plant has migrated from primarily supplying electronic assemblies for a single customer's mass storage devices to manufacturing products which span a wide range of applications, complexities, volumes, selling prices, and industry segments. During the year significant growth occurred in the production of complex mainframe assemblies and personal computer electronics. Customer and product diversification resulted from the addition of multiple medical and industrial automation subsystems, as well as electronics for a major customer's high performance video display units.

Asian Region

The Asian Region operates facilities in the Republic of Singapore and Pathum Thani Province, a suburb of Bangkok, Thailand. These plants support regional Asian customers as well as U.S. and European multinationals that prefer Asian manufacturing sources. Substantial revenue growth and market diversification were generated by

--------------------------------------------------------------------------------
Picture with the caption - Automated assembly equipment is loaded with components for a production run in the Singaporean plant.

--------------------------------------------------------------------------------

both facilities during fiscal 1995 as the Company retained its leadership as the largest contract manufacturer in the Region. The Singaporean plant experienced strong demand from several of its larger multinational computer and peripheral customers during the year. New products introduced for existing customers included computer network management devices and printer controllers. Contracts for substantial volumes of memory modules were received; the plant now has a manufacturing operation dedicated to that type product. Success in further diversifying beyond the plant's histori-

(Page 7 of the Annual Report to Shareholders)


cal strength in disk drive electronics was achieved by adding customers for medical and tape drive electronics. The plant's process efficiencies and high yields couple with new technology and equipment additions to promote leading edge, competitive performance in Singapore's maturing economy. The Thai plant's recent focus has been on management enhancement, systems implementation, and capacity expansion in support of continuing rapid growth through numerous new product introductions. The plant received new contracts from a European network products company and also expanded its role as a primary producer of control-

--------------------------------------------------------------------------------
Picture with the caption - Technicians in the Irish plant generate programs for a surface mount technology assembly line.

--------------------------------------------------------------------------------

ler electronics for several leading mass storage device companies. Growth there continues to be stimulated by a very competitive cost structure. While several years younger, the plant's output is now comparable to that of the Singaporean plant. Opportunities for Asian volume growth and further product and technology diversification are evident. While traditional customers are growing, Japanese manufacturers that have been competitively affected by the strong Yen should benefit from high quality, lower cost Southeastern Asian manufacturing sources. These considerations, along with opportunities to serve a concentration of existing customers' operations in additional regional countries, are the impetus for a third Asian plant planned for construction on a "green field" basis during fiscal 1996.

European Region

The European Region operates facilities in Irvine, Scotland; Fermoy, County Cork, Ireland; and Grenoble, France. These plants serve their respective in-country customers while collectively supporting large multinationals' European operations. They also serve an emerging market

--------------------------------------------------------------------------------
Pictured with the caption - In-circuit test is performed on an analog electronic assembly for a video monitor in the Scottish plant.

--------------------------------------------------------------------------------

for contract manufacturing services for local customers throughout Continental Europe. The Grenoble operation occupied a newly constructed building during fiscal 1995, approximately one year after the Company acquired Hewlett-Packard's Grenoble Surface Mount Center. The new facility has installed additional machinery to meet customer requirements that have exceeded earlier expectations. The plant is well positioned to support its major customer's European growth and pursue a customer diversification strategy as European companies increasingly adopt broader manufacturing outsourcing strategies. The Scottish plant continues to be a supplier of a wide range of electronic assemblies to the computer industry. Diversification into mobile and fixed base telecommunications has been initiated along with memory assemblies and high performance video display electronics. The Irvine facility plays an increasing role in supporting a number of the Company's global customers and is well positioned for substantial growth in the coming year.

The Region operates a design center in the Scottish plant which provides product development support and engineering services to the European market. The computer, telecommunication, and automotive sectors are representative of those that are benefiting from improved product functionality, manufacturability, and lower cost through the use of the design center's services. The Irish facility continues to support a number of local and multinational customers with whom the Company has ongoing or potential multiplant business. The plant is involved in a number of projects for two of the world's largest telecommunications companies. The plant now has considerable finished product assembly experience to balance its capabilities and is well positioned to benefit from the growth of major companies' established and developing Irish operations.

(Page 8 of the Annual Report to Shareholders)

--------------------------------------------------------------------------------
Pictured with the caption - SCI's Customer Order Processing System (COPS) produces bar code labels for tracking each product produced.

--------------------------------------------------------------------------------

Government Division
The Government Division provides a wide range of high performance systems and subsystems used by U.S. and foreign governments, defense and aerospace companies, and others requiring high reliability and ruggedized equipment. Its primary engineering and manufacturing operations are carried out in facilities located in Huntsville and Lacey's Spring, Alabama. The Division designs and manufactures electronic and electromechanical systems and subsystems for launch vehicle, satellite, aircraft, and surface applications. Primary technology emphasis includes instrumentation, voice and data communications, and computers. During the year production continued of voice and communication control systems for the F-15, F-16, F-18, and AV-8 aircraft; the FAA Rapid Development Voice System; and the Advanced Airborne Test Instrumentation System. The first cesium atomic clocks for a new block of Global Positioning System (GPS) satellites were delivered while the Division continued production of the Government's GPS User Equipment. Deliv-

--------------------------------------------------------------------------------
Picture with the caption -The U.S. Army's Enhanced Fiber Optic Guided Missile is steered to the target with this gunner's console.

--------------------------------------------------------------------------------

eries of Fiber Optic Terminal Equipment for NASA started during the year. Production rates were increased for a new family of gas cabinets for semiconductor manufacturing and for ruggedized electronics for railroad locomotives. The Advanced Lighting Control System for the C-130H aircraft completed qualification testing, followed by initial production deliveries. The ARINC-629 Current Mode Coupler (CMC) and Standard Interface Module (SIM) for the fly-by-wire Boeing 777 aircraft completed first article testing and moved into early production. Digital Audio Intercommunications Equipment for the V-22 and C-130J aircraft completed design and began qualification testing. The Common Airborne Instrumentation System began prototype production. A number of new contracts were received during the year. Products include portable worksta-

--------------------------------------------------------------------------------
Picture with the caption -SCI is developing intercommunications and communications controls for the V-22 and C-130J aircraft.

--------------------------------------------------------------------------------

tions for the U.S. Navy; computers for the U.S. Army's Apache Longbow Helicopter; Non-Volatile Memory Modules for the Japanese FSX Aircraft; Satellite Communication terminals for tracking in the transportation industry; control systems for transportation equipment; F-15 aircraft communications equipment for Israel; Advanced Interface Blanker Units (AIBU) for the MH53J Helicopter; gunner's consoles, fiber optic bobbins, and local area networks for the U.S. Army Enhanced Fiber Optic Guided Missile (E-FOGM); solid state power controllers for the Space Station; and proofing printers for the graphic arts industry. These programs will result in considerable out year growth of production volumes. Contract manufacturing expanded in missile electronics and transportation products. The Division's engineering resources continue to support a number of Commercial Division customers from which company-wide growth is expected.

(Beginning of the Excerpts From Form 10 - K contained in Annual Report to Shareholders) (Cover Sheet not numbered)

                                  Excerpts From
                                    Form 10-K

                                SCI Systems, Inc.
                                   Fiscal 1995

                                  Annual Report
                                     to the

                                  United States
                       Securities and Exchange Commission

(Page 1 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders)

                             EXCERPTS FROM FORM 10-K
                                 FOR FISCAL 1995

   (Except for the parts of SCI Systems, Inc. Annual Report to Shareholders expressly incorporated in the Form 10-K by reference, the Annual Report to Shareholders is not to be deemed filed with the Securities and Exchange Commission)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K

                     [...X...] Annual Report to Shareholders
                     PURSUANT TO SECTION 13 or 15 (d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 1995
                          -- Commission File No. 0-2251

                                SCI SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

Delaware                                       63-0583436
(State or other jurisdiction                  (IRS Employer Identification No.)
 of incorporation or organization)

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

At August 25, 1995, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $807,534,000. At August 25, 1995, there were 27,554,696 outstanding shares of the registrant's Common Stock.

                       Documents Incorporated By Reference

Portions of the registrant's 1995 Annual Report to Shareholders to Shareholders are incorporated by reference into Parts I and II. Portions of the registrant's definitive Proxy Statement for its October 27, 1995, Annual Meeting of Shareholders are incorporated by reference into Parts I and III.

                                     PART I

Item 1. Business.

See inside front cover and pages 4 to 8 of the 1995 Annual Report to Shareholders to Shareholders ("Annual Report to Shareholders"), which are incorporated herein by reference.

Backlog

At June 30, 1995, the Company's order backlog believed firm was approximately $2.135 billion, compared with $1.235 billion a year earlier. Backlog growth came from new customers, increased orders from existing custom ers, and the effects of lengthening component lead times. As a portion of this backlog is subject to customer releases, there is some variability as to actual shipment date. Current indications are that approximately two billion dollars of this backlog will be shipped during fiscal 1996.

Foreign Sales

U.S. export and foreign sales from continuing operations totaled approximately $1,187 million in 1995, $778 million in 1994, and $744 million in 1993, representing 44% of total sales in 1995, 42% of total sales in 1994, and 45% in 1993. The Company believes its operations are such that foreign sales risks are no greater than those of domestic ones. (See Note J to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.)

Engineering, Research
and Product Development

The Company devotes considerable resources to design and development activities. Among other things, the Company believes its future success depends upon its ability to improve manufacturing processes, internal systems, and products sold to original equipment manufacturers or the U.S. Government and its prime con tractors. The Company has an ongoing program to develop innovative and cost effective new ones. The Company is committed to a continuing program of manufacturing process, system, and product develop ment. Computer aided design centers are employed at strategic regional plants in support of domestic and foreign customers. Much of the Company's design automation emphasis is currently focused upon surface mount technology and advanced manufacturing processes. New product development is usually undertaken in support of customer re-

(Page 2 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders) quirements. (See Note A to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.)

The Company has developed unique internal systems to support manufacturing of tailored completed products for delivery to customer distribution channels, or directly to the end user. The Company believes these internal systems to be important to obtaining future, and maintaining existing, finished product assembly contracts.

Patents and Licenses

The Company holds a number of patents, but they are not considered significant to the Company's business. The Company believes that its success depends more upon the creativity of its personnel than upon patent ownership. Because of rapid technological change and rate of issuance of new patents, certain of the Company's products may inadvertently infringe upon patents. If such occurs the Company believes that, based upon industry practice, necessary licenses could be obtained under terms not having a material adverse effect; however, there can be no assurance given to that effect.

Marketing and Customers

A majority of the Company's revenues are derived from direct sales to original equipment manufacturers and the U.S. Government and its prime contractors. Marketing is conducted primarily by factory-based personnel in Canada, France, Ireland, Mexico, Singapore, Thailand, the United Kingdom, and the United States. The Company advertises its services on a limited scale in industry publications and participates in various industry trade shows. Although the Company has several hundred customer accounts, experience has indicated that a significant percentage of sales are attributed to a limited group of customers in any particular period. Sales to individual customers that exceeded 10% of annual consolidated sales for each of the last three fiscal years were: Hewlett-Packard Company, $1,049 million in 1995 and $436 million in 1994; International Business Machines Corporation, $326 million in 1994; Conner Peripherals, Inc., $229 million in 1993; and Dell Computer Corporation, $280 million in 1993. The loss of a major customer, without offsetting orders from other sources, could have a material adverse effect on the Company. The majority of the Company's accounts receivable are from customers in the high technology industry. Credit terms are extended to customers after performing credit evaluations, which continue throughout a customer's contract period. Letters of credit or other security are generally requested from customers when the Company believes significant credit risks or financial exposure may exist.

Competition and Other Factors

The Company competes in the electronic equipment industry, which is populated by hundreds of competitors, no one of which is dominant. Competition in the industry is intense and the Company believes this condition will continue. A number of competitors are larger than the Company and have greater resources, while a number of competitors are smaller with fewer resources. The Company could be adversely affected if its competitors introduce superior or significantly lower priced services or products. The Company not only competes against domestic concerns, but also competes in international markets. Offshore concerns are very competitive with respect to labor costs. The Company believes that its continued success depends upon its ability to remain a low cost supplier. The Company does not consider its business to be consistently seasonal, although seasonal demands for its customer's products sold to consumers may impact quarterly revenues. The Company cannot predict what effects unsettled economic conditions would have, but believes it would be adversely affected by economic or industry recession of significant duration. Due to the competitive nature of its industry, the Company is subject to certain inherent risks. The Company believes that the ongoing necessity for introduction of new products and systems, development of new software for such products and systems, and development of new processes and equipment for competitive manufacturing subjects it to the risks of development and production problems, market acceptance, technological obsolescence, and price competition. During the last three fiscal years, contract manufacturing services accounted for approximately 90% of consolidated revenue. No single product accounted for as much as 10% of the Company's consolidated revenue during any of the last three fiscal years. The Company sources its materials on a global basis. Component availability is periodically subject to constraints, shortages, and abundances. Although no assurances can be given, the Company believes it can generally obtain adequate components to maintain most production in periods of shortages, although shipment delays may periodically occur. When shortages and excesses have occurred, the Company has generally been successful in passing on increased or reduced costs to its customers. The Company's contracts with the U.S. Government and its prime contractors are subject to audit and termination at the election of the Government. On January 7, 1991, the U.S. Government canceled the A-12 Aircraft program for which the Company was a major subcontractor. (See Note G to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.) The Company believes that its ongoing principal government programs will continue

(Page 3 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders)

to be funded, but there can be no assurance to that effect. The termination of a government related program would not be significant to the Company, as no current government program accounts for more than 1% of consolidated revenue.

Employees

At June 30, 1995, the Company employed 13,185 persons, of which 6,700 were based in the United States. Except for two foreign plants, no employees are subject to a collective bargaining agreement. There have been no work stoppages caused by employee activities. The Company believes that its employee relations are good. Ongoing success is believed dependent upon the Company's ability to recruit and retain skilled professional and technical salaried personnel, for which there is intense competition, and its ability to recruit, train, and retain skilled and semiskilled hourly employees at competitive costs.

Item 2. Properties.

Domestically the Company owns, or finances with Industrial Revenue Bonds and treats as purchases for financial statement purposes, facilities in Alabama, California, Colorado, Maine, New Hampshire, New York, North Carolina, and South Dakota, with total area of 2,341,800 square feet. Internationally, the Company owns facilities in Ireland, France, Mexico, Scotland, Singapore, and Thailand with total area of 601,000 square feet and leases space in Canada and Hong Kong with total area of 50,000 square feet. Miscellaneous space amounting to 28,800 square feet is leased in various locations. The Company believes its facilities are modern, in good repair, and suitable for its operations.

Item 3. Legal Proceedings.

The Company is a party to several lawsuits incidental to its various activities and incurred in the ordinary course of business. The Company believes that it has meritorious claims and defenses in each case. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the associated claims, when resolved, will have a material adverse effect upon the financial position of the Company. The Company is not involved in any material environmental proceedings. (See Note G to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.)

Item 4. Submission of Matters to a Vote of Security Holders. --None

                                     PART II

Item 5. Market for the Registrant's Common Stock and Related Stockholder
Matters.

The Company's Common Stock is traded under the "SCIS" symbol in the NASDAQ National Market System. At August 25, 1995, there were 2,316 shareholders of record. See Selected Quarterly Financial Data on page 5, incorporated herein by reference, for the last two years' quarterly high and low bid stock prices. The Company has not paid cash dividends on its Common Stock to date. Payment of dividends is restricted by loan agreements as described in Note B to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.

Item 6. Selected Financial Data.

See page 1 of the Company's 1995 Annual Report to Shareholders, which is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Fiscal year 1995 was a period of rapid expansion for the Company. Sales, incoming orders, and order backlog each experienced substantial growth, leading to record income and earnings. The balance sheet was strengthened by higher retained earnings and by reduced debt as asset turnover improved.
  The 44% sales increase in fiscal year 1995 over the prior year resulted from strong end user market conditions, industry trends to increased outsourcing, and the Company's available infrastructure of facilities, equipment, and internal systems. Domestically, sales increased 37%, while foreign sales increased 57%. The foreign sales increase was aided by the first full year of the Grenoble, France, plant's operations and higher demand for the Company's Asian and Mexican plants' services. Domestic sales growth was aided by the acquisition of Digital Equipment Corporation's Augusta, Maine, plant in the fourth quarter of the year.

  Operating margins increased incrementally throughout fiscal 1995, even though finished product assembly business substantially increased. Such business, especially that relating to personal computers, characteristically yields lower profit margins than the Company's other production business, as the "distribution content" is much higher. Operating margin for fiscal 1995 was 3.4%, a modest improvement over 3.3% in fiscal year 1994.

  Domestic operating margins improved incrementally to 5.4% in fiscal 1995 from 5.3% in fiscal 1994. Foreign operating margins improved incrementally to 0.5% in fiscal 1995 from near breakeven in fiscal 1994. Fiscal 1995 foreign results were adversely affected by a $2.2 million exchange loss. (That loss was offset by a foreign exchange gain in domestic operations of $1.7 million.) Foreign operating profits were adversely impacted by significant

(Page 4 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders)

 customer and product transitions; costs of a plant's acquisition, conversion, and physical move; pricing pressures created by intense competition from new market entrants; and lingering recession in Europe. Indications are that the impact of each of these factors will be significantly reduced in future periods.

  Exchange rate fluctuations during the year had moderate impact on consolidated profits. The impact of the devaluation of the Mexican Peso was not material, as the majority of the Company's Mexican transactions are conducted in the U.S. Dollar. (The U.S. Dollar is the functional currency of a majority of the Company's foreign operations.)

  Fiscal 1995's interest expense declined to 0.7% of sales from 0.8% in fiscal 1994, even though average interest rates increased. This lower level of interest expense resulted from improved asset management that led to lower borrowing requirements. Other income increased $1.4 million in fiscal 1995 from that of the previous fiscal year as a result of increased investment income.

  The effective income tax rate increased to 40.2% in fiscal 1995 from 36.2% in fiscal 1994. State income taxes increased on the average, as a larger percentage of domestic income was allocable to states with higher tax rates. Foreign income taxes increased as certain tax holidays expired.

  Average asset turnover in fiscal 1995 was 2.8 times compared to 2.2 times in fiscal 1994. This improvement was aided by a product mix shift towards finished products, which produce higher asset turnovers to offset lower operating margins.

  See pages 2 to 8 of the Company's 1995 Annual Report to Shareholders to Shareholders, which is incorporated herein by reference, for further management discussion and analysis information.

Capital Resources and Liquidity

  At June 30, 1995, working capital was $280 million compared with $396 million at June 30, 1994. The reduced working capital requirement was accomplished through improved asset turnover ratios. The June 30, 1995, ratio of current assets to current liabilities (current asset ratio) was 1.6 as compared to 2.2 a year earlier. The decrease in current ratio resulted from reduced days of sales employed in current assets. Cash generated as a result of this reduction was used to reduce long-term debt.

  Based on fourth quarter annualized revenue, June 30, 1995, current assets represented 85 days of sales, as compared to 117 days at June 30, 1994. Six days ($50 million) of that reduction resulted from implementation of an asset securitization program. (See Note B to the Consolidated Financial Statements, incorporated herein by reference.)

June 30, 1995, current liabilities represented fifty-three days of fourth quarter annualized sales, the same as at the prior year-end.

  Available funds at June 30, 1995, approximated $324 million, consisting of $10 million in cash and $314 million in unused credit facilities and commitments. In August 1995 the Company increased its credit facility by $50 million. (See Note B to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.) Increased average borrowings are anticipated during fiscal 1996 to finance expanded working capital and capital expenditures to support planned revenue growth. The Company believes that its existing credit lines are sufficient to finance planned growth and that such facilities could be expanded if desired.

  Fiscal 1996's capital expenditures are currently estimated at $76 million, $20 million more than estimated depreciation.

  Inflationary trends are not expected to have a material impact on operations as relatively high asset turnover and long-term financing minimize the effects of inflationary conditions.

1994 Results Compared with 1993

  Fiscal year 1994 was a period of transition for the Company. New growth initiatives matured and a strategic acquisition was consummated, with several activities being discontinued. Significantly higher revenue levels were achieved by year-end. New customers were developed to replace declining revenues from several customers losing market share in dynamic markets. By the fourth quarter, as new customer revenue growth continued and existing customer revenue declines eased, a new quarterly revenue base was established. Manufacturing capacity was increased to support unit volume and revenue growth in both traditional and new product areas.

  Additional production lines for finished product assembly were placed in operation to meet customers' growing requirements, including direct shipment to their customers. The Company's Mexican plant was expanded to accommodate customers' increasing demand for its low labor cost.

  Fiscal 1994 sales were 11% above those of fiscal 1993. The largest increase came in the fourth quarter, when sales increased 35% over those of a year earlier. Geographically, domestic sales increased 24%, while foreign sales decreased 6%.

  Finished product assembly business experienced dynamic growth as new products were readied for market in minimum time, custom manufactured in volume and shipped directly to multiple market channels. The fourth quarter acquisition of Hewlett-Packard Company's Grenoble, France, Surface Mount Center and the Watsonville, California, plant's first full year of operation also assisted sales growth.

  The Singapore plant was recovering by year-end from softness in demand during the early part of the year through customer diversification beyond the disk drive

(Page 5 of the Excerpts from Form 10-K contained in 1995 Annual Report to
 Shareholders) industry. European Region plants were affected by economic recession.

  Operating income for fiscal 1994 was 3.3% of sales, down slightly from 3.5% in fiscal 1993. Fiscal 1994 profit was negatively impacted by operating losses of a discontinued domestic plant and write-down of certain assets to estimated net realizable values. Additionally, a $10 million asset write-down occurred because of a customer's bankruptcy.

  Interest expense decreased $1.4 million in fiscal 1994 from that incurred in the prior year. While borrowings on a year-to-year basis increased, the Company's quarterly average borrowings were relatively constant. The decrease primarily resulted from lower effective interest rates.

  The effective income tax rate increased to 36.2% in fiscal 1994 compared with 28.6% in fiscal 1993. The rate increase primarily resulted from higher state income taxes (loss carry-forwards were available in fiscal 1993), higher foreign income taxes (as certain tax holidays expired), and reduced income tax credits.

  The Company adopted plans for discontinuation and disposal of certain business units during 1994. The estimated disposal loss of $4.5 million reduced earnings per share by $.16. On August 26, 1994, the Company entered into an agreement for the sale of Cambridge Computer, Ltd., a substantial part of the discontinued operations. The discontinued operations represented substantially all of the Company's proprietary products, as contrasted to the Company's major line of business (contract manufacturing for OEMs). Prior to fiscal 1994, these operations' sales were small as their products were still substantially in the development process. Alabama marketing effort begun in fiscal 1993 accounted for most of their fiscal 1994 sales increase. As revenues expanded, it became apparent that the products could not be sold with adequate margins, nor would it be prudent for the Company to continue to fund further development and marketing expenses. The majority of fiscal 1994 loss from discontinued operations represented the excess cost of product development and marketing expenses over sales. Previously, the discontinued operations' pretax losses primarily represented development and introductory expenses. (See Note F to the Company's 1995 Consolidated Financial Statements, incorporated herein by reference.)

  Exchange rate fluctuations during the year, particularly in the European area, had a minor impact on revenue and net income.

  Average asset turnover in fiscal 1994 was 2.2 times compared to 2.4 times in fiscal 1993. This small decline correlated to increased accounts receivable and inventory levels associated with volume growth.

Selected Quarterly Financial Data (Unaudited)

Quarterly financial results and stock prices for the last two fiscal years were:

                                                            1995                                          1994
                                    -----------------------------------------------------------------------------------------------
(In thousands of dollars               Fourth       Third      Second       First      Fourth       Third       Second        First
 except per share data)               Quarter     Quarter     Quarter     Quarter     Quarter     Quarter      Quarter      Quarter
                                    -----------------------------------------------------------------------------------------------
Net sales                           $ 842,352   $ 591,465   $ 621,545   $ 618,421   $ 584,523   $ 424,092    $ 422,877    $ 420,986
Gross profit                           29,690      20,545      21,238      20,357      22,175       4,286       17,748       17,657
Income from continuing operations      14,046      10,943      10,197      10,057      11,072         476        9,214        9,174
Net income (loss)                      14,046      10,943      10,197      10,057      11,072      (5,531)       7,771        7,849
Fully diluted earnings per share:
  Continuing operations             $     .48   $     .39   $     .37   $     .36   $     .40   $     .02    $     .33    $     .33
  Discontinued operations                 -0-         -0-         -0-         -0-         -0-        (.22)        (.05)        (.05)
                                    -----------------------------------------------------------------------------------------------
  Earnings per share (loss)         $     .48   $     .39   $     .37   $     .36   $     .40   $    (.20)   $     .28    $     .28
                                    ===============================================================================================

Market stock price range:

   High                             $  26     $    19 1/2   $      22     $22 1/4   $  17         $21 5/8      $19 7/8      $21 3/8
   Low                                 17 1/2      17              16      14 3/4      12 5/8      15 1/4       15 3/8       14 3/8


Quarterly and annual earnings per share are independently computed using the estimated effective income tax rate and Common Stock market prices applicable for that period. Consequently, the sum of quarterly fully diluted earnings per share for fiscal 1995 does not equal the total for the year, as the increased effective income tax rate for the year impacted the annualized dilution effect of Convertible Debentures. Additionally, the substantially higher June 30, 1995, closing market price for the Company's Common Stock, as compared to the previous three quarter's closing price, impacted the annualized dilution effect of outstanding stock options. For the first three quarters of fiscal 1995, the dilution effect of Convertible Debentures and stock options was less than three percent.


(Page 6 of the Excerpts from Form 10-K contained in 1995 Annual Report to
Shareholders)
Item 8. Financial Statements and Supplementary Data.
Consolidated
Balance Sheets
(In thousands of dollars except share data)                                                   June 30,
                                                                                        --------------------------------------------
Assets                                                                                         1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                               $    10,277     $    35,822     $    15,846
Accounts receivable, less allowances of $4,267 in 1995 and 1994 , and $4,600 in 1993        259,308         247,004         201,919
Inventories                                                                                 456,107         400,595         338,188
Refundable and deferred federal and foreign income taxes                                      7,869           7,811          12,369
Assets associated with discontinued operations - Note F                                         -0-          12,504          10,018
Other current assets                                                                         11,491          17,749           1,702
-----------------------------------------------------------------------------------------------------------------------------------
               Total Current Assets                                                         745,052         721,485         580,042
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment - Note B
Land                                                                                         16,731          15,115          15,017
Buildings, including construction in process                                                 92,402          83,087          76,903
Equipment                                                                                   347,845         301,012         267,209
Less accumulated depreciation and amortization                                             (242,953)       (216,446)       (175,097)
------------------------------------------------------------------------------------------------------------------------------------
               Net Property, Plant, and Equipment                                           214,025         182,768         184,032
------------------------------------------------------------------------------------------------------------------------------------
Goodwill, less accumulated amortization                                                       2,995           3,682           7,915

Deferred Compensation Assets Held in Trust                                                    5,040           3,548             -0-

Other Noncurrent Assets                                                                      14,180           8,729           8,350
------------------------------------------------------------------------------------------------------------------------------------
               Total Assets                                                             $   981,292     $   920,212     $   780,339
====================================================================================================================================
Liabilities and Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued expenses                                                   $   417,495     $   292,351     $   214,773
Accrued payroll and related expenses                                                         22,634          18,997          15,920
Federal, foreign, and state income tax                                                       19,079           6,697           8,735
Accrued liabilities relating to plant and business unit disposals - Note F                      -0-           1,930             -0-
Current maturities of long-term debt                                                          5,720           5,882           4,098
-----------------------------------------------------------------------------------------------------------------------------------
               Total Current Liabilities                                                    464,928         325,857         243,526
------------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                                           509           1,091           3,893

Pension Liability,  less current  portion of $3,000 in 1995, $1,083 in 1994,
and $1,000 in 1993                                                                            4,669           6,681           5,821

Deferred Compensation                                                                         5,040           3,548             -0-

Long-term Debt - Note B
Industrial revenue bonds                                                                     21,306          23,306          23,742
Long-term notes                                                                              96,138         216,202         186,643
Convertible subordinated debentures                                                          38,926          38,893          38,858
-----------------------------------------------------------------------------------------------------------------------------------
               Total Long-term Debt                                                         156,370         278,401         249,243
------------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies - Notes B and G

Shareholders' Equity
Preferred Stock, 500,000 shares authorized but unissued                                         -0-             -0-             -0-
Common Stock, $.10 par value: authorized 50,000,000 shares; issued 27,465,675
shares in 1995; 27,335,782 shares in 1994; and  27,085,282 shares in 1993                     2,747           2,734           2,709
Capital in excess of par value                                                              126,123         124,926         122,785
Retained earnings                                                                           227,195         181,952         160,791
Currency translation adjustment                                                              (5,948)         (4,637)         (8,027)
Treasury stock, at cost: 29,683 shares in 1995 and 1994, and 35,000 shares in 1993             (341)           (341)           (402)
-----------------------------------------------------------------------------------------------------------------------------------
               Total Shareholders' Equity                                                   349,776         304,634         277,856
------------------------------------------------------------------------------------------------------------------------------------
               Total Liabilities and Shareholders' Equity                               $   981,292     $   920,212     $   780,339
====================================================================================================================================
See notes to Consolidated Financial Statements.

(Page 7 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders)
Consolidated Statements of Income
(In thousands of dollars except per share data)                                                     Years ended June 30,
                                                                                                    --------------------------------
                                                                                               1995            1994            1993
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                               $ 2,673,783     $ 1,852,478     $ 1,672,115
Costs and expenses - Note F                                                               2,581,953       1,790,612       1,612,850
Goodwill amortization                                                                           786           1,158           1,246
-----------------------------------------------------------------------------------------------------------------------------------
               Operating Income                                                              91,044          60,708          58,019
-----------------------------------------------------------------------------------------------------------------------------------
Other income (expense):
Interest expense                                                                           (18,400)        (15,423)        (16,793)
 Other income, net                                                                            3,017           1,631           1,657
-----------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations before Income Taxes                                        75,661          46,916          42,883
Income taxes - Note E                                                                        30,418          16,980          12,268
-----------------------------------------------------------------------------------------------------------------------------------
               Income from Continuing Operations                                             45,243          29,936          30,615
-----------------------------------------------------------------------------------------------------------------------------------
Discontinued Operations - Note F:
 Loss from operations (net of income tax benefit  of  $1,480 in 1994
and $1,420 in 1993)                                                                            -0-          (4,283)         (4,056)
Loss on disposal (net  of  income tax benefit of $4,358 in 1994)                               -0-          (4,492)            -0-
----------------------------------------------------------------------------------------------------------------------------------
               Loss from Discontinued Operations                                               -0-          (8,775)         (4,056)
-----------------------------------------------------------------------------------------------------------------------------------
               Net Income                                                               $    45,243     $    21,161     $    26,559
===================================================================================================================================

Earnings per share - Note C:
------------------------------------------------------------------------------------------------------------------------------------
Primary
From continuing operations                                                              $      1.63     $      1.08     $      1.24
From discontinued operations                                                                    -0-            (.32)           (.15)
                                                                                        $      1.63     $       .76     $      1.09
====================================================================================================================================
Fully diluted
From continuing operations                                                              $      1.56     $      1.08     $      1.21
From discontinued operations                                                                    -0-            (.32)           (.14)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        $      1.56     $       .76     $      1.07
------------------------------------------------------------------------------------------------------------------------------------
See notes to Consolidated Financial Statements.


Consolidated Statements of Shareholders' Equity
(In thousands of dollars)                                                                          Years ended June 30,
                                                                                                   --------------------------------

                                                                                               1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
Balance at July 1                                                                       $     2,734     $     2,709     $     2,101
Conversion of debt - Note B                                                                     -0-             -0-             590
Stock options exercised                                                                          13              25              18
------------------------------------------------------------------------------------------------------------------------------------
               Balance at June                                                          $     2,747     $     2,734     $     2,709
====================================================================================================================================

Capital in excess of par value
Balance at July 1                                                                       $   124,926     $   122,785     $    53,919
Conversion of debt - Note B                                                                     -0-             -0-          67,576
Stock options exercised                                                                       1,197           2,141           1,290
------------------------------------------------------------------------------------------------------------------------------------
               Balance at June 30                                                       $   126,123     $   124,926     $   122,785
====================================================================================================================================

Retained earnings
Balance at July 1                                                                       $   181,952     $   160,791     $   134,232
Net income for the year                                                                      45,243          21,161          26,559
------------------------------------------------------------------------------------------------------------------------------------
               Balance at June 30                                                       $   227,195     $   181,952     $   160,791
====================================================================================================================================
Currency translation adjustment

Balance at July 1                                                                       $    (4,637)    $    (8,027)    $     2,499
Translation gain (loss)                                                                      (1,311)          2,508         (11,550)
Deferred income taxes                                                                           -0-             882           1,024
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30                                                                      $    (5,948)    $    (4,637)    $    (8,027)
====================================================================================================================================
See notes to Consolidated Financial Statements





(Page 8 of the Excerpts from Form 10-K contained in 1995 Annual Report to
Shareholders)

Consolidated Statements of Cash Flows

(In thousands of dollars)                                                                             Years ended June 30,

                                                                                               1995            1994            1993
Operating Activities
Net Income                                                                              $    45,243     $    21,161     $    26,559
Adjustments to reconcile net income to net cash
  provided by (used for) operating activities:
    Depreciation and amortization                                                            49,839          48,623          41,303
    Effect of property, plant, and equipment disposals                                         (176)            465             364
    Undistributed equity earnings                                                            (2,180)         (1,018)           (582)
    Noncurrent pension expense                                                               (2,012)            860           1,848
    Unrealized foreign currency exchange (gain) loss                                         (1,557)           (406)          1,983
    Deferred income taxes                                                                    (1,228)         (7,754)           (959)
    Other                                                                                       -0-              64             -0-
    Changes in current assets and liabilities:
    Accounts receivable                                                                     (10,982)        (47,155)        (80,627)
    Inventories                                                                             (54,637)        (79,694)        (61,931)
    Refundable income taxes                                                                     607           4,894             975
    Discontinued and other current assets                                                    19,124          11,054         (22,351)
    Accounts payable and accrued expenses                                                   125,992          81,107          51,446
    Income taxes                                                                             12,380              83           7,215
------------------------------------------------------------------------------------------------------------------------------------
              Net Cash Provided by (Used for)  Operating Activities                         180,413          32,284         (34,757)
------------------------------------------------------------------------------------------------------------------------------------

Investing Activities
 Purchase of property, plant, and equipment                                                 (80,316)        (46,488)        (84,084)
 Proceeds from sale of property, plant, and equipment                                           647             400             425
 Change in  noncurrent assets                                                                (3,451)             47             586
------------------------------------------------------------------------------------------------------------------------------------
               Net Cash (Used for) Investing Activities                                     (83,120)        (46,041)        (83,073)
------------------------------------------------------------------------------------------------------------------------------------

Financing Activities
 Net (decrease) increase in commercial paper and short-term financing                       (84,273)         49,287          27,150
 Payments on long-term debt                                                              (6,901,801)     (2,242,630)       (627,162)
 Proceeds from long-term debt                                                             6,863,287       2,223,480         696,462
 Issuance of common stock                                                                     1,210           2,166           1,308
------------------------------------------------------------------------------------------------------------------------------------
               Net Cash (Used for) Provided by Financing Activities                        (121,577)         32,303          97,758
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                      (1,261)          1,430          (2,804)
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                        (25,545)         19,976         (22,876)
Cash and cash equivalents at beginning of year                                               35,822          15,846          38,722
-----------------------------------------------------------------------------------------------------------------------------------
               Cash and Cash Equivalents at End of Year                                 $    10,277     $    35,822     $    15,846
====================================================================================================================================

Cash equivalents are primarily short-term interest bearing deposits. Interest paid was $18,131 in 1995, $14,776 in 1994, and $19,723 in 1993. Income taxes paid were $17,512 in 1995, $14,781 in 1994, and $6,196 in 1993.

See notes to Consolidated Financial Statements.

(Page 9 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders) Notes to Consolidated Financial Statements

Note A - Accounting Policies

  Consolidated Financial Statements include accounts of the Company and its subsidiaries after elimination of material intercompany accounts and transactions.

  Inventories, other than those relating to long-term contracts, are stated at the lower of cost (principally first-in, first-out method) or market. Inventories relating to long-term contracts are stated at cost incurred (including indirect expenses) reduced by costs applicable to sales recognized. Inventories primarily consist of costs incurred in support of contractual obligations.

  Property, Plant, and Equipment are recorded at cost. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful lives of individual assets.

  Goodwill is the unamortized excess of cost over underlying net tangible assets of companies acquired. Goodwill is amortized on a straight-line basis over ten years. Accumulated amortization at June 30 was $9,026,000 in 1995, $8,239,000 in 1994, and $8,265,000 in 1993.

  Deferred income taxes are provided on temporary differences as certain revenues and expenses are reported in periods which differ from those in which they are taxed. U.S. income taxes have not been provided on certain undistributed earnings of foreign subsidiaries aggregating $47 million at June 30, 1995, which are considered to be permanently invested.

Otherwise, $16 million of additional deferred taxes would have been provided.

  Costs and expenses principally represent engineering, manufacturing, and other costs incurred in support of customer contracts.

  Research and Development is conducted by the Company under both customer sponsored and company sponsored programs. Company sponsored programs include research and development related to government products and services, which are allocable and recoverable in the same manner as general and administrative expense under U.S. Government contractual arrangements. Customer sponsored research and development costs are accounted for as any other program cost. Total research and development costs incurred by the Company were $30,888,000 in 1995, $30,074,000 in 1994, and $29,575,000 in 1993.

  General and administrative expense included in costs and expenses approximated $16,508,000 in 1995, $15,281,000 in 1994, and $15,360,000 in 1993.

Note B - Long-term Debt

  Industrial Revenue Bonds. The Company is obligated by lease or guarantee for various industrial revenue bonds maturing through the year 2015. $1,000,000 of the outstanding balance at June 30, 1995, bears a 6.25% fixed rate of interest. $3,384,000 at June 30, 1994, and $3,485,000 at June 30, 1993, bore interest at fixed rates ranging between 5.5% and 7.6%. $20,814,000 of the outstanding balance at June 30, 1995, ($20,900,000 at June 30, 1994, and $20,981,000 at June
30, 1993) bears interest at variable rates between 3.8% and 8.5%. Such obligations are collateralized by related properties and irrevocable letters of credit.

  Long-term Notes. The Company is obligated under various mortgages and notes maturing through the year 2004. $547,000 of the outstanding balance at June 30, 1995, ($677,000 balance at June 30, 1994, and $1,667,000 at June 30, 1993) bears a current fixed interest rate of 3%. $30,458,000 of the outstanding balance at June 30, 1995, ($32,175,000 at June 30, 1994, and $31,572,000 at June 30, 1993)
bears variable interest rates ranging between 5.6% and 8.5% at June 30, 1995. A $14,438,000 variable rate note at June 30, 1995, ($16,088,000 at June 30, 1994, and $13,000,000 at June 30, 1993) was effectively converted to a 7.3% fixed rate of interest through an interest rate swap. $2,216,000 of the outstanding balance at June 30, 1995, ($3,050,000 at June 30, 1994, and $3,757,000 at June 30, 1993)
bears a fixed interest rate of 7.9%. $29,895,000 of June 30, 1995's outstanding balance is collateralized by the related properties. On August 3, 1995, the Company increased and extended its primary credit facility with a group of large domestic and international banks. The agreement now includes a revolving credit element of $200 million (a $50 million increase) and a commercial paper element of $120 million. The initial renewal date has been extended to August 3, 1998, from July 15, 1996. Borrowings under the revolving credit line, at the Company's option, bear interest at a rate based upon either a defined Base Rate or the London Interbank Offered Rate (LIBOR). The agreement allows the Company to enhance the marketability of its commercial paper with an irrevocable letter of credit in order to borrow at rates generally below revolving credit rates. Conversion privileges are provided in the event of nonsalability of commercial paper. At

June 30, 1995, $54,690,000 was outstanding under this agreement compared to $170,596,000 at June 30, 1994, and $140,975,000 at June 30, 1993. The June 30,
1995, average borrowing rate for $34,790,000 of commercial paper outstanding was 6.1%, for $9,900,000 of revolving credit outstanding was 6.9%, and for $10,000,000 of bankers acceptances outstanding was 6.5%. Under the credit agreement the Company must maintain certain financial ratios and meet certain balance sheet tests. Under the most restrictive provision of the credit agreement, $54,159,000 of retained earnings are available for the payment of cash dividends.

  A commitment fee of 0.25% is paid under the amended credit agreement on the unused portion of

(Page 10 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders)

the revolving credit line. Fees aggregating 0.85% are currently paid on letters of credit issued in support of commercial paper. No compensating balances are required under the agreement. Short-term borrowings may be drawn under the credit agreement. Because of the Company's ability and intent to refinance such borrowings, total borrowings under the agreement, including commercial paper, are classified as long-term debt. At June 30, 1995, unused credit facilities and commitments approximated $314,000,000. An additional $50,000,000 has since been added to available credit through the August 1995 amendment to the credit agreement.

  During June 1995 the Company entered into an asset securitization agreement under which up to $100,000,000 of certain accounts receivable can be sold with limited recourse. As funds are collected, additional eligible receivables may be sold to bring the outstanding balance to the desired level. At June 30, 1995, outstanding receivables sold totaled $50,000,000. The Company has interest rate swap agreements with a major financial institution that effectively converted approximately $46,000,000 of June 30, 1995, variable rate borrowings to fixed rates between 6.05% and 7.29%. $15,000,000 of the interest rate swaps expire in 1997, $15,000,000 in 1998, and $16,000,000 in 2003.

  Convertible Subordinated Debentures. The Company's $70,000,000 9% Convertible Subordinated Debentures issued in May 1990 were converted into 5,889,817 shares of Common Stock in April and May of 1993. $39,474,000 of remaining outstanding 5 5/8% Convertible Subordinated Debentures, due March 1, 2012, were called August 1, 1995, for redemption on September 1, 1995. The Debentures are convertible into Common Stock at $21.33 per share. It is anticipated that substantially all of the Debentures will be converted into Common Stock.

  Deferred charges of $1,547,000 at June 30, 1995, $2,063,000 at June 30, 1994,
and $1,572,000 at June 30, 1993, were netted against long-term debt.

  Debt, Lease, and Rental Payments. Long-term debt maturities for the next five fiscal years are: $6,002,000 in 1996; $21,102,000 in 1997; $6,897,000 in 1998;
$57,832,000 in 1999; and $4,746,000 in 2000. Rental expense was $2,050,000 in
1995, $1,146,000 in 1994, and $1,610,000 in 1993. Minimum future rental payments for leased facilities are: $681,000 in 1996; $674,000 in 1997; $558,000 in 1998;
$567,000 in 1999; $577,000 in 2000; thereafter a land lease with an obligation of $391,000 in the year 2000 will experience an annual 7.6% escalation through 2019.

Note C - Earnings Per Share

  Primary earnings per share are based on the weighted average number of common shares and dilutive common stock equivalents outstanding during each period. Common stock equivalents consist of stock options whose exercise price is less than the stipulated market price using the treasury stock method for both primary and fully diluted earnings per share. For the 1993 computation, net income has been adjusted for the after-tax interest expense associated with the debentures converted during the year. The number of shares issued in 1993 upon conversion of the debentures were treated as though they were outstanding from July 1, 1992. The fully diluted computations assume the dilutive conversion of the Company's outstanding convertible debentures, after adding back their after-tax interest expense. The number of shares used in the computation of earnings per share were: primary earnings per share - 27,820,798 in 1995, 27,703,163 in 1994, and 27,532,308 in 1993; and fully diluted earnings per share
- 29,824,571 in 1995 and 29,418,899 in 1993. Assumed conversion of outstanding convertible debentures was anti-dilutive in 1994's computation.

Note D - Foreign Currency Transactions

  Foreign currency exchange net loss included in costs and expenses were $495,000 in 1995 and $119,000 in 1994, as compared to a net gain of $3,000,000 in 1993.

Note E - Income taxes



Continuing operations' income tax provision is summarized as follows:

(In thousands of dollars)                                                                      1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
operations before income taxes:
    Domestic                                                                            $    72,811     $    53,307     $    26,106
    Foreign                                                                                   2,850          (6,391)         16,777
------------------------------------------------------------------------------------------------------------------------------------
               Total                                                                    $    75,661     $    46,916     $    42,883
====================================================================================================================================
Currently payable:
    Domestic                                                                            $    32,750     $    17,940     $     8,609
    Foreign                                                                                   2,045           3,097           3,389
Deferred:
    Domestic                                                                                 (2,636)         (2,521)           (940)
    Foreign                                                                                  (1,741)         (2,418)            -0-
Adjustment to Goodwill                                                                          -0-             -0-             798
Deferred income taxes allocated
 to translation adjustment                                                                      -0-             882             412
------------------------------------------------------------------------------------------------------------------------------------
               Total                                                                    $    30,418     $    16,980     $    12,268
====================================================================================================================================
The reconciliation of the provision for income taxes and that based on the U.S.
statutory rate is:
(In thousands of dollars)                                                                      1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------
Income taxes at
 U.S. statutory rate                                                                    $    26,481     $    16,421     $    14,580
Effects of U.S. state income taxes
 net of federal benefits                                                                      3,575           1,054             -0-
Effects of loss carry-forward                                                                   351            (147)          2,286
Effects of foreign operations                                                                  (657)         (3,068)         (2,113)
Tax credits                                                                                     -0-             -0-          (2,581)
Permanent differences                                                                           668           2,720              96
------------------------------------------------------------------------------------------------------------------------------------
               Income taxes                                                             $    30,418     $    16,980     $    12,268
====================================================================================================================================


(Page 11 of the Excerpts from Form 10-K contained in 1995 Annual Report to
  Shareholders)

At June 30, 1995, the net deferred tax asset was:

                                                                       Deferred
(In thousands of dollars)                                                 Asset
Temporary Difference                                       Amount    (Liability)
-------------------------------------------------------------------------------
Expenses not currently deductible:
  Bad debt provision                                     $  4,267       $ 1,494
  Accrued expenses                                         17,313         6,060
  Provision for discontinued operations                      (474)         (166)
  Inventory adjustments                                    18,772         5,973
  Depreciation                                              1,713           545
Income not currently taxable:
  Undistributed foreign earnings                           (9,337)       (2,308)
  Long-term contracts                                     (16,454)       (5,759)
Other                                                      (1,246)         (379)
  Net operating loss carry-forwards                         5,744           814
  Valuation allowance:

  Beginning of  year                                         (238)          (78)
  Net change for year                                      (5,504)         (736)
-------------------------------------------------------------------------------
                                                         $ 14,556       $ 5,460



Note F - Discontinued Plant and Operations

  During March 1994 the Company adopted a plan for disposition through closure of a domestic plant associated with its government business. Operating income for fiscal 1994 reflects operating losses and disposal charges associated with this plant and write-down of certain assets to estimated net realizable values, aggregating $9,200,000. The plant was closed in August 1994; no additional material disposal costs, beyond those accrued for, are anticipated.

  The Company also adopted in March 1994 plans for sale of certain business units. Those units principally manufactured and sold proprietary consumer products. Those units are accounted for as discontinued operations with their operations segregated in the accompanying income statements. Post measurement date operating losses and disposal costs for these operations approximated amounts previously provided for in fiscal 1994.

  Sales, related losses, and income tax benefits associated with the discontinued business units for 1994 and 1993 were as follows:

(In thousands of dollars)                                     1994         1993
--------------------------------------------------------------------------------
Sales                                                     $ 49,370     $ 24,985
================================================================================
Loss from operations before income tax benefit            $ (5,763)    $ (5,476)
Income tax benefit                                           1,480        1,420
--------------------------------------------------------------------------------
               Loss from operations                         (4,283)      (4,056)
--------------------------------------------------------------------------------
Loss on disposal before income tax benefit:

Estimated unrecovered costs through disposal date           (4,335)         -0-
Asset valuation adjustment                                  (4,515)         -0-
--------------------------------------------------------------------------------
                                                            (8,850)         -0-

Income tax benefit, including recognizable
net operating loss carry-forwards                            4,358          -0-
--------------------------------------------------------------------------------
               1994's third quarter loss on disposal        (4,492)         -0-
--------------------------------------------------------------------------------
Total loss on discontinued operations                     $ (8,775)    $ (4,056)
================================================================================

  On August 26, 1994, the Company sold the assets associated with Cambridge
Computer, Ltd. (a substantial part of the discontinued operations) for $7,000,000 plus future royalties. Of this amount, $3,080,000 was received at closing with the remaining amount to be paid over three years. Other noncurrent assets at June 30, 1995, include $4,392,000 for the accrual of unpaid sales proceeds and estimated royalties receivable beyond one year. The businesses associated with the remaining discontinued operations are in the process of being sold or closed.

Note G - Termination of A-12 Aircraft Program Subcontracts

  The Company was a subcontractor for development of certain subsystems for the U.S. NAVY A-12 Aircraft. The Government, in January 1991, announced termination
(for default) of the A-12 prime contracts. Terminations for convenience were received for eleven of the Company's A-12 subcontracts, of which the majority were with McDonnell Aircraft Company (McDonnell). Settlements have been concluded for all subcontracts terminated for convenience, at the approximate amounts previously accrued by the Company. In October 1991, McDonnell filed a sealed suit in Federal Court in St. Louis, Missouri, claiming default on seven other subcontracts, which have a remaining Company inventory exposure of approximately $22,000,000. Based upon the advice of special counsel, the Company believes it has meritorious defenses, although no assurance can be given to that effect, and is pursuing counterclaims against McDonnell through the courts.

Note H - Fair Value of Financial Instruments

The estimated June 30, 1995, fair values of the financial instruments represented by cash and cash equivalents, and unexpended equipment funds, approximated their recorded values. June 30, 1995, outstanding interest rate swaps had an unrecognized market value of approximately $688,000, based upon a dealer quotation. Convertible Debentures (called for redemption) had a year-end market valuation of $46,777,000, based upon their closing NASDAQ price.

Note I - Employee Benefit and Stock Option Plans

Employee Benefit Plans. The Company provides retirement benefits to its domestic employees who meet certain age and service requirements through three plans: a defined benefit pension plan, a qualified employee savings plan, and a deferred compensation plan. Pension plan benefits are computed based upon compensation earned during the member's career at the Company, or its subsidiaries, and years of credited service. The Company funds its retirement benefits annually at an amount that approximates the maximum deductible for income taxes. Company contributions

(Page 12 of the Excerpts from Form 10-K contained in 1995 Annual Report to
Shareholders)to savings and deferred compensation plans are equal to a percentage of employees' contributions and are fully funded when the liability is incurred. The Company's and employees' contributions to the deferred compensation plan are held in an irrevocable "rabbi trust". The Company also has a defined contribution pension plan for its European employees who meet certain requirements.


The following table sets forth the defined benefit pension plan's status and the amounts reflected in the Company's Consolidated Financial Statements at June 30.

Defined benefit pension plan's status is as follows: (In thousands of dollars)                 1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Accumulated benefit obligation (including vested benefits of $12,383 in 1995,
 $9,459 in 1994, and $7,107 in 1993 )                                                       (13,785)    $   (10,842)    $    (9,366)
====================================================================================================================================
Projected benefit obligation for service rendered to date                               $   (20,548)    $   (16,254)    $   (14,274)
Plan assets at fair market value                                                             11,454           9,030           8,962
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                                        (9,094)         (7,224)         (5,312)
Unrecognized net obligations existing at transition                                             435             475             514
Unrecognized prior service cost                                                                 329             427             466
Unrecognized net (gain)/loss                                                                    631          (1,442)         (2,489)
------------------------------------------------------------------------------------------------------------------------------------
               Accrued pension liability                                                $    (7,699)    $    (7,764)    $    (6,821)
====================================================================================================================================
Net pension cost included the following components:
 Service cost  - benefits earned during the period                                      $     1,964     $     1,779     $     1,703
 Interest  cost  on projected benefit obligation                                              1,328           1,125             977
 Actual return on plan assets                                                                (1,837)           (206)         (1,472)
 Net  amortization and deferral                                                               1,009            (553)            809
------------------------------------------------------------------------------------------------------------------------------------
                Net periodic pension cost                                               $     2,464     $     2,145     $     2,017
====================================================================================================================================
Rates used in computing periodic pension costs:
 Actual weighted-average discount rate used for computing projected
  benefit obligation's present value                                                            8.0%            8.0%            8.0%
  Expected long-term rate of return on plan assets                                              9.0%            9.0%            9.0%
  Future compensation increase                                                                  5.5%            5.5%            5.5%
====================================================================================================================================
  Charges to operations for Company sponsored retirement benefits                       $     6,366     $     4,478     $     4,103
====================================================================================================================================


At June 30, 1995, domestic pension plan assets were invested 74% in equity based mutual funds, 20% in corporate bond mutual funds, 4% in the Company's
Convertible Debentures, and 2% in cash and money market funds.




 Stock Option Plans. The Company has issued both Incentive and Non-Qualified
Stock Options. Under the current Plan, which combined the previous separate
Incentive and Non-Qualified Stock Option Plans, options are granted at not less than 100% of market value on date of grant. Outstanding options expire between September 1996 and September 2005. Information relating to the Company's stock options follows:

(Shares in thousands)                               1995                          1994                            1993
------------------------------------------------------------------------------------------------------------------------------------

                                              Shares    Price Range         Shares     Price Range          Shares      Price Range
Incentive Stock Options
-----------------------
Outstanding  July 1                        97.4        $8.17-9.25          172.7        $8.17-9.25          198.9        $8.17-11.17
Granted                                     -0-                              -0-                              -0-
Exercised                                 (16.5)       $8.17-9.25          (75.3)       $8.17-9.00          (26.2)       $9.00-11.17
Canceled                                    -0-                              -0-                              -0-
------------------------------------------------------------------------------------------------------------------------------------
Outstanding June 30                        80.9        $8.17-9.25           97.4        $8.17-9.25          172.7        $8.17- 9.25
====================================================================================================================================
Exercisable at June 30                     80.9                             97.4                            172.7
====================================================================================================================================
Non-Qualified Stock Options
---------------------------
Outstanding  July 1                     1,047.6       $ 6.00-21.13       1,015.7       $ 6.00-21.13       1,026.3      $ 6.00 -13.38
Granted                                   251.7       $15.75-21.38         270.0       $15.00-18.25         225.0      $11.88 -21.13
Exercised                                (113.3)      $ 6.00-18.88        (175.2)      $ 6.00-18.25        (156.6)     $ 6.00 -12.63
Canceled                                  (41.8)      $ 6.00-18.88         (62.9)      $ 6.00-18.25         (79.0)     $ 6.00 -12.63
------------------------------------------------------------------------------------------------------------------------------------
Outstanding June 30                     1,144.2       $ 6.00-21.38       1,047.6       $ 6.00-21.13       1,015.7      $ 6.00 -21.13
====================================================================================================================================
Exercisable at June 30                    721.0                            602.6                            521.4
====================================================================================================================================
  Non-Qualified and Incentive Stock option shares available for additional granting at June 30 were 1,090,100 in 1995, 305,600 in 1994 and 512,700 in 1993.

(Page 13 of the Excerpts from Form 10-K contained in 1995 Annual Report to Shareholders)

Note J - Geographic Data.

The Company operates principally in the electronic equipment industry, in two geographic areas: Domestic and Foreign. The following table summarizes the Company's geographic data. It is based on estimates that do not consider fully the extent to which the Company's development, manufacturing, engineering, marketing, and management activities are interrelated. Thus, the data is not totally indicative of the extent each geographic area contributed to the Company's consolidated operating results:

(In
 thousands of
 dollars)            Identifiable Assets                             Sales                             Operating Income

                                1995        1994        1993          1995          1994          1993       1995      1994     1993
Domestic                    $558,227    $516,453    $493,337    $1,581,671    $1,155,211    $  933,556   $85,609   $60,368   $38,852
Foreign                      388,516     361,363     256,121     1,092,112       697,267       738,559     5,435       340    19,167
Corporate                     34,549      42,396      30,881           N/A           N/A           N/A       N/A       N/A       N/A
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                $981,292    $920,212    $780,339    $2,673,783    $1,852,478    $1,672,115    91,044    60,708    58,019
======================================================================================================
                                                          Corporate net  other expense                   (15,383)  (13,792)   15,136
                                                          --------------------------------------------------------------------------
                                                          Consolidated income from continuing
                                                              operations before income taxes             $75,661   $46,916   $42,883
                                                          ==========================================================================
Intergeographic transfers are not significant. Corporate assets include domestic cash and cash equivalents, refundable and deferred income taxes, discontinued
operations' assets, and minority investments in and loans to other companies.
Major customer data, including concentration of credit risk, is incorporated by reference from Part I, Marketing and Customers, of the Company's Form 10-K for
the year ended June 30, 1995. Domestic export sales were approximately
$95,000,000 in 1995, $81,000,000 in 1994, and $5,000,000 in 1993.





REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
SCI Systems, Inc.

  We have audited the accompanying consolidated balance sheets of SCI Systems, Inc. as of June 30, 1995, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCI Systems, Inc.
at June 30, 1995, 1994 and 1993, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

  As discussed in Note G to the consolidated financial statements, the Company is involved in sealed litigation related to certain subcontracts on the canceled
A-12 Aircraft. The Company believes it has meritorious defenses to claims against it, although no assurance can be given to that effect, and intends to vigorously pursue claims against the prime contractor. The ultimate outcome of this matter cannot presently be determined.

                                             Ernst & Young LLP /s/
                                             Birmingham, Alabama
                                             August 3, 1995

(End of the Excerpts from Form 10-K contained in 1995 Annual Report to
Shareholders)





(Inside back cover of Annual Report to Shareholders)
Board of Directors

Olin B. King (1)
Chairman of the Board of the
Company
Huntsville, Alabama

Howard H. Callaway (2)(4)
CEO, Crested Butte Mountain
Resort, Inc.
Crested Butte, Colorado
CEO and President
Callaway Gardens Resort, Inc.
Pine Mountain, Georgia

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

Officers
Chairman of the Board and
Chief Executive Officer
Olin B. King

President and Chief Operating
Officer

A. Eugene Sapp, Jr.

Senior Vice Presidents
Richard A. Holloway
David F. Jenkins
Jeffrey L. Nesbitt
Peter M. Scheffler
Jerry F. Thomas
Alexander A.C. Wilson

Vice Presidents
Bruce R. Anderson
Charles Barnhart
Patrick R. Barry
C.T. Chua
Joseph J. Cosgrove
James H. Ferry
Francis X. Henry
George J. King
LeRoy H. Mackedanz
Michael P. McCaughey
James H. McElroy
John McNeil
Raymond E. Minter
Michael H. Missios
Leonard L. Mitchum, Jr.
B. William Nelson
Charles N. Parks
P. William Quinn
Francois M. Thionet
Christopher J. White

Secretary and Corporate Counsel
Michael M. Sullivan

Treasurer
Ronald G. Sibold

General Counsel
Powell, Goldstein, Frazer & Murphy
Atlanta, Georgia

Auditors
Ernst & Young LLP
Birmingham, Alabama

Transfer Agent and Registrar
Mellon Securities Trust Company
1-800-756-3353

Security Trading Markets
Common Stock
NASDAQ National Market System
Symbol SCIS

Common Stock Options
Chicago Board Options Exchange

Symbol SSQ

1-800-OPTIONS

Agent Banks
Revolving Credit
Citibank, N.A.

Commercial Paper
ABN AMRO Bank, N.V.

Asset Securitization
Bank of America, N.T. & S.A.

Annual Shareholders' Meeting
Fourth Friday in October

Shareholder Relations
2000 Ringwood Avenue
San Jose, California 95131
(408) 943-9000

Annual Report to Shareholders to the S.E.C.

The Annual Report to Shareholders to the Securities and Exchange Commission on
Form 10-K provides complete exhibits and schedules. Copies will be furnished upon written request to Shareholder Relations at the address above.

(End of Exhibit 13)


