Form 10-K, Exhibit 13
period 1996-06-30
SCI SYSTEMS INC
filed 1996-09-27
CIK 87744

[EXHIBIT 13]
 BEGINNING OF 1996 ANNUAL REPORT TO SHAREHOLDERS
(INSIDE FRONT COVER OF 1996 ANNUAL REPORT TO SHAREHOLDERS)
 SCI SYSTEMS, INC.
 Annual Report 1996

                                   The Company
  SCI Systems, Inc. is a diversified, international electronics manufacturer with multibillion dollar annual sales. It designs, manufactures, markets, distributes, and services electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries, as well as the U.S. Government. SCI, the world's largest electronics manufacturing services provider, operates the largest surface mount technology
(SMT) production capacity in the merchant market.
     The Company conducts its operations through a Commercial Division and a Government Division. The Commercial Division operates five geographically organized business units: the Eastern, Central, and Western Regions in North America and the European and Asian Regions. Serving a large and diversified customer base throughout the world, the Regions operate multiple plants which manufacture components, subassemblies, and finished products, primarily for original equipment manufacturers. The Regions also offer a wide range of design, engineering, purchasing, distribution, and support services. The Government Division provides data management, instrumentation, communication, and computer systems and subsystems to the U.S. Government and its prime contractors, and to several foreign governments.
     Although the Company derives a majority of its revenues from hardware manufacturing and maintains a broad technology base, it is primarily a vertically integrated engineering and manufacturing services provider with dedication to close customer interaction forming the cornerstone of its activities. The key elements of SCI's operating philosophy -- quality products, competitive pricing, and customer responsiveness -- are a proven foundation for success and will continue to guide the Company as it addresses its growth opportunities.
- --------------------------------------------------------------
           Picture of the Company's new mainframe computer
- --------------------------------------------------------------
                                       Information Systems
     The Company continues to place emphasis upon enhancing its information systems. During fiscal 1996 significant upgrades and expansions of system hardware and software were implemented at the mainframe, server, and desktop computer levels. A significant event was the purchase of a new mainframe computer. A latest generation IBM System/390 Processor was installed. Its CMOS (Complementary Metal-Oxide Semiconductor) technology is the basis for a parallel architecture which will provide a high level of modularity to readily and economically support dynamic future growth, while enhancing performance and reliability with major savings in energy, facilities, and maintenance costs. The latest mainframe operating system software was also acquired for a phased conversion during fiscal year 1997. Continued evolution of new systems applications at the plant and headquarters levels is an important driver of Company infrastructure development.

[PAGE 1 OF ANNUAL REPORT TO SHAREHOLDERS]
                                   Financial Highlights
Annual Report for the Year ended June 30, 1996

 (Dollars in  thousands  except for per share  data)
 No cash  dividends were declared in the periods presented.
1992 to 1993 amounts have been restated for 1994's discontinued operations. (See Part II, Items 7 and 8 of Excerpts from Form 10-K for Fiscal 1996, bound herein.)

                                                        1996               1995              1994             1993           1992
Net Sales                                         $4,544,759         $2,673,783        $1,852,478       $1,672,115     $1,038,454
Income from Continuing Operations                     80,955             45,243            29,936           30,615          9,061
Per Common Share (Fully Diluted)                        2.65               1.56              1.08            1 .21            .43
Net Income                                            80,955             45,243            21,161           26,559          3,825
Per Common Share (Fully Diluted)                        2.65               1.56               .76             1.07            .18
Interest Expense                                      25,907             18,400            15,423           16,793         15,479
Taxes on Income from
  Continuing Operations                               55,103             30,418            16,980           12,268        (2,259)
Total Assets                                       1,283,195            981,292           920,212          780,339        612,962
Borrowings                                           343,738            162,090           284,283          253,341        224,876
Cash and Cash Equivalents                             46,493             10,277            35,822           15,846         38,722
Working Capital                                      549,650            280,124           395,628          336,516        255,270
Capital Expenditures                                 109,912             80,316            46,488           84,084         29,822
Depreciation and Amortizaon                           60,972             49,839            48,623           41,303         38,682
Net Property, Plant, and Equipment                   264,054            214,025           182,768          184,032        143,687
Shareholders' Equity                                 472,261            349,776           304,634          277,856        192,349
Per Common Share                                       15.96              12.75             11.16            10.27           9.17
New Orders Received                                5,248,926          3,574,820         2,074,205        1,922,366      1,150,708
Order Backlog                                     $2,840,003         $2,135,836        $1,234,800       $1,013,073       $762,822
Common Shares Outstanding                         29,592,212         27,435,992        27,306,099       27,050,282     20,977,670
Employees                                             15,524             13,185            12,027           10,811          9,512
Sales ($) Per Employee                               316,609            212,104           162,228          164,554        107,757
Manufacturing Plants                                      21                 20                19               18             17
Facility Square Footage                            3,510,000          3,021,600         2,834,000        2,745,000      2,678,000
Sales ($) Per Square Foot                              1,392                913               664              619            396
Automated Assembly Lines                                 198                169               154              139            109
Pin-in-Hole Technology                                    43                 40                42               38             34
Surface Mount Technology                                 155                129               112              101             75
Asset Turnover Ratio                                     4.0                2.8               2.2              2.4            1.8






- -----------------------------------------------------------------------
     4 Bar Charts of New Orders Received, Net Sales, Order
                                  Backlog and Total Assets
- -----------------------------------------------------------------------


[PAGE 2 OF ANNUAL REPORT TO SHAREHOLDERS]
Executive Letter
To the Shareholders:
  The fiscal year ended June 30, 1996 was one of remarkable progress for SCI Systems, Inc. Excellent sales and earnings growth were achieved. A multifaceted financing program provided increased liquidity. A major plant was acquired and two plant expansions were constructed. Equipment addition was continued. Internal systems and personnel were upgraded. Importantly, the Company focused upon planning for, and investing in, ongoing growth.
  Revenues. Sales for the year were $4.545 billion, 70% above the $2.674 billion of the prior year, in spite of markedly lower component prices. Favorable market conditions, strong customer relationships, and timely availability of capacity each contributed to the rapid revenue expansion.
  The overall electronic equipment market in which SCI participates is estimated to be above $400 billion in size and is growing at a rate in excess of 10% per year. The electronic manufacturing services (EMS) industry which SCI leads is estimated to be above $40 billion in size and is growing at a rate in excess of 20% per year. SCI has approximately an 11% market share and is growing at more than 40% per year. This growth environment is a vigorous one in which the Company is performing well.
  Income and Returns. Net income for the year was $81 million, 79% above $45 million a year earlier. Primary earnings per share were $2.69 compared to $1.63 in the prior year; fully diluted earnings per share were $2.65, 70% above $1.56 in the previous year. Operating margin for the year increased by ten basis points in spite of adverse product mix shift. Return on average shareholders' equity for the year was 19.7%, compared to 13.8% in the prior year. Return on equity was 21.3% in both the second and fourth quarters, reaching the 20% plus level which has been an important Company profitability objective.
  Orders and Backlog. New orders received during the year were $5.249 billion compared to $3.575 billion in fiscal 1995. Incoming orders exceeded a billion dollars for six consecutive quarters. Year-end order backlog stood at $2.840 billion compared to $2.135 billion a year earlier. Ending backlog reflected the effects of much shortened component lead times and significantly lower average selling prices. While semiconductor industry book-to-bill ratios have fallen below unity, SCI's fiscal 1996 book- to-bill ratio was a healthy 1.15.
  Balance Sheet. Asset turnover (the ratio of revenues to total assets) continued to receive close management attention during the year. Asset turnover for fiscal 1996 was 4.0 as compared to 2.8 in the prior year. The 4.0 level has been a key continuous improvement goal and was achieved a full year ahead of plan. Days of sales outstanding in every asset category were reduced with favorable effect on working capital needs. Improved asset turnover was the primary contributor to return on equity improvement.
   Major growth opportunities, coupled with a rising stock price, prompted the Company to implement a multielement financing program during the second half of the year. A $287.5 million convertible note issue was sold; revolving credit, commercial paper, and asset securitization facilities were upsized by a total of $165 million; and a $100 million issue of senior notes was marketed. (With the successful closing of the senior note issue, July 1996 available liquidity reached $761 million.) All balance sheet ratios were well within their target ranges.
  Facilities and Equipment. During the fourth quarter the Company acquired a modern and well- equipped 360,000 square foot facility in Fountain, Colorado, from Apple Computer. A 75,000 square foot building addition was constructed in Colorado Springs, Colorado, and a 35,000 square foot building addition was completed in Guadalajara, Mexico. A site was acquired and construction begun of a new 110,000 square foot first phase building in Penang, Malaysia; when completed in December 1996 it will be the Company's twenty-second plant. Construction of a 50,000 square foot addition was begun in Irvine, Scotland, for fall 1996 completion. Preliminary work was set in motion for an additional plant expansion and establishing SCI's twenty-third plant, both at international locations. Twenty-six surface mount technology and three pin-in-hole automated assembly lines were added during the year. Infrastructure and capacity investment kept pace with planned growth through record capital expenditures of $110 million ($49 million in excess of depreciation and amortization).
   Product Mix. For several years the proportion of SCI's revenues derived from finished products (as opposed to subassemblies) has steadily increased. In fiscal year 1996 shipment of finished products

[PAGE 3 OF ANNUAL REPORT TO SHAREHOLDERS]
increased to 44% of total sales. Finished product manufacturing is typically characterized by higher asset turnover ratios and lower operating margins. While restricting operating margin growth, mix shift has clearly assisted in attaining the asset turnover ratio and return on equity goals which management consider most important. It is perceived that the investment community's sometimes single-minded focus on operating margins per se is steadily being eroded by competitive reality.
  Personnel. Company employment grew 18% in fiscal 1996, to 15,524, while supporting 70% revenue growth. (Sales per employee grew 50% to $316,609.) Several new officers were elected during the year to the position of Vice President. They include: James P. Bilodeau, Warren F. Cline Jr., Robert P. Eisenberg, David L. Lengel, Joseph A. Tilmant, John R. Wilkins, Jr., and F. M. Wong.
  Expansion Strategy. The Company has a variety of growth opportunities. Numerous new programs are emerging for which SCI will compete. They include both subassembly and finished product projects from a variety of existing and new customers. The majority of these can be accommodated with existing plant infrastructure but from time to time capacity will need to be supplemented by "brick and mortar" additions. Two such projects were built in fiscal 1996; two such projects are planned for fiscal 1997. From time to time opportunities also present themselves which require "green field" plants to serve new markets or to address specific programs. Such a plant is scheduled for completion in Malaysia in fiscal 1997; two additional ones are being planned for fiscal 1998. Several other sites are under study as candidates for future expansions at geographic locations consistent with low-cost production.
  As most young industries mature, a consolidation process evolves. Such consolidation is in progress in the EMS industry and presents a number of acquisition options. In general the Company will be very cautious about these because of the goodwill premiums associated with the quality ones and the problems associated with those of lesser quality. SCI's management strongly believes the key to its future success is maintaining and enhancing its status as a low-cost producer. Most of the "consolidation" acquisition candidates simply do not have the low-cost structures required to justify sizable premiums over book value.
  As the  trend  to  outsourcing  continues  to  accelerate,  large  original equipment manufacturers (OEMs) are expected to accelerate their shedding of capacity. SCI has now made five successive "divestiture" acquisitions (from Control Data, Tandem Computer, Hewlett-Packard, Digital Equipment, and Apple Computer). Such acquisitions generally involve sizable ongoing business, excellent management, well-trained work forces, partially depreciated facilities, and little or no goodwill. If the plant locations are suitable, these can be excellent vehicles for growth. SCI's size and experience make it a logical choice as a "divestiture" acquirer and a variety of candidates are expected to emerge for the Company's evaluation.
  Outlook. The "outlook" paragraph of this letter in 1994 remains as valid today as it was one and two years ago. It is thus again reiterated: "The macro industry trend towards outsourcing in general continues to develop in SCI's best interest. Additional trends to finished product outsourcing and increased supplier participation in engineering and distribution likewise favor SCI. The Company's now proven capabilities in "lot size of one" custom manufacturing are unique and are expected to lead to significant new programs. Demand for small computers and new multimedia and interactive systems is expected to continue to provide high industry unit volume growth, accompanied by unrelenting price emphasis that will favor low-cost producers such as SCI. Although its markets are becoming increasingly competitive, the Company has a broad customer base, good order momentum, a record high backlog, well-positioned facilities, modern equipment, and an excellent staff with which to address market pressures. The Company's management looks forward with anticipation to capitalizing upon the opportunities ahead." SCI did well with its opportunities in fiscal years 1995 and 1996. Although recent growth rates are obviously not sustainable, continued growth and much progress lie ahead.

/s/ Olin B. King                     /s/ A. Eugene Sapp, Jr.
    Olin B. King                         A. Eugene Sapp, Jr.
    Chairman of the Board and            President and
    Chief Executive Officer              Chief Operating Officer



[PAGE 4 OF ANNUAL REPORT TO SHAREHOLDERS]
                                Government Division
     The Government Division provides specialty hardware and services to U.S. and foreign governments, defense and aerospace companies, and others requiring high-performance equipment. Its primary facilities are located in Huntsville and Lacey's Spring, Alabama. The Division designs and manufactures electronic and electromechanical systems and subsystems for launch vehicle, satellite, aircraft, and surface applications.
     During the year production continued on mission critical voice and communications control systems for the F-15, F-16, F-18, and AV-8 aircraft and the Government's Global Positioning System (GPS) User Equipment. Digital audio intercommunications equipment for the V-22 Osprey tilt rotor helicopter and the C-130J Hercules transport aircraft entered production and a contract was received to adapt this technology for use on the RAH-66 helicopter. A new development contract was also received for the Integrated Digital Operator Control System for the Army's Patriot Missile. The Communications Interface Unit for the Apache helicopter is nearing the start of long-term production. The Company continues to produce the Advanced Interference Blanker Unit, a special purpose processor for the F-16 aircraft. The first development units of the System and Weapons Processors for the Apache Longbow helicopter have been delivered; these computers are expected to be the Division's largest ever production program. Production began of a work station for the U.S. Navy, a nonvolatile memory system for the Japanese F-2 and USAF F-16 aircraft, and the Threshold Memory Unit for the DSP satellite.
     SCI provides the Air Force's standard Advanced Airborne Test Instrumentation System. This system is in ongoing production and development activities are focused on a number of enhancements for future applications. Production was started during the year of the Digital Data Acquisition System for the Titan Launch vehicle.
     A number of additional ongoing programs have resulted from broad application of the Division's technologies. Product examples are fiber bobbins, gunner's consoles and local area networks for the U.S. Army Enhanced Fiber Optic Guided Missile; ARINC-629 Current Mode Couplers and Standard Interface Modules for the fly-by-wire Boeing 777 aircraft; Lighting Control Units for the C130H aircraft; proofing printers for the graphic arts industry; and chemical cabinets and wet process equipment for semiconductor manufacturing.
     Contract  manufacturing  expanded  in missile  electronics,  transportation products, and ruggedized portable computer assemblies. The Division's engineering resources continue to support a number of Commercial Division customers from which company-wide growth is expected.

- ----------------------------------------------------------------------------
Three  pictures on the page with the captions:
1.) Automated systems test completed user equipment for the U.S. military's Global Positioning System.
2.) Production has begun of a new line of color proofing printers for the graphic arts industry.
3.) High-density  electronic  assemblies populate the Weapons Processor for the Apache Longbow helicopter.
- -----------------------------------------------------------------------------

[PAGE 5 OF ANNUAL REPORT TO SHAREHOLDERS]
                             Commercial Division
     The Commercial Division conducts the Company's mainstream commercial activities. Its multinational business is organized into plant groups within five geographical regions: the Central, Eastern, and Western Regions of North America, the Asian Region, and the European Region.
     SCI is the leading international supplier of manufacturing and engineering services to the electronics industry. It is benefiting from the ongoing shift to outsourcing as original equipment manufacturers (OEMs) seek solutions to the problems of rapid change in manufacturing technologies, new product proliferation, shortened product life cycles, intense cost pressures, and heightened user reliability and quality expectations. In response the Commercial Division performs computer-aided design, component procurement and test, subassembly and finished unit production, software development, product test, distribution, after sales service, and a full range of engineering support for a sizable number of customers.
     The Company is expert in the automation of traditional pin-in-hole (PIH) electronics assembly using printed circuit boards and leaded components. Although conceptually several decades old, there remains a significant, continuing market for this technology. SCI operates a total of 43 automated PIH assembly lines in its various plants.
     Surface mount technology (SMT) is the assembly technique of current preference. It offers smaller size, lower cost, and higher reliability. Barriers to entry into SMT are high, as it is process sensitive, design critical, and capital intensive. The Company currently operates 155 automated SMT assembly lines in eight countries, making SCI one of the highest capacity producers in the world and clearly the leader in the merchant market.
     The Company remains committed to the latest manufacturing technologies. Ongoing equipment additions focus on evolving SMT processes. Capabilities for a range of emerging microelectronic assembly processes are now operational.
     An expanded number of production lines for finished product assembly, burn-in, and test are operational to meet a growing number of customers' requirements, including rapid direct shipment to customers. SCI anticipates significant growth, as well as company-wide deployment, of these capabilities.
     Quality programs remain a key focus. All of the Company's plants are certified to the rigorous quality requirements of the International Organization for Standardization (ISO 9002). Engineering intensive plants additionally comply with ISO 9001.
- -----------------------------------------------------------------------------
Picture with the caption:
SCI operates 155 automated Surface Mount Technology (SMT) assembly lines around the world.
- -----------------------------------------------------------------------------



[PAGE 6 OF ANNUAL REPORT TO SHAREHOLDERS]
                      Central Region
     The Central Region  operates  plants in Huntsville and Arab,  Alabama,  and
Guadalajara,  Mexico.  The plants  serve  customers  from the  Southeastern  and
Southwestern U.S. and Latin America. Nonregional customers are attracted to Mexico as a low-cost manufacturing alternative and to the Region's expanding final assembly and distribution capabilities.
     One Huntsville plant serves a diversified customer base with electronic assemblies and a mix of finished products. Certification to Food and Drug Administration standards is important to its success as a supplier of medical devices and instruments. Its active contracts are in the computer, telecommunications, medical product, and digital television arenas. The plant continues to experience considerable growth in final assembly activities including the production of video terminals and networked client computers, patient monitoring equipment, modem products, and digital television reception units. This plant is also one of the Company's primary technology development centers.
     A second Huntsville plant provides a full range of design, engineering support, manufacturing, and distribution services. The Company's rapid growth has been aided by this plant's innovative personal computer products which are brought to market in minimum time, custom manufactured in large volumes, and shipped directly to multiple market channels as well as directly to end users. SCI's systems, which process orders electronically, track all manufacturing activities on line, and support direct shipment to customers have proved important to the success of finished product activities. The business base for this plant has resulted in subassembly and finished product work for several other SCI plants. The Huntsville plant provides domestic manufacturing of personal computers and serves as the engineering lead activity supporting other SCI plants at both domestic and international manufacturing sites.
     The Arab plant has long been a leading producer of high-volume electronic assemblies. This plant is also a key supplier of the subsystem electronics for the finished products produced in other plants. The facility was selected during the year to manufacture and distribute personal computers for a major new customer's retail channel. This product family, which will be marketed in North America, Europe, and Asia, represents an attractive multinational growth opportunity for SCI.
     The Guadalajara plant has grown rapidly due to increased demand from existing customers and the addition of new ones. The plant produces electronic assemblies for computers, printers, modems, scanners, and digital television receivers. It was expanded during the year and equipment additions have raised the plant's SMT capacity to the largest in the Company. The attractiveness of this low-cost manufacturing location, coupled with the plant's excellent record, is expected to lead to further expansion during fiscal 1997.
- -----------------------------------------------------------------------------
Two pictures with the captions:
1.) The Central Region produces thousands of multimedia personal computers each day for a major customer.
2.) Sophisticated blood glucose meters for diabetics are manufactured in an FDA approved facility.
- -----------------------------------------------------------------------------

[PAGE 7 OF ANNUAL REPORT TO SHAREHOLDERS]
- --------------------------------------------------------------------------------
Three pictures with the captions:
1.) Hundreds of thousands of a major customer's personal computers are produced for direct distribution.
2.) Automated equipment performs exhaustive tests on complex computer assemblies in high-volumes.
3.) Digital television receivers for satellite direct broadcast to the home are aligned before shipment.
- --------------------------------------------------------------------------------

[PAGE 8 OF ANNUAL REPORT TO SHAREHOLDERS]
                 Eastern Region
     The Eastern Region has well-established plants in Graham, North Carolina; Hooksett, New Hampshire; Dorval, Quebec, Canada; and Augusta, Maine. The Region serves customers in the Eastern United States and Canada.
     The North Carolina facility has continued to focus on manufacturing Local Area Network (LAN) and Wide Area Network (WAN) interfaces, routers, and bridges. Office products and automotive electronics have emerged as significant plant activities with high-growth potential. Growth has also resulted from an increase in outsourcing by major telecommunications companies. The plant is noted for its process innovations in support of its customers' new products.
     The New Hampshire plant serves the electronics community of the Boston area as well as others throughout the Northeast. The markets for communications products, computers and related peripheral devices, and medical instruments offer significant opportunity for this plant as well as the Company. The recovery of the New England electronics industry has fueled steady growth for the plant's existing customers. Growth remains strong with successful emerging companies which require a responsive and flexible contract manufacturing source. The plant has successfully coordinated the transfer of numerous products and customers to other SCI plants for customers' expanding requirements for worldwide capacity. A key strength of the plant will be the continued development of regional customers and the transition of manufacturing to other SCI plants when appropriate.
     The Augusta, Maine, plant acquired from Digital Equipment Corporation in late fiscal 1995, experienced growth from its major customer's North American requirements and also supported new product start-ups at the customer's international plants. The plant's technical depth supports a high mix of complex products during all stages of a product's life cycle. The plant is ideally suited for the final assembly activities which will be targeted for growth at this location.
     The Canadian facility is growing, with requirements coming from an expanding number of Canadian customers as well as multinational customers requiring Canadian content. The plant continues to provide a variety of computer assemblies, interface devices, and data and voice telecommunications equipment. The plant has experienced a significant increase in its business with large telecommunications equipment providers which remain a focus area.
- ------------------------------------------------------------------------------
   Captions for pictures on page 8 and page 9:
 Opposite page: Statistical  control  systems  provide real  time  analysis to  ensure  highest production quality.

[PAGE 9 OF ANNUAL REPORT TO SHAREHOLDERS]
 Left: Interface cards for notebook computers require
       very high-density surface mount technology.
 Below: Complex telecommunications products are produced
        in the Company's Augusta, Maine, facility.
- ------------------------------------------------------------------------------

[PAGE 10 OF ANNUAL REPORT TO SHAREHOLDERS]
                   Western Region
     SCI's rapidly expanding Western Region provides a broad range of manufacturing and engineering services from its five manufacturing plants located in California, Colorado, and South Dakota.
     The Western Region's plants in San Jose and Watsonville, California, are ideally located to serve the strategic West Coast and Pacific Northwest markets. The Watsonville facility, located just 50 miles from the concentrated high-technology activities of Silicon Valley, continues to serve its large principal customer while focusing on new product introductions for that customer and diversification of the plant's customer base.
     The San Jose plant, located in the heart of the Silicon Valley, is uniquely positioned to serve its customers directly or in cooperation with other SCI plants in Asia, Europe, or other North American locations. The San Jose plant is recognized for excellence in front-end design support, prototyping, and quantity manufacturing covering low-volume/high mix and high-volume/low mix requirements.
     Rocky Mountain and Midwestern markets are supported from plants in Colorado Springs, Colorado, and Rapid City, South Dakota. To accommodate rapid growth from a number of customers located along the Front Range of Colorado, the Colo-

[PAGE 11 OF ANNUAL REPORT TO SHAREHOLDERS]
rado Springs plant was almost  doubled in size during the year. The Company is well positioned to meet the rapidly expanding requirements of its growing customer base at this location.
     In the fourth quarter SCI acquired Apple Computer's Fountain, Colorado, manufacturing plant and entered into a multiyear agreement to provide both circuit board assemblies and finished systems for Apple's North American desktop
and  notebook   markets.   The  plant  adds  significant  new  capacity  in  SMT
manufacturing and final assembly to the Company. Its expertise in notebook computers is of strategic importance to SCI's objectives in serving the notebook segment of the personal computer market.
     The Rapid City plant has continued its strong performance in manufacturing technology leadership and customer service. Sophisticated products utilizing increasingly high pin count Ball Grid Array (BGA) devices are produced in volume
at  this   location.   Additionally,   this  plant  has  continued  its  product
diversification strategy by expanding from a wide variety of computer and computer related products into the medical and industrial control markets.
- ---------------------------------------------------------------------------
Captions for pictures on pages 10 and 11:
Systems boards for Macintosh computers are produced in quantity in
 Fountain, Colorado.
Highly automated  production  machinery  operates  around  the clock for maximum efficiency.
Notebook personal computers combine powerful functions with light weight and ease of portability.
Process control and product quality are enhanced by x-ray inspection equipment.
- -------------------------------------------------------------------------------

[PAGE 12 OF ANNUAL REPORT TO SHAREHOLDERS]
            Asian Region
     The Asian Region operates facilities in the Republic of Singapore and Pathum Thani Province, Thailand, a suburb of Bangkok. A third Asian facility is under construction in Malaysia's Penang State. These facilities support regional customers from Japan to Indonesia as well as U.S. and European multinationals that desire Asian sources of manufacturing.
     The Singapore plant achieved excellent operating results during the year due to strong demand from existing multinational computer and communications customers. The plant also won substantial new business from modem, printer, and copier OEMs. Memory module manufacturing continued successfully with the addition of new customers and capacity grew to approximately one million assemblies per month. The plant received a Government grant to enhance its physical and human resources in product development activities. Initial development efforts in support of local and multinational customers include modem, multimedia, and storage product designs. The Singapore plant continued to enhance its management

[PAGE 13 OF ANNUAL REPORT TO SHAREHOLDERS]
     and manufacturing process efficiencies to improve its Asian competitiveness despite the maturing of the Singaporean economy.
     The Thailand plant's rapid growth rate of previous years leveled off as a result of consolidation within its disk drive customer base. New customers and markets were aggressively pursued including power management, automotive, telecommunications, and Internet appliances for the Japanese, Thai, European, and U.S. markets. These opportunities will provide future diversification and independence from periodic downturns within single markets.
     The new Penang facility will initially include 110,000 square feet of floor space and construction is expected to be complete by the end of calendar 1996. The building's expandable design will be suitable for the manufacture of both printed circuit board assemblies and finished products. This green field facility will complement SCI's current operations in Singapore and Thailand by providing cost-effective capacity for a growing customer base in Malaysia while addressing export opportunities to Japanese, Taiwanese, European, and U.S. markets.
- ------------------------------------------------------------------------------
Captions for pictures on pages 12 and 13:
1.) Automated in-process handling equipment reduces labor requirements to a minimum.
2.) In-line inspection compliments process controls to ensure high levels of quality.
3.) Memory components are assembled into subsystems in high quantities.
4.) A multifunction placement machine handles odd-form surface mount technology components.
- ------------------------------------------------------------------------------

[PAGE 14 OF ANNUAL REPORT TO SHAREHOLDERS]
                        European Region
     The European Region operates facilities in Irvine, Scotland; Fermoy, County Cork, Ireland; and Grenoble, France. These plants continue to serve respective
in-country  customers  while  collectively   supporting  large   multinationals'
European operations and local customers throughout Continental Europe and Scandinavia.
     The Scottish plant has a long history of supplying a wide range of computer assemblies and finished products. During the year significant growth occurred in the plant's mobile and fixed telecommunications business. Other business from new customers included producing monitor and network assemblies and establishing the plant as a European manufacturing source for a major medical equipment company. Military business was also introduced to the plant for the first time in support of a Government Division foreign sales initiative. A facility expansion is currently under construction to house efficient finished product assembly capability to support the European market for a variety of product types.
     The Region's Design Center, also located in Irvine, provides product development support and engineering services to the European Market. Existing
and   new   customers   benefit   from   this   Center's   design-for-cost   and
design-for-manufacturability   and  testability   expertise.   Customers  served
participate    in   the   consumer,    automotive,    medical,    computer   and
telecommunications industries.
     The Irish plant continued diversification of its subassembly customer base and now serves customers in the computer, medical, telecommunications, and consumer product markets. During the year the plant began final assembly of personal computers on a build to order basis for a U.S.-based multinational also being served by one of SCI's U.S. plants. The Company's internal systems, which have successfully supported finished product assembly in the U.S., have been transferred and installed and production has commenced.
     The  French  facility   continued  to  serve  multiple   divisions  of  its
established major customer with both manufacturing and new product introduction engineering services. The plant has introduced a range of new customers in the automotive, telecommunications, industrial, and instrumentation market sectors. The plant's activities have also broadened into systems integration as an addition to its traditional SMT production business.
     The European Region is well-positioned to support anticipated growth in outsourcing by global OEMs operating in Europe and by European OEMs seeking
lower  costs,  increased  flexibility,   and  other  benefits  of  manufacturing
outsourcing.
- -------------------------------------------------------------------------------
Captions for pictures on pages 14 and 15:
1.) Finished personal computers are produced in the Company's Fermoy, County
    Cork, Ireland facility.
2.) Latest generation computer-aided design systems speed product design and reduce time-to-market.
3.) Traditional assembly technologies have been highly refined to reduce manufacturing cost.
4.) Computerized automatic test equipment monitors product quality and performance at various stages of production.
- -------------------------------------------------------------------------------

[PAGE 16 OF ANNUAL REPORT TO SHAREHOLDERS]
  Facility Additions
- -------------------------------------------------------------------------------
Captions for pictures:
1.) The Colorado Springs, Colorado, facility was expanded to 155,000 square feet during the year.
2.) The Guadalajara, Mexico, facility was expanded to 121,000 square feet during the year.
3.) A 360,000 square foot plant in Fountain, Colorado, was purchased from
    Apple Computer in June 1996.
4.) An Irvine, Scotland, facility addition of 50,000 square feet was in progress at year-end.
5.) The 110,000 square foot first phase of a new Penang, Malaysia, facility was in progress at year-end.
- ------------------------------------------------------------------------------

[BEGINNING OF EXCERPTS FROM FORM 10-K FOR THE YEAR ENDED JUNE 30, 1996]
 [PAGE 1 OF EXCERPTS FROM FORM 10-K]
                 EXCERPTS FROM FORM 10-K
     FOR FISCAL 1996 (Except for the parts of SCI Systems, Inc. Annual Report to Shareholders expressly incorporated in the Form 10-K by reference, the Annual Report to Shareholders is not to be deemed filed with the Securities and Exchange Commission)

                  SECURITIES AND EXCHANGE
                        COMMISSION
                  WASHINGTON, D.C. 20549
                        FORM 10-K

     [...X...] ANNUAL REPORT TO SHAREHOLDERS PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended June 30, 1996
               -- Commission File No. 0-2251


                    SCI SYSTEMS, INC.
  (Exact name of registrant as specified in its charter)


                          PART I
Item 1. Business.
     See inside front cover and pages 4 to 14 of the 1996 Annual Report to Shareholders ("Annual Report to Shareholders"), incorporated herein by reference.
     This document contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 including, without limitation, statements regarding backlog, seasonality, government programs, and the sufficiency of the Company's liquidity and capital resources. These forward-looking statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described under the captions "Marketing, Customer Concentration, and Dependence on the Electronics Industry," "Growth Management," "Seasonality," "Global Business Considerations," "Competition and Other Factors," "Component Availability," and "Possible Termination of Government Programs."

Order Backlog
     At June 30, 1996 order backlog believed firm was approximately $2.8 billion, compared with $2.1 billion a year earlier. As a portion of the backlog is subject to customer releases, there is some variability as to actual shipment date. Current indications are that approximately $2.7 billion dollars of this backlog will be shipped during fiscal 1997.

Marketing, Customer Concentration, and  Dependence on the Electronics Industry
     A majority of the Company's revenues are derived from direct sales to original equipment manufacturers. Marketing is conducted primarily by factory-based personnel in Canada, France, Ireland, Mexico, Singapore, Thailand, the United Kingdom, and the United States. The Company advertises on a limited scale and participates in various industry trade shows.
     Although the Company has several hundred customer accounts, a significant percentage of sales is derived from a limited group of customers in any particular period. Sales to individual customers that exceeded 10% of annual sales in any of the last three fiscal years were: Hewlett-Packard, $2,152 million in 1996, $1,049 million in 1995, and $436 million in 1994; and IBM, $326 million in 1994. In fiscal year 1996 the Company's ten largest customers contributed more than 70% of revenues. Significant reductions in sales to any of these customers could have a material adverse effect on the Company's results of operations. Customer contracts can be canceled and volume levels changed or delayed at any time. Timely replacement of canceled, delayed, or reduced contracts with new business cannot be assured. These risks are exacerbated as a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. Factors affecting the electronics industry in general, or any of the Company's major customers in particular, could have a materially adverse effect on the Company's results of operations.
     The majority of the Company's receivables are from high technology industry customers. Credit terms are extended to customers after performing credit evaluations. When significant credit risk exists, letters of credit or other security are generally requested. However, credit losses have occurred in the past, and no assurances can be given that credit losses, which could be material, will not reoccur.

Growth Management
  The Company has experienced rapid growth in recent years. It has acquired facilities in several locations and may acquire or build additional facilities from time to time in the future. There can be no assurance that historical revenue growth will continue or that the Company will successfully manage other future plants it may acquire or build. As the Company manages existing operations and expands geographically, it may experience certain inefficiencies as it integrates new operations and manages geographically dispersed operations. The Company could be adversely affected if its new facilities do not achieve growth sufficient to offset increased expenditures associated with geographic expansion. Should

[PAGE 2 OF EXCERPTS FROM FORM 10-K]
the Company increase expenditures in anticipation of future sales levels which do not materialize, profitability could be adversely affected. On occasion customers may require rapid production increases which can stress the Company's resources. (See Note I to the Company's 1996 Consolidated Financial Statements, incorporated herein by reference.)

Seasonality
  The Company has historically not considered its business to be consistently seasonal, although seasonal demands for its customers' products sold to consumers may impact quarterly revenues. In recent periods the proportion of the Company's products ultimately sold at retail has expanded, which has increased seasonality in the Company's sales. The Company believes this trend may continue.

Global Business Considerations
  The Company operates internationally, with the majority of revenue generated in the United States, but with significant foreign activities. U.S. export and foreign sales from continuing operations were $1.611 billion in 1996, $1.187 billion in 1995, and $778 million in 1994, representing 35% of total sales in 1996, 44% in 1995, and 42% in 1994. Much of the Company's material is sourced from international suppliers. The Company is subject to the risks of currency fluctuations, possible fund transfer restrictions, and the burden of compliance with a variety of laws. To date these factors have not had a material adverse impact on the Company, but may in the future. (See Note H to the Company's 1996 Consolidated Financial Statements, incorporated herein by reference.)

Patents and Licenses
  Patents are not significant to the Company's business. The Company believes that its success depends more upon the creativity of its personnel than upon patent ownership. Because of rapid technological change and rate of new patent issuance, certain of the Company's products may inadvertently infringe others' patents. If such occurs the Company believes that, based upon industry practice, necessary licenses could be obtained without material adverse impact, however, there can be no assurance given to that effect.

Competition and Other Factors
  The Company competes against numerous domestic and foreign companies. It also faces competition from current and prospective customers, which evaluate the Company's capabilities against the merits of internal manufacturing. Competition varies depending on the type of service sought and the geographic area of competition. Competition is intense and will continue. A number of competitors are larger than the Company and have significantly greater resources, while a number of competitors are smaller with fewer resources. The Company could be adversely affected if its competitors introduce superior or lower priced services or products. During the last three fiscal years, electronics manufacturing services accounted for approximately 90% of total revenues.
  The Company devotes considerable resources to designing and developing new products, internal information systems and advanced manufacturing processes. Computer aided design centers are employed at strategic regional plants. New product development is usually undertaken in support of customer requirements. (See Note A to the Company's 1996 Consolidated Financial Statements, incorporated herein by reference.)
  The Company has developed internal systems to support manufacturing of customized finished products for delivery to distribution channels, or directly to end users. The Company believes these systems to be important to obtaining future, and maintaining existing, finished product assembly contracts.
  To remain competitive the Company must continue to develop and provide technologically advanced engineering and manufacturing services, maintain high quality levels, offer flexible delivery schedules, deliver finished products on a timely basis, and continue to be price competitive. The Company believes that maintaining and updating internal systems are important to obtaining future, and maintaining existing, contracts. Failure to satisfy any of the foregoing requirements could adversely affect the Company.

Component Availability
  Components are sourced on a global basis. Component availability is periodically subject to constraints, shortages, and abundances. Although no assurances can be given, the Company has generally been able to obtain adequate supply to maintain production when shortages occur. However, shipment delays have occurred and may reoccur. Significant component constraints could adversely affect the Company. When shortages and excesses have occurred the Company has generally passed on price adjustments to its customers.

Possible Termination of Government Programs
  The Company's contracts with the U.S. Government and its prime contractors are subject to audit and termination at the election of the Government. The Government in January 1991 terminated the U.S. NAVY A-12 Aircraft prime contracts. Litigation continues over seven canceled subcontracts from McDonnell Douglas Corporation. The Company seeks to recover the full amount of its claims, however no assurance can be given to that result. The carrying value of A-12 program residuals was less than 5% of

[PAGE 3 OF EXCERPTS FROM FORM 10-K]
June 30, 1996 inventories. The Company believes that its ongoing principal government programs will continue to be funded, but there can be no assurance given to that effect. No current government program accounts for more than 1% of consolidated revenue.

Employees
  At June 30, 1996 the Company employed 15,524 persons, of which 8,863 were based in the United States. Except for two foreign plants, employees are not subject to collective bargaining agreements. There have been no work stoppages caused by employee activities. The Company believes that its employee relations are good.
  The Company's success depends largely upon the efforts and abilities of key managerial and technical employees. The loss of services of certain key personnel could adversely affect the Company. The Company's business depends upon its ability to recruit, train and retain senior managers, skilled professional and technical salaried personnel, and skilled and semiskilled hourly employees at competitive costs, for which there is intense competition. Failure to do so could adversely affect the Company's results of operations.

Item 2. Properties.
  Domestically the Company owns, or finances with Industrial Revenue Bonds and treats as purchases for financial statement purposes, facilities in Alabama, California, Colorado, Maine, New Hampshire, New York, North Carolina, and South Dakota, with total area of 2,780,300 square feet. Internationally, the Company owns facilities in France, Ireland, Mexico, Singapore, Thailand, and the United Kingdom, with total area of 636,500 square feet and leases space in Canada and Hong Kong with total area of 50,000 square feet. Miscellaneous space amounting to 43,200 square feet is leased in various locations. Construction is in progress of a 110,000 square foot facility in Penang, Malaysia and a 50,000 square foot addition in Irvine, Scotland. The Company believes its facilities are modern, in good repair, and suitable for its operations.

Item 3. Legal Proceedings.
  The Company is a party to several lawsuits incidental to its various activities and incurred in the ordinary course of business. The Company believes that it has meritorious claims and defenses in each case. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the associated claims, when resolved, will have a material adverse effect upon the Company.
  The Company is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous materials used in its manufacturing processes. Failure by the Company to comply with present and future regulations could subject it to future liabilities or the suspension of production. In addition, such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The Company is not involved in any material environmental proceedings.

Item 4. Submission of Matters to a Vote of Security Holders. --None

                          PART II
Item 5.  Market  for the  Registrant's  Common  Stock  and  Related Stockholder
Matters.
  The Company's Common Stock is traded under the "SCIS" symbol in the NASDAQ National Market System. At August 22, 1996 there were 2,119 shareholders of record. See Note G to the Company's 1996 Consolidated Financial Statements, incorporated herein by reference, for fiscal year 1996 and 1995 quarterly high and low bid stock prices.
  The Company has not paid cash dividends on its Common Stock to date. Payment of dividends is restricted as described in Note B to the Company's 1996 Consolidated Financial Statements, incorporated herein by reference.

Item 6. Selected Financial Data.
 See page 1 of the Company's 1996 Annual Report to Shareholders, incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

1996 Results Compared With 1995
  Sales in 1996 increased 70% to $4.545 billion from $2.674 billion in 1995 as demand for the Company's services increased, especially in finished product assembly. The Company purchased plants from Apple Computer in June 1996 and from Digital Equipment Corporation in April 1995. While these acquisitions added to fiscal 1996 revenue, the bulk of the sales gain came from the Company's other facilities.
  Operating income increased 75% to $159.475 million in fiscal 1996 from $91.044 million a year earlier. Operating margins improved during the year to 3.5% from 3.4% in fiscal year 1995. Operating margins improved in spite of larger finished product revenues, which typically carry lower operating margins, as absorption of fixed costs and manufacturing efficiencies improved.
  The Company  operates  principally in the Electronics  Manufacturing  Services
(EMS) industry, servicing the same and similar customers of its domestic and foreign operations. The Company's management views geographic areas not only by individual operating results,

[PAGE 4 OF EXCERPTS FROM FORM 10-K]
but by strategic relationships in servicing customers worldwide. Thus, the presented geographic data in Note H to the Company's 1996 Consolidated Financial Statements, incorporated herein by reference, is not equitable as to the effect each geographic area has on consolidated operating results.
  Operating margins were lower in foreign areas than in domestic ones as intense competition and local economic conditions affected individual plants. Operating results in international areas increased from the prior year as the result of higher demand for Mexican services and improved cost performance by the Singaporean plant. Europe continued to be intensely competitive for the Company. Currency exchange rate fluctuations during fiscal year 1996 had minor impact on the consolidated operating results as the majority of the Company's foreign operations use the U.S. Dollar as their functional currency.
  Interest expense for the year, net of interest income, declined to 0.5% of sales from 0.7% in fiscal year 1995. This decline resulted from an improved asset turnover ratio, which increased to 4.0 from 2.8 a year earlier. Asset turnover improvement resulted from increased finished product assembly, that inherently yields higher turnover to offset its lower operating margins, and from improved working capital management. The higher interest expense amount resulted from higher levels of borrowings to support revenue growth.
  June 30, 1996 debt balance as a ratio of annualized sales (.09) is higher than earlier periods due to issuance of Convertible Notes in May 1996. The $287.5 million of that financing funded acquisition of Apple Computer's Fountain, Colorado facility and increased liquidity.
  Return on equity increased to 19.7% in 1996 from 13.8% in the previous year. The improvement resulted primarily from improved asset turnover.
  Fiscal year 1996's effective income tax rate differed from the U.S. statutory rate mainly due to state income taxes. The effective income tax rate increased to 40.5% for fiscal year 1996 from 40.2% for fiscal year 1995 due to higher income taxes on certain foreign earnings.
  See pages 2 to 14 of the Company's 1996 Annual Report to Shareholders, which is incorporated herein by reference, for further management discussion and analysis.

  Capital Resources and Liquidity
    June 30, 1996's working capital was $550 million compared with $280 million at June 30, 1995. June 30, 1996's current ratio was 2.2 as compared with 1.6 a year earlier.
    June 30, 1996's available liquidity was $640 million, $594 in unused credit facilities and $46 million in cash. Increased average borrowings are anticipated during fiscal 1997 to finance expanded working capital and capital expenditures to support planned revenue growth. The Company believes that its existing credit lines are sufficient to finance near term growth.
    Fiscal year 1997's capital expenditures are currently estimated at $90 million, $20 million more than estimated depreciation.
    Inflationary trends are not expected to have a material impact on operations as relatively high asset turnover and sizable fixed rate long-term financing minimize the effects of inflationary conditions.

  1995 Results Compared with 1994
    Fiscal year 1995 was a period of rapid expansion for the Company. Fiscal 1995's 44% sales increase resulted from strong end user market conditions, increased outsourcing trends, and the Company's available infrastructure of facilities, equipment, and internal systems. Domestically, sales increased 37%, while foreign sales increased 57%. The foreign sales increase was aided by the Grenoble, France, plant's first full year of operations, and higher demand for Asian and Mexican plants' services. Domestic sales growth was aided by the fourth quarter acquisition of Digital Equipment Corporation's Augusta, Maine, plant.
    Operating margins increased incrementally throughout fiscal 1995, even as finished product assembly business increased. Operating margin for fiscal 1995 was 3.4%, a modest improvement over 3.3% in the prior year.
    Domestic and foreign operating margins improved incrementally in fiscal 1995. Fiscal 1995 foreign results were adversely affected by a $2.2 million exchange loss, offset by $1.7 million domestic gain. Foreign operating profits were adversely impacted by significant customer and product transitions; a plant's acquisition, conversion, and physical move; intense competition from new market entrants; and lingering recession in Europe.
     Exchange rate fluctuations during the year moderately impacted consolidated profits. The devaluation of the Mexican Peso was not material, as the majority of transactions in Mexico are conducted in the U.S. Dollar.
    Fiscal 1995's interest expense declined to 0.7% of sales from 0.8% in fiscal 1994, even though average interest rates increased. This lower level of interest expense resulted from improved asset management that led to lower borrowing requirements. Other income increased $1.4 million in fiscal 1995 from that of the previous fiscal year as a result of increased investment income.
    The effective income tax rate increased to 40.2% in fiscal 1995 from 36.2% in fiscal 1994. The increase resulted from higher state and foreign income taxes.
    Average asset turnover in fiscal 1995 was 2.8 times compared to 2.2 times in fiscal 1994. The improvement was aided by a product mix shift towards finished products.

[PAGE 5 OF EXCERPTS FROM FORM 10-K]
Item 8. Financial Statements and Supplementary Data.
Consolidated Balance Sheets
(In thousands of  dollars except share data)

                                                                                                  June 30,
Assets                                                                             1996             1995             1994
- --------------------------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                          $   46,493       $  10,277        $  35,822
Accounts receivable, less allowances of $6,000 in 1996,
  and $4,267 in 1995 and 1994                                                         372,058         259,308          247,004
Inventories                                                                           554,090         456,107          400,595
Refundable and deferred federal and foreign income taxes                               16,480           7,869            7,811
Other current assets                                                                   15,244          11,491           30,253
- ------------------------------------------------------------------------------------------------------------------------------
                                                           Total Current Assets     1,004,365         745,052          721,485
- ------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment - Note B
Land                                                                                   19,830          16,731           15,115
Buildings, including construction in process                                          109,847          92,402           83,087
Equipment                                                                             419,122         347,845          301,012
Less accumulated depreciation and amortization                                       (284,745)       (242,953)        (216,446)
- ------------------------------------------------------------------------------------------------------------------------------
                                             Net Property, Plant, and Equipment       264,054         214,025          182,768
- ------------------------------------------------------------------------------------------------------------------------------
Other Noncurrent Assets                                                                14,776          22,215           15,959
- ------------------------------------------------------------------------------------------------------------------------------
                                                                  Total Assets     $1,283,195        $981,292         $920,212
==============================================================================================================================

Liabilities and Shareholders' Equity
- ------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued expenses                                              $ 400,682        $417,495         $294,281
Accrued payroll and related expenses                                                  26,845          22,634           18,997
Federal, foreign, and state income tax                                                22,223          19,079            6,697
Current maturities of long-term debt                                                   4,965           5,720            5,882
- ------------------------------------------------------------------------------------------------------------------------------
                                                     Total Current Liabilities       454,715         464,928          325,857
- ------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                                  5,313             509            1,091
Noncurrent Pension Liability                                                           4,533           4,669            6,681
Deferred Compensation                                                                  7,600           5,040            3,548

Long-term Debt - Note B
Industrial revenue bonds                                                              21,310          21,306           23,306
Long-term notes                                                                       35,846          96,138          216,202
Convertible subordinated notes                                                       281,617          38,926           38,893
- -----------------------------------------------------------------------------------------------------------------------------
                                                          Total Long-term Debt       338,773         156,370          278,401
- ------------------------------------------------------------------------------------------------------------------------------
Commitments  - Note B

Shareholders' Equity
Preferred Stock, 500,000 shares authorized but unissued                                 -0-             -0-              -0-
Common Stock, $.10 par value: authorized 100,000,000 shares; issued 29,621,895
    shares in 1996; 27,465,675 shares in 1995; and  27,335,782 shares in 1994         2,962           2,747            2,734
Capital in excess of par value                                                      168,139         126,123          124,926
Retained earnings                                                                   308,150         227,195          181,952
Currency translation adjustment                                                      (6,649)         (5,948)          (4,637)
Treasury stock - 29,683 shares at cost                                                 (341)           (341)            (341)
- ----------------------------------------------------------------------------------------------------------------------------
                                                   Total Shareholders' Equity       472,261         349,776          304,634
- ----------------------------------------------------------------------------------------------------------------------------
                                    Total Liabilities and Shareholders' Equity   $1,283,195        $981,292         $920,212
============================================================================================================================
See notes to Consolidated Financial Statements.

[PAGE 6 OF EXCERPTS FROM FORM 10-K]

Consolidated Statements of Income
(In thousands of dollars except per share data)

                                                                                      Years ended June 30,
                                                                                1996         1995          1994
- ---------------------------------------------------------------------------------------------------------------------

Net sales                                                                       $4,544,759   $2,673,783    $1,852,478
Costs and expenses                                                               4,384,374    2,581,953     1,790,612
Goodwill amortization                                                                  910          786         1,158
- ---------------------------------------------------------------------------------------------------------------------
                                                             Operating Income      159,475       91,044        60,708
- ---------------------------------------------------------------------------------------------------------------------
Other income (expense):
    Interest expense                                                               (25,907)     (18,400)      (15,423)
    Other income, net                                                                2,490        3,017         1,631
- ---------------------------------------------------------------------------------------------------------------------
                        Income from Continuing Operations before Income Taxes      136,058       75,661        46,916
Income taxes - Note E                                                               55,103       30,418        16,980
- ---------------------------------------------------------------------------------------------------------------------
                                             Income from Continuing Operations      80,955       45,243        29,936
- ---------------------------------------------------------------------------------------------------------------------
Discontinued Operations - Note F:
   Loss from operations (net of income tax benefit  of  $1,480 in 1994)                -0-          -0-        (4,283)
   Loss on disposal (net  of  income tax benefit of $4,358 in 1994)                    -0-          -0-        (4,492)
- ----------------------------------------------------------------------------------------------------------------------
                                             Loss from Discontinued Operations         -0-          -0-        (8,775)
- ----------------------------------------------------------------------------------------------------------------------
                                                                    Net Income  $   80,955    $  45,243     $  21,161
======================================================================================================================
Earnings (loss) per share - Note C:
- ----------------------------------------------------------------------------------------------------------------------
      Primary
        From continuing operations                                                   $2.69        $1.63          $1.08
        From discontinued operations                                                   -0-          -0-           (.32)
         --------------------------------------------------------------------------------------------------------------
                                                                                     $2.69         1.63            .76
         ==============================================================================================================
      Fully diluted
        From continuing operations                                                   $2.65        $1.56          $1.08
        From discontinued operations                                                   -0-          -0-           (.32)
         --------------------------------------------------------------------------------------------------------------
                                                                                     $2.65        $1.56          $ .76
              =========================================================================================================
See notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
(In thousands of dollars)

                                                                                          Years ended June 30,
                                                                                -------------------------------------------
                                                                                   1996         1995          1994
- ---------------------------------------------------------------------------------------------------------------------------
Common Stock
Balance at July 1                                                              $   2,747    $   2,734      $  2,709
Conversion of debt - Note B                                                          184          -0-           -0-
Stock options exercised                                                               31           13            25
- ----------------------------------------------------------------------------------------------------------------------------
                                                            Balance at June 30  $  2,962    $   2,747      $  2,734
============================================================================================================================
Capital in excess of par value
Balance at July 1                                                               $126,123     $124,926      $122,785
Conversion of debt - Note B                                                       38,640          -0-           -0-
Stock options exercised                                                            3,376        1,197         2,141
- ---------------------------------------------------------------------------------------------------------------------------
                                                            Balance at June 30  $168,139     $126,123      $124,926
===========================================================================================================================
Retained earnings
Balance at July 1                                                               $227,195     $181,952      $160,791
Net income for the year                                                           80,955       45,243        21,161
- ---------------------------------------------------------------------------------------------------------------------------
                                                            Balance at June 30  $308,150     $227,195      $181,952
===========================================================================================================================
Currency translation adjustment
Balance at July 1                                                               $(5,948)     $ (4,637)     $ (8,027)
Translation (loss) gain                                                            (701)       (1,311)        2,508
Deferred income taxes                                                               -0-           -0-           882
- ---------------------------------------------------------------------------------------------------------------------------
                                                           Balance at June 30   $(6,649)     $ (5,948)     $ (4,637)
===========================================================================================================================
See notes to Consolidated Financial Statements.

[PAGE 7 OF EXCERPTS FROM FORM 10-K]

Consolidated Statements of Cash Flows
(In thousands of
dollars)

                                                                                        Years ended June 30,

                                                                                ----------------------------------------
                                                                                1996            1995         1994
- ------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                      $    80,955      $  45,243   $  21,161
Adjustments to reconcile net income to net cash (used for) provided by operating activities:
   Depreciation and amortization                                                     60,972         49,839      48,623
   Undistributed equity earnings                                                        -0-         (2,180)     (1,018)
   Noncurrent pension expense                                                          (136)        (2,012)        860
   Unrealized foreign currency exchange gain                                           (683)        (1,557)       (406)
   Deferred income taxes                                                             (4,587)        (1,228)     (7,754)
   Other                                                                               (139)          (176)        529
   Changes in current assets and liabilities:
     Accounts receivable                                                           (113,093)       (10,982)    (47,155)
     Inventories                                                                    (99,032)       (54,637)    (79,694)
     Refundable income taxes                                                            763            607       4,894
     Other current assets                                                            (5,004)        19,124      11,054
     Accounts payable and accrued expenses                                          (11,788)       125,992      81,107
     Income taxes                                                                     3,145         12,380          83
- -----------------------------------------------------------------------------------------------------------------------
                          Net Cash (Used for) Provided by Operating Activities      (88,627)       180,413      32,284
- -----------------------------------------------------------------------------------------------------------------------

Investing Activities
 Purchase of property, plant, and equipment                                        (109,912)       (80,316)    (46,488)
 Proceeds from sale of property, plant, and equipment                                   826            647         400
 Change in  noncurrent assets                                                         9,956         (3,451)         47
- -----------------------------------------------------------------------------------------------------------------------
                                      Net Cash (Used for) Investing Activities      (99,130)       (83,120)    (46,041)
- -----------------------------------------------------------------------------------------------------------------------

Financing Activities
 Net (decrease) increase in commercial paper and short-term financing               (34,790)       (84,273)     49,287
 Payments on long-term debt                                                     (10,739,220)    (6,901,801) (2,242,630)
 Proceeds from long-term debt                                                    10,994,667      6,863,287   2,223,480
 Issuance of common stock                                                             3,407          1,210       2,166
- -----------------------------------------------------------------------------------------------------------------------
                          Net Cash Provided by (Used for) Financing Activities      224,064       (121,577)     32,303
- -----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                                 (91)        (1,261)      1,430
- -----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 36,216        (25,545)     19,976
Cash and cash equivalents at beginning of year                                       10,277         35,822      15,846
- -----------------------------------------------------------------------------------------------------------------------
                                      Cash and Cash Equivalents at End of Year  $    46,493    $    10,277  $   35,822
=======================================================================================================================

Cash equivalents are primarily short-term interest bearing deposits. Interest paid was $22,564 in 1996, $18,131 in 1995, and $14,776 in 1994.
Income taxes paid were $53,763 in 1996, $17,512 in 1995, and $14,781 in 1994.


See notes to Consolidated Financial Statements.

[PAGE 8 OF EXCERPTS FROM FORM 10-K]
Notes to Consolidated Financial Statements

Note A - Accounting Policies
  Consolidated Financial Statements include accounts of the Company and its subsidiaries after elimination of material intercompany accounts and transactions, and are based on management estimates. The functional currency of the majority of the Company's foreign operations is the U.S. Dollar.
    Inventories are stated at the lower of cost (principally first-in, first-out method) or market. Inventories primarily consist of costs incurred in support of customer contracts.
  Property, Plant, and Equipment are recorded at cost. The provision for depreciation is computed on the straight-line method over the estimated useful lives of individual assets.
  Goodwill, included in other noncurrent assets, is the unamortized excess of cost over underlying net tangible assets of companies acquired. Goodwill is amortized on a straight-line basis over ten years. Goodwill, net of amortization,  amounted to  $2,084,000,  $2,995,000  and  $3,682,000 at June 30,
1996, 1995, and 1994, respectively.
  Deferred income taxes are provided on temporary differences as certain revenues and expenses are reported in periods which differ from those in which they are taxed. U.S. income taxes have not been provided on certain undistributed earnings of foreign subsidiaries aggregating $44 million at June 30, 1996, which are considered to be permanently invested. Otherwise, $9 million of additional deferred taxes would have been provided.
  Costs and expenses principally represent engineering, manufacturing, and other costs incurred in support of customer contracts.
  Research and Development is conducted by the Company under both customer sponsored and company sponsored programs. Company sponsored programs include research and development related to government products and services, which are allocable and recoverable in the same manner as general and administrative expense under U.S. Government regulations. Customer sponsored research and development costs are accounted for as any other program cost. Total research and development costs incurred by the Company were $33,556,000 in 1996, $30,888,000 in 1995, and $30,074,000 in 1994. General and administrative expense included in costs and expenses approximated $18,965,000 in 1996, $16,508,000 in 1995, and $15,281,000 in 1994.

Note B - Long-term Debt
  Industrial Revenue Bonds. The Company is obligated by lease or guarantee for $21,738,000 at June 30, 1996 ($21,815,000 at June 30, 1995, and $24,286,000 at
June 30, 1994) of industrial revenue bonds maturing through the year 2015. The majority of such borrowings currently bear variable interest ranging between
3.5% to 7.75%. Such obligations are secured by related properties and irrevocable letters of credit.
  Long-term Notes. The Company is obligated under mortgages and notes maturing through the year 2004 amounting to $41,791,000 at June 30, 1996 ($47,658,000 at
June 30, 1995, and $51,990,000 at June 30, 1994), and primarily bearing variable interest rates ranging between 5.0% and 7.7% at June 30, 1996. $21,445,000 of the outstanding balance is collateralized by the related properties.
  The Company has a credit facility with a group of domestic and international banks, consisting of a $260 million revolving credit line and a $150 million commercial paper agreement. The initial renewal date for this facility is
December 8, 2000. Borrowings under the revolving credit line, at the Company's option, bear interest at a rate based upon either a defined Base Rate or the London Interbank Offered Rate (LIBOR) plus or minus applicable margins. The agreement allows the Company to enhance the marketability of its commercial paper with an irrevocable letter of credit in order to borrow at rates generally below revolving credit rates. Conversion privileges are provided in the event of nonsalability of commercial paper. At June 30, 1996 no amounts were outstanding under the facility, compared to totals of $54,690,000 at June 30, 1995, and $170,596,000 at June 30, 1994. Under the credit agreement, the Company must maintain certain financial ratios and meet certain balance sheet tests. Under the most restrictive provision of the credit agreement, $53,480,000 of June 30, 1996's retained earnings are available for the payment of cash dividends. A commitment fee of 0.25% is paid under the agreement on unused revolving credit. No compensating balances are required under the facility.
  Short-term borrowings may be drawn under the credit agreement. Because of the Company's ability and intent to refinance such borrowings, total borrowings under the agreement and other short-term borrowings expected to be refinanced, including commercial paper, are classified as long-term debt.
  The Company has an asset securitization agreement under which up to $200,000,000 of certain accounts receivable can be sold with limited recourse. As funds are collected, additional eligible receivables may be sold to bring the outstanding balance to the desired level. At June 30, 1996 outstanding receivables sold totaled $190,000,000 ($50,000,000 at June 30, 1995).
  As of June 28, 1996 the Company entered into Senior Note purchase agreements with a group of institutional lenders. On July 19, 1996 the Company closed the agreements and borrowed $100,000,000. The Notes bear interest at 7.59%, and are payable in six annual installments

[PAGE 9 OF EXCERPTS FROM FORM 10-K]
     of $16,667,000 beginning in July 2001. The interest rate may be adjusted upwards by .75% if the Company fails to meet certain financial ratios.
  At June 30, 1996 unused credit facilities and commitments (including the senior notes issued in July 1996) approximated $594 million.
  Convertible Subordinated Notes. In May 1996 the Company issued $287,500,000 of 5% Convertible Subordinated Notes due May 1, 2006. The Notes are convertible into Common Stock at $48.75 per share and are redeemable beginning in May 1999.
  June 30, 1995's $39,474,000 of 5 5/8% Convertible Subordinated Debentures were called by the Company in August 1995, and substantially converted in September 1995 into 1,847,120 shares of Common Stock.
  Deferred charges netted against total long-term debt were $7,291,000 at June 30, 1996, $1,547,000 at June 30, 1995, and $2,063,000 at June 30, 1994.
  Debt, Lease, and Rental Payments. Long-term debt maturities for the next five fiscal years are: $5,823,000 in 1997; $3,204,000 in 1998; $2,932,000 in 1999;
$4,746,000 in 2000; and  $18,358,000  in 2001.  Rental expense was $1,377,000 in
1996, $2,050,000 in 1995, and $1,146,000 in 1994. Minimum future rental payments for leased facilities and land are: $707,000 in 1997; $642,000 in 1998; $653,000 in 1999; $666,000 in 2000; $521,000 in 2001; and thereafter a land lease with an obligation of $461,000 in the year 2001 with an annual 7.6% escalation through 2019.

   Note C - Earnings Per Share
  Primary earnings per share are based on the weighted average number of common shares and dilutive common stock equivalents outstanding during each period. Common stock equivalents consist of stock options whose exercise price is less than the stipulated market price using the treasury stock method for both primary and fully diluted earnings per share. The fully diluted computations assume dilutive conversion of the Company's outstanding convertible notes, after adding back their after-tax interest expense. The number of shares used in computation were: primary earnings per share -- 30,140,472 in 1996, 27,820,798 in 1995, and 27,703,163 in 1994; and fully diluted earnings per share -- 31,265,883 in 1996 and 29,824,571 in 1995. Assumed conversion of outstanding convertible debentures was anti-dilutive in 1994's computation.

  Note D - Fair Value of Financial Instruments June 30, 1996's estimated fair values of the financial instruments represented by cash and cash equivalents, and interest and currency exchange rate swaps, approximated their recorded values. Convertible Notes had a June 30, 1996 trading price of 105 on the Private Offerings, Resale and Trading through Automated Linkages
("PORTAL") Market.
Note E - Income taxes
  Continuing operations' income tax provision is summarized as follows:

                                 1996      1995       1994
(In thousands of dollars)
- ------------------------------------------------------------
Income from continuing
 operations before income
taxes:
    Domestic                    $105,103   $72,811   $53,307
    Foreign                       30,955     2,850    (6,391)
- ------------------------------------------------------------
                         Total  $136,058   $75,661   $46,916
============================================================
Taxes currently payable:
   Domestic                      $68,215   $32,750   $17,940
    Foreign                        2,857     2,045     3,097
Deferred taxes:
    Domestic                     (16,772)  (2,636)    (2,521)
    Foreign                          803   (1,741)    (2,418)
Deferred taxes allocated
 to translation adjustment           -0-       -0-       882
- ------------------------------------------------------------
                         Total   $55,103   $30,418   $16,980
============================================================

 The reconciliation of the provision for income taxes and that based on the U.S. statutory rate is:

 (In thousands of dollars)              1996       1995      1994
 --------------------------------------------------------------------
Income taxes at
 U.S. statutory rate                   $47,620    $26,481   $16,421
Effects of U.S. state income taxes
 net of federal benefits                 2,925      3,575     1,054
Effects of loss carryforwards            1,685        351      (147)
Effects of foreign operations              802       (657)   (3,068)
Permanent differences                    2,071        668     2,720
- --------------------------------------------------------------------
              Income taxes             $55,103    $30,418   $16,980
====================================================================



 At June 30, 1996 the net deferred tax asset was:
                                                                     Deferred
(In thousands of dollars)                                              Asset
Temporary Difference                            Amount              (Liability)
- ------------------------------------------------------------------------------
Expenses not currently deductible:
   Bad debt provision                        $   5,845               $   2,046
   Accrued expenses                             29,470                  10,315
   Inventory adjustments                        38,486                  13,341
   Depreciation                                 (3,220)                   (966)
Income not currently taxable:
   Undistributed foreign earnings              (33,500)                (10,765)
   Long-term contracts                          (9,021)                 (3,157)
Other                                             (756)                   (274)
Net operating loss carryforwards                 6,781                     304
Valuation allowance:
  Beginning of  year                            (5,742)                   (814)
  Net change for year                             (523)                    588
- ------------------------------------------------------------------------------
                              Total          $  27,820              $   10,618
==============================================================================

 Note F - Discontinued Plant and Operations
     During March 1994 the Company adopted a closure plan for a domestic plant associated with its government business. Operating income for fiscal 1994 reflects operating losses and disposal charges associated with that plant and write-down of certain assets to estimated

[PAGE 10 OF EXCERPTS FROM FORM 10-K]
net realizable values, aggregating $9,200,000. The plant was closed in August 1994.
     The Company also adopted in March 1994 plans for sale of certain of its proprietary product business units. The units are accounted for as discontinued operations and are so segregated in fiscal 1994's income statement. Post measurement date operating losses and disposal costs for these operations approximated amounts provided for. The discontinued business units' fiscal year 1994 sales were $49,370,000; their loss from operations, net of a $1,480,000 income tax benefit, was $4,283,000; and their loss on disposal, net of a $4,358,000 income tax benefit, was $4,492,000. Substantially all discontinued business units have been sold at approximate values assigned to them at disposal determination date.

Note G - Selected Quarterly  Financial Data (Unaudited)
Quarterly financial results and stock prices for the last two fiscal years were:

                                                     1996                                                1995
                                 -------------------------------------------------------------------------------------------------
(In thousands of dollars except  Fourth       Third         Second       First       Fourth       Third       Second      First
per share data)                  Quarter      Quarter       Quarter      Quarter     Quarter      Quarter     Quarter     Quarter
                                 -------------------------------------------------------------------------------------------------
Net sales                        $1,351,886   $1,112,744    $1,203,506   $876,623    $842,352     $591,465    $621,545    $618,421
Gross profit                         48,278       39,493        42,594     30,020      29,690       20,545      21,238      20,357
Net income                           24,565       19,110        22,158     15,122      14,046       10,943      10,197      10,057
Fully diluted earnings per share       $.77         $.63          $.74       $.51        $.48         $.39        $.37        $.36
Market stock price range:
 High                             $  49         $43 3/8      $37 3/4      $38         $26           $19 1/2      $22       $22 1/4
 Low                                 35 1/8      25           23 7/8       28 5/8      17 1/2        17           16        14 3/4

Quarterly and annual earnings per share are independently computed using the estimated effective income tax rate and Common Stock market prices applicable for that period. Consequently, the sum of quarterly fully diluted earnings per share for fiscal 1995 does not equal the total for the year, as the increased effective income tax rate for the year impacted the annualized dilutive effect of Convertible Debentures. Additionally, the substantially higher June 30, 1995, closing market price for the Company's Common Stock, as compared to the previous three quarter's closing price, impacted the annualized dilutive effect of outstanding stock options. In the first three quarters of fiscal 1996 and fiscal year 1995, the combined dilutive effect of Convertible Debentures and stock options was less than three percent.

 Note H - Geographic Data
  The Company  operates  principally in the Electronics  Manufacturing  Services
(EMS) Industry, servicing the same and similar customers of its domestic and foreign operations. The following table summarizes the Company's geographic data. It is based on a required presentation format that does not consider equitably the interrelationship between geographic regions as to customer manufacturing, engineering, marketing, and management activities. The Company's management views geographic areas not only by their individual operating results, but by their strategic relationships in servicing customers on a worldwide basis.



(In thousands of
 dollars)            Identifiable Assets                    Sales                         Operating Income

                    1996     1995      1994      1996        1995        1994          1996      1995     1994

Domestic        $ 820,044  $558,227  $516,453  $3,063,460  $1,581,671  $1,155,211    $125,303  $85,609  $60,368
Foreign           397,410   388,516   361,363   1,481,299   1,092,112     697,267      34,172    5,435      340
Corporate          65,741    34,549    42,396         N/A         N/A         N/A         N/A      N/A      N/A
                -----------------------------  -----------------------------------   ----------------------------
Consolidated   $1,283,195  $981,292  $920,212  $4,544,759  $2,673,783  $1,852,478     159,475   91,044   60,708
               ==============================  ==================================


                                            Corporate net other expense               (23,417) (15,383) (13,792)
                                                                                      ---------------------------




                                            Consolidated income from continuing
                                                 operations before income taxes      $136,058  $75,661  $46,916
                                                                                     =============================

     Intergeographic transfers are not significant. Corporate assets include domestic cash and cash equivalents, refundable and deferred income taxes, "rabbi trust" assets, and notes receivable. Major customer data, including credit risk concentration, is incorporated by reference from Part I, Marketing and Customers, of the Company's Form 10-K for the year ended June 30, 1996. U.S. export sales approximated $130,000,000, $95,000,000, and $81,000,000 for the
years ended June 30, 1996, 1995, and 1994, respectively.

[PAGE 11 OF EXCERPTS FROM FORM 10-K]
  Note I - Plant  Acquisition
     On May 31, 1996 the Company finalized an agreement with Apple Computer, Inc. (Apple) to purchase Apple's 360,000 square foot Fountain, Colorado manufacturing plant, related equipment, and certain inventory for approximately $195,000,000. In conjunction with this asset purchase, the Company entered into a related multiyear manufacturing agreement with Apple for agreed upon levels of designated Apple products.
  Note J - Employee Benefit and Stock Option Plans
     Employee Benefit Plans. The Company provides retirement benefits to its domestic employees who meet certain age and service requirements through three plans: a defined benefit pension plan, a qualified employee savings plan, and a deferred compensation plan. Pension plan benefits are computed based upon compensation earned during the member's career at the Company, or its subsidiaries, and years of credited service. The Company funds its retirement benefits annually at an amount that approximates the maximum deductible for income taxes. Company contributions to savings and deferred compensation plans are equal to a percentage of employees' contributions and are fully funded when the liability is incurred. The Company's and employees' contributions to the deferred compensation plan are held in an irrevocable "rabbi trust". Nonemployee Directors also participate in an irrevocable "rabbi trust" deferred compensation plan. The Company also has defined contribution pension plans for its European employees who meet certain requirements. The following table sets forth the defined benefit pension plan's status and the amounts reflected in the Company's Consolidated Financial Statements at June 30.

 Defined benefit pension plan's status is as follows: (In thousands of dollars)

                                                                                   1996        1995           1994

Actuarial present value of benefit obligations:
  Accumulated benefit obligation (including vested  benefits
   of $13,502 in 1996, $12,383 in 1995, and $9,459  in 1994 )                   $ (14,677)    $(13,785)      $(10,842)
                                                                                =======================================
  Projected benefit obligation for service rendered to date                     $ (20,692)    $(20,548)      $(16,254)
Plan assets at fair market value                                                   15,333       11,454          9,030
                                                                                --------------------------------------
Projected benefit obligation in excess of plan assets                              (5,359)      (9,094)        (7,224)
Unrecognized net obligations existing at transition                                   395          435            475
Unrecognized prior service cost                                                       296          329            427
Unrecognized net (gain)/loss                                                       (2,879)         631         (1,442)
                                                                                --------------------------------------
                                    Accrued pension liability                   $  (7,547)     $(7,699)       $(7,764)
                                                                                ======================================
              Net pension cost included the following components:
                Service cost  - benefits earned during the period               $   2,162      $ 1,964        $ 1,779
                Interest  cost  on projected benefit obligation                     1,464        1,328          1,125
                Actual return on plan assets                                       (2,382)      (1,837)          (206)
                Net  amortization and deferral                                      1,365        1,009           (553)
                                                                                --------------------------------------
                                     Net periodic pension cost                  $   2,609      $ 2,464        $ 2,145
                                                                                ======================================
Rates used in computing periodic pension costs:
  Actual weighted-average discount rate used for computing projected
   benefit obligation's present value                                                 8.0%         8.0%           8.0%
  Expected long-term rate of return on plan assets                                    9.0%         9.0%           9.0%
  Future compensation increase                                                        5.5%         5.5%           5.5%
Charges to operations for Company sponsored retirement benefits                 $    5,983      $ 5,161        $ 4,478

     At June 30, 1996, domestic pension plan assets were invested 72% in equity based mutual funds, 18% in corporate bond mutual funds, and 10% in cash and money market funds.

     Option Plans. The Company has a stock option plan that grants options to key employees at not less than 100% of market value on date of grant. Options vest 20% upon granting and 20% per annum for the next four years. Options expire ten years from the grant date. The Company accounts for its stock options in accordance with APB Opinion 25 and related Interpretations. Accordingly, no nonmonetary fair value compensation costs associated with options have been recorded. The amount of fair value compensation computed under FASB Statement 123 for options granted during 1996 is not material to the Company's consolidated net income. Such costs may in the future become material as the initial phase-in period of FASB Statement 123 expires. Information relating to the changes in the Company's stock options follows:

[PAGE 12 OF EXCERPTS FROM FORM 10-K]

(Shares in thousands)                             1996                            1995                           1994
                                       ------------------------------  ---------------------------   ---------------------------
                                               Weighted-Average                Weighted-Average                 Weighted-Average
                                       Shares  Exercise Price          Shares  Exercise Price         Shares    Exercise Price
 Outstanding at beginning of year      1,225.1      $12.19             1,145.0      $10.56            1,188.4      $ 8.49
 Granted                                 294.0      $34.79               251.7      $18.92              270.0      $18.10
 Exercised                              (309.1)     $11.02              (129.8)     $ 9.31             (250.5)     $ 8.65
 Canceled                                (27.0)     $21.18               (41.8)     $16.61              (62.9)     $10.77
                                      ------------------------------   ----------------------------   ---------------------------
 Outstanding at end of year            1,183.0      $17.81             1,225.1      $12.19            1,145.0      $10.56
                                      ==============================   ============================   ===========================
 Exercisable at June 30                  699.4      $12.37               801.9      $ 9.69              700.0      $ 8.75
                                      ==============================   ============================   ===========================


     Stock option shares available for additional granting at June 30 were 823.1 in 1996, 1,090.1 in 1995, and 305.6 in 1994.


     The following table summarizes June 30, 1996's outstanding stock option information (shares in thousands):

                                        Weighted-Average
Range of                  Number        Remaining              Weighted-Average     Number         Weighted-Average
Exercise Prices           Outstanding   Contractual Life       Exercise Price       Exercisable    Exercisable Price
$6.00 - $11.88            405.8         4.25 years             $ 6.98               404.8          $ 6.97
$12.65 - $17.75           128.4         6.55                   $13.36                87.6          $13.11
$18.25 - $21.13           374.4         7.88                   $18.65               155.0          $18.58
$29.38 - $31.38            15.0         9.47                   $30.04                 3.0          $30.17
$35.00 - $37.00           259.4         9.34                   $35.03                49.0          $35.00
- ----------------         -----------    -----------------      ----------------     -------------  -----------------
$ 6.00 - $37.00          1,183.0        6.83 years             $17.81               699.4          $12.37
================         ===========    =================      ================     =============  =================

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
SCI Systems, Inc.
     We have audited the accompanying consolidated balance sheets of SCI Systems, Inc. as of June 30, 1996, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We  conducted  our audits in  accordance  with
generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCI Systems, Inc. at June 30, 1996, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                                         /s/ Ernst & Young LLP

Birmingham, Alabama
August 2, 1996
[END OF EXCERPTS FROM FORM 10-K]

      [INSIDE BACK COVER OF ANNUAL REPORT TO SHAREHOLDERS]
[LEFT COLUMN]
Corporate Directory
Board of Directors
Olin B. King (1)
Chairman of the Board of the Company
Huntsville, Alabama

Howard H. Callaway (2)(4)
CEO, Crested Butte Mountain
Resort, Inc.
Crested Butte, Colorado
Chairman
Callaway Gardens Resort, Inc.
Pine Mountain, Georgia

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

[MIDDLE COLUMN]
Officers
Chairman of the Board and
Chief Executive Officer
Olin B. King

President and Chief Operating
Officer
A. Eugene Sapp, Jr.


Senior Vice Presidents
Richard A. Holloway
David F. Jenkins
Jeffrey L. Nesbitt
Peter M. Scheffler
Jerry F. Thomas
Alexander A.C. Wilson

Vice Presidents
Charles Barnhart
Patrick R. Barry
James P. Bilodeau
C.T. Chua
Warren F. Cline, Jr.
Joseph J. Cosgrove
Robert P. Eisenberg
James H. Ferry
Francis X. Henry
George J. King
David L. Lengel
LeRoy H. Mackedanz
Michael P. McCaughey
James H. McElroy
Raymond E. Minter
Michael H. Missios
B. William Nelson
Charles N. Parks
P. William Quinn
Francois M. Thionet
Joseph A. Tilmant
Christopher J. White
John R. Wilkins, Jr.
F. M. Wong

Secretary
Michael M. Sullivan

Treasurer
Ronald G. Sibold, Jr.

[RIGHT COLUMN]
General Counsel
Powell, Goldstein, Frazer & Murphy
Atlanta, Georgia

Auditors
Ernst & Young LLP
Birmingham, Alabama

Transfer Agent and Registrar
Chase Mellon Shareholder Services
1-800-756-3353

Security Trading Markets
Common Stock
NASDAQ National Market System
Symbol SCIS

Common Stock Options
Chicago Board Options Exchange
Symbol SSQ
1-800-OPTIONS

Agent Banks
Revolving Credit
Citibank, N.A.

Commercial Paper ABN AMRO Bank, N.V.

Asset Securitization
Bank of America, N.T. & S.A.

Annual Shareholders' Meeting
Fourth Friday in October

Shareholder Inquiries
By Mail:
Shareholder Relations
2000 Ringwood Avenue
San Jose, California 95131
By Telephone:
1-888-SCI-FAXX (Toll Free)
By Fax:
1-408-943-6123

Annual Report to the S.E.C.
The annual report to the Securities and Exchange
Commission on Form 10-K provides complete exhibits and schedules. Copies will be furnished upon written request to Shareholder Relations at the address above.
SCI SYSTEMS, INC.
Printed by free enterprise in the USA

[END OF ANNUAL REPORT TO SHAREHOLDERS]
[END OF EXHIBIT 13]