Form 10-K, Exhibit 13
period 1997-06-30
SCI SYSTEMS INC
filed 1997-09-26
CIK 87744

[EXHIBIT 13]
BEGINNING OF 1997 ANNUAL REPORT TO SHAREHOLDERS

SCI SYSTEMS, INC.
Annual Report 1997

(INSIDE FRONT COVER OF 1997 ANNUAL REPORT TO SHAREHOLDERS)

                                  The Company
     SCI Systems, Inc. is a multinational electronics manufacturing services provider with multibillion dollar annual sales. It designs, manufactures, markets, distributes, and services products for computer, computer peripheral, telecommunication, medical, industrial, consumer, and military and aerospace markets. SCI, the world's largest contract manufacturer, operates the largest surface mount technology (SMT) production capacity in the merchant market.
     The Company  conducts its operational  activities  through two functionally oriented and six geographically organized divisions, closely integrated by an efficient corporate center. See below.
     Serving a diversified and growing customer base around the world, each division operates multiple plants which design and manufacture both subassemblies and finished products, primarily for original equipment manufacturers. The divisions also offer a wide range of engineering, purchasing, test, distribution, and support services. Geographical markets served by the Company include North America, South America, Western Europe, Central Europe, and East Asia.
     Although the Company derives a majority of its revenues from hardware manufacturing and maintains a broad technology base, it is primarily a vertically integrated engineering and manufacturing services provider with dedication to close customer interaction forming the cornerstone of its activities. The key elements of SCI's operating philosophy -- quality products, competitive pricing, and customer responsiveness -- form a proven foundation for success. These fundamental tenets will continue to guide the Company as it pursues its many opportunities for growth.

--------------------------------------------------------------------------------
A circular organizational chart with corporate at the center and divisions shown as a circumference.
--------------------------------------------------------------------------------

[PAGE 1 OF ANNUAL REPORT TO SHAREHOLDERS]


                              Financial Highlights
Annual Report for the Year Ended June 30, 1997
(Dollars in thousands except for per share data)
No cash dividends were declared in the periods presented.
(See Part II, Items 7 and 8 of Excerpts from Form 10-K for Fiscal 1997, bound herein.)
All share and per share data has been restated for a two-for-one stock split in the form of a stock dividend paid on August 22, 1997, to shareholders of record on August 8, 1997.

Fiscal Year                                                1997             1996             1995             1994             1993
Net Sales                                            $5,762,656       $4,544,759       $2,673,783       $1,852,478       $1,672,115
Income from Continuing Operations                       112,713           80,955           45,243           29,936           30,615
   Per Common Share (Fully Diluted)                        1.67             1.33              .78              .54              .61
Net Income                                              112,713           80,955           45,243           21,161           26,559
   Per Common Share (Fully Diluted)                        1.67             1.33              .78              .38              .54
Interest Expense, net of interest income                 17,993           24,165           16,945           14,520           17,323
Taxes on Income from Continuing Operations               76,721           55,103           30,418           16,980           12,268
Total Assets                                          1,869,852        1,283,195          981,292          920,212          780,339
Borrowings                                              458,702          343,738          162,090          284,283          253,341
Cash and Cash Equivalents                               290,809           46,493           10,277           35,822           15,846
Working Capital                                         754,222          549,650          280,124          395,628          336,616
Capital Expenditures                                    109,739          109,912           80,316           46,488           84,084
Depreciation and Amortization                            76,848           60,972           49,839           48,623           41,303
Net Property, Plant, and Equipment                      300,997          264,054          214,025          182,768          184,032
Shareholders' Equity                                    594,662          472,261          349,776          304,634          277,856
   Per Common Share                                        9.96             7.98             6.38             5.58             5.14
New Orders Received                                   6,112,894        5,248,926        3,574,820        2,074,205        1,922,366
Order Backlog                                        $3,190,241       $2,840,003       $2,135,836       $1,234,800       $1,013,073
Common Shares Outstanding                            59,715,424       59,184,424       54,871,984       54,612,198       54,100,564
Employees                                                18,470           15,524           13,185           12,027           10,811
   Sales ($) Per Employee                               339,040          316,609          212,104          162,228          164,544
Manufacturing Plants                                         24               21               20               19               18
Facility Square Footage                               3,885,000        3,510,000        3,021,600        2,834,000        2,745,000
   Sales ($) Per Square Foot                              1,559            1,392              913              664              619
Automated Assembly Lines                                    229              198              169              154              139
   Pin-in-Hole Technology                                    48               43               40               42               38
   Surface Mount Technology                                 181              155              129              112              101

--------------------------------------------------------------------------------
    4 Bar Charts of Sales, Total Assets, Shareholders' Equity and Employment
--------------------------------------------------------------------------------

[PAGE 2 OF ANNUAL REPORT TO SHAREHOLDERS]
                                Executive Letter
To the Shareholders:
     The fiscal year ended June 30, 1997, was one of considerable progress for SCI Systems, Inc. Revenues and earnings reached record highs. Profitability improved. Capacity was increased. A strong balance sheet was enhanced by additional liquidity. Customer relationships were strengthened. Commitments were made to substantial infrastructure expansion. Importantly, the Company's management structure was broadened to both stimulate and accommodate ongoing growth.
     Revenues. Sales in fiscal year 1997 increased 26.8% to $5.76 billion from $4.54 billion in the previous year. The general market environment in which SCI operates is a favorable one. End market product demand is healthy. The trend to increased and broadened outsourcing of manufacturing services continues to be a strong one to the Company's benefit.
     Income and Returns. Net income in fiscal 1997 of $112.7 million was 39.2% above the $81.0 million of the prior year. Earnings per share for the year were $1.85 on a primary basis and $1.67 fully diluted, compared with fiscal 1996's $1.35 on a primary basis and $1.33 fully diluted. EPS growth was 37.0% on a primary basis and 25.6% fully diluted. Operating margin again increased by approximately ten basis points during the year in spite of an adverse product mix shift. Return on average shareholders' equity increased to 21.1% in fiscal 1997 from 19.7% a year earlier, sustaining the 20% plus level which has been an important Company profitability objective.
     Orders and Backlog. New customer orders received during fiscal year 1997 were $6.11 billion compared to $5.25 billion in the prior year. Year end order backlog was $3.19 billion compared to $2.84 billion a year earlier. Backlog levels reflected the effects of lower average selling prices and continued customer pressures for shortened product cycle times. The backlog period of 6.6 months is considered a healthy one.
     Customers. During fiscal year 1997, the Company added approximately thirty significant new customers to its client base. The additions were well diversified as to product type and geography. At year end new business activity was at a high level. Of note was the selection during the year of SCI by Ericsson Telecom AB of Sweden as a primary manufacturing partner. Agreements have been executed under which the Company will purchase certain Ericsson assets and in turn provide manufacturing services to them. Initial revenues from those agreements will come in fiscal 1998 with substantial growth projected to follow.
     Balance Sheet. The Company's balance sheet remained strong throughout fiscal year 1997 with all balance sheet ratios well within their target ranges. The final component of a multielement financing program begun in the second half of fiscal 1996 was completed in early fiscal 1997 with the closing of a $100 million senior note issue. By midyear positive cash flow brought available liquidity to approximately a billion dollars, including $340 million in cash. During the year days of sales employed in inventories were significantly reduced. Total asset turnover ratios inevitably declined somewhat, largely as a consequence of sizeable cash balances. During the first quarter stockholders' equity crossed the $500 million dollar threshold; $600 million was approached by year end. During the year working capital grew from $550 million to $754 million, a 37% increase. The Company believes that adequate liquidity is available to fund working capital and capital expenditure requirements in support of planned revenue growth.
     Securities. In April 1997, the Company's common stock began trading on the New York Stock Exchange under the ticker symbol "SCI". Over recent quarters the market price of the Company's shares has appreciated substantially as a result of SCI's financial progress, favorable market conditions, and increased market multiples in the Company's industry sector. The outstanding convertible bond price has similarly appreciated. Subsequent to fiscal year end, a two-for-one common stock split was declared in the form of a 100% stock dividend which was paid in August 1997.
     Product Mix. The Company's electronic hardware products are typically of two types: printed wiring board assemblies (often called "cards"), which are the subsystems from which complete products are integrated, and finished products (often called "boxes"). Commonly, when manufactur-


[PAGE 3 OF ANNUAL REPORT TO SHAREHOLDERS]
ing outsourcing is involved, "OEM's" (original equipment manufacturers) purchase subsystems and perform final assembly integration in their own operations. This arrangement typically places much of the inventory, capital investment, and technology burden upon the subassembly provider. In recent years SCI has focused considerable effort upon growing the percentage of its business in which it performs product final assembly ("box build") with direct shipment to distribution channels. This arrangement provides major advantages to the OEM (greatly reduced capital requirements, shortened cycle times, improved quality) but also is favorable to SCI (broadened customer relationships, competitive advantages, improved asset turnover). In particular, higher asset turnovers generally enable the Company to achieve higher return on equity results (at the expense of return on sales). High asset turnovers also substantially reduce capital requirements and thus reduce shareholder dilution from financing required to support rapid growth. While others have aspired to adopt SCI's model, most have met with limited success. In SCI's case the approach has been very successful; 58% of revenues in fiscal 1997 were generated by finished product assembly. Excellent cash flow and return on equity results speak for themselves. Later sections of this report illustrate examples of the card and box product mix in each of seven selected application areas.
     Organization and Personnel. In support of the Company's continued growth initiatives, a realignment of SCI's operational organization was implemented during the year. The Company's twenty-four current plants are now organized into eight divisions. (See the inside front cover of this report.) Several new international plants being planned will "fill out" the broadened structure. A series of senior personnel changes were implemented to support the new organization and deepen the Company's management pool. LeRoy H. Mackedanz, George J. King, and Charles N. Parks were promoted to Senior Vice President and head Divisions. Michael H. Missios was promoted to First Vice President with multiple location responsibilities. James M. Ferguson, Steven T. Korn, David L. Marler and Yvonne Sanchez-Navarro were promoted to Vice President and Sampath R. Kumar joined the Company as a Vice President; the five of them serve as Plant Managers. W. David Rees was promoted to Vice President of Business Development in Europe. During the year employment grew 19% to 18,470 with much of the growth occurring late in the year. The 20,000 employee threshold is expected to be exceeded during the first quarter of fiscal 1998.
     Information Systems. The Company continues to invest resources in evolving its internal information systems at plant and headquarters levels. Baseline communication and processing infrastructure is in place with many excellent applications fully mature. However, new software and hardware standards continue to emerge and customer requirements have proven very dynamic. As the Company grows and new applications, such as electronic commerce, are defined, transaction volumes are growing rapidly. System development is an unending process. The Company has much benefited from its system capabilities and is committed to maintaining its leading role.
     Outlook. Industry trends remain favorable to the Company's business model. Outsourcing in general continues to gain momentum, with increased levels of supplier involvement in engineering and distribution evident. Finished product outsourcing is gaining increased acceptance. End market unit volume growth persists in key product segments, driven by technology change and continued price declines. Cost pressures and competition will be intense in coming periods. The Company will react with accelerated capital investments in productivity enhancement, additional capacity in low-cost geographies, improved internal systems, and focused management activism. While SCI's markets will be most dynamic, aggressive plans are in place to sustain the Company's leadership position. Management continues to look forward with enthusiasm to the challenges and opportunities which lie directly ahead.

/s/ Olin B. King                                     /s/ A. Eugene Sapp, Jr.
    Olin B. King                                         A. Eugene Sapp, Jr.
    Chairman of the Board and                            President and
    Chief Executive Officer                              Chief Operating Officer

[PAGE 4 OF ANNUAL REPORT TO SHAREHOLDERS]

                                   Computers
     The computer industry has been a long-standing leader in manufacturing outsourcing and continues to be highly innovative in new product introduction and order fulfillment through the use of third party services. SCI has been, and continues to be, a major supplier of computer circuit board assemblies to a number of customers around the world. In recent years the Company has experienced major growth in product development, production of finished products on a build-to-order basis, and provision of a range of support services including distribution directly to end customers.
     SCI provides printed circuit board assemblies, finished products, and support services for a wide range of computers from notebooks to enterprise servers. Board assemblies are produced for most of the leading computer companies with activity in virtually all of SCI's manufacturing plants. These printed circuit board assemblies vary widely in complexity and size and employ a broad range of interconnect, component, and process technology innovations to achieve functionality, reliability, and cost objectives in required form factors. Growth in de-

--------------------------------------------------------------------------------
Two pictures on the page, one with the caption:
Finished computers are built, software loaded, and shipped directly to SCI's customers' distribution channels.
The second picture, with no caption, is computer boards.
--------------------------------------------------------------------------------


[PAGE 5 OF THE ANNUAL REPORT TO SHAREHOLDERS] mand for PC motherboards and other computer board assemblies is contributing to rapid additions to SMT production capacity at several locations. The Company shipped over five million computer motherboards in fiscal year 1997. SCI's larger customers for computer circuit board assemblies are among the fastest growing in the industry.
     The Company has significantly expanded its design and engineering resources in support of customers' new product developments; a growing portion of computer assembly activities involve boards that have been custom designed by SCI to meet specific customer requirements. These engineering resources are expected to continue to grow in magnitude and breadth of services to support anticipated increases in design and engineering offerings to existing and future customers.
     In recent years production and distribution of finished computer products has become a major growth area for SCI. In fiscal 1997 the Company shipped 2.3 million machines and volumes continue to grow. Products are manufactured on four continents as customers benefit from SCI's design services, build-to-order capabilities, advanced manufacturing systems, direct distribution, and worldwide production capacities. During the year the Company formed a Computer Products Division to focus upon finished product activities.
     The acquisition of Apple Computer's Fountain, Colorado, plant in late fiscal 1996 added significantly to the Company's final assembly business and provided important capabilities in notebook computer production. During the year new high-end notebooks were produced in Fountain for the plant's largest customer and a new notebook customer awarded a contract to produce several configurations of its family of machines.
     The Company's largest computer customer continues to leverage on its strategic relationship with SCI through volume growth of PCs for the office and home and addition of new products optimized for the small office market. SCI's support of this customer is multiplant and multinational in scope. In varying degrees by product, activities include design, product validation, subassembly manufacturing, final system assembly, distribution, and after sales support.
     A growing number of volume marketers of finished computers are taking advantage of SCI's strengths; desktop, portable, server, and workstation customers are now being supplied from multiple international locations.

--------------------------------------------------------------------------------
One picture, with no caption, of computer finished products.
--------------------------------------------------------------------------------


[PAGE 6 OF ANNUAL REPORT TO SHAREHOLDERS]
                          Datacom and Telecom Products
     Datacom and Telecom products are proliferating at an unprecedented rate as the need to transmit ever increasing amounts of data, voice, and video signals through high-performance switching and networking devices increases. Local area networks (LANs), wide area networks (WANs), wireless communications, the Internet, video conferencing, multiple online services, and telephone switching are all growing in sophistication, utility, volumes and bandwidth of traffic. The number of users is multiplying. Equipment companies are rapidly expanding their product offerings. Demand for products is at an all time high and is expected to continue to grow rapidly for the foreseeable future.
     SCI is manufacturing a wide range of Datacom and Telecom products for a steadily growing number of customers. A mix of printed circuit board assemblies and finished products is experiencing significant growth as telecommunications and networking companies are increasingly outsourcing product manufacturing on a multinational basis.
     A number of established telecommunications companies are rationalizing their manufacturing strat-

--------------------------------------------------------------------------------
Two pictures on the page, one with the caption:
A major customer's ultrafast backbone network ATM/FDDI switch is manufactured at SCI's Augusta, Maine, plant.
The second picture, with no caption, is of boards for datacom and telecom products.
--------------------------------------------------------------------------------


[PAGE 7 OF ANNUAL REPORT TO SHAREHOLDERS]
egies with the result being less internal manufacturing. The Company provides printed circuit board assemblies to five of the top six telecommunications companies that are in the public switching equipment business. During the year SCI was selected by Ericsson Telecom AB as one of its primary manufacturing partners. SCI will produce printed circuit board assemblies on a multinational basis for their family of large switches used in public telecom networks. Product will be provided from several international SCI plants.
     SCI is the major supplier of printed circuit board assemblies to the network products business of a major computer company. The majority of both board assemblies and finished products sold by another large computer company's Network Products Division are provided by the Company. These include routers, hubs, switches, and multiplexers.
     A broad range of computer and computer peripheral interconnect cards for networking are produced by several domestic and foreign SCI plants as are a number of modem boards and products. The Company produces large volumes of PCMCIA format plug-in modems for one customer's highly successful line of notebook computers.
     SCI has been selected as the manufacturing partner of the leader in fiber-to-the-curb (FTTC) broadband switched digital access products. The customer was recently awarded a mass deployment contract by a Regional Bell operating company for a broadband access network that will provide a full range of advanced services including voice, data, and switched digital video. Initial deployment will be a million lines in Boston, New York City, Long Island, and Westchester County, New York, with provisions for five million lines. Successful deployment at these locations is expected to significantly broaden the customer's market for FTTC products and SCI's manufacturing participation at multiple locations.
     Production units of a cable modem are being delivered that allow cable television companies to provide PC owners access to the Internet and other data sources over TV cable at much higher speeds than through conventional telephone modems. The Company is also producing an Asynchronous Transfer Mode (ATM) System for a European customer on a finished product basis.
     Datacom and Telecom products represent an increasing portion of SCI's production activities with numerous opportunities for expanding this product area being pursued.

--------------------------------------------------------------------------------
One picture, with no caption, of datacom and telecom finished products.
--------------------------------------------------------------------------------


[PAGE 8 OF ANNUAL REPORT TO SHAREHOLDERS]
                              Computer Peripherals
     SCI provides a wide variety of computer peripheral subassemblies and finished products. Several such products employ mechanisms which make mechanical assembly a growing element of the Company's manufacturing capabilities.
     The Company has provided tens of millions of printed circuit board assemblies for disk drives. Industry consolidations, unacceptable pricing pressures, and other factors have led to replacing much of this business with higher complexity and more diversified products, resulting in reduced dependency on the disk drive industry in geographies of disk drive concentration.
     A leading supplier of ink jet printers has selected SCI to produce large quantities of printer electronics. Demand has grown rapidly and significant capacity has been added to satisfy customer requirements. During the year work commenced on a number of ink jet printer mechanical assemblies for the same company in anticipation of higher level assembly of printers up to and including final assembly of the product.
     A high-performance color ink jet printer for the

--------------------------------------------------------------------------------
Two pictures on the page, one with the caption:
This color printer for applications in the graphics arts industry is produced in SCI's Lacey's Spring, Alabama, facility.
The second picture, with no caption, is boards for computer peripheral products.
--------------------------------------------------------------------------------


[PAGE 9 OF ANNUAL REPORT TO SHAREHOLDERS]
graphics arts industry is being fully produced by SCI. This product uses hot melt inks and sets new standards in terms of print quality and resolution for preproofing and other graphic arts applications. It resulted from a joint development effort with the customer with SCI contributing not only electronics design but full design of the printer mechanism, chassis, and housing as well.
     Color scanners are being produced in volume on a finished product basis for a major computer company. These units offer 1200 dot per inch enhanced resolution and require assembly in a clean room environment. The manufacturing process requires precision mechanical assembly and alignment which is further adding to SCI's base of programs requiring mechanical expertise.
     Electronic printed circuit board assemblies for mass storage tape drives and optical storage devices represent a significant portion of SCI's computer peripheral business. A number of customers are supported that provide a range of product size and storage capacity offerings.
     The Company is a major supplier of personal  computer 3-D graphics  adapter cards for several companies in that business, including the volume leader. Quantities have expanded so as to require four plant locations to be involved and this application area continues to grow on a multinational basis.
     SCI is a leading supplier of electronic assemblies for a customer's line of color plotters. Multinational manufacturing is provided as well as considerable new product introduction engineering services to broaden customer support.
     A leading supplier of point of sale systems to fast food establishments and the hospitality industry has selected SCI to produce its family of products with distribution directly to the users.
     The Company has entered into a strategic relationship with a customer that has developed a proprietary semiconductor chip stacking technology. Three-dimensional memory modules and assemblies will be produced in volume for government and commercial applications that are required to pack large amounts of memory into small spaces.
     The Company produces a number of other peripheral products including video monitors, ATM control boxes, X-Terminals, lottery terminals, notebook computer docking stations, and a number of add-in circuit boards that enhance or expand computers' functionality.

--------------------------------------------------------------------------------
One picture, with no caption, of finished computer peripherals.
--------------------------------------------------------------------------------


[PAGE 10 OF ANNUAL REPORT TO SHAREHOLDERS]
                                Medical Products
     A  growing   number  of  SCI's  plants  are  engaged  in  medical   product
manufacturing with the attendant demands for FDA approved manufacturing practices, processes, and documentation. Modern diagnostic, monitoring, treatment, and patient care equipment employs growing electronic content and complexity which is resulting in increasing opportunities for the Company to provide manufacturing and support services to the medical products industry.
     The Company manufactures a family of vital signs monitoring equipment for a major medical company. These products are manufactured complete and shipped in multiple language configurations to the customer's domestic and foreign markets. Table top and pole mounted configurations are employed to provide noninvasive determination of physiological parameters such as blood pressure, mean arterial pressure, and pulse rate. These monitoring machines are widely distributed throughout hospital acute care settings such as Emergency, Progressive Care, Day Surgery, Labor and Delivery, GI/Endoscopy, and Medical/Surgery Units. SCI also supports this long-standing customer's world-

--------------------------------------------------------------------------------
Two pictures on the page, one with the caption:
The latest technology is used in production of complex printed circuit boards for new generation medical products.
The second picture, with no caption, is boards for medical products.
--------------------------------------------------------------------------------


[PAGE 11 OF ANNUAL REPORT TO SHAREHOLDERS]
wide field service network through the manufacture of approximately 250 different subassemblies. Enhancements to existing products, and introduction of new ones, are expected to sustain these activities well into the future.
     SCI enjoys a strategic partnership with a European based multinational medical products company in designing and manufacturing the customer's line of blood glucose monitors. The Company provides design, development, and manufacturing support in the U.S. and Europe with growth occurring in both locations. The primary product is an individual hand-held monitor that lets the user measure his or her blood glucose level with a quick and simple procedure. These units are shipped complete; over three million have been manufactured by SCI and production rates continue to grow. A version of this monitor has been developed for the blind diabetic. Through the use of voice output and bar coding of the insulin options, the user can determine the reading of the monitor as well as which insulin to administer. A clinical version of the monitor with expanded capabilities has also been developed. This relationship is strategic for both parties and should expand to include other technologies introduced by the customer.
     A leading company in medical imaging products and other medical instruments has outsourced a number of circuit board assemblies to SCI and is in the process of broadening the relationship to include multiple SCI plants in several geographies. Image Generator printed circuit board assemblies are provided for the customer's Computed Tomography (CT) Scanners. Front End Control and Timing boards are provided for ultrasound machines. Digital and high frequency analog assemblies are produced for Magnetic Resource Imaging (MRI) machines. SCI is also assembling the MRI machine's Receiver and Exciter and Spot Film Device electronics for X-Ray applications. SCI has contributed engineering design and development support for several of these products.
     Other medical activities and customers include printed circuit board assemblies for controlling sleep apnea constant pressure pumps, hospital ventilator systems, and ultrasound imaging machines.
     The Company's base of medical product capabilities and experience is well established and numerous opportunities exist for growth in both number of customers and product types.

--------------------------------------------------------------------------------
One picture, with no caption, of finished medical products.
--------------------------------------------------------------------------------


[PAGE 12 OF ANNUAL REPORT TO SHAREHOLDERS]
                              Industrial Products
     Industrial products manufactured by SCI often benefit from the Company's long-standing capabilities in producing high reliability equipment exposed to rugged use in harsh environments. The Company is expert in designing and producing such equipment for military and aerospace applications and applies this experience in providing a range of industrial grade printed circuit board assemblies and finished products. Industrial requirements have wide variation in product mix and lower volumes than with many other electronic product categories. SCI's supply chain management systems and flexible manufacturing processes are particularly attractive to customers requiring rapid response in high mix manufacturing.
     The Company provides ruggedized high-reliability printed circuit boards and module assemblies to a leading producer of locomotive engines. These critical electronic products satisfy the rigorous performance and safety requirements of this transportation segment. Over 500 different items are delivered in varying quantities to this large customer.

--------------------------------------------------------------------------------
Two pictures on the page, one with the caption:
Gas cabinets used in the production of semiconductor devices are produced for both domestic and international customers.
The second picture, with no caption, is boards produced for industrial products.
--------------------------------------------------------------------------------


[PAGE 13 OF ANNUAL REPORT TO SHAREHOLDERS]
     Printed circuit board assemblies are currently supplied to factory automation customers in the U.S. and Europe. The trend in the factory automation and process control industries is toward outsourcing their board assemblies and SCI is well postured to benefit from resulting manufacturing opportunities.
     Other printed circuit board activities include electronic assemblies for a gas pump system that features automatic fueling and customer billing without the driver having to vacate the vehicle. Four variations of a circuit board are being supplied for installation in home utility meters to provide for remote collection of meter readings.
     The Company has received a contract from a large international customer to provide a product for installation in cargo containers that will allow the owner of the container to monitor its location by satellite using the Global Positioning System. SCI also manufactures a hand held tracking device for a major small package shipping company. This product permits shipments to be scanned and tracked as they pass through the customer's courier and transportation system.
     Leveraging the Company's power management experience in military and aerospace applications, SCI has developed a family of devices to control and monitor the delivery of energy to a battery charger onboard an Electric Vehicle
(EV). This technology has been selected by two of the big three automobile companies in the United States. Environmental concerns are expected to stimulate the development and production of EVs and SCI's EVSE family of charge supply and control products will support the market as it develops.
     The Company has developed a number of semiconductor processing equipments which are sold to the microelectronics industry. A family of chemical/gas cabinets are offered to distribute and mix pure gases and chemicals used in semiconductor processing. Automated wet benches supplied by SCI robotically handle semiconductor wafers under computer control as they pass through various liquid washes in series of individual tanks.
     SCI also supplies a complete hand held engine analyzer for a major computer company that developed the product for one of the world's largest automobile companies. These units are used by dealer service technicians to perform computerized analysis of engine performance.

--------------------------------------------------------------------------------
One picture, with no caption, of finished industrial products.
--------------------------------------------------------------------------------


[PAGE 14 OF ANNUAL REPORT TO SHAREHOLDERS]
                               Consumer Products
     Consumer electronic products have historically not represented a significant market to SCI. However, this has changed, and continues to change, with the introduction of such consumer services as the Internet, digital direct broadcast satellite TV, and wireless communications. Considerable growth in product demand is resulting from these services and new requirements will result from "electronic home appliances" to handle the growth in voice, data, and video to be offered from multiple sources, many on an interactive basis.
     SCI is currently supplying the satellite direct broadcast TV receivers for a leading communications company. These receivers provide reception of a wide range of digital TV programs, provide pay per view capabilities, and accommodate a number of high quality music channels. The customer currently serves the U.S. market from two self-owned satellites with a third satellite scheduled for launch in the near future. New lower cost receiver models with advanced features are being introduced to support, among other things, reception of local pro-

--------------------------------------------------------------------------------
Two pictures on the page, one with the caption:
SCI is producing very large quantities of satellite direct broadcast television receivers for the consumer market.
The second picture, with no caption, is boards for various consumer products.
--------------------------------------------------------------------------------


[PAGE 15 OF ANNUAL REPORT TO SHAREHOLDERS]
gramming along with the large number of programming options received from the satellites. Transmission power from the satellites is such that only a small, unobtrusive dish antenna is required for excellent reception. Receivers are being delivered at a million a year plus rate to support a rapidly growing subscriber base.
     The Company has received a contract to produce large volumes of a high-performance digital TV satellite receiver in Europe that will accept both cable and satellite signals. The customer is a large Scandinavian communications company with which SCI has a range of growth opportunities.
     The Company recently began production of an Internet "TV set top" product. The product uses an infrared (IR) TV remote control for simple Internet browsing and a remote IR keyboard for text interface such as E-mail. This is an important product for a Southeast Asian country that has launched its multimedia Super Corridor Project as one of that nation's high priority communications initiatives. SCI made significant contributions to the design of the product's electronics. The customer is optimistic that this product will experience high demand and sustained growth.
     SCI's microelectronics operations have recently begun production of an electronic assembly for a major battery company's "smart battery" to be used in products such as notebook computers. The assembly uses chip on flex (COF) assembly technology where semiconductor chips are attached directly to flexible substrate with interconnections being accomplished by wire bonding. This assembly represents one of several innovations in interconnect technology developed by a Company microelectronic assembly operation.
     SCI's line of Conductive Supply Equipment for Electric Vehicles includes a Level I portable device that allows an Electric Vehicle to be connected to a standard 120VAC outlet by the driver. The device offers the vehicle owner the ability to deliver charging current to a vehicle's batteries while away from the customary home charging station. The portable device controls and monitors the charging process with a full set of built-in controls which provide both vehicle and user safety features.
     SCI's consumer product growth is expected to be heavily weighted toward finished products as the Company continues to expand its final assembly and distribution operations.

--------------------------------------------------------------------------------
One picture, with no caption, of various consumer products.
--------------------------------------------------------------------------------


[PAGE 16 OF ANNUAL SHAREHOLDERS]
                        Military and Aerospace Products
     SCI designs and manufactures military and aerospace products that are sold to the U.S. and foreign governments and their prime contractors, as well as domestic and foreign aerospace companies. These activities are the responsibility of the Company's Government Division which has broad capabilities in electronic and electromechanical design and manufacturing. Experience with harsh environments imposed on military and aerospace equipment has led to capabilities that have attracted a number of industrial customers whose products are exposed to similar environments.
     The Company's military and aerospace products and systems are provided for aircraft, launch vehicle, satellite, and surface applications. Primary technology focus is upon computer, instrumentation, and communication disciplines.
     The Company continues to provide voice and communications control systems for the F-15, F-16, F/A-18, C-130J, and AV-8B aircraft. It also supplies the NAVSTAR Global Positioning System (GPS) User Equipment in multiple configurations for use on fixed-wing aircraft, helicopters and ships.

--------------------------------------------------------------------------------
Two pictures on the page, one with the caption:
High density electronic assemblies for military applications have been produced by SCI for several decades.
The second picture, with no caption, is boards for military and aerospace products.
--------------------------------------------------------------------------------


[PAGE 17 OF ANNUAL REPORT TO SHAREHOLDERS]
SCI also produces the digital audio intercommunications unit for the V-22 Osprey tilt rotor aircraft and is developing a variant of that equipment to support the Special Operations Forces V-22.
     Multiyear production has commenced on the systems computers, weapons computers, and digital intercommunications systems for the Longbow Apache helicopter. These will upgrade the Apache aircraft's avionics, weapons control, and voice communications capabilities, all of which will play a significant role on contemporary "digital" battlefields. Initial sales of Apache equipment will include units for the U.S. fleet as well as aircraft ordered by the United Kingdom and the Netherlands.
     During the year design and development continued on the U.S. Army's Patriot Missile's Integrated Digital Operator Control System and the Enhanced Fiber Optic Guided Missile's gunner's console and fiber optic dispenser systems.
     The Company has been a leading provider of a wide range of data bus products for military and aerospace applications. SCI was selected by the Boeing Company to develop a Current Mode Coupler and Standard Interface Module as critical elements of the first commercial aircraft fly-by-wire system employed on the 777 aircraft. Fly-by-wire provides for movement of the aircraft's flight control surfaces as commanded by electronic signals transmitted over wire, rather than by traditional mechanical linkages. Long-term production of these products is expected to satisfy 777 aircraft orders from airlines around the world.
     SCI provides a family of versatile flight test instrumentation products in modular form; these are designed for joint service applications on a full range of aircraft. The latest miniaturized version of this equipment is supporting the Joint Strike Fighter development program.
     Other Government Division products include nonvolatile memories for aircraft and satellite applications, interference blanker units (processors) for the F-16 and Japanese F-2 aircraft, Digital Data Acquisition Systems for the Air Force's Titan Launch Vehicle, and a family of standard VME bus computer subassemblies.
     Several military customers outsource a variety of printed circuit board assemblies to SCI. A broader market is expected to develop for these services for many of the same reasons commercial outsourcing is experiencing dynamic growth.

--------------------------------------------------------------------------------
One picture, with no caption, of military and aerospace products.
--------------------------------------------------------------------------------


[PAGE 18 OF ANNUAL REPORT TO SHAREHOLDERS]
                            Facilities and Equipment
     Asia. During the year the Company opened a new 110,000 square foot first phase production plant in Penang, Malaysia, to serve a growing local market and supplement the capacity of its existing Asian plants in Singapore and Thailand.
     Europe. During the year the Company constructed the third phase of its Irvine, Scotland, facility. The 50,000 square foot addition is designed for efficient production of finished products.
     The Company has purchased land and begun construction of a new 100,000 square foot first phase plant in Tatabanya, Hungary, near Budapest. The Central European operation will serve regional markets as well as provide cost competitive manufacturing for Western European customers.
     The Company has signed agreements with Ericsson Telecom AB under which SCI intends to take over Ericsson's printed wiring board assembly operation in Leganis, Spain, near Madrid.
     The Company has purchased expansion land and awarded initial contracts to more than double the size and capacity of its existing facility in Fermoy, County Cork, Ireland, to accommodate growing Irish demand.
     North America. To appropriately serve the Canadian market, land has been purchased and construction begun of a 100,000 square foot first phase plant in Pointe Claire, Quebec, a suburb of Montreal, to soon replace currently leased facilities.
     During the year the Company completed the fourth phase of its El Salto, Jalisco, Mexico plant in the suburbs of Guadalajara. Construction is well progressed on the fifth phase of that plant, to bring the facility to a total of 210,000 square feet.
     The Company acquired at year end an existing

--------------------------------------------------------------------------------
Four pictures on the page with the captions:
1.) The Guadalajara, Mexico, facility of the Company had a 45,000 square foot addition completed during the year.
2.) An Irvine, Scotland, facility addition of 50,000 square feet was completed and placed in operation in the third quarter.
3.) The 110,000 square foot first phase of a new Penang, Malaysia, facility was completed during the third quarter.
4.) This automated SMT line is in production in SCI's newly constructed Plant 21 in Penang, Malaysia.
--------------------------------------------------------------------------------


[PAGE 19 OF ANNUAL REPORT TO SHAREHOLDERS]
90,000 square foot operation in Mexico City, D.F., Mexico. This leased plant is providing immediate capacity for both new and existing customers.
     Land has been purchased and initial contracts awarded for a new 100,000 square foot first phase plant in Apodaca, Nuevo Leon, Mexico, a suburb of Monterrey. The facility will provide an additional source of production for the U.S. market.
     The Company has acquired land upon which to construct a new 110,000 square foot first phase building, SCI's second plant in El Salto, Jalisco, Mexico. This facility will be specifically designed for efficient production and distribution of completed products.
     South America. At year end the Company acquired leased facilities in Campinas and Hortolandia, Sao Paulo, Brazil. Planning is in progress to acquire permanent Brazilian facilities to serve that rapidly emerging market.
     Additional Projects. The Company has formulated plans and begun land acquisition to support new buildings in Alabama and Texas and the fourth phase of SCI's Scottish plant. In the interim space has been rented in Scotland, Ireland, Canada, Mexico, and Alabama and Texas in the U.S.
     Equipment. Twenty-six surface mount technology, and five pin-in-hole, automated assembly lines were installed during the fiscal year, bringing line totals to 181 and 48 respectively. A substantial quantity of new equipment was back-ordered by vendors for fiscal 1998 delivery. New generation equipment operates at substantially higher speeds and provides much increased productivity. It also provides major improvements in accuracy to support advanced assembly technology.

--------------------------------------------------------------------------------
Four pictures on the page with the captions:
1.) This SMT assembly line is in operation in SCI's Plant 18 in Fermoy, County Cork, Ireland.
2.) The fifth phase of construction is nearing completion at the existing Guadalajara, Mexico, manufacturing facility.
3.) Construction of a new 100,000 square foot first phase facility in Tatabanya, Hungary, is proceeding on schedule.
4) Site work is in progress for a new 100,000 square foot facility in Monterrey, Mexico, scheduled for completion in early 1998.
--------------------------------------------------------------------------------

[PAGE 20 OF ANNUAL REPORT TO SHAREHOLDERS]
                              Assembly Technology
     The manufacturing of electronic products is characterized by dynamic changes driven by unparalleled product functionality and performance, combined with increasingly smaller packaging and interconnect structures. The manufacturing processes are increasingly complex and new technologies are required to satisfy market demands.
     SCI maintains worldwide electronic manufacturing excellence and provides the latest technological innovations to its customers. Manufacturing processes are developed and continuously optimized by a high level of engineering skill. To insure quality control and product traceability, the performance of critical assembly and test processes is continuously monitored and documented. Up to the minute process performance data is made readily available to customers upon request. This is accomplished by using a high degree of technological innovation in the manufacturing data systems used throughout the Company.
     In the area of surface mount technology (SMT), SCI has developed capabilities to successfully assemble as small as 0.012" pitch leaded semiconductor devices and "0201" (.020" X .010") package size components, utilizing highly automated solder paste application, precision device placement, and sophisticated soldering equipment. When ball grid array (BGA) technology became a preferred option for area array packages, SCI embarked on extensive BGA assembly process development and has successfully integrated the resulting technology into its existing SMT capabilities. Today, as high as 1089 pin count Ceramic Column Grid Arrays are assembled routinely in fully integrated advanced technology lines.
     Systematically combining traditional microelectronics technology with SMT, the Company successfully integrates COB (chip on board), COF (chip on flex), TCP (tape carrier package), MCM-L (multi chip module on laminate) and CSP (chip scale package) into mixed technology assemblies.
     SCI is committed to preserving the environment and works continuously to identify environmentally friendly materials for electronic manufacturing processes. Organic solderability preservatives, no-clean fluxes and solder paste, no-lead solders, and fluxless soldering are examples of technologies SCI has successfully demonstrated and uses where appropriate.
     The Company is active in providing critical design feedback to its customers. SCI accommodates its customers' requirements and has built millions of products utilizing modern assembly techniques combined with the latest manufacturing technologies.

--------------------------------------------------------------------------------
Three pictures on the page with the captions:
1.) An automated wire bonder interconnects a semiconductor chip to a flexible substrate before cutting and folding.
2.) Microelectronic assembly processes are routinely performed in Class 1000 clean rooms to rigorous specifications.
3.) Ball grid array packages require precision inspection and rework equipment compatible with very small structures.
--------------------------------------------------------------------------------

[BEGINNING OF EXCERPTS FROM FORM 10-K FOR THE YEAR ENDED JUNE 30, 1997]



                                 Excerpts From
                                   Form 10-K

                               SCI SYSTEMS, INC.
                                  Fiscal 1997
                                 Annual Report
                                     to the
                                 United States
                            Securities and Exchange
                                   Commission

[PAGE 1 OF EXCERPTS FROM FORM 10-K]

                             EXCERPTS FROM FORM 10-K
                                 FOR FISCAL 1997

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

                     For the fiscal year ended June 30, 1997

                           Commission File No. 0-2251


                                SCI SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)


                                     PART I


Item 1. Business.

  See  inside  front  cover  and  pages  4 to 20 of the 1997  Annual  Report  to
Shareholders   ("Annual  Report  to  Shareholders"),   incorporated   herein  by
reference.

  This document contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 including, without limitation, statements regarding future business, backlog, seasonality, government programs, Latin American operations' growth, and the sufficiency of the Company's liquidity and capital resources, including projected capital expenditures. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described under the captions "Marketing, Customer Concentration, and Dependence on the Electronics Industry," "Growth Management," "Seasonality," "Global Business Considerations," "Patents and Licenses," "Competition and Other Factors," "Component Availability," and "Possible Termination of Government Programs."


Order Backlog

  At June 30, 1997, order backlog believed firm was approximately $3.2 billion, compared with $2.8 billion a year earlier. As a portion of the backlog is subject to customer releases, there is some variability as to actual shipment date. Current indications are that approximately $3.1 billion of this backlog will be shipped during fiscal 1998.

Marketing, Customer Concentration, and Dependence on the Electronics Industry

  A majority of the Company's revenues are derived from direct sales to original equipment manufacturers. Marketing is conducted primarily by factory-based personnel in Brazil, Canada, France, Ireland, Malaysia, Mexico, Singapore, Thailand, the United Kingdom, and the United States. The Company advertises on a small scale and participates in a modest number of industry trade shows.

  Although the Company has several hundred customer accounts, a significant percentage of sales is derived from a limited group of customers in any particular period. Sales to individual customers that exceeded 10% of annual sales in any of the last three fiscal years were: Hewlett-Packard, $2,054 million in 1997, $2,152 million in 1996, and $1,049 million in 1995; and Apple Computer, $1,134 million in 1997. In fiscal year 1997 the Company's ten largest customers contributed more than 75% of revenues. Significant reductions in sales to any of these customers could have a material adverse effect on the Company's results of operations. Customer contracts can be canceled and volume levels changed or delayed at any time without notice. Timely replacement of canceled, delayed, or reduced contracts with new business cannot be assured. These risks are exacerbated as a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid technological change and product obsolescence. Factors affecting the electronics industry in general, or any of the Company's major customers in particular, could have a material adverse effect on the Company's results of operations.

  The majority of the Company's contracts are with customers in the high technology industry. Credit terms relating to both accounts receivable and contract inventories are extended to customers after performing credit evaluations. When significant credit risk exists letters of credit or other appropriate security are generally requested. However, credit


[PAGE 2 OF EXCERPTS FROM FORM 10-K]
losses on customer contracts have occurred in the past, and no assurances can be given that credit losses, which could be material, will not reoccur.

Growth Management

  The Company has experienced rapid growth in recent years. It has acquired facilities in several locations and may acquire or build additional facilities from time to time in the future. There can be no assurance that historical revenue growth will continue or that the Company will successfully manage existing operations or future plants it may acquire or build. As the Company manages existing operations and expands geographically, it may experience certain inefficiencies as it integrates new operations and manages geographically dispersed operations. The Company could also be adversely affected if its new facilities do not achieve growth sufficient to offset increased expenditures associated with geographic expansion. In addition should the Company increase expenditures in anticipation of future sales levels which do not materialize, profitability could be adversely affected. Moreover, occasionally customers may require rapid production increases which can stress the Company's resources.

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

Global Business Considerations

  The Company operates internationally with the majority of revenue generated in the United States, but with significant foreign activities. The Company's U.S. export and foreign sales were $1.514 billion in 1997, $1.611 billion in 1996, and $1.187 billion in 1995, representing 26% of total sales in 1997, 35% in 1996, and 44% in 1995.

  Much of the Company's manufacturing material is sourced from international suppliers; accordingly, the Company is subject to the risks of currency fluctuations, possible fund transfer restrictions, and the burden of compliance with a variety of laws. To date these factors have not had a material adverse impact on the Company, but could in the future.

  The Company, when advisable, may enter into hedge contracts to reduce its currency risks on known expenditures. Additionally, when deemed advantageous, the Company may enter into interest rate swap agreements to adjust the interest rate on existing debt. The Company has not entered into speculative currency or interest agreements, nor does it expect to do so. Where significant currency exposures exist, the Company endeavors to balance exposed assets with offsetting liabilities.

   (See Note H to the 1997 Consolidated Financial Statements, incorporated herein by reference.)

Patents and Licenses

  Patents are not significant to the Company's business. The Company believes that its success depends more upon the creativity of its personnel than upon patent ownership. Because of rapid technological change and rate of new patent issuance, certain of the Company's products may inadvertently infringe others' patents. If patent infringements inadvertently occur, the Company believes that, based upon industry practice, necessary licenses could be obtained without material adverse impact; however, there can be no assurance given to that effect.

Competition and Other Factors

  The Company competes against numerous domestic and foreign companies. It also faces competition from current and prospective customers which evaluate the Company's capabilities against the merits of internal manufacturing. Competition varies depending on the type of service sought and the geographic area of competition. Competition is intense and is expected to continue to be so. A number of competitors are larger than the Company and have significantly greater resources, while a number of competitors are smaller with fewer resources. The Company could be adversely affected if its competitors introduce superior or lower priced services or products. During the last three fiscal years electronics manufacturing services accounted for approximately 90% of total revenues.

  The Company devotes considerable resources to designing and developing new products, internal information systems, and advanced manufacturing processes. Computer aided design centers are employed at strategic regional plants. New product development is usually undertaken in support of customer contractual requirements. (See Note A to the 1997 Consolidated Financial Statements, incorporated herein by reference.)


[PAGE 3 OF EXCERPTS FROM FORM 10-K]
  The Company has developed internal systems to support manufacturing of customized finished products for delivery to distribution channels, or directly to end users. The Company believes these systems to be important to obtaining future, and maintaining existing, finished product assembly contracts.

  To remain competitive the Company must continue to develop and provide technologically advanced engineering and manufacturing services, maintain high quality, offer flexible delivery schedules, deliver finished products on a timely basis, and continue to price its products and services competitively. Additionally, maintaining and updating internal systems are believed important to obtaining future, and maintaining existing, contracts. Failure to satisfy any of the foregoing requirements could adversely affect the Company.

Component Availability

  Components are sourced on a global basis. Component availability is periodically subject to constraints, shortages, and abundances. Although no assurances can be given, the Company has generally been able to obtain adequate supply to maintain production when shortages occur. However, shipment delays have occurred and may reoccur. Significant component constraints could adversely affect the Company. When shortages and excess supply have occurred on occasion, the Company has generally been able to pass on related price adjustments to its customers.

Possible Termination of Government Programs

  The Company's contracts with the U.S. Government and its prime contractors are subject to audit and termination at the election of the Government. The Government in January 1991, terminated the U.S. NAVY A-12 Aircraft prime contracts. Litigation continues over seven canceled subcontracts from McDonnell Douglas Corporation. The Company seeks to recover the full amount of its claims; however, no assurance can be given to that result. The carrying value of A-12 program residuals was less than 5% of June 30, 1997's inventories. The Company believes that its ongoing principal government programs will continue to be funded, but there can be no assurance given to that effect. No current government program accounts for more than 1% of consolidated revenue.

Employees

   At June 30, 1997, the Company employed 18,470 persons, of which 10,195 were based in the United States. Except for three foreign plants, employees are not subject to collective bargaining agreements. There have been no work stoppages caused by employee activities. The Company believes that in general its employee relations are good.

  The Company's success depends largely upon the efforts and abilities of key managerial and technical employees. The loss of services of certain key personnel could adversely affect the Company. The Company's business depends upon its ability to recruit, train and retain senior managers, skilled professional and technical salaried personnel, and skilled and semiskilled hourly employees at competitive costs, for which there is intense competition. Failure to do so could adversely affect the Company.

Item 2. Properties.

  Domestically the Company owns, or finances with Industrial Revenue Bonds and treats as purchases for financial statement purposes, facilities in Alabama, California, Colorado, Maine, New Hampshire, New York, North Carolina, and South Dakota, with total area of 2,805,300 square feet. Internationally, the Company owns facilities in France, Ireland, Malaysia, Mexico, Singapore, Thailand, and the United Kingdom, with total area of 839,500 square feet, and leases space in Brazil, Canada, and Mexico, with total area of 179,000 square feet. Miscellaneous space amounting to 61,050 square feet is also leased in various locations. The Company believes its facilities are modern, in good repair, and suitable for services offered to customers.

    At June 30, 1997, the Company had under construction or in the planning stage, manufacturing plants in Tatabanya, Hungary; Apodaca, Nuevo Leon, Mexico; Pointe Claire, Quebec, Canada; in addition to expansions of existing facilities in Fermoy, County Cork, Ireland; and a second plant in El Salto, Mexico. In June 1997 manufacturing operations in Mexico City, D.F., Mexico, and Campinas and Hortolandia, Sao Paulo, Brazil, were purchased; these operations are housed in leased facilities. During fiscal year 1998 the Company intends to additionally take over Ericsson Telecom AB's printed board assembly operation in Leganis, Spain, while adding floor space in Alabama, Texas, and Scotland.


Item 3. Legal Proceedings.

  The Company is a party to several lawsuits incidental to its various activities and incurred in the ordinary course of business. The Company believes that it has meritorious claims and defenses in each case. After consultation with counsel it is the opinion of management that, although there can be no assurance


[PAGE 4 OF EXCERPTS FROM FORM 10-K]
given, none of the associated claims when resolved will have a material adverse effect upon the Company's financial position.

  The Company is subject to a variety of environmental regulations relating to the use, storage, discharge, and disposal of hazardous materials used in its manufacturing processes. Failure by the Company to comply with present and future regulations could subject it to future liabilities or the suspension of production. In addition such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The Company is not involved in any material environmental proceedings.

Item 4. Submission of Matters to a Vote of Security Holders. --None

                                     PART II

Item 5. Market  for  the  Registrant's  Common  Stock  and  Related  Stockholder
Matters.

  On April 2, 1997, the Company's common stock commenced trading on the New York Stock Exchange ("NYSE") under the ticker symbol "SCI". At August 25, 1997, there were 1,975 shareholders of record. See Note J to the Company's 1997 Consolidated Financial Statements, incorporated herein by reference, for fiscal year 1997 and 1996 quarterly high and low bid stock prices.

  The Company has not paid cash dividends on its Common Stock to date. Payment of dividends is restricted as described in Note B to the Company's 1997 Consolidated Financial Statements, incorporated herein by reference. Subsequent to fiscal year end, the Company declared a two-for-one common stock split in the form of a 100% stock dividend. The dividend was paid August 22, 1997, to shareholders of record as of August 8, 1997.

Item 6. Selected Financial Data.

  See page 1 of the Company's 1997 Annual Report to Shareholders, incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

1997 Results Compared With 1996

  Sales in 1997 increased 26.8% to $5.76 billion from $4.54 billion in 1996. Net income increased 39.2% to $112.7 million compared with $81.0 million in the prior fiscal year. Earnings per share for 1997 were $1.85 on a primary basis and $1.67 fully diluted, compared with 1996's earnings per share of $1.35 on a primary basis and $1.33 fully diluted.

  Increased revenues resulted from increased unit volume, especially in finished product assembly. Finished product assembly increased to approximately 58% of 1997 sales from 44% in 1996. The average selling prices of many of the Company's products declined during 1997 as electronic components experienced substantial price reductions, which were passed through to customers.

  Consolidated operating margins increased to 3.6% of sales in 1997 from 3.5% in 1996, mainly as a result of improvements in the Company's foreign operations. Domestic operating margins decreased in 1997 from that experienced in 1996, due to the higher finished product mix with characteristically lower margins.

  The Company  operates  principally in the Electronics  Manufacturing  Services
(EMS) industry servicing the same and similar customers in its domestic and foreign businesses. The Company's management views geographic areas not only as individual operating entities, but as elements of strategic global relationships. Thus, the presented geographic data in Note H to the Company's 1997 Consolidated Financial Statements, incorporated herein by reference, is not considered equitable as to the effect each geographic area has on consolidated operating results.

  Domestic 1997's sales increase of 42% resulted principally from increased finished product assembly. 1997 was the first full year of operations for the Fountain, Colorado, plant purchased from Apple Computer on May 31, 1996. The small decline in foreign operations' sales in 1997 from 1996 resulted mainly from reduced disk drive participation in Asia. European revenue remained relatively constant, with Latin American sales increasing sufficiently to offset Asia's lower sales. Latin American volume increases are being forecast by customers for both external and intercompany domestic operations sales.

  During 1997 improved operating margins were experienced in Europe, as a result of cost containment, and in Latin America, as volumes grew. These improvements were partially offset by the effects in Asia of customer discontinuance of certain disk drive programs resulting in lower production volumes.

  Currency exchange rate fluctuations have had minor impact on the Company's past consolidated operating


[PAGE 5 OF EXCERPTS FROM FORM 10-K]
results, as the majority of its foreign operations use the U.S. Dollar as their functional currency.

  Net interest expense declined to .31% of sales in 1997 from .53% in 1996. Ending debt and amounts outstanding under asset securitization agreements, net of cash, declined to 3.5% of sales in 1997 from 10.7% in 1996, as a result of improved cash flows. Higher finished product assembly revenues, which inherently yield higher asset turnovers to offset lower operating margins, contributed to the improved 1997 cash flow.

  Return on average shareholders' equity increased to 21.1% in 1997 from 19.7% in 1996, as the Company's consolidated operating margins improved.

  See pages 2 and 3 of the 1997 Annual Report to Shareholders, incorporated herein by reference, for further management discussion and analysis.

Capital Resources and Liquidity

  June 30, 1997's working capital was $754 million, compared with $550 million at June 30, 1996. June 30, 1997's current ratio was 2.0, as compared with 2.2 a year earlier. Higher working capital resulted from larger current assets to support increased revenues.

  June 30, 1997's available liquidity was $951 million, comprised of $660 million in unused credit facilities and $291 million in cash. Lower available liquidity is anticipated during fiscal year 1998, as cash is used to fund working capital and capital expenditures in support of planned revenue growth. The Company believes that its existing liquidity is sufficient to support near term growth, especially near term capital expenditures. Fiscal year 1998's capital expenditures are currently estimated at $130 million, $50 million more than estimated depreciation.

  Inflationary trends are not expected to have a material impact on operations as relatively high asset turnover and sizable fixed rate long-term financing minimize the effects of inflationary conditions.

1996 Results Compared With 1995

  Sales in 1996 increased 70% to $4.54 billion from $2.67 billion in 1995 as demand for the Company's services increased, especially in finished product assembly. The Company purchased plants from Apple Computer in May 1996 and from Digital Equipment Corporation in April 1995. While these acquisitions added to 1996 revenue, the bulk of the sales gain came from the Company's other facilities.

  Operating income increased 75% to $159.5 million in 1996 from $91.0 million a year earlier. Operating margins improved during the year to 3.5% from 3.4% in 1995. Operating margins improved in spite of larger finished product assembly revenues, as absorption of fixed costs and manufacturing efficiencies improved.

  Operating margins were lower in foreign areas than in domestic ones as intense competition and local economic conditions affected individual plants. Operating results in international areas increased from the prior year as the result of higher demand for Mexican services and improved cost performance by the Singaporean plant. Europe continued to be intensely competitive for the Company.

  Net interest expense for the year declined to .53% of sales from .63% in 1995. This decline resulted from an improved asset turnover ratio, which increased to
4.0 from 2.8 a year earlier. The higher gross interest expense amount resulted from higher levels of borrowings to support revenue growth.

  June 30, 1996, debt balance as a ratio of sales was higher than earlier periods due to issuance of Convertible Subordinated Notes in May 1996. The $287.5 million of the Notes financing funded acquisition of Apple Computer's Fountain, Colorado, facility and increased liquidity.

  Return on equity increased to 19.7% in 1996 from 13.8% in the previous year. The improvement resulted primarily from improved asset turnover.

[PAGE 6 OF EXCERPTS FROM FORM 10-K]
Item 8. Financial Statements and Supplementary Data.

Consolidated Balance Sheets
(In thousands of dollars except share data)                                                         June 30,
                                                                                  ----------------------------------------------
Assets                                                                                  1997             1996           1995
--------------------------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                            $  290,809       $   46,493     $   10,277
Accounts receivable, less allowances of $11,200 in 1997,
  $6,000 in 1996, and $4,267 in 1995                                                    630,867          372,058        259,308
Inventories                                                                             569,846          554,090        456,107
Refundable and deferred federal and foreign income taxes                                 43,950           16,480          7,869
Other current assets                                                                     12,582           15,244         11,491
--------------------------------------------------------------------------------------------------------------------------------
                                                              Total Current Assets    1,548,054        1,004,365        745,052
--------------------------------------------------------------------------------------------------------------------------------

Property, Plant, and Equipment - Note B
Land                                                                                     23,613           19,830         16,731
Buildings and leasehold improvements,
  including construction in process                                                     126,145          109,847         92,402
Equipment                                                                               499,182          419,122        347,845
Less accumulated depreciation and amortization                                         (347,943)        (284,745)      (242,953)
--------------------------------------------------------------------------------------------------------------------------------
                                                Net Property, Plant, and Equipment      300,997          264,054        214,025
--------------------------------------------------------------------------------------------------------------------------------


Other Noncurrent Assets                                                                  20,801           14,776         22,215
--------------------------------------------------------------------------------------------------------------------------------
                                                                      Total Assets   $1,869,852       $1,283,195     $  981,292
================================================================================================================================

Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued expenses                                                $  713,377       $  400,682     $  417,495
Accrued payroll and related expenses                                                     28,084           26,845         22,634
Federal, foreign, and state income taxes                                                 47,977           22,223         19,079
Current maturities of long-term debt                                                      4,394            4,965          5,720
--------------------------------------------------------------------------------------------------------------------------------
                                                         Total Current Liabilities      793,832          454,715        464,928
--------------------------------------------------------------------------------------------------------------------------------

Deferred Income Taxes                                                                     9,901            5,313            509
Noncurrent Pension Liability                                                              5,133            4,533          4,669
Deferred Compensation                                                                    12,015            7,600          5,040
Long-term Debt - Note B
Industrial revenue bonds                                                                 21,310           21,310         21,306
Long-term notes                                                                         150,801           35,846         96,138
Convertible subordinated notes                                                          282,197          281,617         38,926
--------------------------------------------------------------------------------------------------------------------------------
                                                              Total Long-term Debt      454,308          338,773        156,370
--------------------------------------------------------------------------------------------------------------------------------

Commitments  - Note B

Shareholders' Equity
Preferred Stock, 500,000 shares authorized but unissued                                     -0-              -0-            -0-
Common Stock, $.10 par value: authorized 100,000,000 shares;
 issued 59,774,790 in 1997, 59,243,790 shares in 1996, and
 54,931,350 shares in 1995                                                                5,978            5,924          5,493
Capital in excess of par value                                                          172,910          165,177        123,377
Retained earnings                                                                       420,863          308,150        227,195
Currency translation adjustment                                                          (4,747)          (6,649)        (5,948)
Treasury stock - 59,366 shares at cost                                                     (341)            (341)          (341)
--------------------------------------------------------------------------------------------------------------------------------
                                                        Total Shareholders' Equity      594,663          472,261        349,776
--------------------------------------------------------------------------------------------------------------------------------
                                        Total Liabilities and Shareholders' Equity   $1,869,852       $1,283,195     $  981,292
================================================================================================================================
See notes to Consolidated Financial Statements.

[PAGE 7 OF EXCERPTS FROM FORM 10-K]

Consolidated Statements of Income
(In thousands of dollars except per share data)                                                 Years ended June 30,
                                                                                  ----------------------------------------------
                                                                                        1997             1996           1995
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                            $5,762,656       $4,544,759     $2,673,783
Costs and expenses                                                                    5,556,480        4,385,284      2,582,739
--------------------------------------------------------------------------------------------------------------------------------
                                                                  Operating Income      206,176          159,475         91,044
--------------------------------------------------------------------------------------------------------------------------------
Other income (expense):
  Interest expense (net of interest income of $12,581 in 1997, $1,742 in
      1996, and $1,455 in 1995)                                                         (17,993)         (24,165)       (16,945)
  Other income, net                                                                       1,251              748          1,562
--------------------------------------------------------------------------------------------------------------------------------
                                                        Income before Income Taxes      189,434          136,058         75,661
Income taxes - Note G                                                                    76,721           55,103         30,418
--------------------------------------------------------------------------------------------------------------------------------
                                                                        Net Income   $  112,713       $   80,955     $   45,243
================================================================================================================================
Earnings per share - Note C (Restated for stock split  - Note A):
--------------------------------------------------------------------------------------------------------------------------------
 Primary                                                                                  $1.85            $1.35           $.82
 Fully diluted                                                                             1.67             1.33            .78
================================================================================================================================
See notes to Consolidated Financial Statements.



Consolidated Statements of Shareholders' Equity
(In thousands of dollars)                                                                       Years ended June 30,
                                                                                  ----------------------------------------------
(Restated for stock split  - Note A)                                                    1997             1996           1995
--------------------------------------------------------------------------------------------------------------------------------
Common Stock
Balance at July 1
                                                                                     $    5,924       $    5,493     $    5,467
Conversion of debt - Note B                                                                 -0-              368            -0-
Stock options exercised                                                                      54               63             26
--------------------------------------------------------------------------------------------------------------------------------
                                                               Balance at June 30    $    5,978       $    5,924     $    5,493
================================================================================================================================

Capital in excess of par value
Balance at July 1                                                                    $  165,177       $  123,377     $  122,193
Conversion of debt - Note B                                                                 -0-           38,456            -0-
Stock options exercised                                                                   7,733            3,344          1,184
--------------------------------------------------------------------------------------------------------------------------------
                                                               Balance at June 30    $  172,910       $  165,177     $  123,377
================================================================================================================================

Retained earnings
Balance at July 1                                                                    $  308,150       $  227,195     $  181,952
Net income for the year                                                                 112,713           80,955         45,243
--------------------------------------------------------------------------------------------------------------------------------
                                                               Balance at June 30    $  420,863       $  308,150     $  227,195
================================================================================================================================

Currency translation adjustment
Balance at July 1                                                                    $   (6,649)      $   (5,948)    $   (4,637)
Translation gain (loss)                                                                   1,902             (701)        (1,311)
--------------------------------------------------------------------------------------------------------------------------------
                                                               Balance at June 30    $   (4,747)      $   (6,694)    $   (5,948)
================================================================================================================================
See notes to Consolidated Financial Statements.

[PAGE 8 OF EXCERPTS FROM FORM 10-K]

Consolidated Statements of Cash Flows
(In thousands of dollars)                                                                       Years ended June 30,
                                                                                  ----------------------------------------------
                                                                                        1997             1996           1995
--------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                           $  112,713       $   80,955     $   45,243
Adjustments  to reconcile net income to net cash provided by (used for)
 operating activities:
   Depreciation and amortization                                                         76,848           60,972         49,839
   Deferred income taxes                                                                (22,599)          (4,587)        (1,228)
   Changes in current assets and liabilities:
     Accounts receivable                                                               (255,961)        (113,093)       (10,982)
     Inventories                                                                        (14,591)         (99,032)       (54,637)
     Refundable income taxes                                                               (271)             763            607
     Other current assets                                                                 2,896           (5,004)        19,124
     Accounts payable and accrued expenses                                              310,502          (11,788)       125,992
     Income taxes                                                                        29,589            3,145         12,380
 Other noncash items - net                                                                1,099             (958)        (5,925)
--------------------------------------------------------------------------------------------------------------------------------
                              Net Cash Provided by (Used for) Operating Activities      240,225          (88,627)       180,413
--------------------------------------------------------------------------------------------------------------------------------

Investing Activities
 Purchase of property, plant, and equipment                                            (109,739)        (109,912)       (80,316)
 Proceeds from sale of property, plant, and equipment                                       195              826            647
 Change in noncurrent assets                                                             (3,390)           9,956         (3,451)
--------------------------------------------------------------------------------------------------------------------------------
                                            Net Cash Used for Investing Activities     (112,934)         (99,130)       (83,120)
--------------------------------------------------------------------------------------------------------------------------------

Financing Activities
 Net decrease in commercial paper and short-term financing                                  -0-          (34,790)       (84,273)
 Payments on long-term debt                                                             (66,010)     (10,739,220)    (6,901,801)
 Proceeds from long-term debt                                                           178,942       10,994,667      6,863,287
 Issuance of common stock                                                                 3,935            3,407          1,210
--------------------------------------------------------------------------------------------------------------------------------
                              Net Cash Provided by (Used for) Financing Activities      116,867          224,064       (121,577)
--------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                                     158              (91)        (1,261)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    244,316           36,216        (25,545)
Cash and cash equivalents at beginning of year                                           46,493           10,277         35,822
--------------------------------------------------------------------------------------------------------------------------------
                                          Cash and Cash Equivalents at End of Year   $  290,809       $   46,493     $   10,277
================================================================================================================================

Cash equivalents are primarily short-term interest bearing deposits.
Interest paid was $28,179 in 1997, $22,564 in 1996, and $18,131 in 1995.
Income  taxes  paid  were $68,298 in 1997, $53,763 in 1996, and $17,512 in 1995.


See notes to Consolidated Financial Statements.

[PAGE 9 OF EXCERPTS FROM FORM 10-K]
Notes to Consolidated Financial Statements


Note A - Accounting Policies
   Consolidated Financial Statements include accounts of the Company and its subsidiaries after elimination of material intercompany accounts and transactions, and are based on management estimates. The functional currency of the majority of the Company's foreign operations is the U.S. Dollar.
   Revenues primarily represent production services which are recognized normally as units are shipped, and include adjustments for contractual price issues.
   Inventories primarily consist of costs incurred in support of customer contracts stated at the lower of cost (principally first-in, first-out method) or market, adjusted for potential contract valuation issues.
   Property, Plant, and Equipment are recorded at cost, and depreciated on the straight-line method over the estimated useful lives of individual assets. Leasehold improvements are amortized over the shorter of the lease term or useful lives.
   Goodwill and noncompete agreement, included in other noncurrent assets, are the unamortized excess of cost over underlying net tangible assets of companies acquired. Such assets are amortized on a straight-line basis over the shorter of ten years or agreement term. Goodwill and noncompete agreement, net of amortization, at year end amounted to $6,251,000 in 1997, $2,084,000 in 1996, and $2,995,000 in 1995.
   Deferred income taxes are provided on temporary differences as certain contract related revenues and expenses are reported in periods which differ from those in which they are taxed. U.S. income taxes have not been provided on certain undistributed earnings of foreign subsidiaries aggregating $42 million at June 30, 1997, which are considered to be permanently invested. Otherwise, $11 million of additional deferred taxes would have been provided. U.S. income taxes have been provided on $100 million of undistributed earnings of foreign subsidiaries.
   Costs and expenses principally represent engineering, manufacturing, and other costs incurred in support of customer contracts. Research and Development is conducted by the Company under both customer sponsored and company sponsored programs. Company sponsored programs include research and development related to government products and services, which are allocable and recoverable in the same manner as general and administrative expense under U.S. Government regulations. Customer sponsored research and development costs are accounted for as any other program cost. Total research and development costs incurred by the Company were $36,569,000 in 1997, $33,556,000 in 1996, and $30,888,000 in 1995.
   General and administrative expense included in costs and expenses approximated $22,854,000 in 1997, $18,965,000 in 1996, and $16,508,000 in 1995.
   Stock Split. Subsequent to June 30, 1997, the Company declared a two-for-one stock split in the form of a 100% dividend. The dividend was paid August 22, 1997, to shareholders of record on August 8, 1997. All share and per share data in the financial statements have been retroactively restated for this stock split.

Note B - Long-term Debt
   Industrial Revenue Bonds. The Company is obligated by lease or guarantee for $21,707,000 at June 30, 1997, ($21,738,000 at June 30, 1996, and $21,815,000 at
June 30, 1995) of industrial revenue bonds maturing through the year 2015. The majority of such borrowings currently bear variable interest ranging between 4.13% and 7.63%, and are secured by related properties or irrevocable letters of credit.
   Long-term Notes. The Company is obligated under mortgages and notes maturing through the year 2004 amounting to $56,535,000 at June 30, 1997, ($41,791,000 at
June 30, 1996, and $47,658,000 at June 30, 1995). Substantially all of the notes bear variable interest rates ranging between 5.6% and 6.5% at June 30, 1997. $21,445,000 of the June 30, 1997's balance is collateralized by the related properties.
   In July 1996 the Company borrowed $100,000,000 under a Senior Note agreement with a group of institutional lenders. The Notes bear interest at 7.59%, and are payable in six annual installments of $16,667,000 beginning in July 2001. The interest rate may be adjusted upwards by .75% if the Company fails to meet certain financial ratios.
   The Company has a credit facility with a group of domestic and international banks, consisting of a $260 million revolving credit line and a $150 million commercial paper agreement. The initial renewal date for this facility is December 8, 2000. Borrowings under the revolving credit line, at the Company's option, bear interest at a rate based upon either a defined Base Rate or the London Interbank Offered Rate (LIBOR) plus or minus applicable margins. The agreement allows the Company to enhance the marketability of its commercial paper with an irrevocable letter of credit in order to borrow at rates generally below revolving credit rates. Conversion privileges are provided in the event of nonsalability of commercial paper. At June 30, 1997 and 1996, no amounts were outstanding under the facility, compared to totals of $54,690,000 at June 30, 1995. Under the credit agreement, the Company must maintain certain financial ratios and meet certain balance sheet tests. Under the most restrictive provision of the credit agreement, $81,658,000 of June 30, 1997's retained earnings are available for the payment of cash dividends. A commitment fee of 0.25% is paid on the unused revolving


[PAGE 10 OF EXCERPTS FROM FORM 10-K]
credit amount. No compensating balances are required under the facility.
   Short-term borrowings may be drawn under the credit agreement. Because of the Company's ability and intent to refinance such borrowings, total borrowings under the agreement and other short-term borrowings expected to be refinanced, including commercial paper, are classified as long-term.
   The Company has asset securitization agreements under which up to $250,000,000 of certain accounts receivable can be sold with limited recourse. As funds are collected, additional eligible receivables may be sold to bring the outstanding balance to the desired level. At June 30, 1997, outstanding receivables sold totaled $35,988,000 ($190,000,000 at June 30, 1996, and
$50,000,000 at June 30, 1995). A commitment fee of 0.25% was paid in 1997 on the unused portion.
   The Company had a $15,000,000 notional value interest rate swap outstanding at June 30, 1997, which expires on May 26, 1998. A 6.19% fixed rate of interest is paid monthly on the notional amount, offset by variable interest received at the monthly LIBOR rate.
   Unused credit facilities and commitments at June 30, 1997, approximated $660 million.
   Convertible Subordinated Notes. In May 1996 the Company issued $287,500,000 of 5% Convertible Subordinated Notes due May 1, 2006. The Notes are convertible into Common Stock at $24.38 per share and are redeemable beginning in May 1999.
   June 30, 1995's $39,474,000 of 5 5/8% Convertible Subordinated Debentures were substantially converted into Common Stock in September 1995.
   Deferred charges netted against total year end long-term debt were $7,040,000 in 1997, $7,291,000 in 1996, and $1,547,000 in 1995.
   Debt, Lease, and Rental Payments. Long-term debt maturities for the next five fiscal years are: $5,387,000 in 1998; $2,725,000 in 1999; $4,659,000 in 2000;
$17,721,000 in 2001; and $19,126,000 in 2002. The Company's only substantial lease commitment is for land in Singapore. $339,420 of rental payments were made in 1997. This rental commitment is through March 2020, with an annual 7.6% escalation.

Note C - Earnings Per Share
   Primary earnings per share are based on the weighted average number of common shares and dilutive common stock equivalents outstanding during each period. Common stock equivalents consist of stock options whose exercise price is less than the stipulated market price using the treasury stock method for both primary and fully diluted earnings per share. The fully diluted computations assume dilutive conversion of the Company's outstanding convertible notes, after adding back their after-tax interest expense. The number of shares (after restatement for August 1997's two-for-one stock split) used in computation were: primary earnings per share -- 60,873,188 in 1997, 60,280,944 in 1996, and
55,641,596 in 1995; and fully diluted earnings per share -- 72,783,566 in 1997, 62,531,766 in 1996, and 59,649,142 in 1995.

Note D - Fair Value of Financial Instruments
   June 30, 1997's estimated fair values of the financial instruments represented by cash and cash equivalents, interest rate swaps, and currency forward purchase contracts approximated their recorded values. Convertible Subordinated Notes had a year end trading price of 145.25 in 1997 and 105 in 1996 on the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") Market. All other debt instruments' fair value is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates.

Note E - Plant Acquisitions
   On May 31, 1996, the Company purchased from Apple Computer, Inc. (Apple) its 360,000 square foot Fountain, Colorado, manufacturing plant, related equipment, and certain inventories for approximately $195,000,000. In conjunction with this asset purchase, the Company entered into a related multiyear manufacturing agreement with Apple for agreed upon levels of designated Apple products.
   On June 30, 1997, the Company acquired the Mexico City, Mexico, and Campinas, Brazil, operations of Group Technologies Corporation. This acquisition has been accounted for as a purchase in the accompanying financial statements. The purchase cost did not represent a significant amount, nor are the acquired operations significant to consolidated operating results; therefore, pro forma results are not presented.

Note F - Employee Benefit Plans
   The Company provides retirement benefits to its domestic employees who meet certain age and service requirements through three plans: a defined benefit supplemental pension plan; a qualified savings plan (401(k) Plan); and a deferred compensation plan. Pension plan benefits are computed based upon compensation earned during the member's career at the Company, or its subsidiaries, and years of credited service. The Company funds its retirement benefits obligations annually at an amount that approximates the maximum deductible for income taxes. Company contributions to savings and deferred compensation plans are equal to a percentage of employees' contributions and are fully funded when the liability is incurred. The Company's and employees' contributions to the deferred compensation plan are held in an irrevocable "rabbi trust". Nonemployee Directors also participate in an irrevocable "rabbi trust" deferred compensation plan. The Company also has defined contribution pension plans for its European employees who


[PAGE 11 OF EXCERPTS FROM FORM 10-K]
meet certain requirements, and a savings plan for its Thai employees. Company contributions to these various plans amounted to $6,686,000 in 1997, $6,255,000 in 1996, and $5,339,000 in 1995. June 30, 1997's domestic pension plan's accumulated benefit obligation (including $1,087,000 nonvested) amounted to $17,991,000, compared with the fair value of its assets of $19,058,000. The plan's projected benefit obligation at June 30, 1997, was $24,930,000. June 30, 1997's unrecognized transition liability and prior service costs were $619,000, before offsetting unrecognized gains of $3,002,000. At June 30, 1997, domestic pension plan assets were invested 74% in equity based mutual funds, 19% in corporate bond mutual funds, and 7% in money market funds.


Note G - Income taxes
   The provision for income taxes is summarized as follows:
(In thousands of dollars)                                                               1997             1996           1995
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes:
  Domestic                                                                             $126,173         $105,103       $ 72,811
  Foreign                                                                                63,261           30,955          2,850
--------------------------------------------------------------------------------------------------------------------------------
                                                                  Total                $189,434         $136,058       $ 75,661
================================================================================================================================
Taxes currently payable:
  Domestic                                                                             $ 89,931         $ 68,215       $ 32,750
  Foreign                                                                                 9,302            2,857          2,045
Deferred taxes:
  Domestic                                                                              (22,212)         (16,772)        (2,636)
  Foreign                                                                                  (300)             803         (1,741)
--------------------------------------------------------------------------------------------------------------------------------
                                                                  Total                $ 76,721         $ 55,103       $ 30,418
================================================================================================================================

   The reconciliation of the provision for income taxes and that based on the U.S. statutory rate is:
(In thousands of dollars)                                                               1997             1996               1995
--------------------------------------------------------------------------------------------------------------------------------
Income taxes at U.S. statutory rate                                                    $ 66,302         $ 47,620       $ 26,481
Effects of U.S. state income taxes, net of federal benefits                               5,406            2,925          3,575
Effects of loss carryforwards                                                             1,166            1,685            351
Effects of foreign operations                                                              (519)             802           (657)
Permanent differences                                                                     4,366            2,071            668
--------------------------------------------------------------------------------------------------------------------------------
                                                           Income taxes                $ 76,721         $ 55,103       $ 30,418
================================================================================================================================

At June 30, 1997 and 1996, the net deferred tax asset was:

                                                                               1997                              1996
                                                                      ----------------------------------------------------------
                                                                                  Deferred                            Deferred
(In thousands of dollars)                                                           Asset                               Asset
Temporary Difference                                                   Amount    (Liability)                Amount   (Liability)
--------------------------------------------------------------------------------------------------------------------------------
Difference between book and tax
    recognized contract profits                                       $100,808     $ 35,027               $ 35,310     $ 12,230
Accrued expenses not currently deductible                               56,368       19,427                 29,470       10,315
Excess of tax depreciation over book                                    (2,193)        (669)                (3,220)        (966)
Undistributed foreign earnings
    not currently taxable in U.S.                                      (79,126)     (20,657)               (33,500)     (10,765)
Other                                                                       28           10                   (756)        (274)
Net operating loss carryforwards                                         7,190        2,462                  6,781          304
Valuation allowance:
  Beginning of year                                                     (6,265)        (226)                (5,742)        (814)
  Net change for year                                                     (925)      (2,147)                  (523)         588
--------------------------------------------------------------------------------------------------------------------------------
                                                     Total            $ 75,885     $ 33,227               $ 27,820     $ 10,618
================================================================================================================================

  In accordance with SFAS No. 123, the U.S. income tax benefit associated with exercised stock options of $3,851,000 in 1997 is classified as an addition to Capital in excess of par value.

[PAGE 12 OF EXCERPTS FROM FORM 10-K]
Note H - Geographic Data
   The Company operates principally in the  Electronics  Manufacturing  Services
(EMS) industry, servicing the same and similar customers in its domestic and foreign businesses. The Company's management views geographic areas not only as individual operating entities, but as elements of strategic global relationships. Thus, the following geographic data is not equitable as to the effect each geographic area has on consolidated operating results.

  (In thousands of dollars)
                          Identifiable Assets                            Sales                            Operating Income
                -------------------------------------   --------------------------------------  ------------------------------------
                      1997        1996        1995           1997         1996         1995        1997         1996         1995
                -------------------------------------   --------------------------------------  ------------------------------------
Domestic          $1,010,751  $  820,044   $ 558,227     $4,350,482   $3,063,460   $1,581,671    $136,097     $125,303     $ 85,609
Foreign              571,234     397,410     388,516      1,412,174    1,481,299    1,092,112      70,079       34,172        5,435
Corporate            287,867      65,741      34,549                                                 N/A           N/A          N/A
                -------------------------------------   --------------------------------------  ------------------------------------
    Consolidated  $1,869,852  $1,283,195   $ 981,292     $5,762,656   $4,544,759   $2,673,783     206,176      159,475       91,044
                =====================================   ======================================
                                                                Corporate net other expense       (16,742)     (23,417)     (15,383)
                                                                                                ------------------------------------
                                                                Consolidated income
                                                                       before income taxes       $189,434     $136,058     $ 75,661
                                                                                                ====================================

  Intergeographic transfers are not significant. Corporate assets include domestic cash and cash equivalents, refundable and deferred income taxes, "rabbi trust" assets, and notes receivable. Major customer data, including credit risk concentration, is incorporated by reference from Part I, Marketing and Customers, of the Company's Form 10-K for the year ended June 30, 1997. U.S. export sales approximated $102,000,000, $130,000,000, and $95,000,000 for the
years ended June 30, 1997, 1996, and 1995, respectively.

Note I - Stock Option Plans
  The Company's stock option plan grants options to key employees. Under the Plan, the Board of Directors may award options at less than market price, but to date have granted options at not less than 100% of market value on grant date. Vesting is 20% upon granting, with 20% per annum thereafter. Options expire ten years after granting. Stock options are accounted for in accordance with APB Opinion 25 and related Interpretations. Accordingly, no nonmonetary fair value compensation costs associated with options have been recorded. The amount of fair value compensation computed under SFAS No. 123 for options granted during 1997 and 1996 is not material to the Company's consolidated net income. Such costs may in the future become material as the initial phase-in period of SFAS No.123 expires. Information relating to the changes in the Company's stock options follows:

(Shares in thousands)                          1997                             1996                              1995
                                ---------------------------------  -------------------------------  --------------------------------
                                               Weighted-Average                 Weighted-Average                  Weighted-Average
                                    Shares      Exercise Price         Shares    Exercise Price         Shares      Exercise Price
Outstanding at beginning of year   2,366.0         $ 8.91             2,450.2       $ 6.10             2,290.0          $5.28
Granted                              694.0         $24.65               588.0       $17.40               503.4          $9.46
Exercised                           (530.8)        $ 7.41              (618.2)      $ 5.51              (259.6)         $4.66
Canceled                             (67.5)        $14.27               (54.0)      $10.59               (83.6)         $8.31
                                ---------------------------------  -------------------------------  --------------------------------
Outstanding at end of year         2,461.7         $13.52             2,366.0       $ 8.91             2,450.2          $6.10
                                =================================  ===============================  ================================
Exercisable at June 30             1,364.9         $ 8.97             1,398.8       $ 6.19             1,603.8          $4.85
                                =================================  ===============================  ================================
Shares  available for  additional  granting at June 30 were 1,019.8 in 1997, 1,646.2 in 1996, and 2,180.2 in 1995.

The following table summarizes June 30, 1997's outstanding stock option information:
(Shares in thousands)
                                        Weighted-Average
   Range of              Number            Remaining            Weighted-Average              Number          Weighted-Average
Exercise Prices       Outstanding       Contractual Life         Exercise Price            Exercisable         Exercisable Price
$ 3.00 - $ 6.31          703.7               3.78 years               $ 4.16                  703.7                 $ 4.16
$ 7.50 - $ 9.44          618.4               6.86                     $ 9.24                  375.2                 $ 9.20
$10.13 - $18.75          472.4               8.30                     $17.07                  153.6                 $16.80
$20.50 - $24.88          617.2               9.31                     $24.72                  122.4                 $24.60
$25.06 - $28.56           50.0               9.60                     $26.34                   10.0                 $26.34
================   ================   ======================   =====================   ==================   =====================
$ 3.00 - $28.56        2,461.7               6.92 years               $13.52                1,364.9                 $ 8.97
================   ================   ======================   =====================   ==================   =====================



[PAGE 13 OF EXCERPTS FROM FORM 10-K]
Note J - Selected Quarterly Financial Data (Unaudited)

  Quarterly  financial  results and stock  prices for the last two fiscal  years were:

                                                     1997                                               1996
                              -------------------------------------------------  ---------------------------------------------------
(In thousands of dollars        Fourth        Third       Second        First       Fourth        Third       Second       First
except per share data)          Quarter      Quarter      Quarter      Quarter      Quarter      Quarter      Quarter     Quarter
Net sales                     $1,541,504   $1,319,310   $1,481,837   $1,420,005   $1,351,886   $1,112,744   $1,203,506   $876,623
Operating profit                  57,083       48,186       53,418       47,489       47,995       39,284       42,385     29,811
Net income                        31,940       26,117       29,631       25,025       24,565       19,110       22,158     15,122
Fully diluted earnings              $.47         $.39         $.44         $.38         $.39         $.32         $.37       $.26
 per share
Market stock price range:

 High                           $34 5/16     $29 7/16      $31 1/2      $29 1/4     $24 1/2     $21 11/16     $18 7/8    $19
 Low                             24 1/8       21 5/8        22 3/4       15          17 9/16     12 1/2        11 9/16    14 5/16
(The above earnings per share and stock prices have been restated for the August 1997 stock dividend.)

   Quarterly and annual earnings per share are independently computed using the estimated effective income tax rate and Common Stock market prices applicable for that period. Consequently, the sum of individual quarterly fully diluted earnings per share does not equal the total for the years presented. Fiscal year 1997 was the first full year of dilution by the Convertible Subordinated Notes issued in May 1996.


================================================================================


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To the Shareholders and Board of Directors
SCI Systems, Inc.

     We have audited the accompanying consolidated balance sheets of SCI Systems, Inc. as of June 30, 1997, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCI Systems, Inc. at June 30, 1997, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP


Birmingham, Alabama
July 29, 1997
[END OF EXCERPTS FROM FORM 10-K]



[INSIDE BACK COVER OF ANNUAL REPORT TO SHAREHOLDERS]
                              Corporate Directory
[LEFT COLUMN]
Board of Directors
Olin B. King (1)
Chairman of the Board of the
Company
Huntsville, Alabama

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

Director Emeritus
Joseph C. Moquin (4)
Retired CEO
Teledyne Brown Engineering
Madison, Alabama


Committees of the Board
(1)   Executive Committee
(2)   Audit Committee
(3)   Investment Committee
(4)   Compensation Committee


[MIDDLE COLUMN]
Officers
Chairman of the Board and
Chief Executive Officer
Olin B. King

President and Chief Operating
Officer
A. Eugene Sapp, Jr.

Senior Vice Presidents
Richard A. Holloway
David F. Jenkins
George J. King
Jeffrey L. Nesbitt
Charles N. Parks
Peter M. Scheffler
Jerry F. Thomas
LeRoy H. Mackedanz

Vice Presidents
Charles Barnhart
Patrick R. Barry
James P. Bilodeau
C.T. Chua
Warren F. Cline, Jr.
Joseph J. Cosgrove
Robert P. Eisenberg
James M. Ferguson
James H. Ferry
Francis X. Henry
Steven T. Korn
Sampath R. Kumar
David L. Lengel
David L. Marler
Michael P. McCaughey
James H. McElroy
Raymond E. Minter
Michael H. Missios
P. William Quinn
W. David Rees
Yvonne Sanchez-Navarro
Francois M. Thionet
Joseph A. Tilmant
Christopher J. White
John R. Wilkins, Jr.
F. M. Wong

Secretary and Corporate Counsel
Michael M. Sullivan

Treasurer
Ronald G. Sibold


[LEFT COLUMN]
General Counsel
Powell, Goldstein, Frazer & Murphy
Atlanta, Georgia

Auditors
Ernst & Young LLP
Birmingham, Alabama

Transfer Agent and Registrar
Mellon Securities Trust Company
1-800-756-3353

Security Trading Markets
Common Stock
New York Stock Exchange
Symbol SCI

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