Form 10-K, Exhibit 13
period 1998-06-30
SCI SYSTEMS INC
filed 1998-09-25
CIK 87744

[EXHIBIT 13]
BEGINNING OF 1998 ANNUAL REPORT TO SHAREHOLDERS

[COVER OF 1998 ANNUAL REPORT TO SHAREHOLDES]
SCI SYSTEMS, INC.
Annual Report 1998
Worldwide Electronics Manufacturing Services

[INSIDE FRONT COVER OF ANNUAL REPORT TO SHAREHOLDERS]
                               A Company Overview
     SCI Systems, Inc., is a diversified international electronics manufacturer with multibillion dollar annual sales. It designs, manufactures, markets, distributes, and services electronic products for the computer, aerospace, defense, telecommunication, medical, and entertainment industries, as well as
the  U.S.   Government.   SCI,  the  world's   largest   electronics   contract
manufacturer, operates the largest surface mount technology (SMT) production capacity in the merchant market.

     The Company conducts its activities through eight operational Divisions, with six organized on a geographic basis and the other two structured along functional lines. Serving a diversified and growing customer base across the world, each Division operates multiple plants which manufacture components, subassemblies, and finished products primarily for original equipment manufacturers, but also for a variety of service providers and government agencies. The Divisions also offer their customers a wide range of design, engineering, purchasing, distribution, and other support services.

     While the Company provides traditional "batch" manufacturing services, it routinely provides "just-in-time" delivery from single or multiple regional production facilities. A rapidly growing specialty is custom manufacturing and shipping in "lot size of one" with as short as twenty-four hour delivery from receipt of order.

     Although the Company derives a majority of its revenues from hardware manufacturing and maintains a broad technology base, it is primarily a vertically integrated engineering and manufacturing services provider. Dedication to close customer interaction constitutes the cornerstone of its activities. The key elements of SCI's competitive focus - quality products, competitive pricing, and customer responsiveness - are a proven foundation for success. These fundamentals will continue to guide the Company as it capitalizes upon the numerous growth opportunities available.

--------------------------------------------------------------------------------
                        SCI Facilities Around The World
A  map  of  the  world  pin  pointing  the   following   SCI  plant   locations:
Pointe-Claire, CA, Rapid City, San Jose, Watsonville, Co.Springs, Fountain, Huntsville, Augusta, Hooksett, Graham, Guadalajara, ME, Mexico City, ME, Pathum Thani, TH, Penang, MA, Singapore, SI, Hortolandia, BR, Motala, SW, Oulu, FI, Irvine, UK, Fermoy, IR, Grenoble, FR, Leek, NF, Tatabanya, HU
Caption:
The Company operates twenty-nine manufacturing facilities in fourteen countries around the world.
--------------------------------------------------------------------------------

[PAGE 1 OF ANNUAL REPORT TO SHAREHOLDERS]

                              Financial Highlights
Annual Report for the Year Ended June 30, 1998
(Dollars in thousands  except for per share data)
No cash dividends were declared in the periods presented.
(See Part II, Items 7 and 8 of Excerpts from Form 10-K for Fiscal 1998, bound herein.)



Fiscal Year                                         1998               1997               1996               1995               1994

Net Sales                                     $6,805,893         $5,762,656         $4,544,759         $2,673,783         $1,852,478
Income from Continuing Operations                145,085            112,713             80,955             45,243             29,936
  Per Common Share (Diluted)                        2.13               1.69               1.34                .79                .54
Net Income                                       145,085            112,713             80,955             45,243             21,161
  Per Common Share (Diluted)                        2.13               1.69               1.34                .79                .39
Interest Expense, net of interest income          21,304             17,993             24,165             16,945             14,520
Taxes on Income from Continuing Operations        90,826             76,721             55,103             30,418             16,980
Total Assets                                   1,944,728          1,869,852          1,283,195            981,292            920,212
Borrowings                                       441,884            458,702            343,738            162,090            284,283
Cash and Cash Equivalents                        184,346            290,809             46,493             10,277             35,822
Working Capital                                  759,428            754,222            549,650            280,124            395,628
Capital Expenditures                             236,799            109,739            109,912             80,316             46,488
Depreciation and Amortization                    103,534             76,848             60,972             49,839             48,623
Net Property, Plant, and Equipment               436,097            300,997            264,054            214,025            182,768
Shareholders'Equity                              747,957            594,662            472,261            349,776            304,634
  Per Common Share                               $ 12.46             $ 9.96             $ 7.98            $  6.38             $ 5.58
Common Shares Outstanding                     60,045,444         59,715,424         59,184,424         54,871,984         54,612,198
Employees                                         22,324             18,470             15,524             13,185             12,027
Manufacturing Plants                                  29                 24                 21                 20                 19
Facility Square Footage                        5,005,015          3,885,000          3,510,000          3,021,600          2,834,000
Automated Assembly Lines                             307                229                198                169                154
  Pin-in-Hole Technology                              61                 48                 43                 40                 42
  Surface Mount Technology                           246                181                155                129                112

--------------------------------------------------------------------------------
An illustration of the flags of the following countries, along with the country's abbreviation.
Caption:
Country Abbreviation Index:
Brazil (BR), Canada (CA), Finland (FI), France (FR), Hungary (HU), Ireland (IR), Malaysia (MA), Mexico (ME), The Netherlands (NE), Singapore (SI), Sweden (SW), Thailand (TH), United Kingdom (UK), United States (US)
--------------------------------------------------------------------------------

[PAGE 2 OF ANNUAL REPORT TO SHAREHOLDERS)

                                Executive Letter
To the Shareholders:
     The fiscal year ended June 30, 1998, was one of high activity and considerable progress for SCI Systems, Inc. Revenues and earnings again reached record levels. Profitability grew. Capacity was increased markedly in concert with an ongoing infrastructure expansion program. Balance sheet strength was maintained and several important ratios were improved. Customer relationships were enhanced and refined. The Company's organizational and management structures were updated to match current conditions and opportunities.
     Revenues.  Sales in fiscal year 1998  increased  to $6.81  billion from the
$5.76 billion level of a year earlier. In spite of the effects of continued rapid declines of average selling prices, liquidation of excess customer distribution channel inventories, and a year of Asian economic turmoil, net revenues grew 18.1%. Outsourcing of manufacturing services continues to gain momentum as a major trend and sustained industry and Company growth prospects are clearly favorable.
     Income and Returns. Net income in fiscal year 1998 was $145.1 million, 28.7% above the $112.7 million of the prior year. (See five year history chart below.) Earnings per share for the year was $2.42 on a basic basis and $2.13 on a diluted basis, compared to $1.89 (up 28%) and $1.69 (up 26%) respectively in fiscal 1997. Operating margin improved approximately 20 basis points during the year. Return on average shareholders' equity for the year was 21.61% compared to 21.13% in the previous year, once again exceeding the 20% plus profitability objective of the Company.
--------------------------------------------------------------------------------
A bar chart showing Five Year Net Income ($ Millions):
Fiscal Year    Net Income
 94               21,161
 95               45,243
 96               80,955
 97              112,713
 98              145,085
 -------------------------------------------------------------------------------
     Balance Sheet. The Company's balance sheet retained its strength during fiscal year 1998 with all balance sheet ratios well within their target ranges. A sustained cash position enabled excellent liquidity in spite of much increased capital expenditures in support of capacity expansion. Asset management focus permitted 18% revenue growth and 45% fixed asset (net PP&E) growth without increased working capital and with somewhat reduced indebtedness. The Company's debt to capital ratio has steadily improved for each of the last eight quarters. Shareholders' equity reached the three quarter billion dollar level at year end, multiplying by two and a half times in the past five years.
     Customers. During the year several important new customers were added. (Several customers were also lost due to factors such as customer consolidation and customer product line discontinuance.) At year end a very attractive list of new customer prospects was being actively worked as the worldwide trend to outsourcing was accelerated by the effects of tightened economic conditions.
     Product Mix. The Company manufactures two broad classes of products: subassemblies (typically called "cards") and finished products (typically called "boxes"). The former are usually shipped to customer final assembly plants while the latter are usually shipped directly to distribution channels or, in a growing number of cases, directly to the end user. Each category has its own distinct advantages. SCI's mix between the two types of products has stabilized at approximately 50/50 on a dollar value basis. The Company is pleased with this result and has the objective of sustaining approximately that mix level on an ongoing basis.
     Capacity Strategy. As average selling prices have declined rapidly, attainment of revenue growth goals dictates that unit volume output be raised substantially. This in turn requires large increases in total unit capacity. During fiscal 1998 that growth was implemented, as in prior years, in three basic ways: physical expansion of existing plants, construction of new "green field" plants, and limited acquisition of customer plant divestitures. That balanced approach is continuing into fiscal year 1999. Several specific objectives are guiding the Company's expansion process. Customer prospects should well match plant size and geographic location criteria. Importantly, at maturity new capacity should have a cost structure which will allow it to be fully competi-

[PAGE 3 OF ANNUAL REPORT TO SHAREHOLDERS]
tive. Management and labor pools should be sufficiently elastic to support the dynamics of SCI's business and be adequately flexible so as to be philosophically compatible. Customer, product, and geographic diversification should be maximized as much as possible. Capital cost and addition of long-term liabilities should be as reasonable as possible. Resulting financial intangibles, if any, should be as low as possible so as not to dilute the Company's carefully nurtured balance sheet. All new capacity should be fully modern and completely compatible with achieving the highest quality standards existing anywhere in the world. Capacity expansion of course requires expenditures for machinery and equipment to accommodate the latest technology while improving both productivity and quality. This investment is ongoing throughout the Company in both existing and new plants. The chart below illustrates the growth in number of automated lines for subassembly production. Fiscal year 1998 additions were by far the largest in SCI's history. The newer generations of equipment are significantly faster and thus provide substantial productivity and capacity increases.
     Information Systems. The Company continues to invest sizable capital and management resources in evolving and upgrading its internal information systems. The Company remains committed to a multitiered system architecture with appropriate levels of distributed functions. New applications and functionality are being developed in support of evolving customer requirements and ongoing supply chain management enhancements. Considerable effort and attention has been applied to investigation, and remediation where required, of potential "Year 2000" problems. The Company aims for full hardware and software Year 2000 compatibility well in advance of the millennium.
--------------------------------------------------------------------------------
A bar chart showing Five Year Automated Assembly Lines:
Fiscal Year    Automated Assembly Lines
 94               154
 95               169
 96               198
 97               229
 98               307
 -------------------------------------------------------------------------------
     Organization and Personnel. During the year the Company adjusted its organizational structure to match current circumstances and growth opportunities. Six of SCI's Divisions are now aligned on a geographic basis and two Divisions are structured along functional lines. Each of the eight Divisions is headed by a Senior Vice President who reports to the Company's President and Chief Operating Officer; during the year Mike Missios and David Rees were promoted to two of those positions. Several individuals were named Vice Presidents to serve as Plant Mangers as the number of facilities grew: Al Austin and David Snape were promoted from within; Mark Klaver was rehired after practicing law for an interim period; Krister Rapp and Antti Hintikka joined SCI with the acquisition of the Scandinavian activities which they managed for Nokia. During the year employment grew to 22,324 persons as expanded and new facilities were staffed.
     Outlook. Long-term trends remain favorable to the Company's mission and goals. Near-term market conditions, however, are expected to moderately dampen revenue growth rates and pressure profit margins. Product prices have fallen rapidly and market demand has slowed somewhat in several product areas. A number of the Company's customers have experienced difficulties from which SCI cannot be fully insulated. The Company has provided the investment community with fiscal year 1999 guidance which also reflects the impact on margins in the September and December quarters of several new plants coming on line and several customer and product transitions occurring. Both opportunities and challenges abound. The Company's management looks forward with enthusiasm to addressing each as the Company continues to broaden its scope and grow its revenues and earnings.

/s/ Olin B. King                                   /s/ A.E. Sapp, Jr.
    Olin B. King                                       A. Eugene Sapp, Jr.
    Chairman of the Board and                          President and
    Chief Executive Officer                            Chief Operating Officer

[PAGE 4 OF ANNUAL REPORT OF SHAREHOLDERS]
                                   Computers
     SCI is a leading supplier of manufacturing services to the computer industry. That industry continues to expand its utilization of outsourcing providers to minimize cost and streamline product introduction, manufacturing, distribution, and after-sale support. The Company is a leading provider of printed circuit board assemblies to a number of large computer companies on a multinational basis. SCI is also a leading supplier of finished computers and continues to benefit as the trend of recent years continues in the computer industry's outsourcing of engineering support, build-to-order manufacturing, distribution, and customer service.
     The majority of SCI's plants produce printed circuit board assemblies for one or more of the leading computer companies. Those are used in a wide range of finished products from notebooks to enterprise servers. These printed circuit board assemblies vary widely in complexity and size and employ a broad range of interconnect, component, and process technology innovations.
     During fiscal year 1998 additions of SMT assembly equipment exceeded any year in the history of the Company, in part to support growth in customer demand for computer motherboards and other complex assemblies. Two expansions of SCI's plant in Guadalajara, Mexico, were implemented to support assembly requirements of customers that are among the fastest growing in the industry. Those expanded volumes, along with those of several other SCI plants, more than offset the unprecedented declines in average selling prices experienced in computer products during the year. PC motherboard export activities were strong in Asia with the Division there producing record quantities.
     A major computer company has selected SCI to produce PC motherboards at multiple locations beginning in early fiscal year 1999. This new initiative will involve SCI's plants in Mexico, Malaysia, Hungary, and Brazil in support of customer requirements for North America, Southeast Asia, Europe, and South America.
     SCI's finished computer and related services business grew during the year as leading customers benefited from market growth. Approximately three million finished computers were delivered by SCI to customers, third party distribution channels, and end users. A mix of mobile, home, small office, large office, and enterprise computer systems were produced, supported by a broad range of engineering, product validation, distribution, and after-sale activities.
     Customers for finished computers continue to grow in number as others recognize the benefits of SCI's advanced manufacturing support systems, technical depth, volume production, and build-to-order expertise. Recent customer additions will lead to growth in server and high end workstation activities as well as introduction of computers and workstations specifically designed to provide high quality 3-D graphics capabilities. Several of these new activities will be carried out in the Fountain, Colorado, plant originally purchased from Apple Computer. This plant is expert in the introduction, production, and support of finished computer products.
     Two product families of the Company's largest customer have both enjoyed significant volume growth, resulting in required capacity expansions. A new facility in Huntsville, Alabama, has been specifically designed to house the manufacturing of one of the product families; it will commence operations in the second quarter of fiscal year 1999. Facility space currently dedicated to both programs will be modified to provide enhanced manufacturing processes and significant capacity growth for the other product family.
     The Company's largest computer customer has further leveraged its strategic relationship with SCI by selecting it to produce finished computers in Europe. These activities are being carried out in a recently occupied Dutch facility. Full scale production is expected there by the middle of fiscal year 1999.
     SCI continues to expand its design and engineering resources globally in support of customers' new product developments; a growing number of customers are using these resources to produce custom designs in both printed circuit board assemblies and finished products. During fiscal year 1998 the Company combined the design resources of several of its operations to form a consolidated base of engineering talent and service as part of a newly formed Technology Division. The trend of outsourcing design and engineering support activities is expected to continue. SCI is well postured to take advantage of this practice in support of existing and future customers.


[PAGE 5 OF ANNUAL REPORT TO SHAREHOLDERS]
--------------------------------------------------------------------------------
Three pictures on the page with the captions:
1.) Personal computers are produced in "lot-size-of-one" and shipped directly to distribution or directly to the end user.
2.) SCI produced "thin client" computers provide numerous architectural options in the networking environment.
3.)SCI produces millions of finished computers, workstations, and servers each year for a wide variety of applications.
--------------------------------------------------------------------------------

[PAGE 6 OF ANNUAL REPORT TO SHAREHOLDERS]
                          Datacom and Telecom Products
     Datacom and telecom products represent an increasing portion of SCI's production activities. Demand for these products is growing at an accelerating rate and major telecommunication companies are rapidly expanding their use of outsourcing as a key element of their manufacturing strategies. High demand for products by a growing number of users is expected to continue well into the future.
     The Company produces a wide range of products for applications including local area networks (LANs), wide area networks (WANs), wireless communications, telephone switching, video conferencing, the Internet, multiple online servers, and special purpose data networks. A steady stream of new products is being introduced to provide new user services and satisfy demand for transmission of voice, data, and video.
     The Company continues to provide printed circuit board assemblies to five of the top six telecommunication companies in the public switching equipment business. The Company's manufacturing partnership with Ericsson Telecom AB involves the production of selected printed circuit board assemblies for their large switches used in public telecom networks. During the year these assemblies were introduced into full production at SCI's Scottish facility and production begun in Hungary and Mexico as well. An additional SCI manufacturing location for Ericsson is expected to commence operation before the end of calendar 1998.
     Near the end of the fiscal year, SCI expanded its relationship with Nokia Corporation of Finland by acquiring the assets and personnel associated with an assembly plant in Oulu, Finland, and entering into a multiyear manufacturing agreement to support Nokia from that facility. Assemblies produced there are primarily used in the customer's fixed access switches and wireless base station product lines. The Oulu plant provides new product introduction, local manufacturing services, and a gateway to other SCI plants for capacity optimization, flexibility, and geographical diversification as required by the customer. This relationship is structured to allow the customer to enhance its focus on its core competencies in mobile communications, fixed telecommunications, and data communications while leveraging SCI's multinational manufacturing skills and resources.
     SCI has been selected as a strategic manufacturing partner for a major telecommunication company headquartered in North America. This corporate relationship places the Company in an excellent position to support several customer divisions and build on the work already ongoing for the customer at multiple SCI locations.
     Another major company has selected SCI to produce assemblies for ground-based radio frequency telephone communication systems designed to provide wireless telephone services to a large numbers of potential users in Asia and Latin America. This program is significant to SCI as it is indicative of numerous new outsourcing initiatives of this and other large multinationals in the telecommunication business.
     SCI supplies a broad range of printed circuit board assemblies and finished products to the network product businesses of several customers. Products supported from multiple Company locations include routers, hubs, switches, and multiplexers.
     A broad range of computer and computer peripheral interconnect cards are produced by several plants. Modem boards and products are also produced for multiple customers, as are large volumes of PCMCIA format plug-in modems for a customer's highly successful line of notebook computers.
     The privatization of the telephone system in Brazil has led to significant opportunities for SCI's Brazilian operations. The Company is involved with several of the partners in the modernization of Brazil's telephone systems. During the year production commenced of a family of complex assemblies for use in a large cellular network base station implementation. In early fiscal year 1999 the Brazilian plant will begin production of advanced multiplex equipment for a new customer there.
     The Company produces cable modems that provide computer owners high speed internet access over TV cables, data terminals for tracking the location and status of vehicles and cargo containers via satellite data links, and broadband digital access products that handle voice, data, and switched digital video over fiber-to-the-curb (FTTC) installations.
     As datacom and telecom technologies, services, and number of users continue to expand, equipment demand and increased outsourcing are presenting numerous new opportunities for growth in this product segment.

[PAGE 7 OF ANNUAL REPORT TO SHAREHOLDERS]
--------------------------------------------------------------------------------
Three pictures on the page with the captions:
1.) Functional tests are performed on a complex asynchronous transfer mode (ATM) switch assembly for the U.S. market.
2.) An asychronous transfer mode (ATM) product is produced in the Thailand facility for a European customer.
3.) SCI manufactured token ring switches undergo extensive testing and configuration validation prior to shipment.
--------------------------------------------------------------------------------

[PAGE 8 OF ANNUAL REPORT TO SHAREHOLDERS]
                              Computer Peripherals
     SCI produces a broad range of subassemblies for computer peripherals as well as finished products. They vary widely in complexity from small memory modules to large format high resolution color plotters. A growing number of peripheral products manufactured by SCI employ mechanisms and are driving expansion in the Company's mechanical assembly capabilities and activities.
     For several years SCI's Asian operations were the leading supplier of printed circuit board assemblies for the disk drive industry concentrated in that area. Industry consolidations, pricing pressures, and other factors have led to replacement of much of that business with more complex and more diversified products.
     Large volumes of memory assemblies are produced by SCI's Singapore plant. A range of standard in-line modules for computer add-in memory are assembled and tested using high levels of automation throughout the processes. Millions of such modules have been produced for a major semiconductor company with exceptional process efficiency and quality.
     The Company also produces unique three dimensional stacked memory modules. The support requirements for ultra-high density packaging of memory devices to satisfy space constraints imposed by several commercial and government applications.
     SCI is a major supplier to a leading company in the mass storage systems business. Printed circuit board assemblies are produced for use in the customer's Redundant Array of Inexpensive Disk (RAID) systems, optical storage systems, and large automated tape libraries. A number of other customers are provided electronic assemblies for use in tape drives and optical storage devices.
     The Company produces high volumes of 3-D graphics adapter cards for several companies in the personal computer and workstation businesses. This multinational business involves several SCI plants and a range of products that are marked by rapid feature growth and frequent model turnover.
     During the year SCI began producing a family of printed circuit board assemblies for a world leader in graphic design systems. Peripheral assemblies such as memories, backplanes, and video cards are being provided along with workstation motherboards. SCI expects this relationship to grow as the customer proceeds with planned performance and design enhancements and several new product offerings.
     A major customer obtains printed circuit board assemblies for its ink-jet printers from SCI. Volumes grew significantly during the year requiring facility expansions and equipment additions. The Company is broadening its relationship with this customer and has been selected to manufacture finished printer products, for which board assemblies are already being produced. Finished product assembly will commence in the second quarter of fiscal year 1999 with full scale production reached in the fourth quarter.
     A high performance color ink-jet printer for the graphics art industry is being fully produced by SCI. This product resulted from a joint development effort between the Company and the customer and leveraged SCI's mechanical and electronic design skills, as well as its experience in producing finished electronic products that employ complex mechanisms. A high end expanded format version of the printer is in final stages of development with manufacturing switchover to this newer model planned in the near future.
     SCI continues to supply electronic assemblies for a major customer's line of color plotters. Multiple SCI plants are participants in this activity. The customer relies upon the Company for several new product engineering services.
     During the year SCI produced large volumes of high resolution color scanners on a finished product basis. Manufactured in a cleanroom environment, these scanners are a further demonstration of the Company's success in deploying unique manufacturing processes as well as its mechanical assembly expertise.
     A leading supplier of point-of-sale data entry and management systems for the hospitality industry has selected SCI to provide the majority of its manufacturing requirements on a finished product basis. The customer has also contracted with the Company to provide ongoing product design services with the view of achieving improved performance and cost reductions through design improvement, design standardization, and reduced manufacturing complexity.
     SCI produces a number of other peripheral products including video monitors, X-Terminals, special purpose terminals, ATM control boxes, notebook computer docking stations, and a number of add-in circuit boards that enhance or expand peripherals' functionality.


[PAGE 9 OF ANNUAL REPORT TO SHAREHOLDERS]
--------------------------------------------------------------------------------
Three pictures on the page with the captions:
1.) In-circuit testing is carried out by the latest equipment in each facility to ensure the highest levels of quality and performance.
2.) Production of optical scanners involves precision assembly in a tightly controlled and carefully monitored cleanroom.
3.) Computerized point-of-sale terminals with a built-in card reader are produced in volume for various hospitality industry applications.
--------------------------------------------------------------------------------


[PAGE 10 OF ANNUAL REPORT TO SHAREHOLDERS]
                                Medical Products
     A growing number of SCI's plants are approved to manufacture medical products to the FDA's stringent requirements covering manufacturing practices, process controls, documentation, and traceability. These plants provide a wide variety of electronic subassemblies and finished products for diagnostic, monitoring, treatment, and patient care applications. Such products are growing in sophistication and electronic content with attendant opportunities for SCI to expand its manufacturing activities and related services in support of the medical products industry.
     For several years SCI has manufactured a family of patient monitoring equipment for a major medical company. These products are manufactured complete and shipped in multiple language configurations to the customer's domestic and foreign markets. Multiple configurations are employed to automatically provide non-invasive real time and recorded measurement of a range of vital physiological parameters. These monitoring instruments are widely distributed throughout hospital acute care settings such as Emergency, Progressive Care, Day Surgery, Labor and Delivery, GI/Endoscopy, and Medical/Surgery Units. Enhancements of existing products, and introduction of new ones, are expected to sustain these activities well into the future.
     The Company continues to enjoy a strategic partnership with a European based multinational medical products company in designing and manufacturing the customer's line of blood glucose monitors. Those design and manufacturing services are provided in the U.S. and Europe and are growing in both locations. The primary products are hand-held monitors that permit self measurement of blood glucose levels using quick and simple procedures. Nearly five million finished units have been supplied by SCI and production rates continue to accelerate. A special version of a monitor for blind diabetics and a clinical version with expanded capabilities have broadened SCI's design and manufacturing support of this customer. This mutually beneficial relationship is expected to expand to include other technologies introduced by the customer.

--------------------------------------------------------------------------------
One picture on the page with the caption:
Final validation, testing, and calibration are performed on blood glucose meters before distribution to doctors' offices and hospitals.
--------------------------------------------------------------------------------


[PAGE 11 OF ANNUAL REPORT TO SHAREHOLDERS]
     A number of medical imaging products are supported by SCI. A complete electronic control system is being produced in a U.S. plant for use with a major electronic company's advanced X-ray equipment. At the customer's request, these activities will soon move to the Company's new plant in Monterrey, Mexico. This is anticipated to provide a solid base for growth of medical product manufacturing at this location.
     Numerous printed circuit board assemblies are manufactured for Computed Tomography (CT) Scanners, Magnetic Resonance Imaging (MRI) machines and X-ray systems. SCI also produces assemblies that are used for viewing, manipulation, mass storage, and retrieval of medical images as well as other electronic assemblies for kidney dialysis machines, sleep apnea pressure pumps, hospital ventilator systems, and color ultrasound systems.
     The Company's well established base of medical product activities, and the numerous opportunities identified, should produce growth in number of products supplied to existing and new customers.

--------------------------------------------------------------------------------
Two pictures on the page with the captions:
1.) Sophisticated electronics are functionally tested in high performance X-ray equipment produced by SCI for a leading company.
2.) Patient monitoring equipment is manufactured in volume for a leading health care equipment company.
--------------------------------------------------------------------------------


[PAGE 12 OF ANNUAL REPORT TO SHAREHOLDERS]
                               Consumer Products
     Consumer electronics have emerged in recent years as a multinational growth market for the Company. Both subassemblies and finished products are contributing significant revenues. New consumer services such as the Internet, digital direct broadcast TV, and wireless voice and data communications are proliferating around the world with extraordinary speed. An expanding number of multifunction interactive "electronic home appliances" should evolve to handle the growth in voice, data, and video services from an increasing number of sources. SCI has established itself as a primary provider of such products to several large companies.
     The Company is supplying a family of direct broadcast satellite receivers for a leading marketer from several plants in North America and Europe. These receivers provide reception of a wide range of digital TV channels including selected pay-per-view programming. A number of high quality music channels are also accommodated by the receivers. The customer currently provides services to North American consumers from four self-owned satellites. The introduction of lower cost receiver models with advanced features, including reception of local programming, should stimulate growth in demand for these products. Ongoing development and release of new products with new features is expected to sustain consumers' interest. Direct broadcast receivers are being delivered by SCI at a rate of over two million per year to support the customer's rapidly expanding subscriber base.
     SCI has been selected by the Digital Video Systems group of a large multinational company to manufacture a family of digital satellite receiver products. The market for such receivers is becoming increasingly global in nature and SCI is well positioned to serve the customer's needs in multiple geographies. The customer is expanding its markets in response to the proliferation of digital technology for the transmission, distribution, and reception of multimedia content, i.e., video, audio, and data. Production has begun in an existing SCI Mexican factory. During fiscal year 1999 this work will be moved to a new facility in Monterrey, Mexico, which is well suited by location, capacity, and design to support the production and distribution of these products. Production will soon spread to Brazil and plans are being made to also support the customer's growth from SCI plants in Europe and Asia.
     During the year the Company purchased the assets of a major telecommunication company's Multimedia Network Terminals manufacturing facility in Sweden, hired related personnel, and commenced production in the facility under a multiyear supply agreement. This is an expansion of the Company's strategic partnership with this customer that spans other product lines as well. The customer now focuses its resources on product design for various digital media including direct broadcast satellite, fixed cable, and ground based broadcast, with SCI manufacturing the products for shipment to various markets.
     SCI produces an Internet "TV set top" product that uses infrared (IR) TV remote control for simple Internet browsing and a remote IR keyboard for text interface such as E-mail. This product was developed on a cooperative basis with a large multinational customer. The Company made significant contributions to the product's electronics design.
     The Company produces volumes of miniature printed circuit board assemblies that provide electronic control for a customer's camera products. Printed circuit board assemblies, including direct mounted keypad and display, are also produced in volume for a large multinational's cellular telephone product line.
     SCI's line of Conductive Supply Equipment for Electric Vehicles includes a consumer Level I portable device that allows an Electric Vehicle to be connected to a standard 120 VAC outlet by the driver. The device offers the vehicle owner the ability to deliver charging current to the vehicle's batteries while away from the customary charging base station. SCI should benefit from the expected increase in Electric Vehicle sales as alternate energy sources receive increased attention.
     SCI's consumer products business is expected to grow with the high level of functional sophistication and product proliferation associated with the "digital age." Existing consumer product activities and the Company's continued expansion of its final assembly and distribution operations suggest that consumer product growth will be weighted heavily towards production and distribution of finished products.


[PAGE 13 OF ANNUAL REPORT TO SHAREHOLDERS]
--------------------------------------------------------------------------------
Three pictures on the page with the captions:
1.) A newly acquired facility in Sweden is producing multimedia network terminals for a rapidly growing European market.
2.) Mainboards for satellite TV receivers undergo functional testing during production for the U.S. domestic market.
3.) SCI is producing millions of direct broadcast satellite receivers annually for a number of customers in several plants worldwide.
--------------------------------------------------------------------------------


[PAGE 14 OF ANNUAL REPORT TO SHAREHOLDERS]
                              Industrial Products
     SCI is expert in designing and producing high reliability equipment exposed to harsh environments for military and aerospace applications. This experience is benefiting a number of customers requiring industrial grade printed circuit board assemblies and finished products. Industrial requirements are characterized by wide variation in product type with lower volumes than with many other electronic product categories. SCI's supply chain management systems and flexible manufacturing processes are particularly attractive to customers requiring rapid response in high mix manufacturing.
     The Company provides ruggedized high reliability printed circuit boards and module assemblies to a leading producer of railroad locomotives. These critical electronic products satisfy the rigorous performance and safety requirements of this transportation segment. Over five hundred different items are delivered in varying quantities.
     SCI produces hundreds of printed circuit board assembly types that are used in the live and taped broadcast industry for studio and remote programming, special effects generation, and signal and transmission routing and processing. The Company has recently supported its customer's major product phase-over from analog to digital and HDTV formats.
     Printed  circuit  board  assemblies  are  currently   supplied  to  factory
automation customers in the U.S. and Europe. Board assemblies are also manufactured for use in a range of commercial instruments and test equipment, as well as a gasoline pump system that features automatic fueling and customer billing.
     The Company supplies a large international customer a product for installation in cargo containers that allows the owner of the container to continuously monitor its location by satellite using the Global Positioning System. SCI also manufactures a hand-held tracking device for a major small package shipping company. This product permits shipments to be scanned and tracked as they pass through the customer's courier and transportation system.
     Leveraging the Company's power management

--------------------------------------------------------------------------------
One picture on the page with the caption:
SCI utilizes a large class 1,000 cleanroom facility to assemble a variety of equipment used in the production of semiconductors.
--------------------------------------------------------------------------------


[PAGE 15 OF ANNUAL REPORT TO SHAREHOLDERS] experience in military and aerospace applications, SCI has developed a family of devices to control and monitor the delivery of energy to battery chargers onboard Electric Vehicles (EV). Environmental and energy concerns are expected to stimulate the development and production of EVs and SCI's family of charge supply and control products will support the market as it develops.
     The Company provides a number of semiconductor processing equipments to the microelectronics industry. A family of chemical and gas cabinets are produced to distribute and mix pure gases and chemicals used in semiconductor processing. Automated wet benches supplied by SCI robotically handle semiconductor wafers under computer control as they pass through various liquid washes in a series of processing tanks.
     SCI also supplies a hand-held engine analyzer for a major customer which developed the product for one of the world's largest automobile companies. These units are used by dealer technicians to perform computerized analysis of engine performance.

--------------------------------------------------------------------------------
Two pictures on the page with the captions:
1.) SCI manufactures control electronics for the railroad locomotive product line of a large multinational customer.
2.) The Company produces hand-held engine diagnostic equipment for use by service technicians in automobile dealerships.
--------------------------------------------------------------------------------


[PAGE 16 OF ANNUAL REPORT TO SHAREHOLDERS]
                        Military and Aerospace Products
     SCI designs and manufactures military and aerospace products for U.S. and foreign governments and their prime contractors, as well as domestic and foreign aerospace companies. These activities are the responsibility of the Technology Division which has broad capabilities in electronic and electromechanical design and manufacturing. Products and systems are provided for aircraft, launch vehicle, missile, satellite, and surface applications.
     SCI continues to provide voice and communications control systems for the F-15, F-16, F/A-18, C-130J, and AV-8B aircraft. It also supplies the NAVSTAR Global Positioning System (GPS) User Equipment in multiple configurations for use on fixed-wing aircraft, helicopters, and ships. SCI also produces the digital audio intercommunications unit for the V-22 Osprey tilt rotor aircraft and is developing a variant of that equipment to support the Special Operations Forces V-22.
     Multiyear production continues of the systems computers, weapons computers, and digital intercommunications systems for the Apache Longbow helicopter. These items upgrade the Apache aircraft's avionics, weapons control, and voice communications capabilities, all of which play a significant role on contemporary "digital" battlefields. Initial sales of Apache equipment include units for the U.S. fleet as well as aircraft ordered by the United Kingdom and The Netherlands.
     The Company is producing the U.S. Army's Patriot Missile's Integrated Digital Operator Control System and the Enhanced Fiber Optic Guided Missile's gunner's console and fiber optic dispenser systems.
     The Company has been a leading provider of a wide range of data bus products for military and aerospace applications. SCI continues to produce Current Mode Couplers and Standard Interface Modules, critical elements of the fly-by-wire system employed on the Boeing 777 aircraft now in service with airlines around the world. Fly-by-wire provides for operation of the aircraft's engines and flight control surfaces as commanded by electronic

--------------------------------------------------------------------------------
One picture on the page with the caption:
SCI designed and built weapons processor computers for the Apache Longbow helicopter are tested and programed prior to delivery.
--------------------------------------------------------------------------------

[PAGE 17 OF ANNUAL REPORT TO SHAREHOLDERS] signals transmitted over wire, rather than by the conventional mechanical linkages.
     SCI provides a family of versatile flight test instrumentation systems in modular form; these are designed for joint service applications on a full range of aircraft. The latest miniaturized version of this equipment is supporting the Joint Strike Fighter development program.
     Other aerospace products include nonvolatile memories for aircraft and satellite applications, interference blanker units (processors) for the F-16 and Japanese F-2 aircraft, Digital Data Acquisition Systems for the Air Force's Titan IV Launch Vehicle, and a family of standard VME bus computer subsystems.
     Several military customers have for some time outsourced electronics manufacturing to SCI. A growing number of industrial customers are now leveraging those capabilities where critical products are ruggedized to operate in harsh environments and are produced under the stringent controls typically imposed by military specifications.

--------------------------------------------------------------------------------
Two pictures on the page with the captions:
1.) Communications equipment for the F-15 family of aircraft has been produced by SCI since the inception of the program.
2.) SCI standard product equipment based upon the popular VME bus is employed by a growing number of military programs.
--------------------------------------------------------------------------------


[PAGE 18 OF ANNUAL REPORT TO SHAREHOLDERS]
                               Facility Additions
     During fiscal 1998 the Company leased buildings as interim facilities in six locations to support expanding unit volumes. Those facilities are being phased out as permanent facilities are completed and the leases expire.
     The Company has implemented a floor space expansion and upgrading of its existing plant in Singapore. The Company has completed construction of the fifth phase of its existing plant in Guadalajara, Mexico, followed by renovation and expansion of the first phase of that facility. The Company's Quebec, Canada, plant was housed since its inception in a leased facility which had been outgrown. A doubling of the plant space in Quebec, Canada, was accomplished during the year by constructing an owned facility to replace the leased one. Design has been completed, land acquired, and construction begun of an expansion of SCI's Irish facility to approximately double its size. In late fiscal year 1997 the Company acquired the nucleus of a Brazilian business unit which was housed in two leased facilities. During the year SCI acquired nearby land and existing buildings in Hortolandia, Sao Paulo State. An extensive remodeling program was well progressed at year end with completion scheduled in September 1998. At that time SCI's Brazilian activities will be consolidated at the much larger new site.
     At year end SCI acquired manufacturing activities from Nokia Corporation in Motala, Sweden, and Oulu, Finland. The facilities were leased from Nokia and remain in service.
     SCI entered the Central European market during the year with land purchase and facility construction in Tatabanya, Hungary. Located on the motorway between Budapest and Vienna, the area has cost characteristics of Eastern Europe while positioned at a main gateway to Western Europe. During the year SCI was selected by a major customer to construct and operate a computer manufacturing plant in The Netherlands. A building has been leased and outfitted in Leek in Groningen Province and production has begun. Land has been acquired in Heerenveen in adjacent Friesland Province and design completed of a permanent building to be constructed there during fiscal and calendar 1999. During the year land was acquired and construction completed of a new facility in Huntsville, Alabama. The plant will serve as the manufacturing site of a new product for a medical products customer with portions of the building used initially for other products. An adjacent tract of land has been purchased and construction is in progress of an additional manufacturing facility to be dedicated to a division of a major customer. That facility is scheduled for completion in September 1998. Land for a second Guadalajara, Mexico, facility has been acquired and construction initiated for September 1998 completion. In order to further diversify the Company's Mexican operations, a plant is under construction in Apodaca, Nuevo Leon, Mexico, a suburb of Monterrey, with expected completion also in September 1998.

--------------------------------------------------------------------------------
One picture on the page with the caption:
A Guadalajara, Mexico, facility had additional phases of construction completed during fiscal year 1998.
--------------------------------------------------------------------------------


[PAGE 19 OF ANNUAL REPORT TO SHAREHOLDERS]
--------------------------------------------------------------------------------
Six pictures on the page with the captions:
1.) A new facility has recently been placed in operation and an adjacent facility is nearing completion in Huntsville, Alabama.
2.) The new Pointe-Claire, Quebec, Canada, facility was completed during the year and is now occupied and in full operation.
3.) SCI started operations in this interim facility in Leek, The Netherlands, during the fourth quarter of fiscal 1998.
4.) A new first phase facility in Tatabanya, Hungary, was completed during the year and is now in full operation.
5.) A Hortolandia, Brazil, manufacturing campus has been purchased and is being upgraded to meet SCI requirements.
6.) SCI acquired the assets housed in this Oulu, Finland, facility from an SCI customer in the fourth quarter of fiscal 1998.
--------------------------------------------------------------------------------


[PAGE 20 OF ANNUAL REPORT TO SHAREHOLDERS]
                       Equipment and Assembly Technology
     Sixty-five surface mount technology (SMT) and thirteen pin-in-hole (PIH) automated assembly lines were installed during the year, bringing line counts to 246 and 61 respectively. This represents the largest expansion ever installed by the Company in a single year. The newest generation of equipment operates at substantially higher speeds to provide much increased productivity per line.
     SCI's history is rooted in the ongoing deployment of the latest technology in its manufacturing processes. Through continuous process development and implementation of Computer Integrated Manufacturing, the Company offers a full range of advanced capabilities to its customers. With International Organization Standards registration of its design (ISO9001) and quality assurance systems (ISO9002), SCI consistently receives high scores from its customers in the areas of workmanship, specification compliance, and product quality.
     In the area of surface mount technology, SCI has high volume assembly capabilities for leaded semiconductor devices with lead spacings as close as
0.010 inches and discrete components with package size designations as small as 0201 (.020 x .010 inches). To support these requirements, the Company employs automated solder paste application, precision device placement, and sophisticated soldering equipment and processes. The Company has the installed capability to handle virtually any plastic or ceramic Area Array based component package, including Ball Grid Array and Column Grid Array, with input/output counts as high as 1089.
     SCI is a leader in combining conventional microelectronics technology with SMT (surface mount technology) and successfully integrates COB (chip on board), COF (chip on flex), TCP (tape carrier package), MCM-L (multi-chip module on laminate), and CSP (chip scale package) in mixed technology assemblies.
     The Company is committed to preserving the environment and works to identify and incorporate environmentally friendly materials into its manufacturing processes. The Company is actively pursuing ISO14000 registration for its facilities worldwide.

--------------------------------------------------------------------------------
Three pictures on the page with the captions:
1.) A specialized automated manufacturing line produces flexible circuit assemblies in a class 10,000 cleanroom.
2.) SCI operates a total of 246 surface mount technology (SMT) assembly lines in many plants around the world.
3.) Ball Grid Array component packages require precision alignment as they are assembled by high speed SMT equipment.
--------------------------------------------------------------------------------

                              Excerpts From
                                Form 10-K

                            SCI SYSTEMS, INC.
                               Fiscal 1998
                              Annual Report
                                  to the
                              United States
                         Securities and Exchange
                                Commission

[PAGE 1 OF EXCERPTS FROM FORM 10-K]

                         EXCERPTS FROM FORM 10-K
                             FOR FISCAL 1998

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

                 FOR THE FISCAL YEAR ENDED JUNE 30, 1998

                        Commission File No. 0-2251

                            SCI SYSTEMS, INC.
          (Exact name of registrant as specified in its charter)

                                  PART I

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation:
(i) statements regarding future business, backlog, seasonality, government programs, operations' growth, the sufficiency of the Company's liquidity and capital resources, projected capital expenditures, Year 2000 readiness, and qualitative disclosure about market risks; (ii) statements under the caption "Outlook" on page 3 of the 1998 Annual Report to the Shareholders; and (iii) statements containing the words "may," "believes," "anticipates," "estimates," "expects," and words of similar import. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein.

ITEM 1. BUSINESS.

See  inside  front  cover  and  pages  2 to 20 of  the  1998  Annual  Report  to
Shareholders   ("Annual  Report  to  Shareholders"),   incorporated   herein  by
reference.

MARKETING, CUSTOMER CONCENTRATION, AND
DEPENDENCE ON THE ELECTRONICS INDUSTRY

A majority of the Company's revenues are derived from direct sales to original equipment manufacturers. Marketing is conducted primarily by factory-based personnel in Brazil, Canada, Finland, France, Hungary, Ireland, Malaysia, Mexico, The Netherlands, Singapore, Sweden, Thailand, the United Kingdom, and the United States. The Company advertises on a small scale and participates in a modest number of industry trade shows.

Although the Company has several hundred customer accounts, a significant percentage of sales is derived from a limited group of customers in any particular period. Sales to individual customers that exceeded 10% of annual sales in any of the last three fiscal years were: Hewlett-Packard,$2,692 million in 1998, $2,054 million in 1997, and $2,152 million in 1996; and Apple Computer, $1,134 million in 1997. In fiscal year 1998 the Company's ten largest customers contributed more than 75% of revenues. Significant reductions in sales to any of these customers could have a material adverse effect on the Company's results of operations. Customer contracts can be canceled and volume levels changed or delayed at any time without notice. Timely replacement of cancelled, delayed, or reduced contracts with new business cannot be assured. These risks are exacerbated as a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid market and technological changes and frequent product obsolescence. Factors affecting the electronics industry in general, or any of the Company's major customers in particular, could have a material adverse effect on the Company's results of operations.

The majority of the Company's contracts are with customers in the high technology industry. Credit terms relating to both accounts receivable and contract inventories are extended to customers after performing credit evaluations. When significant credit risks exist, letters of credit or other appropriate security are generally requested. However, credit losses on customer contracts have occurred in the past and no assurances can be given that credit losses, which could be material, will not reoccur.

ORDER BACKLOG

In recent  years,  components  used in the Company's  products have  experienced substantial price and lead time fluctuations. These fluctuations have significantly affected the timing and size of order placements by the Company's customers. Consequently, backlog is not considered a definitive indication of future revenue and, to minimize erroneous conclusions, will only be reported in the future annually as is required by the Securities and Exchange Commis-


[PAGE 2 OF EXCERPTS FROM FORM 10-K]
sion. June 30, 1998's backlog approximated $2.6 billion as compared with $3.2 billion on June 30, 1997. The decline is attributable largely to much reduced component delivery lead times.

GROWTH MANAGEMENT

The Company has experienced rapid growth in recent years. It has acquired and built facilities in several locations and may continue to do so from time to time. There can be no assurance that historical revenue growth will continue or that the Company will successfully manage existing operations or future plants it may acquire or build. As the Company manages its operations and expands geographically, it may experience inefficiencies related to new operations and broadened geographic dispersion. The Company could also be adversely affected if its new facilities do not achieve growth sufficient to offset increased expenditures associated with geographic expansion. In addition should the Company increase expenditures in anticipation of future sales levels which do not materialize, profitability could be adversely affected. Moreover, occasionally customers may require rapid production increases which can stress the Company's resources.

SEASONALITY

The Company has historically not considered its business to be consistently seasonal, although seasonal demands for its customers' products sold to consumers may impact quarterly revenues. In recent periods the proportion of the Company's products ultimately sold at retail has expanded, which has increased seasonality in the Company's sales.The Company believes this trend may continue.

GLOBAL BUSINESS CONSIDERATIONS

The Company operates internationally with the majority of revenue generated in the United States, but with significant foreign activities. The Company's U.S. export and foreign sales were $2.292 billion in 1998, $1.514 billion in 1997, and $1.611 billion in 1996, representing 34% of total sales in 1998,26% in 1997, and 35% in 1996.

Much of the Company's manufacturing material is sourced from international suppliers; accordingly, the Company is subject to the risks of currency fluctuations, possible fund transfer restrictions, and the burden of compliance with a variety of laws. To date these factors have not had a material adverse impact on the Company, but could in the future.
 (See Note G to the 1998 Consolidated Financial Statements, incorporated herein by reference.)

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


COMPETITION AND OTHER FACTORS

The Company primarily operates in the Electronics Manufacturing Services (EMS) industry. The Company competes against numerous domestic and foreign companies. It also faces competition from current and prospective customers who evaluate the Company's capabilities against the merits of internal manufacturing. Competition varies depending on the type of service sought and the geographic area of competition. Competition is intense and is expected to continue to be so as more companies enter the EMS industry and existing ones expand capacity. The Company could be adversely affected if its competitors introduce superior or lower priced services or products. During the last three fiscal years electronics manufacturing services accounted for over 90% of total revenues.

The Company devotes considerable resources to designing and developing new products, internal information systems, and advanced manufacturing processes. Computer aided design centers are employed at strategic regional plants. New product development is usually undertaken in support of customer contractual requirements. (See Note A to the 1998 Consolidated Financial Statements, incorporated herein by reference.)

The Company has developed internal systems to support manufacturing of customized finished products for delivery directly to distribution channels, or directly to end users. The Company believes these systems to be important to obtaining future, and maintaining existing, finished product assembly contracts.

To remain competitive the Company must continue to develop and provide technologically advanced engi-


[PAGE 3 OF EXCERPTS FROM FORM 10-K]
neering and manufacturing services, maintain high quality, offer flexible delivery schedules, deliver finished products on a timely basis, and continue to price its products and services competitively. Additionally, maintaining and updating internal systems are believed important to obtaining future, and maintaining existing, contracts. Failure to satisfy any of the foregoing requirements could adversely affect the Company.

COMPONENT AVAILABILITY AND IMPACT ON SALES

Components are sourced on a global basis. Component availability is periodically subject to constraints, shortages, and abundances. Although no assurances can be given, the Company has generally been able to obtain adequate supply to maintain production when shortages occur. However, shipment delays have occurred and may reoccur. Significant component constraints could adversely affect the Company. The Company's sales are mainly generated from turnkey manufacturing services. Accordingly, average selling prices (ASPs) for the Company's products fluctuate proportionally to component prices. During fiscal 1998 components were generally readily available and experienced significant price and delivery lead time reductions.

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

EMPLOYEES

 At June 30, 1998, the Company employed 22,324 persons, of which 10,680 were based in the United States. Except for five foreign plants, employees are not subject to collective bargaining agreements. There have been no work stoppages caused by employee activities. The Company believes that its employee relations in general are good.

The Company's success depends largely upon the efforts and abilities of key managerial and technical employees. The loss of services of certain key personnel could adversely affect the Company. The Company's business depends upon its ability to recruit, train, and retain senior managers, skilled professional and technical salaried personnel, and skilled and semiskilled hourly employees at competitive costs, for which there is intense competition. Failure to do so could adversely affect the Company.

VARIATIONS IN OPERATING RESULTS

The Company's operating results are dependent on its ability to identify and react in a timely manner to changes in business conditions, especially the Company's actions in balancing inventory quantities; property, plant and equipment capacity; staffing levels; and liquidity amounts. Accordingly, operating results could vary over time as conditions change.

ITEM 2. PROPERTIES.

The Company added over 1.1 million square feet of space in fiscal 1998. The increase was to accommodate existing business growth and that anticipated in the near-term. Domestically the Company owns, or finances with Industrial Revenue Bonds (treated as purchases for financial statement purposes), facilities in Alabama, California, Colorado, Maine, New Hampshire, New York, North Carolina, and South Dakota, with total area of 2,978,800 square feet. Internationally the Company owns facilities in Brazil, Canada, France, Hungary, Ireland, Malaysia, Mexico, Singapore, Thailand, and the United Kingdom, with total area of 1,464,750 square feet, and leases space in Finland, Mexico, The Netherlands, and Sweden, with total area of 492,000 square feet. Miscellaneous space amounting to 68,865 square feet is also leased in various locations. The Company believes its facilities are modern, in good repair, and suitable for services offered to customers.

  Refer to page 18 of the 1998 Annual Report to Shareholders, incorporated herein by reference, for further discussion of facilities.

ITEM 3. LEGAL PROCEEDINGS.

The Company is a party to several lawsuits incidental to its various activities and incurred in the ordinary course of business. The Company believes that it has meritorious claims and defenses in each case. After consultation with counsel it is the opinion of management that, although there can be no assurance given, none of the associated claims when resolved will have a material adverse effect upon the Company's consolidated financial position.

The Company is subject to a variety of environmental regulations relating to the use, storage, discharge,


[PAGE 4 OF EXCERPTS FROM FORM 10-K]
and disposal of hazardous materials used in its manufacturing processes. Failure by the Company to comply with present and future regulations could subject it to future liabilities or the suspension of production. In addition such regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The Company is not involved in any material environmental proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS. --None

                                 PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER
MATTERS.

 At August 24, 1998, there were 2,018  shareholders of record. See Note I to the
Company's  1998  Consolidated  Financial  Statements,   incorporated  herein  by
reference, for fiscal year 1998 and 1997 quarterly high and low stock prices.

The Company has not paid cash dividends on its Common Stock to date. Payment of dividends is restricted as described in Note B to the Company's 1998 Consolidated Financial Statements, incorporated herein by reference. During August 1997 the Company declared and paid a two-for-one common stock split in the form of a 100% stock dividend.

ITEM 6. SELECTED FINANCIAL DATA.

See page 1 of the Company's 1998 Annual Report to Shareholders, incorporated herein by reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

1998 RESULTS COMPARED WITH 1997

Sales in fiscal 1998 increased to $6.81 billion from the $5.76 billion level of a year earlier. In spite of the effects of continued rapid declines of average selling prices, liquidation of excess customer distribution channel inventories, and essentially a full year of Asian economic turmoil, net revenues grew 18.1%. Outsourcing of manufacturing services continued to gain momentum as a major trend. Finished product assembly accounted for approximately one-half of fiscal year 1998 sales. The Company's Mexican operations had substantial sales growth in 1998 due to higher customer demands for its lower cost manufacturing operations. This growth, together with improving European markets, accounted for larger percentage growth in foreign sales than domestic sales.

Consolidated operating margins improved to 3.78% in fiscal 1998 from 3.58% in fiscal 1997. Foreign operating margins declined as a result of increased pricing pressures. The Company faces increased foreign competition as others enter lower cost non-U.S. locations.

The Company operates principally in the Electronics Manufacturing Services (EMS) industry. It serves the same and similar customers in its domestic and foreign businesses. The Company's management views geographically organized divisions not only as individual operating entities, but as elements of strategic global relationships. Thus, the geographic data presented in Note G to the Company's 1998 Consolidated Financial Statements, incorporated herein by reference, is not considered equitable as to the effect each geographic unit has on consolidated operating results.

Net interest expense again was .31% of sales in 1998. The net interest expense dollar amount increase resulted from reduced interest income as cash was used to purchase assets. Interest income netted against interest expense was earned from temporary cash investments.

The effective income tax rate declined to 38.5% in 1998 from 40.5% in 1997. This reduction resulted from lower U.S. income taxes being provided on undistributed foreign earnings. During the fourth quarter of 1998, the Company acquired the assets of certain European manufacturing plants from Nokia Corporation. These acquisitions, together with further planned foreign expansion, affords the Company the ability to permanently reinvest lower taxed foreign earnings in non-U.S. taxable operations.

Net income improved to 2.13% of sales in 1998 from the 1.96% experienced in 1997. Return on average Shareholders' Equity improved to 21.61% in 1998 from 21.13% in 1997 as operating margins improved.

Currency exchange rate fluctuations have had small impact on the Company's past consolidated operating results, as the majority of its foreign operations use the U.S. dollar as their functional currency.


[PAGE 5 OF EXCERPTS FROM FORM 10-K]
1999 OUTLOOK

See paragraph entitled "Outlook" in the Executive Letter on page 3 of the 1998 Annual Report to Shareholders, incorporated herein by reference.

See pages 2 and 3 of the 1998 Annual Report to Shareholders, incorporated herein by reference, for further management discussion and analysis.

CAPITAL RESOURCES AND LIQUIDITY

Both June 30, 1998's working capital and current ratio remained at approximately the same levels as at June 30, 1997. Working capital was $759 million at June 30, 1998, and $754 million at June 30, 1997. Current ratio was 2.0 at both June 30, 1998 and 1997.

June 30, 1998's available liquidity was $844 million, comprised of $660 million in unused credit facilities and $184 million in cash. The Company believes that existing liquidity is sufficient to support near-term growth. Fiscal year 1999's capital expenditures are currently estimated to approximate depreciation and amortization expense of approximately $125 million. However, if market and competitive conditions change from those currently anticipated, the Company may increase or decrease the capital expenditure level.

The Company's Board of Directors has authorized the repurchase of up to 2 million shares of the Company's outstanding stock, and up to $100 million of outstanding 5% Convertible Subordinated Notes. Any such purchases would be funded from available liquidity. Any repurchases will be subject to market prices and other conditions.

Inflationary trends are not expected to have a material impact on operations as relatively high asset turnover and sizable fixed rate long-term financing minimize the effects of inflationary conditions.

YEAR 2000 READINESS

The Year 2000 computer issue refers to a condition in computer software where a two digit field rather than a four digit field is used to distinguish a calendar year. Unless corrected some computer programs could be unable to function on January 1, 2000 (and thereafter until corrected), as they will be unable to distinguish the correct date. Such an uncorrected condition could significantly interfere with the conduct of the Company's business, could result in disruption of its operations, and could subject it to potentially significant legal liabilities.

The Company has been and is in the process of updating much of its existing software for Year 2000 compliance by acquiring new and upgraded third party software packages to replace those currently used by the Company and by modifying existing internally developed software. While the Company believes it has made substantial progress in resolving any Year 2000 issues, sufficient testing to date has not been completed to fully validate readiness. Additional testing is planned during fiscal 1999 to reasonably ensure Year 2000 readiness. If such resolution does not occur, the Company believes it will be able to conduct its business, possibly at reduced volume, using its already Year 2000 compliant mainframe, server, and personal computer software until resolution occurs.

The remote possibility also exists that the Company could inadvertently fail to correct a Year 2000 problem with a mechanical equipment microcontroller. The Company believes the impact of such an occurrence would be minor, as substantial Year 2000 compliant equipment additions and upgrades have occurred in recent years.

The Company has surveyed its major customers and suppliers regarding their progress on resolving Year 2000 issues. Responses indicate substantial progress by them with ongoing programs in effect.

To date Year 2000 readiness has cost the Company an estimated $3 million (including upgrades to existing systems) and could cost a comparable amount to complete.

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

Consolidated operating margins increased to 3.6% of sales in 1997 from 3.5% in 1996, mainly as a result of improvements in the Company's foreign operations. Domestic operating margins decreased in 1997 from that experienced in 1996, due to a higher finished product mix with characteristically lower margins.


[PAGE 6 OF EXCERPTS FROM FORM 10-K]
Domestic 1997's sales increase of 42% resulted principally from increased finished product assembly. Fiscal 1997 was the first full year of operations for the Fountain, Colorado, plant purchased from Apple Computer on May 31, 1996. The small decline in foreign operations' sales in 1997 from 1996 resulted mainly from reduced disk drive participation in Asia.

During 1997 improved operating margins were experienced in Europe as a result of cost containment, and in Mexico, as volumes grew. These improvements were partially offset by the effects in Asia of customer discontinuance of certain disk drive programs resulting in lower production volumes.

Net interest expense declined to .31% of sales in 1997 from .53% in 1996. Return on average shareholders' equity increased to 21.1% in 1997 from 19.7% in 1996, as operating margins improved.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Short-term interest rate changes can impact the Company's interest expense on its variable interest rate debt, as well as the discount (reflected as interest expense)on its accounts receivable sold under an asset securitization agreement. Variable interest rate debt of $59 million was outstanding at June 30, 1998. No amounts were sold under the asset securitization agreement at June 30, 1998. The impact of a hypothetical 200 basis point (two percent) change in short-term interest rates would not be material to the Company (an increase in annual interest expense of approximately $1.2 million could result). This hypothetical short-term interest rate change impact is based on existing business and economic conditions and does not consider alternative financing available to the Company.

The Company predominantly conducts its foreign sales and purchase transactions in U.S. dollars, or under customer contract provisions that protect against most major currency risks. The largest currency risk at June 30, 1998, was that associated with Brazilian operations. Unlike other foreign operations of SCI, the plant there may be subject to the effects of currency devaluation on certain customers' contracts until forward pricing is adjusted accordingly (normally monthly). At June 30, 1998, the Company had approximately $20 million of net current assets subject to this currency exposure. While the Brazilian currency has been relatively stable, the Company considers the devaluation outlook too uncertain to predict.

Other currency exchange risks are primarily limited to current liabilities payable in other than U.S. dollars. Such amounts generally relate to foreign plant wages, taxes and facility operating costs. Accordingly, the Company does not believe the effects of changes in currency exchange rates upon such non-U.S. dollar transactions would be material. Changes in certain foreign currency exchange rates may impact the geographic area where the Company's revenue is derived. If foreign currencies are devalued, manufacturing costs of plants in those countries may become more competitive with domestic plants.

The Company, when advisable, may enter into hedge contracts to reduce its currency risks on known transactions. Additionally, when deemed advantageous, the Company may enter into interest rate swap agreements to adjust the interest rate on existing debt. The Company has not entered into speculative interest or currency agreements, nor does it expect to do so. When significant currency exposures arise, the Company may endeavor to balance exposed assets with offsetting exposed liabilities where practical.

[PAGE 7 OF EXCERPTS FROM FORM 10-K]
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS EXCEPT SHARE DATA)

                                                          JUNE 30,
                                             -----------------------------------
Assets                                          1998        1997        1996
--------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                      $184,346    $290,809     $46,493
Accounts receivable, less allowances of
$11,100 in 1998, $11,200 in 1997,               633,835     630,867     372,058
  and $6,000 in 1996.
Inventories                                     639,283     569,846     554,090
Refundable and deferred federal and
  foreign income taxes                           10,876      43,950      16,480
Other current assets                             17,623      12,582      15,244
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                          1,485,963   1,548,054   1,004,365
--------------------------------------------------------------------------------

Property, Plant, and Equipment - Note B
Land                                             30,740      23,613      19,830
Buildings and leasehold improvements,
  including construction in process             152,492     126,145     109,847
Equipment                                       671,023     499,182     419,122
Less accumulated depreciation and              (418,158)   (347,943)   (284,745)
amortization
--------------------------------------------------------------------------------
NET PROPERTY, PLANT, AND EQUIPMENT              436,097     300,997     264,054
--------------------------------------------------------------------------------
OTHER NONCURRENT ASSETS                          22,668      20,801      14,776
--------------------------------------------------------------------------------
TOTAL ASSETS                                 $1,944,728  $1,869,852  $1,283,195
================================================================================

Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable and accrued expenses          $663,600    $713,377    $400,682
Accrued payroll and related expenses             34,529      28,084      26,845
Federal, foreign, and state income taxes         27,024      47,977      22,223
Current maturities of long-term debt              1,382       4,394       4,965
--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                       726,535     793,832     454,715
--------------------------------------------------------------------------------
Deferred Income Taxes                            10,659       9,901       5,313
NONCURRENT PENSION LIABILITY                      3,000       5,133       4,533
DEFERRED COMPENSATION                            16,075      12,015       7,600
LONG-TERM DEBT - NOTE B
Industrial revenue bonds                         21,215      21,310      21,310
Long-term notes                                 136,414     150,801      35,846
Convertible subordinated notes                  282,873     282,197     281,617
--------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                            440,502     454,308     338,773
--------------------------------------------------------------------------------
COMMITMENTS  - NOTE B
SHAREHOLDERS' EQUITY
Preferred Stock, 500,000 shares authorized          -0-         -0-         -0-
but unissued
Common Stock, $.10 par value: authorized          6,010       5,978       5,924
200,000,000 shares;
  issued 60,104,810 shares in 1998,
59,774,790 shares in 1997, and
  59,243,790 shares in 1996
Capital in excess of par value                  180,464     172,910     165,177
Retained earnings                               565,948     420,863     308,150
Currency translation adjustment                  (4,124)     (4,747)     (6,649)
Treasury stock - 59,366 shares at cost             (341)       (341)       (341)
--------------------------------------------------------------------------------
Total Shareholders' Equity                      747,957     594,663     472,261
--------------------------------------------------------------------------------
Total Liabilities and
Shareholders' Equity                         $1,944,728  $1,869,852  $1,283,195
================================================================================

See notes to Consolidated Financial Statements.


[PAGE 8 OF EXCERPTS FROM FORM 10-K]
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                                                    YEARS ENDED JUNE 30,
                                           -------------------------------------
                                                1998        1997        1996
--------------------------------------------------------------------------------
Net sales                                    $6,805,893  $5,762,656  $4,544,759
Costs and expenses                            6,548,792   5,556,480   4,385,284
--------------------------------------------------------------------------------
Operating Income                                257,101     206,176     159,475
--------------------------------------------------------------------------------
Other income (expense):
Interest expense (net of interest
 income of$9,347 in 1998, $12,581 in            (21,304)    (17,993)    (24,165)
  1997, and $1,742 in 1996)
Other income, net                                   114       1,251         748
--------------------------------------------------------------------------------
Income before Income Taxes                      235,911     189,434     136,058
Income taxes - Note F                            90,826      76,721      55,103
--------------------------------------------------------------------------------
Net Income                                     $145,085    $112,713     $80,955
================================================================================

Earnings per share - Note C:
--------------------------------------------------------------------------------
  Basic                                           $2.42       $1.89       $1.37
  Diluted                                          2.13        1.69        1.34
================================================================================

See notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS OF DOLLARS)

                                                    YEARS ENDED JUNE 30,
                                               ---------------------------------
                                                1998        1997        1996
--------------------------------------------------------------------------------
Common Stock
Balance at July 1                                $5,978      $5,924      $5,493
Conversion of debt                                  -0-         -0-         368
Stock options exercised                              32          54          63
--------------------------------------------------------------------------------
Balance at June 30                               $6,010      $5,978      $5,924
================================================================================
Capital in excess of par value
Balance at July 1                              $172,910    $165,177    $123,377
Conversion of debt                                  -0-         -0-      38,456
Stock options exercised                           7,554       7,733       3,344
--------------------------------------------------------------------------------
Balance at June 30                             $180,464    $172,910    $165,177
================================================================================
Retained earnings
Balance at July 1                              $420,863    $308,150    $227,195
Net income for the year                         145,085     112,713      80,955
--------------------------------------------------------------------------------
Balance at June 30                             $565,948    $420,863    $308,150
================================================================================
Currency translation adjustment
Balance at July 1                               $(4,747)    $(6,649)    $(5,948)
Translation gain (loss)                             623       1,902        (701)
--------------------------------------------------------------------------------
BALANCE AT JUNE 30                              $(4,124)    $(4,747)    $(6,649)
================================================================================

See notes to Consolidated Financial Statements.

[PAGE 9 OF EXCERPTS FROM FORM 10-K]
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF DOLLARS)

                                                    YEARS ENDED JUNE 30,
                                               ---------------------------------
                                                1998        1997        1996
--------------------------------------------------------------------------------
Operating Activities
Net income                                     $145,085    $112,713     $80,955
Adjustments to reconcile net income to
 net cash provided by (used for)
 operating activities:
   Depreciation and amortization                103,534      76,848      60,972
   Deferred income taxes                         37,778     (22,599)     (4,587)
Changes in current assets and liabilities:
   Accounts receivable                           (2,741)   (255,961)   (113,093)
   Inventories                                  (68,839)    (14,591)    (99,032)
   Refundable income taxes                       (3,946)       (271)        763
   Other current assets                          (5,028)      2,896      (5,004)
   Accounts payable and accrued expenses        (43,513)    310,502     (11,788)
   Income taxes                                 (16,480)     29,589       3,145
Other noncash items - net                        (1,939)      1,099        (958)
--------------------------------------------------------------------------------
Net Cash Provided by (Used for) Operating       143,911     240,225     (88,627)
Activities
--------------------------------------------------------------------------------
Investing Activities,
 Purchase of property, plant, and equipment    (236,799)   (109,739)   (109,912)
 Proceeds from sale of property, plant,           1,141         195         826
  and equipment
 Change in noncurrent assets                      1,262      (3,390)      9,956
--------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES         (234,396)   (112,934)    (99,130)
--------------------------------------------------------------------------------
Financing Activities
 Net decrease in commercial paper and               -0-         -0-     (34,790)
  short-term financing
 Payments on long-term debt                    (241,748)    (66,010)(10,739,220)
 Proceeds from long-term debt                   224,107     178,942  10,994,667
 Issuance of common stock                         3,090       3,935       3,407
--------------------------------------------------------------------------------
NET CASH (USED FOR) PROVIDED BY FINANCING       (14,551)    116,867     224,064
ACTIVITIES
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash          (1,427)        158         (91)
--------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
 equivalents                                   (106,463)    244,316      36,216
Cash and cash equivalents at beginning
 of year                                        290,809      46,493      10,277
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR       $184,346    $290,809     $46,493
--------------------------------------------------------------------------------

Cash equivalents are primarily short-term interest bearing deposits.
Interest paid was $30,144 in 1998, $28,179 in 1997, and $22,564 in 1996.
Income  taxes paid were $76,221 in 1998, $68,298 in 1997, and $53,763 in 1996.

See notes to Consolidated Financial Statements.

[PAGE 10 OF EXCERPTS FROM FORM 10-K]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ACCOUNTING POLICIES

     Consolidated Financial Statements include accounts of the Company and its subsidiaries after elimination of material intercompany accounts and transactions, and are based on management estimates. The functional currency of the majority of the Company's foreign operations is the U.S. dollar.
     Sales and Cost of Sales are recorded generally as units are shipped. Costs and expenses principally represent engineering, manufacturing, and other costs incurred in support of customer contracts.
     Inventories primarily consist of costs incurred in support of customer contracts stated at the lower of cost (principally first-in, first-out method) or market, adjusted for potential contract valuation issues.
 Property,  Plant, and Equipment are recorded at cost, and depreciated on the straight-line method over the estimated useful lives of individual assets. Leasehold improvements are amortized over the shorter of the lease term or useful lives.
     Goodwill and noncompete agreement, included in other noncurrent assets, are the unamortized excess of cost over the underlying net tangible value of assets acquired. Such assets are amortized on a straight-line basis over the shorter of ten years or agreement term. Goodwill and noncompete agreement, net of amortization, at year end amounted to $4,842,393 in 1998, $6,251,000 in 1997, and $2,084,000 in 1996.
     Deferred income taxes are provided on temporary differences as certain contract related revenues and expenses are reported in periods which differ from those in which they are taxed. U.S. income taxes in excess of estimated foreign income tax credits have not been provided on certain undistributed earnings of foreign subsidiaries aggregating $78 million at June 30, 1998, which are considered to be permanently invested. Otherwise, $18 million of additional deferred U.S. income taxes (net of related estimated foreign income tax credits) would have been provided.
     Research and Development is conducted by the Company under both customer sponsored and company sponsored programs. Company sponsored programs include research and development related to government products and services, which are allocable and recoverable in the same manner as general and administrative expense under U.S. Government regulations. Customer sponsored research and development costs are accounted for as any other program cost. Total research and development costs incurred by the Company were $36,961,000 in 1998, $36,569,000 in 1997, and $33,556,000 in 1996.
     General and administrative expense included in costs and expenses approximated $24,279,000 in 1998, $22,854,000 in 1997, and $18,965,000 in 1996.
     Stock Split. The Company declared and paid a two-for-one stock split in the form of a 100% dividend in August 1997. All share and per share data in the financial statements reflect the effect of this stock split.
     Adoption of New Financial Accounting Standards. The Company does not anticipate any material difference in the presentation of its financial statements when it adopts FASB Statement No. 130, Reporting on Comprehensive Income, in fiscal 1999. Currently, the only item of comprehensive income not presented in the Company's Consolidated Statements of Income is currency translation adjustment. Reportable geographic data will not change significantly from that currently presented when FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, is adopted in fiscal 1999.

NOTE B - LONG-TERM DEBT
     Industrial Revenue Bonds. The Company is obligated by lease or guarantee for $21,676,000 at June 30, 1998, ($21,707,000 at June 30, 1997, and $21,738,000
at June 30, 1996) of industrial revenue bonds maturing through the year 2015. The majority of such borrowings currently bear variable interest ranging between 3.61% and 6.96%, and are secured by related properties or irrevocable letters of credit.
     Long-term Notes. The Company is obligated under mortgages and notes maturing through the year 2006 amounting to $38,574,000 at June 30, 1998, ($56,535,000 at June 30, 1997, and $41,791,000 at June 30, 1996). Substantially
all of the notes bear variable interest rates ranging between 2.97% and 6.41% at June 30, 1998. $22,625,000 of the June 30, 1998's balance is collateralized by the related properties.
     In July 1996 the Company borrowed $100,000,000 under a Senior Note agreement with a group of institutional lenders. The Notes bear interest at 7.59%, and are payable in six annual installments of $16,667,000 beginning in July 2001. The interest rate may be adjusted upwards by .75% if the Company fails to meet certain financial ratios.
     The Company has a credit facility with a group of domestic and international banks, consisting of a $260 million revolving credit line and a $150 million commercial paper agreement. The initial renewal date for this facility is December 8, 2002. Borrowings under the revolving credit line, at the Company's option, bear interest at a rate based upon either a defined Base Rate or the London Interbank Offered Rate (LIBOR) plus or minus applicable margins. The agreement allows the Company to enhance the marketability of its commercial paper with an irrevocable letter of credit in order to borrow at rates generally below revolving credit rates. Conversion privileges are provided in the event of nonsalability of commercial paper. At June 30, 1998,


[PAGE 11 OF EXCERPTS FROM FORM 10-K]
1997 and 1996, no amounts were outstanding under the facility. Under the credit agreement, the Company must maintain certain financial ratios and meet certain balance sheet tests. Under the most restrictive provision of the credit agreement, $117,929,000 of June 30, 1998's retained earnings are available for the payment of cash dividends. A commitment fee of 0.25% is paid on the unused revolving credit amount. No compensating balances are required under the facility.
     Short-term borrowings may be drawn under the credit agreement. Because of the Company's ability and intent to refinance such borrowings, total borrowings under the agreement and other short-term borrowings expected to be refinanced, including commercial paper, may be classified as long-term.
     The Company has an asset securitization agreement under which up to $200,000,000 of certain accounts receivable can be sold with limited recourse. As funds are collected, additional eligible receivables may be sold to bring the outstanding balance to the desired level. At June 30, 1998, no receivables were sold under the agreement compared with $35,998,000 at June 30, 1997, and $190,000,000 at June 30, 1996. A commitment fee of 0.25% was paid in 1998 on the unused portion.
     Unused credit facilities and commitments at June 30, 1998, approximated $660 million.
     Convertible Subordinated Notes. In May 1996 the Company issued $287,500,000 of 5% Convertible Subordinated Notes due May 1, 2006. The Notes are convertible into Common Stock at $24.38 per share and are redeemable beginning in May 1999.
     Deferred charges netted against total year end long-term debt were $5,866,000 in 1998, $7,040,000 in 1997, and $7,291,000 in 1996.
     Debt, Lease, and Rental Payments. Long-term debt maturities for the next five fiscal years are: $2,213,000 in 1999; $4,693,000 in 2000; $3,709,000 in
2001;  $19,126,000  in 2002; and  $19,126,000 in 2003.  While the Company leases certain real property in its operations, annual rental expense and future commitments are not material to its operations.

 NOTE C - EARNINGS PER SHARE
     In the second quarter of fiscal 1998, the Company adopted the new earnings per share computations required by FASB Statement No. 128. Basic earnings per share are computed by dividing reported net income for the period by the weighted average number of shares of common stock outstanding during the period. A reconciliation of the net income and weighted average number of shares used for the diluted earnings per share computations follows:

(In thousands of dollars, except
share data)                                     1998        1997        1996
--------------------------------------------------------------------------------
Net income                                     $145,085    $112,713     $80,955
Add back after-tax interest
expense for convertible subordinated notes        9,232       8,956       1,875
--------------------------------------------------------------------------------
Adjusted net income                            $154,317    $121,669     $82,830
================================================================================
Weighted average number of shares
   outstanding during period                 59,860,594  59,495,448  58,934,718
Applicable number of shares for stock
   options outstanding for period               922,366     858,344     825,478
Number of shares if convertible
subordinated notes were converted            11,794,872  11,794,872   2,223,624
--------------------------------------------------------------------------------
Weighted average number of shares            72,577,832  72,148,664  61,983,820
--------------------------------------------------------------------------------
Diluted earnings per share                        $2.13       $1.69       $1.34
================================================================================

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS
June 30, 1998's estimated fair values of the financial instruments represented by cash and cash equivalents approximated their recorded values. Convertible Subordinated Notes had a year end trading price of 161.70 in 1998, 145.25 in 1997, and 105 in 1996 on the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") Market. All other debt instruments' fair value is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates.

NOTE E - EMPLOYEE  BENEFIT PLANS
     The Company provides retirement benefits to its domestic employees who meet certain age and service requirements through three plans: a defined benefit supplemental pension plan; a qualified savings plan (401(k) Plan); and a deferred compensation plan. Pension plan benefits are computed based upon compensation earned during the member's career at the Company, or its subsidiaries, and years of credited service. The Company funds its retirement benefit obligations annually at an amount that approximates the maximum deductible for income taxes. Company


[PAGE 12 OF EXCERPTS FROM FORM 10-K]
contributions to savings and deferred compensation plans are equal to a percentage of employees' contributions and are fully funded when the liability is incurred. The Company's and employees' contributions to the deferred compensation plan are held in an irrevocable "rabbi trust." Nonemployee Directors also participate in an irrevocable "rabbi trust" deferred compensation plan. The Company also has defined contribution pension plans for its European employees who meet certain requirements, and savings plans for its Canadian and Thai employees. Company contributions to these various plans amounted to $7,482,000 in 1998, $6,686,000 in 1997, and $6,255,000 in 1996. June 30, 1998's
domestic pension plan's accumulated benefit obligation (including $1,789,000 nonvested) amounted to $24,517,000, compared with the fair value of its assets of $26,093,000. The plan's projected benefit obligation at June 30, 1998, was $34,059,000. June 30, 1998's unrecognized transition liability and prior service costs were $547,000, excluding unrecognized losses of $1,545,000. At June 30, 1998, domestic pension plan assets were invested 73% in equity based mutual funds, 20% in corporate bond mutual funds, and 7% in money market funds.

NOTE F - INCOME TAXES
The provision for income taxes is summarized as follows:

(In thousands of dollars)                       1998        1997        1996
--------------------------------------------------------------------------------
Income before income taxes:
    Domestic                                  $ 156,219   $ 126,173   $ 105,103
    Foreign                                      79,692      63,261      30,955
--------------------------------------------------------------------------------
           Total                              $ 235,911   $ 189,434   $ 136,058
================================================================================

Taxes currently payable:
    Domestic                                  $  55,977   $  89,931   $  68,215
    Foreign                                      (2,929)      9,302       2,857
Deferred taxes:
    Domestic                                     15,419     (22,212)    (16,722)
    Foreign                                      22,359        (300)        803
--------------------------------------------------------------------------------
           Total                              $  90,826   $  76,721   $  55,103
================================================================================

The reconciliation of the provision for income taxes and that based on the U.S. statutory rate is:

(In thousands of dollars)                       1998        1997        1996
--------------------------------------------------------------------------------
Income taxes at U.S. statutory rate            $ 82,569    $ 66,302    $ 47,620
Effects of U.S. state income                      5,780       5,406       2,925
taxes, net of federal benefits
Effects of loss carryforwards                        31       1,166       1,685
Effects of foreign operations                    (1,607)       (519)        802
Permanent differences                             4,053       4,366       2,071
--------------------------------------------------------------------------------
Income taxes                                   $ 90,826    $ 76,721    $ 55,103
================================================================================

At June 30, 1998 and 1997, the net deferred tax asset was:

                                          1998                    1997
                                   ---------------------------------------------
                                              Deferred                Deferred
(In thousands of dollars)                       Asset                   Asset
Temporary Difference               Amount    (Liability)   Amount    (Liability)
--------------------------------------------------------------------------------
Difference between book and tax
recognized contract profits:
  U.S.                              $78,603     $27,511     $98,531     $34,485
  Foreign                           (93,010)    (28,932)      2,277         542
Undistributed foreign earnings
 not currently taxable in U.S.      (61,940)    (17,999)    (79,126)    (20,657)
Accrued expenses not currently
 deductible:
   U.S.                              23,798       8,329      54,860      19,201
   Foreign                            2,022         320       1,508         226
Difference between books and
 tax depreciation:
   U.S.                              (3,163)     (1,107)     (4,131)     (1,445)
   Foreign                           10,819       5,240       1,938         776
Other                                (1,629)       (570)         28          10
Net operating loss carryforwards     14,686       4,885       7,190       2,462
Valuation allowance:
   Beginning of year                 (7,190)     (2,373)     (6,265)       (226)
   Net change for year                  319         145        (925)     (2,147)
--------------------------------------------------------------------------------
   Total                           $(36,685)    $(4,551)    $75,885     $33,227
================================================================================

[PAGE 13 OF EXCERPTS FROM FORM 10-K]
     In accordance with SFAS No. 123, the U.S. income tax benefit associated with exercised stock options of $4,497,000 in 1998, and $3,851,000 in 1997 is classified as an addition to Capital in excess of par value.

NOTE G - GEOGRAPHIC DATA
     The Company operates principally in the Electronics  Manufacturing Services
(EMS) industry. It serves the same and similar customers in its domestic and foreign businesses. The Company's management views geographically organized divisions not only as individual operating entities, but as elements of strategic global relationships. Thus, the following geographic data is not equitable as to the effect each geographic area has on consolidated operating results.

(IN THOUSANDS OF DOLLARS)

                      Identifiable Assets                           Sales                              Operating Income
              -----------------------------------      ----------------------------------      ---------------------------------
                  1998         1997        1996            1998        1997        1996          1998        1997        1996
              -----------------------------------      ----------------------------------      ---------------------------------
Domestic        $913,206   $1,010,751    $820,044      $4,699,582  $4,350,482  $3,063,460      $175,550    $136,097    $125,303
Foreign          907,921      571,234     397,410       2,106,311   1,412,174   1,481,299        81,551      70,079      34,172
Corporate        123,601      287,867      65,741           N/A         N/A         N/A           N/A         N/A         N/A
              -----------------------------------      ----------------------------------      ---------------------------------
Consolidated  $1,944,728   $1,869,852  $1,283,195      $6,805,893  $5,762,656  $4,544,759       257,101     206,176     159,475
              ===================================      ==================================
                                                              Corporate net other expense       (21,190)    (16,742)    (23,417)
                                                                                               ---------------------------------
                                                              Consolidated income              $235,911    $189,434    $136,058
                                                                 before income taxes           =================================



     The Company's foreign geographic units performs certain manufacturing services for its domestic geographic units. Such production is incorporated in final products sold by the domestic geographic units to their customers. Intergeographic transfers amounted to approximately $400,000,000 in 1998, and $255,000,000 in 1997. Corporate assets include domestic cash and cash equivalents, refundable and deferred income taxes, "rabbi trust" assets, and notes receivable. Major customer data, including credit risk concentration, is incorporated by reference from Part I, Marketing and Customers, of the Company's Form 10-K for the year ended June 30, 1998. U.S. export sales approximated $185,000,000, $102,000,000, and $130,000,000 for the years ended June 30, 1998,
1997, and 1996, respectively.

NOTE H - STOCK OPTION PLANS
     The Company's stock option plan grants options to officers. Under the Plan the Board of Directors may award options at less than market price, but to date have granted all options at not less than 100% of market value on grant date. Vesting is 20% upon granting, with 20% per annum thereafter. Options expire ten years after granting. Stock options are accounted for in accordance with APB Opinion 25 and related Interpretations. Accordingly, no nonmonetary fair value compensation costs associated with options have been recorded. The amount of fair value compensation computed under SFAS No. 123 for options granted during 1998, 1997, and 1996 is not material to the Company's consolidated net income. Such costs may in the future become material as the initial phase-in period of SFAS No.123 expires. Information relating to the changes in the Company's stock options follows:

(Shares in thousands)            1998                          1997                          1996
                        -------------------------     -------------------------     -------------------------
                                 Weighted-Average              Weighted-Average              Weighted-Average
                        Shares    Exercise Price      Shares    Exercise Price      Shares    Exercise Price
Outstanding at
beginning of year       2,461.7      $13.52           2,366.0      $  8.91          2,450.2      $  6.10
Granted                   701.0      $45.45             694.0      $ 24.65            588.0      $ 17.40
Exercised                (330.0)     $ 9.36            (530.8)     $  7.41           (618.2)     $  5.51
Canceled                 (109.7)     $32.02             (67.5)     $ 14.27            (54.0)     $ 10.59
                        -------------------------     -------------------------     -------------------------
Outstanding at
 end of year            2,723.0      $21.50           2,461.7      $ 13.52           2,366.0     $  8.91
                        =========================     =========================     =========================
Exercisable at          1,569.0      $13.86           1,364.9      $  8.97           1,398.8     $  6.19
 June 30                =========================     =========================     =========================

Shares available for additional granting at June 30 were 428,400 in 1998, 1,019,800 in 1997, and 1,646,200 in 1996.



[PAGE 14 OF EXCERPTS FROM FORM 10-K]
The following table summarizes June 30, 1998's outstanding stock option information:
(SHARES IN THOUSANDS)

                                 Weighted-Average
   Range of          Number        Remaining         Weighted-Average      Number       Weighted-Average
Exercise Prices    Outstanding   Contractual Life     Exercise Price     Exercisable    Exercisable Price
$ 3.00 - $ 6.31       531.0          2.87 years          $   4.22           531.0           $   4.22
$ 7.50 - $ 9.44       537.8          5.87                $   9.24           463.0           $   9.22
$10.13 - $18.75       410.4          7.29                $  17.14           219.2           $  17.01
$20.50 - $28.56       592.8          8.33                $  24.85           225.6           $  24.80
$32.50 - $47.00       651.0          9.35                $  45.41           130.2           $  45.41
===============    ==========    ================    ================   ============   ==================
$ 3.00 - $47.00     2,723.0          6.87 years          $  21.50         1,569.0           $  13.86
===============    ==========    ================    ================   ============   ==================

NOTE I - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Quarterly financial results and stock prices for the last two fiscal years were:

                                     1998                                               1997
                ----------------------------------------------    ----------------------------------------------
(In thousands     Fourth       Third      Second       First        Fourth       Third      Second       First
of dollars        Quarter     Quarter     Quarter     Quarter       Quarter     Quarter     Quarter     Quarter
except  per
share data)
Net sales       $1,590,856  $1,686,849  $1,786,423  $1,741,765    $1,541,504  $1,319,310  $1,481,837  $1,420,005
Operating
 profit             59,212      64,405      68,105      65,379        57,083      48,186      53,418      47,489
Net income          36,860      34,284      37,559      36,382        31,940      26,117      29,631      25,025
Diluted
 earnings
 per share            $.54        $.50        $.55        $.53          $.47        $.39        $.44        $.38


Market stock
 price range:

   High          $44 13/16         $49     $53 3/8     $49 7/8      $34 5/16    $29 7/16     $31 1/2     $29 1/4
   Low             30  1/4     35 9/16      36 1/8      31 1/4        24 1/8     21  5/8      22 3/4          15

Fiscal 1997's stock prices have been restated for the August 1997 stock dividend. 1998 first quarter's and all of 1997's diluted earnings per share have been restated - See Note C. Quarterly and annual earnings per share are independently computed using the estimated effective income tax rate and Common Stock market prices applicable for that period. Consequently, the sum of individual quarterly diluted earnings per share does not equal the total for the years presented.

================================================================================
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
SCI Systems, Inc.

We have audited the accompanying consolidated balance sheets of SCI Systems, Inc. as of June 30, 1998, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCI Systems, Inc. at June 30, 1998, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

Birmingham, Alabama
August 3, 1998

[INSIDE BACK COVER OF ANNUAL REPORT TO SHAREHOLDERS]
           Corporate Directory

[LEFT COLUMN]
Board of Directors
Olin B. King (1)
Chairman of the Board of the
Company
Huntsville, Alabama

Howard H. Callaway (2)(4)
CEO, Crested Butte Mountain
Resort, Inc.
Crested Butte, Colorado
Chairman
Callaway Gardens Resort, Inc.
Pine Mountain, Georgia

William E. Fruhan (2)(3)
Professor of Business Administration
Harvard University
Boston, Massachusetts

A. Eugene Sapp, Jr. (1)(3)
President of the Company
Huntsville, Alabama

Wayne Shortridge (1)(3)
Partner
Paul, Hastings, Janofsky & Walker
Atlanta, Georgia

G. Robert Tod (2)(4)
Retired President, CML Group, Inc.
Acton, Massachusetts

Jackie M. Ward (3)(4)
Chief Executive Officer
Computer Generation Incorporated
Atlanta, Georgia

Director Emeritus
Joseph C. Moquin
Retired CEO
Teledyne Brown Engineering
Madison, Alabama


Committees of the Board
(1)   Executive Committee
(2)   Audit Committee
(3)   Investment Committee
(4)   Compensation Committee



[MIDDLE COLUMN]
Officers
Chairman of the Board and
Chief Executive Officer
Olin B. King

President and Chief Operating
Officer
A. Eugene Sapp, Jr.

Senior Vice President and Assistant to the President
Peter M. Scheffler

Senior Vice Presidents
David F. Jenkins
George J. King
Jerry W. Lee
LeRoy H. Mackedanz
Michael H. Missios
Charles N. Parks
W. David Rees
Jerry F. Thomas

First Vice President
C. T. Chua

Vice Presidents
Alvin G. Austin
Charles Barnhart
Patrick R. Barry
James P. Bilodeau
Warren F. Cline, Jr.
William C. Coker
Joseph J. Cosgrove
Robert P. Eisenberg
James M. Ferguson
James H. Ferry
Francis X. Henry
V. Antti Hintikka
Mark J. Klaver
Steven T. Korn
Sampath R. Kumar
David L. Lengel
David L. Marler
Michael P. McCaughey
Ronald E. Patterson
P. William Quinn
Sven Krister Rapp
Yvonne Sanchez-Navarro
David Snape
Francois M. Thionet
Christopher J. White
John R. Wilkins, Jr.
F. M. Wong

Secretary and Corporate Counsel
Michael M. Sullivan

Treasurer
Ronald G. Sibold



[LEFT COLUMN]
General Counsel
Powell, Goldstein, Frazer & Murphy
Atlanta, Georgia

Auditors
Ernst & Young
Birmingham, Alabama

Transfer Agent and Registrar
Chase Mellon Shareholder Services
1-800-756-3353

Security Trading Markets
Common Stock
New York Stock Exchange
Symbol "SCI"

Common Stock Options
Chicago Board Options Exchange
Symbol "SSQ"
1-800-OPTIONS

Agent Banks
Revolving Credit
Citibank

Commercial Paper
ABN AMRO Bank

Asset Securitization
Bank of America

Annual Shareholders' Meeting
Fourth Friday in October

Shareholder Relations
2000 Ringwood Avenue
San Jose, California 95131
(408) 943-9000

Internet Website
http://www.sci.com

Annual Report to the S.E.C.
The annual report to the Securities and Exchange Commission on Form 10-K provides complete exhibits and schedules. Copies will be furnished upon written request to Shareholder Relations at the address above.


[BACK COVER OF ANNUAL REPORT TO SHAREHOLDERS]
SCI SYSTEMS, INC.
Printed by free enterprise in the USA

[END OF ANNUAL REPORT TO SHAREHOLDERS]
[END OF EXHIBIT 13]