Form 10-K, Exhibit 13
period 1999-06-30
SCI SYSTEMS INC
filed 1999-09-28
CIK 87744

[EXHIBIT 13]
BEGINNING OF 1999 ANNUAL REPORT TO SHAREHOLDERS

[COVER OF 1999 ANNUAL REPORT TO SHAREHOLDERS]
SCI Systems, Inc.
1999 Annual Report
Worldwide Electronics Engineering and Manufacturing Services

[INSIDE FRONT COVER OF ANNUAL REPORT TO SHAREHOLDERS]
                                Company Overview
     SCI Systems, Inc. is a diversified international electronics manufacturing services provider. SCI designs, manufactures, distributes, and services electronic products for virtually every market segment. Markets served include the computer, peripheral, datacom, telecom, medical, industrial, consumer,
aerospace,   defense,  and  entertainment   industries,  as  well  as  the  U.S.
Government.
     Founded in 1961, the Company was initially engineering oriented - with the U.S. Government's National Aeronautics and Space Administration (NASA) and its prime contractors as early customers. Building on a strong technical and engineering base, which is still maintained today, SCI participated in a number of significant Defense programs and later expanded into a variety of commercial activities.
     In the mid-1970s SCI successfully led the way into the then new arena of contract manufacturing. SCI became the world's premier provider of electronics manufacturing services and continues as a leader in surface mount technology
(SMT) production capacity.
     Company activities are conducted through eight operational Divisions, with six organized geographically and two structured along functional lines. Each Division is composed of multiple plants which design and manufacture subassemblies and finished products, primarily for original equipment manufacturers,  but also for a  variety  of  service  providers  and  government agencies. The Divisions offer a full range of services from design through distribution to after sales support.
     Although  the  Company   derives   much  of  its  revenue   from   hardware
manufacturing and maintains a broad technology base, it is primarily a vertically integrated engineering and manufacturing services provider with dedication to close customer interaction forming the cornerstone of its activities. The key elements of SCI's operating philosophy - quality products, competitive pricing, and customer responsiveness - are a proven foundation for success. These fundamental tenets will continue to guide SCI as it pursues its many opportunities for growth and expansion.

--------------------------------------------------------------------------------
An illustration of the flags of the following countries:
Brazil, Canada, Finland, France, Hungary, Ireland, Malaysia, Mexico, The Netherlands, People's Republic of China, Singapore, Spain, Sweden, Thailand, United Kingdom, United States of America
--------------------------------------------------------------------------------

[PAGE 1 OF ANNUAL REPORT TO SHAREHOLDERS]


                              Financial Highlights
Annual Report for the Year Ended June 30, 1999
(Dollars in thousands except for per share data)
No cash dividends were declared in the periods presented.
(See Part II, Items 7 and 8 of Excerpts from Form 10-K for Fiscal 1999, bound herein.)

 Fiscal Year                                                   1999          1998          1997          1996          1995
--------------------------------------------------------------------------------------------------------------------------------
 Net Sales                                               $6,710,785    $6,805,893    $5,762,656    $4,544,759    $2,673,783

 Net Income                                                 137,848       145,085       112,713        80,955        45,243

 Diluted Earnings Per Share (EPS)                              2.01          2.13          1.69          1.34           .79

 Depreciation and Amortization                              123,905       103,534        76,848        60,972        49,839

 Interest Expense, net of interest income                    16,938        21,304        17,993        24,165        16,945

 Taxes on Income                                             79,235        90,826        76,721        55,103        30,418

 Total Assets                                             2,322,660     1,944,728     1,869,852     1,283,195       981,292

 Borrowings                                                 141,194       441,884       458,702       343,738       162,090

 Cash and Cash Equivalents                                  216,085       184,346       290,809        46,493        10,277

 Working Capital                                            876,390       759,428       754,222       549,650       280,124

 Property, Plant, and Equipment Additions                   134,670       236,799       109,739       109,912        80,316

 Net Property, Plant, and Equipment                         447,985       436,097       300,997       264,054       214,025

 Shareholders' Equity                                     1,164,817       747,957       594,662       472,261       349,776
  Per Common Share                                       $    16.19    $    12.46    $     9.96    $     7.98    $     6.38

 Common Shares Outstanding                               71,942,575    60,045,444    59,715,424    59,184,424    54,871,984

 Employees                                                   25,235        23,287        18,470        15,524        13,185

 Manufacturing Plants                                            34            29            24            21            20

 Facility Square Footage                                  5,574,255     5,005,015     3,885,000     3,510,000     3,021,600



--------------------------------------------------------------------------------
Three bar charts showing the above 5 year information for the following:
1.) Facilities
2.) Depreciation and Amortization (Charged to Income)
3.) Book Value per Share
--------------------------------------------------------------------------------

[PAGE 2 OF ANNUAL REPORT TO SHAREHOLDERS]

                                Executive Letter
--------------------------------------------------------------------------------
A bar chart showing New Orders Received ($ Billions):
Fiscal Year         New Orders
    95                3.575
    96                5.249
    97                6.113
    98                6.257
    99                7.138
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
A bar chart showing Shareholders' Equity ($ Billions):
 Fiscal Year        Shareholders' Equity
     95                .350
     96                .472
     97                .595
     98                .748
     99               1.165
--------------------------------------------------------------------------------

To the  Shareholders
     Fiscal year 1999 was characterized by accelerating change. Changes occurred not only with customers and their products, but also with the pricing environment, capacity requirements, material supply chain elements, and product distribution structures. Customers are emphasizing global strategic manufacturing solutions and continued low cost requirements. The Company responded during fiscal 1999 by expanding and enhancing its global capabilities, facilities infrastructure, internal systems, and management staffing.

Revenues
     Sales ended the year robustly with record fourth quarter revenues of $1.8 billion. Average selling price declines - together with customer, product, and geographic transition, and intense industry wide price competition - led to a slight decline in annual sales. Revenues were $6.7 billion, compared with $6.8 billion in the prior year. Average selling price declines resulted not only from component price drops, especially in computer related products, but also from reduced manufacturing costs in low cost locations and improved factory efficiencies. Foreign sales represented 42% of revenues in 1999 compared with 31% in 1998. Acquisitions of customer plants in Sweden, Finland, and Spain, and organic growth in the Company's Mexican, Hungarian, and Dutch plants contributed to this increase. Foreign sales are expected to continue their growth in the future, as customers seek the lowest costs possible for their products. The Chinese plant acquired from Hewlett-Packard in May 1999 and the Canadian plant acquired from Nortel in August 1999, together with substantial capacity expansions which are in progress at several international plants, will add further to foreign sales in fiscal year 2000.

Income and Returns
     Operating margins also ended the year on an upward trend. Higher operating margins led to record fourth quarter earnings per share (diluted) of $.60. Operating margins of earlier quarters and earnings per share were adversely impacted by start-up and transition costs of new and enlarged facilities; new project ramps; intense price competition; and increased foreign exchange losses, especially in Brazil. During 1999 the Brazilian economy and changes in Brazilian currency exchange rates adversely impacted income there. The Company expects these conditions to be corrected as the Brazilian economy stabilizes and plant operational improvements are implemented. Return on equity declined somewhat in fiscal 1999 due to lower net income and the May 1999 conversion of Convertible Notes that decreased the Company's leverage. Asset turnover is expected to increase in future periods along with anticipated revenue growth as the Company benefits from the last two fiscal years' capacity expansions.

Strong Balance Sheet
     Shareholders' equity now exceeds $1.1 billion, while debt, net of cash balances, is zero. The Company also has more than adequate working capital and a strong current ratio, all of which will aid the Company in financing its future growth. Increased usage of credit lines will likely occur in fiscal year 2000 to finance both acquisitions and organic growth. Reducing the Company's current under-leverage should improve return on equity performance.

Customers
     Several significant new customers were added in fiscal 1999. Balanced growth from new and existing customers is expected in fiscal 2000, commensurate with growth in the Electronic Manufacturing Services industry. The Company enjoys one of the most diversified and highest quality customer bases in the global EMS industry.

Product Mix Diversification
     Product diversification continues to be an important goal of the Company. Fiscal 1999 saw manufacturing services expansions in computers, peripherals, and, importantly, in telecommunication products. Personal computer production has been relatively stable for the past two years while providing the Company with a steady revenue base. Overall, Company sales percentage from personal computer production is expected to diminish as growth in other product areas is anticipated to outpace this segment. Other computer products such as workstations and servers are experiencing excellent growth. Telecommunication equipment output, which is a major rev-

[PAGE 3 OF ANNUAL REPORT TO SHAREHOLDERS]

enue source for the Company, increased considerably during the year. Emphasis upon expanding sales to this business area is a near term strategic focus of the Company. Peripheral product manufacturing is a broadening and growing business area of the Company. In particular, finished product level production of printers is experiencing rapid expansion. Storage and display product output is growing at a more moderate pace. Other product areas served by the Company include multimedia equipment, ruggedized transportation electronics, and defense and aerospace electronics for military and commercial applications. In addition to manufacturing services, SCI offers engineering, distribution, logistic, and after sales services to its customers on a global basis. SCI's product mix and geographic plant locations are believed to be the broadest and most diversified of any company in the EMS industry.

Capacity Expansion Strategy
     Unit production capacity increases were required in fiscal 1999 to maintain dollar revenue levels in the face of declining average selling prices. Fiscal 1999 capacity expansion was balanced between acquisitions of OEM divestitures and internal plant expansion. Of strategic note is the May 1999 acquisition of HP Verifone's mainland China plant. Other OEM divestiture acquisitions during the year were Ericsson Madrid, Spain, and Mexico City manufacturing operations, and Intergraph Huntsville, Alabama, computer hardware manufacturing operations. Two "green field" plants were added in Mexico, another in Huntsville, Alabama, and facility expansions occurred at several locations. Of strategic and volume importance was the acquisition in August 1999 of Nortel Network's Brockvillle, Ontario, Canada, manufacturing plant along with assets from two other Nortel operations. This transaction, along with a multiyear supply agreement, will substantially expand the Company's telecommunications revenues.

Evolving  Information  Systems
     Information technology system expansion was limited in fiscal 1999 by Year 2000 readiness priorities. The Company believes it has resolved those issues, enabling acceleration in the coming year of information technology system developments unique to SCI's opportunities.
     Customer and internal system requirements will drive near term information technology system emphasis. Additional and important drivers will be the rapid evolution of the Internet and e-commerce. Focused emphasis will also be given to global expansion of supply chain management information system capabilities.

Chief Executive Officer Change
     At fiscal year end, the Chief Executive Officer's responsibilities were transferred to A. Eugene Sapp, Jr. from Olin B. King, upon the reaching of his sixty-fifth birthday. Both believe that this natural transition of the Company's management, together with planned additions to upper and middle management, will well position the Company for a growing future.

Outlook Toward  Opportunity
     The outlook for the Company, and the EMS industry in general, continues to be favorable. Recent pressure from falling average selling prices abated somewhat at fiscal year end and is expected to moderate further in fiscal 2000. The Company has provided guidance to the investment community reflecting improving revenue and earnings results in fiscal 2000. New initiatives of existing customers enlarging their outsourcing programs, new customers seeking global strategic partnerships, and a sizeable number of potential acquisition opportunities are available to the Company. SCI's management and employees are committed to exploiting these opportunities, while continuing to grow existing business to the direct benefit of the shareholders.



/s/ Olin B. King                                     /s/ A. Eugene Sapp,Jr.
    Olin B. King                                         A. Eugene Sapp, Jr.
    Chairman of the Board                                President and
                                                         Chief Executive Officer

[PAGE 4 OF ANNUAL REPORT TO SHAREHOLDERS]

                           Broadest Range of Products

SCI believes it produces the broadest range of subassemblies and finished products of any Electronic Manufacturing Services company. These products and a full range of engineering, distribution, logistic, and after sales services are supplied to a large multinational customer base for a highly diversified mix of commercial applications as well as for military and space programs. The following is a partial listing of typical products supplied by SCI during fiscal 1999.

Computers
 o PC, server,  and workstation  motherboards
 o Home computers
 o Office  computers
 o Microprocessor  modules
 o ATM  motherboards
 o Notebook computers
 o Workstations
 o Servers
 o Ruggedized computers

Telecommunications Products
 o Cable modems for high-speed Internet access
 o Terminals for tracking vehicles and cargo containers via satellite
 o Broadband digital access products for fiber-to-the-curb installations
 o Transaction automation systems
 o Printed circuit board (PCB) assemblies for use in:
         - public switching equipment
         - ground-based RF telephone systems
         - high speed modems
         - PCMCIA-format plug-in modems
         - large cellular network base stations
         - advanced multiplex equipment
         - credit card  processors
         - token ring  switches
 o PCB assemblies and finished products for:
         - routers
         - hubs
         - switches
         - multiplexers
         - GSM radios
         - battery chargers for cellular products
         - power systems for base stations

Peripheral Products
 o Color ink-jet printers
 o High resolution color scanners and printers
 o Point-of-sale data entry and management systems
 o Video monitors
 o Data terminals
 o Network interface assembly
 o Back planes
 o Notebook docking stations
 o Asynchronous Transfer Mode control units
 o Credit verification systems
 o Memory modules
 o PCB assemblies for use in:
         - disk drives
         - disk array systems
         - optical storage devices and systems
         - tape drives
         - large automated tape libraries
         - graphic design systems
         - graphics accelerators
         - ink-jet, thermal, and dot-matrix printers
         - color plotters
         - copiers

[PAGE 5 OF ANNUAL REPORT TO SHAREHOLDERS]

Medical Products
 o Vital signs monitoring equipment
 o Blood glucose monitors
 o Electronic controls for X-ray equipment
 o Printed circuit board assemblies for:
         - Computer Tomography (CT) scanners
         - Magnetic Resonance Imaging (MRI) machines
         - X-ray systems
         - ultrasound systems
         - infusion pumps
         - sleep apnea pressure pumps

Consumer Products
 o Video projectors
 o Internet "TV set top" converters
 o Family of digital TV receiver products for:
         - direct broadcast satellites
         - fixed cables
         - ground based broadcast
 o Miniature printed circuit board assemblies for:
         - camera  products
         - cellular  telephones
 o Automotive control/dashboard  products

Industrial Products
 o Bar code readers
 o Test and measurement systems
 o Hand held tracking devices
 o Battery chargers for electric vehicles
 o Semiconductor processing equipment
 o Hand held engine analyzers
 o Sheet metal, plastic, and machined components
 o Ruggedized high reliability assemblies for:
         - railroad locomotives
         - broadcast equipment
                - studio and remote programming systems
                - special effects units
                - signal and transmission routing and processing systems
         - automotive sensors

Military and Aerospace Products
 o Aircraft voice and digital communications control systems
 o GPS User Equipment for fixed-wing aircraft, helicopters, and ships
 o Systems  for the  Apache  Longbow  helicopter:   systems  computers,  weapons
     computers, and communications processors
 o Tactical   communications  -  ruggedized  field  telephones  and  shelter communications systems
 o Fiber Optic Guided Missile gunner consoles and fiber optic dispensers  system
 o Data Bus products for aircraft
 o Current mode couplers and Standard Interface Modules for aircraft
 o Flight test instrumentation systems for joint service applications on a wide range of aircraft
 o Nonvolatile memories for aircraft and satellite applications
 o Interference  blanker systems for aircraft
 o Data acquisition  systems for the Titan IV Launch Vehicle
 o Family of standard bus computer subsystems
 o Satellite terminals - two-way terrestrial terminals for voice, data, and telephony
 o Sincgars radio card assemblies

--------------------------------------------------------------------------------
Four pictures of the inside of SCI manufacturing facilities.
One picture of SCI products
--------------------------------------------------------------------------------

[PAGE 6 OF ANNUAL REPORT TO SHAREHOLDERS]

                        World Class Engineering Services
     A growing number of SCI's existing and potential customers are in various stages of migrating from vertical to virtual integration and will increasingly rely on the Electronic Manufacturing Services (EMS) industry for new product development and introduction support. SCI is benefiting from this trend, having begun as an engineering oriented company and currently possessing the most extensive product development and related support resources of any EMS company. These engineering resources coupled with the Company's global supply chain, manufacturing, test, distribution, and after sale support capabilities serve to promote lasting strategic partnerships. Engineering support is a growing influence on customers' ability to realize their outsourcing objectives of lower total cost, shorter time to market, reduced capital investment, enhanced risk management, access to leading technologies, and flexible manufacturing and distribution capacity.
     The depth and breadth of SCI's engineering resources and capabilities clearly differentiate the Company from its competitors with customers seeking to enhance the product development process through an EMS relationship. SCI is expert in the design of products and systems with particular emphasis on computer, communications, and instrumentation technologies. Product development engineers and technical support personnel serve SCI's customers with electronic, mechanical, software, and system engineering. The Company has in excess of 2,000 engineering personnel including the additional disciplines of quality, reliability, component, manufacturing, test, industrial, and environmental engineering.
     SCI's   Technology   Division,   headquartered   in  Huntsville,   Alabama,
exemplifies the Company's engineering expertise. The Division was formed by consolidating the Company's former Government Division engineering activities with commercial product development resources assembled in recent years to support a growing number of customers' new product initiatives. The Division provides its engineering services company wide. Resources have been expanded to include a full range of hardware and software simulation, design validation, environmental testing, and agency approval capabilities. Numerous products currently manufactured by SCI reflect Company involvement in the product development cycle including, in many cases, full responsibility for new product design and introduction.
     The Company also operates design centers in its Asian and European Divisions. These centers collaborate with the Technology Division to provide customers with broad geographical coverage of an extensive range of product development and other engineering capabilities.


[PAGE 7 OF ANNUAL REPORT TO SHAREHOLDERS]
                     Leading Edge Manufacturing Technology
     SCI's manufacturing processes and equipment are second to none. The Company aggressively invests in the very latest manufacturing and electronic interconnect technologies while maintaining a high level of activity in preparation for future ones. Equipment is continuously upgraded or purchased to provide increased production throughput, higher productivity, greater accuracy and reliability, utilizing the latest assembly technologies.
     The Company assembles high volumes of printed circuit assemblies using leaded semiconductor devices with lead spacings as close as 0.010 inches and discrete components with package size designations as small as 0201 (0.020 x
0.010 inches). The Company also produces assemblies using plastic or ceramic area array-based component packages with input/output counts as high as 1657. The Company routinely integrates conventional microelectronics technology with surface mount technology (SMT), and produces assemblies that incorporate COB (chip-on-board); TCP (tape carrier package); MCM-L (multichip module on laminate); and CSP (chip scale package) interconnect technologies.
     During the year SCI selected and began installing a new suite of standardized Computer Integrated Manufacturing (CIM) hardware and software tools to significantly enhance manufacturing operations. This company wide hardware and software implementation will provide automated machine programming and production line optimization, and will generate production and test programs directly from customer design files. These tools make component data available from an online data base, more easily manage documentation and changes, and provide comprehensive status reporting of the manufacturing and test processes to manufacturing personnel and management.
     SCI's Technology Roadmap is managed by a technology council with representatives from plants in all operating divisions. This roadmap assures that no gaps exist between the Company's technology offerings and customer or industry direction. Best manufacturing practices are shared company wide to continuously enhance mature process technologies. New technologies are supported by standardized processes and equipment developed and chosen by carefully selected teams of manufacturing and test technology experts.
     The Company is committed to preserving the environment and works to identify and incorporate state-of-the-art environmentally friendly materials into its manufacturing processes. During fiscal 2000, the Company plans to complete registration of all its plants to the ISO 14001 standard which specifically addresses environmental management systems.

--------------------------------------------------------------------------------
Eight pictures across bottom of pages 6 and 7 of the inside of SCI manufacturing facilities.
--------------------------------------------------------------------------------

[PAGE 8 OF ANNUAL REPORT TO SHAREHOLDERS]

                            Evolving Support Systems

Supply Chain  Management
     During fiscal 1999 SCI's worldwide manufacturing operations purchased more than 20.5 billion parts from approximately 17,500 suppliers. These activities necessitate exact control of the flow of materials from suppliers through the production process and to the customer. Supply Chain Management assures this control while saving time and money in the material acquisition and manufacturing process. SCI will continue to enhance its supply chain management capabilities and organization in support of Company growth and customer service.
     Supply Chain Management at SCI functions through a network of three regional purchasing centers in North America, Asia, and Europe and material planning groups located in all SCI plants around the world. Operations are governed by company wide policies which utilize a single systems architecture and operating environment. At each plant material planners release requisitions based upon customer requirements that are automatically converted to purchase orders and electronically sent to SCI's suppliers on a real time basis. This electronic information transfer is accomplished through a unique SCI developed supply chain order processing system. The process efficiently links order information among SCI customers, manufacturing plants, and suppliers.
     To assure continuity of supply beyond the customers' order horizons, a capability for supplier forecasting has also been developed. This system accepts customer forecasts for a period of up to 12 months and utilizes SCI's networked computers to generate supplier forecasts, assuring that suppliers immediately comprehend and provide for the requirements of the Company's customers.
     To improve responsiveness to customers' changing order requirements, the Company during the year initiated a Supplier Managed Inventory (SMI) program. Under the SMI program, component suppliers own and store inventory in a warehouse (a "Hub") in proximity to an SCI plant. The Hub warehouse delivers components directly to the manufacturing plant on a Just-In-Time basis.
     Major customers have been pleased with the increased inventory turnover, reduced obsolescence, lower material cost, and improved flexibility in the management of material flow resulting from the supply chain management program. Future enhancements to the Company's supply chain capabilities include web-based information access for suppliers, customers, and all SCI plants to provide improved responsiveness to customer requirements globally.

Information Technology
     Information Systems has become a significant differentiator within the Electronic Manufacturing Services Industry. Customers view robust and fully integrated Information Systems as important as such traditional factors as equipment, material sourcing, and global reach.
     A critical factor in SCI's growth is the seamless implementation of its computer and communications systems. SCI was an early implementer of uniform systems across the Company, an attribute that many competitors are just now striving to achieve. Continued improvement and development in this area has allowed SCI to grow its business on a global basis while continuing to provide timely information for internal and customer use.
     The Company's system hardware is configured in a multitier structure that begins with a corporate Enterprise Server, connected to plant servers, and then to individual desktops. The software is a combination of off-the-shelf packages (heavily utilized in the administrative areas) combined with customized (largely internally developed) application systems for manufacturing processes.
     Constant improvement in systems capabilities provides the Company and its customers with real time worldwide access to inventory data at all of SCI's 34 plants. The Company has also invested in manufacturing systems that accommodate Electronic Data Interchange (EDI) receipt of orders, build-to-order processes with 48-hour or less turnaround times, and "data warehousing" of online inventory and supply chain status. Financial systems have been enhanced to accommodate the unique regulatory requirements of the markets SCI serves.
     Shop floor data collection, statistical quality control, and process control systems are also available at each manufacturing location. Powerful order fulfillment systems are fully integrated and customer accessible, providing maximum flexibility of demand management. The SCI Information Systems organization is staffed with more than 100 professional personnel that not only provide new feature implementation and installation services to all SCI plants but also provide 24-hour support for all systems.
     More tightly coupled information data exchange between SCI and its suppliers and customers, including expanded use of the Internet, will evolve in the future. SCI currently utilizes the latest Internet hardware and software technology and is well positioned to capitalize upon the rapid advances occurring in e-commerce implementation.

[PAGE 9 OF ANNUAL REPORT TO SHAREHOLDERS]

                                 Quality Awards
--------------------------------------------------------------------------------
The company name and/or logo for 18 companies.
--------------------------------------------------------------------------------

SCI's Continuing Commitment to Quality
     SCI is committed to Total Customer Satisfaction by providing the highest quality products and services in the industry. The Company fosters an environment of defect prevention and continuous improvement in every element of the business and to this end empowers employees to achieve their best in individual performance and teamwork.
     Quality has been a driving force at SCI throughout its history. Founded as a supplier to the United States' manned space flight program, the Company developed and still maintains an operating philosophy built around a necessity for quality of performance second to none.
     Commitment to quality did not diminish when SCI diversified into commercial manufacturing. In fact, the Company is able to conclusively demonstrate to large OEMs that product quality is not compromised by outsourcing but is often significantly enhanced by the disciplines inherent in the EMS model. The same quality philosophy that successfully put SCI products into outer space has sustained the Company through the evolution and growth of its global operations and the ongoing introduction of state-of-the-art manufacturing technologies and services.
     All SCI plant sites were certified to the appropriate ISO 9000 international standards for quality in 1992 and 1993. All facilities added since then have been certified within the first year of operation.
     With growing competition in today's EMS marketplace, the industry worldwide recognizes that quality is essential to increasing customer satisfaction and confidence. In this environment SCI management views high quality as critical to its ongoing growth. Company quality standards are high and quality performance is both expected and required of all employees of the Company.
     SCI's commitment to quality has resulted in numerous customer awards and recognitions, some of the most recent of which are identified by the logos above.


[PAGE 10 OF ANNUAL REPORT TO SHAREHOLDERS]

                   Organization Broadest Geographic Coverage

Company Organization
     The Company is organized into decentralized divisions and plants with leadership, oversight, and certain core services provided from the corporate center. Core services include finance, human resource development, credit review, tax management, systems operations and development, strategic purchasing, legal review, and global account management for multinational customers. Division management provides leadership to the plants while implementing corporate policy compliance. The plants provide engineering and manufacturing services and are the Company's primary interface with customers. At the end of fiscal 1999, SCI operated 34 manufacturing plants in 16 countries organized into 8 divisions.

Technology Division
     This Division consists of three plants in Alabama and a plant in Colorado. The Division was formed by combining SCI's domestic commercial development engineering and support resources with its former Government Division to allow the Company to focus technology resources on a range of commercial and government activities. In addition to manufacturing products for its own customers,the Division serves as a corporate wide resource to design and support customer products manufactured in any SCI facility. The Division's product line ranges from military and space products built and tested to exacting standards, to a range of commercial products built to order in lot size of one and delivered directly to the customer base.

Personal Computer Division
     This Division has two plants in Alabama and a plant in The Netherlands, all producing a variety of finished personal computers (PCs) in high volumes. One plant is the largest production facility for a customer's global corporate PC business. Another provides assembly of a family of finished consumer PC products for the North American market. The Netherlands plant provides final assembly of PCs for the European market.

Western  Division
     The three plants of this Division are located in California, South Dakota, and Colorado, and serve the Western United States. The plants operate a large number of automated assembly lines and offer a full range of manufacturing services, primarily in high-mix

[PAGE 11 OF ANNUAL REPORT TO SHAREHOLDERS]

medium volume production of subassemblies for major customers. The Division's plants provide extensive new product introduction services.

Southeastern Division
     This Division serves customers in the Southeastern United States from three plants in Alabama and one plant in North Carolina. One Alabama plant specializes in general machining, sheet metal fabrication, plastic molding, and system integration of precision mechanical products. This plant's services are available to all SCI plants. High-volume products of this Division include medical devices and satellite TV receivers.
     A plant in Brazil provides production support for global customers' South American market. The plant is well positioned to capitalize on excellent growth opportunities in that promising regional market.

Northeastern Division
     The three plants of this Division - in Maine, New Hampshire, and Quebec - serve the Northeastern United States and Canada. The plants primarily produce subassemblies for graphics equipment and for the data communication and telecommunication industries. The plants also perform final assembly of several computer products.

Mexican Division
     This Division has two plants in Guadalajara and one each in Monterrey and Mexico City and operates SCI's largest number of automated production lines. The Division provides services to multinational customers for the North American computer, peripheral, and high-end consumer product markets.

Asian Division
     From plants in Singapore, Thailand, Malaysia, and mainland China, the Asian Division serves its region with a large number of high-volume automated assembly lines. The plants produce subassemblies for shipment to numerous customer final assembly plants, as well as finished products for multinational distribution.

European Division
     This Division operates seven plants located in Scotland, Ireland, France, Hungary, Finland, Sweden, and Spain. SCI's European capacity has expanded rapidly in recent years. Division plant capabilities offer a full line of production services to a sizeable number of global customers in proximity to their European markets. Principal markets include telecommunication equipment, peripheral products, and multimedia TV reception units.

--------------------------------------------------------------------------------
                       SCI Facilities Around The World
A  map  of  the  world  pin  pointing  the   following   SCI  plant   locations:
Pointe-Claire, Rapid City, San Jose, Colorado Springs, Fountain, Huntsville, Augusta, Hooksett, Graham, Guadalajara, Mexico City, Monterrry, Pathum Thani, Penang, Singapore, Kunshan, Hortolandia, Motala, Leganes, Oulu, Irvine, Fermoy, Grenoble, Leek, Tatabanya
--------------------------------------------------------------------------------

[PAGE 12 OF ANNUAL REPORT TO SHAREHOLDERS]

                               Facility Additions

     During the fiscal year SCI continued its strategic capacity and geographic expansion programs, adding a number of new plants and expanding existing ones. These activities significantly extended the Company's global manufacturing capacity.
     The facility in Lacey's Spring, Alabama, added capacity and capabilities in support of Company requirements for design and production of mechanical products.
     The Fermoy, County Cork, Ireland, plant completed its second phase. This new construction has more than doubled the original size of the plant.
     The Company began operations in Phase I of a "green field" plant in Apodaca, Nuevo Leon, Mexico, near Monterrey. The plant is only 125 miles from the U.S. border and is an advantageous source of manufacture for products destined for U.S. end markets.
     The Company opened Phase I of a second Guadalajara, Jalisco, Mexico, plant. This facility was specifically designed for efficient production and distribution of finished products.
     At the request of a large customer, a new plant was established in Huntsville, Alabama. This plant is dedicated to the manufacture and distribution of computers for rapidly growing segments of the consumer market.
     An ongoing operation in Kunshan, Jiangsu, China, was acquired by the Company, affording SCI an opportunity for geographic diversification consistent with its objective of global customer service. SCI will continue to manufacture products for the previous owner under a multiyear agreement and will also utilize the facility to support an expanding customer base in the China market.

--------------------------------------------------------------------------------
Six pictures on the page with the captions:
1.) The operation in Lacey's Spring, Alabama, completed and expanded into its sixth building during the year.
2.) The Fermoy, County Cork, Ireland plant completed its second phase expansion, more than doubling its original size.
3.) A startup operation in Apodaca, Nuevo Leon, Mexico, began production in the first phase of its newly constructed facility.
4.) The Company's fourth Mexican plant began operations in a new building located in a suburb of Guadalajara, Jalisco, Mexico.
5.) A new plant in Huntsville, Alabama, was completed and placed in full operation during the year.
6.) Acquisition of an existing plant in Kunshan, Jiangsu, China, furthered the Company's strategic geographical diversification.
--------------------------------------------------------------------------------

[PAGE 1 OF EXCERPTS FROM FORM 10-K]


                            EXCERPTS FROM FORM 10-K
                                 FOR FISCAL 1999

                  (Except for the sections of SCI Systems, Inc.
      Annual Report to Shareholders expressly incorporated in the Form 10-K by reference, the Annual Report to Shareholders is not to be deemed filed with the Securities and Exchange Commission)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-K

               [...X...] ANNUAL REPORT TO SHAREHOLDERS PURSUANT TO
                      SECTION 13 or 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 1999

                           Commission File No. 0-2251

                                SCI SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                                     PART I

From time to time the Company may publish or express forward-looking statements relating to such matters as anticipated financial performance, business prospects and outlook, plant expansions, foreign sales and currency risks, technological developments, price competition, operating margins, liquidity, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In compliance with such safe harbor terms, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from past performance or from anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may cause actual results to differ materially include component availability and pricing, management of growth, customer concentration, customer order flow, competition, technological change, trends in selling prices for the Company's customers' products, foreign currency fluctuations, projected capital expenditures, year 2000 readiness, qualitative market risk disclosures, and other similar statements. Such statements generally contain the words "may," "believes," "anticipates," "estimates," "expects," and words of similar import. These statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated, including, without limitation, the risks described herein.

Item 1. Business.

SCI Systems, Inc. is a diversified international electronics engineering and manufacturing services provider. SCI designs, manufactures, distributes, and services electronic products for virtually every electronics market area. Markets served include the computer, peripheral product, telecommunications, data communications, medical, industrial, consumer, aerospace, defense, and entertainment industries, as well as the U.S. Government.

Founded in 1961, the Company was strongly engineering oriented - with the U.S. Government's National Aeronautics and Space Administration (NASA) and its prime contractors as early customers. Building on a strong technical and engineering base which is still maintained today, SCI participated in a number of significant Government programs and expanded into the commercial arena.

Company activities are conducted through eight operating divisions, with six organized geographically and two structured along functional lines. Each division operates multiple plants which design and manufacture components, subassemblies, and finished products primarily for original equipment manufacturers, but also for a variety of service providers and government agencies. The divisions offer a full range of services, from design through distribution to after-sale support.

Although the Company derives much of its revenue from hardware manufacturing and maintains a broad technology base, it is primarily a vertically integrated engineering and manufacturing services provider with dedication to close customer interaction forming the cornerstone of its activities.

Marketing, Customer Concentration, and Dependence on the Electronics Industry

A majority of the Company's revenues are derived from direct sales to original equipment manufacturers. Marketing is conducted primarily by factory-based personnel in Brazil, Canada, Finland, France, Hungary, Ireland, Malaysia, Mexico, The Netherlands, People's Republic of China, Singapore, Spain, Sweden, Thailand, the United Kingdom, and the United States. The Company advertises on a small scale and participates in a modest number of industry trade shows.

Although the Company has several hundred customer accounts, in any particular period a significant percentage of sales is derived from a limited group of customers. Sales to individual customers that exceeded 10% of annual sales in any of the last three fiscal years were: Hewlett-Packard, $2,465 million in 1999, $2,692 million in 1998, and $2,054 million in 1997; Compaq, $840 million in 1999; Dell, $681 million in 1999; and Apple Computer, $1,134 million in 1997. In fiscal year 1999 the Company's ten largest customers contributed more than 75% of revenues. Significant reductions in sales to any of these customers could have a material adverse effect on the Company's results of operations. Customer contracts can be canceled and volume levels changed or delayed at any time without notice. Timely replacement of canceled, delayed, or reduced contracts with new business cannot be assured. These


[PAGE 2 OF EXCERPTS FROM FORM 10-K]
risks are exacerbated as a majority of the Company's sales are to customers in the electronics industry, which is subject to rapid market and technological changes and frequent product obsolescence. Factors affecting the electronics industry in general or any of the Company's major customers in particular could have a material adverse effect upon the Company's results of operations.

The Company's major contracts are with customers in the high technology industry. Credit terms relating to both accounts receivable and contract inventories are extended to customers after performing credit evaluations. When significant credit risks exist, letters of credit or other appropriate security are generally requested. However, credit losses on customer contracts have occurred in the past and no assurances can be given that credit losses, which could be material, will not reoccur.

Order Backlog

In recent  years,  components  used in the Company's  products have  experienced substantial price and lead time fluctuations. These fluctuations have significantly affected the timing and size of order placements by the Company's customers. Consequently, backlog is not considered a definitive indicator of future revenue. Backlog at June 30, 1999, approximated $3.1 billion as compared with $2.6 billion at June 30, 1998.

Growth  Management

The Company has experienced rapid growth over recent years. It has acquired and built facilities in several locations and continues to do so. There can be no assurance that historical revenue growth will continue or that the Company will successfully manage existing operations or future plants it may acquire or build. As the Company manages its operations and expands geographically, it may experience -- as it has in the past, inefficiencies related to new operations and broadened geographic diversification. The Company may be adversely affected by new and acquired facilities that do not achieve growth sufficient to offset increased expenditures associated with geographic expansion. In addition, should the Company increase expenditures in anticipation of future sales levels which do not materialize, profitability could be adversely affected. Moreover, occasionally customers may require rapid production increases which can stress the Company's resources.

Acquisitions

The Company  over the last three years has acquired  several  assets and several
operations   from  its  customers  and  entered  into  multiyear   manufacturing
agreements for related products.

The Company has also acquired the Mexico City and Brazilian manufacturing operations of Group Technology Corporation, a competitor, in June 1997.

The Company acquired various assets and operations from Ericsson Telecom, AB in support of an agreement wherein SCI was designated as one of Ericsson's primary manufacturing partners. The principal manufacturing assets acquired from Ericsson were certain assets in Sweden during fiscal 1998, a Leganes, Spain, operation in October 1998, and Mexico City assets in August 1998. Also in support of being designated as a customer's manufacturing partner, the Company acquired certain Nokia Corporation manufacturing operations in Motala, Sweden, and Oulu, Finland, in May and June 1998.

In May 1999, the Company acquired the operations of Hewlett-Packard's Verifone, Inc. Kunshan, China, plant near Shanghai. This facility will also be used for manufacturing other SCI customer products. The Company acquired computer manufacturing operations of Intergraph Corporation in October 1998. These operations are being consolidated into two of the Company's Huntsville, plants.

Subsequent to fiscal year end, in August 1999 the Company entered into an agreement with Nortel Networks Limited for the purchase of its Brockville, Ontario, manufacturing plant and assets of two other Nortel plants.

Seasonality

The Company has not historically considered its business to be consistently seasonal, although seasonal demands for its customers' products sold to consumers may impact quarterly revenues. In recent periods the proportion of the Company's products ultimately sold at retail has expanded, which has increased seasonality in the Company's sales. Operating margins have seen seasonal fluctuations in the past, particularly in the first fiscal quarter due to slowing effects of the summer season. The Company believes these seasonality effects may continue.

Global Business Considerations

The Company operates internationally with the majority of revenue generated in the United States, but with significant foreign activities. The Company's U.S. export and foreign sales were $2.924 billion in 1999, $2.292 billion in 1998, and $1.514 billion in 1997, representing 44% of total sales in 1999, 34% in 1998, and 26% in 1997.

Much of the Company's manufacturing material is sourced from international suppliers. The Company is subject to the risks of currency fluctuations, possible funds transfer restrictions, and the burden of compliance with a variety of laws.

(See Note G to the 1999 Consolidated Financial Statements, incorporated herein by reference.)

Patents and Licenses

Patents are not significant to the Company's business. The Company believes that its success depends more upon the


[PAGE 3 OF EXCERPTS FROM FORM 10-K]
creativity of its personnel than upon patent ownership. Because of rapid technological change and rate of new patent issuance, certain of the Company's products, manufacturing processes, and purchased equipment may inadvertently infringe others' patents. If patent infringements inadvertently occur, the Company believes that, based upon industry practice, necessary licenses can be obtained without material adverse impact; however, there can be no assurance given to that effect.

Competition and Other Factors

The Company primarily operates in the Electronics Manufacturing Services (EMS) Industry. The Company competes against numerous domestic and foreign companies. It also faces competition from current and prospective customers who evaluate the Company's capabilities against the merits of internal manufacturing. Competition varies depending upon the type of service offered and the geographic area of competition. Competition is intense and is expected to continue to be so as more companies enter the EMS industry and existing ones expand capacity. The Company could be adversely affected if its competitors introduce superior or lower priced services or products. During the last three fiscal years electronics manufacturing services accounted for over 90% of total revenues.

The Company devotes considerable resources to designing and developing new products, internal information systems, and advanced manufacturing processes. Computer aided design centers are employed at strategic regional plants. New product development is usually undertaken in support of customer contractual requirements. (See Note A to the 1999 Consolidated Financial Statements, incorporated herein by reference.)

The Company has developed internal systems to support its customers' manufacturing information requirements, including customized finished products assembly for delivery directly to distribution channels or directly to end users. Such systems are important to obtaining future contracts and maintaining existing contracts.

To remain competitive the Company must continue to develop and provide technologically advanced engineering services, information systems, and manufacturing processes. It must also maintain high quality, offer flexible delivery schedules, deliver products on a timely basis, and continue to price its products and services competitively. Failure to satisfy any of the foregoing requirements could adversely affect the Company.

Component Availability and Impact on Sales

Components are sourced on a global basis. Component availability is periodically subject to constraints, shortages, and abundances. Many components are available only from a limited number of sources. Some components are subject to periodic allocation by suppliers. Although no assurances can be given, the Company has generally been able to obtain adequate supply to maintain production when shortages occur. However, shipment delays have occurred and may reoccur. Significant component constraints could adversely affect the Company. The Company's sales are mainly generated from turnkey manufacturing services. Accordingly, average selling prices (ASPs) for the Company's products fluctuate proportionally to component prices. During fiscal 1999 components were generally readily available and significant price reductions were experienced.

Possible Termination of Government Programs

The Company's contracts with the U.S. Government and its prime contractors are subject to audit and termination at the election of the Government. The Company believes that its ongoing principal government programs will continue to be funded, but there can be no assurance given to that effect. No single current government program accounts for more than 1% of consolidated revenues.

Employees

At June 30, 1999, the Company directly employed 25,235 individuals, of which 9,360 were based in the United States. Except for nine foreign plants, employees are not subject to collective bargaining agreements. There have been no work stoppages caused by employee activities. The Company believes that its employee relations, in general, are good.

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

Variations in Operating Results

The Company's operating results are dependent upon its ability to identify and react in a timely manner to changes in business conditions and customer requirements, especially the Company's actions in balancing inventory quantities; property, plant, and equipment capacity; staffing levels; and liquidity amounts. Accordingly, operating results could vary over time as such conditions change.

Item 2. Properties.

The Company increased its facilities in fiscal 1999 to accommodate existing business volume and that anticipated in the near term. Domestically the Company owns, or finances with Industrial Revenue Bonds (treated as purchases for financial statement purposes), facilities in Alabama, California, Colorado, Maine, New Hampshire, North Carolina, and South


[PAGE 4 OF EXCERPTS FROM FORM 10-K]
Dakota, with total area of 2,962,800 square feet. Internationally the Company owns facilities in Brazil, Canada, France, Hungary, Ireland, Malaysia, Mexico, People's Republic of China, Singapore, Thailand, and the United Kingdom, with total area of 1,818,500 square feet and leases space in Finland, Mexico, The Netherlands, Spain, Sweden, and the United States, with total area of 773,600 square feet. An owned plant is under construction in The Netherlands to replace the leased one there. A 200,000 square foot domestic manufacturing facility leased by the Company will be vacated and consolidated with Company owned facilities in the first half of fiscal 2000. Miscellaneous space amounting to 19,355 square feet is also leased in various locations. The Company believes its facilities are modern, in good repair, and suitable for operations conducted therein.

An additional 454,000 square foot facility was added with the acquisition of Nortel Networks Limited's Brockville, Ontario, Canada, manufacturing plant in August 1999.

Item 3. Legal Proceedings.

The Company is a party to several lawsuits incidental to its various activities and incurred in the ordinary course of business. The Company believes that it has meritorious claims and defenses in each case that either will absolve it of or limit its liability. The Company believes it has adequately provided for any likely material adverse outcome of pending litigation. After consultation with counsel, it is the opinion of management that, although there can be no assurance given, none of the associated claims when resolved will have a material adverse effect upon the Company's consolidated financial position. (See
Note I to the Company's 1999 Consolidated Financial Statements, incorporated herein by reference.)

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

Item 4. Submission of Matters to a Vote of Security Holders. --None

                                     PART II
Item 5.  Market  for the  Registrant's  Common  Stock  and  Related  Stockholder
Matters.

At August 24, 1999, there were 1,888 shareholders of record. See Note K to the Company's 1999 Consolidated Financial Statements, incorporated herein by reference, for fiscal year 1999 and 1998 quarterly high and low stock prices. The Company's Common Stock is traded on the New York Stock Exchange.

The Company has not paid cash dividends on its Common Stock to date. Payment of dividends is restricted as described in Note B to the Company's 1999 Consolidated Financial Statements, incorporated herein by reference. The Company has paid stock dividends in the past in the form of common stock splits, lastly in August 1997.

Item 6. Selected Financial Data.

See page 1 of the Company's 1999 Annual Report to Shareholders, incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

1999 Results Compared With 1998

Sales declined slightly (1.4%) in 1999 to $6.71 billion from $6.81 billion in 1998. As an electronics manufacturing services provider, the Company's sales are affected by shifts in customers' market shares and product changeovers. Certain of these shifts and product changeovers, together with declining average selling prices, accounted for lower sales in 1999. Domestic sales declined in 1999 as a result of these factors and manufacturing contract transfers by customers to lower cost foreign operations. Declining average selling prices are expected to continue during fiscal 2000.

Finished product sales continue to represent approximately 50% of the Company sales. Such sales inherently carry lower operating margins than subassembly level products. This lower operating margin is offset by higher associated asset turnovers.

Sales of the Company's foreign operations increased to 42% of total 1999 sales from 31% in 1998. Foreign sales ratio is expected to continue to increase as demand for lower cost foreign manufacturing persists. Growth in foreign sales also affects average selling prices because of their generally lower manufacturing costs.

Foreign sales grew, especially in Europe and Mexico. Europe's sales growth benefitted from the acquisitions of Scandinavian facilities in May 1998, and a Spanish facility in October 1998, together with the first full year production of a plant in The Netherlands and maturing of the Hungarian plant. Mexico's sales growth mainly resulted from expanded capacity installed during the year. Further capacity expansions in Canada, Hungary, Mexico, and The Netherlands are planned for 2000.

Operating margins declined to 3.50% in 1999 compared with 3.78% in 1998. This decline resulted primarily from startup and transition costs of new and enlarged facilities and


[PAGE 5 OF EXCERPTS FROM FORM 10-K]
projects, industry price pressures, and increased foreign currency exchange losses.

Brazil's currency devaluations affected product pricing and business volumes. The Company uses the U.S. dollar as the functional currency for its Brazilian operation since the major expenditures for that operation are transacted in dollars. The Brazilian economy is believed to be stabilizing and the SCI Brazilian operation's performance is expected to improve.

Net interest expense declined in 1999 mainly because of lower borrowing requirements and the conversion of outstanding convertible notes in May 1999. (Reduced interest expense resulting from the conversion had no effect on diluted earnings per share as it is added back for this per share calculation.) Net interest expense is expected to increase in 2000 because of forecast increased use of credit lines for planned growth. Interest income netted against interest expense was earned from temporary cash investments. Interest income declined because of reduced amounts of short-term investments.

Increased amounts of lower taxed foreign earnings accounted for the reduced effective income tax rate in 1999 (36.5% in 1999 compared with 38.5% in 1998). The Company has fully provided for U.S. income taxes on that portion of foreign earnings it does not consider permanently invested. The effective income tax rate may decline somewhat in the future if lower taxed foreign earnings become a greater percentage of taxable income as forecast.

Net income decreased as a percentage of sales in 1999 (2.05% in 1999 compared with 2.13% in 1998) mainly as a result of lower operating margins.

Capital Resources and Liquidity

Working capital at June 30, 1999, increased to $876 million from $759 million at June 30, 1998. This change primarily resulted from increased accounts receivable and inventories in support of larger quarterly revenues. Accounts payable and accrued expenses increased as well. Other current assets increased primarily because of additional recoverable foreign value added taxes (V.A.T.) resulting from larger foreign sales. Current ratio declined modestly to 1.9 at June 30, 1999, from 2.0 a year earlier.

Available liquidity at June 30, 1999, was $901 million, supplied by $685 million in unused credit facilities and $216 million in cash. Lower liquidity is expected in fiscal 2000 as anticipated acquisitions and internal growth utilize funds. With shareholders' equity now exceeding $1.1 billion, additional financing is believed to be available to the Company as needed. Accordingly, the Company believes it can adequately fund its expected growth in the intermediate term.

Capital expenditures decreased in 1999 from the 1998 level as revenues stabilized. Capital expenditures are expected to substantially increase in fiscal 2000 as the Company expands acquisition and building activity. Capital expenditures could exceed $500 million under existing plans. Changes in market conditions and acquisition opportunities can impact actual capital expenditures substantially. The August 30, 1999, acquisition of Nortel Networks' Brockville plant and manufacturing assets was funded with existing liquidity.

Other noncurrent assets increased somewhat due to increased Goodwill and deferred compensation investments (other than the Company common stock) held in Rabbi trusts. The Company common stock held in Rabbi trusts is shown as a reduction to shareholders' equity beginning in fiscal 1999 in accordance with EITF 97-14.

Year 2000 Readiness

The Year 2000 compliance issue refers to a condition in computer software where a two digit field rather than a four digit field is used to distinguish a calendar year. Unless corrected, some computer programs may not function on January 1, 2000 (and thereafter until corrected), as they will be unable to distinguish the correct date. Such an uncorrected condition could significantly impact the Company, possibly resulting in disruption to its operations, and possibly subjecting it to legal liabilities.

The Company has updated much of its existing software for Year 2000 compliance by acquiring new or upgraded third party software packages, and by modifying existing internally developed software. The Company has tested all significant software for Year 2000 readiness and expects to have all such software compliant, tested, and installed by the end of October 1999. The Company believes it has sufficiently reduced mechanical equipment microcontroller Year 2000 exposure through substantial compliant equipment additions or replacements.

The possibility exists, however, that the Company may fail to correct an internal Year 2000 issue in its software or manufacturing equipment. The Company believes this possibility would not significantly impact its operations, as it should be able to effectively conduct its business using Year 2000 compliant software and equipment currently installed.

Based on inquiries to date, the Company believes satisfactory progress has been made by its major vendors and customers on Year 2000 readiness.

The major exposure to the Company with Year 2000 readiness is believed to be the status of utility providers, especially in foreign countries. Not only could the Company's production be disrupted if one of its utility providers fails to be fully Year 2000 ready, but also indirectly if a parts supplier's utility provider is not Year 2000 ready. A prolonged utility outage could significantly adversely affect the Company until production is shifted to other facilities or to suppliers not impacted by utility outages.


[PAGE 6 OF EXCERPTS FROM FORM 10-K]
To date, Year 2000 readiness cost to the Company has been approximately $7 million (including upgrades to existing systems).

1998 Results Compared With 1997

Sales in 1998 increased to $6.81 billion from the $5.76 billion level of a year earlier. In spite of the effects of continued rapid declines of average selling prices, liquidation of excess customer distribution channel inventories, and essentially a full year of Asian economic turmoil, net revenues grew 18.1%. Outsourcing of manufacturing services continued to gain momentum. Finished product sales accounted for approximately 50% of 1998 sales.

The Company's Mexican operations had substantial sales growth in 1998 due to higher customer demands for its lower cost manufacturing operations. This growth, together with improving European markets, accounted for larger percentage growth in foreign sales than domestic sales.

Consolidated operating margins improved to 3.78% in 1998 from 3.58% in 1997. Foreign operating margins declined as a result of increased pricing pressures. The Company faced increased foreign competition as other competitors entered lower cost non-U.S. locations.

Net interest expense was 0.31% of sales in 1998 and 1997. Reduced interest income accounted for the increased net interest expense amount. Interest income declined as related invested cash was used to fund the 1998 growth.

The effective income tax rate declined to 38.5% in 1998 from 40.5% in 1997. This reduction resulted from lower U.S. income taxes being provided on undistributed foreign earnings.

Net income improved to 2.13% of sales in 1998 from the 1.96% in 1997 as operating margins improved.

Item 7a. Quantitative and Qualitative Disclosure About Market Risk.

Short-term interest rate changes can impact the Company's interest expense on its variable interest rate debt, as well as the discount (reflected as interest expense) on its accounts receivable sold under an asset securitization agreement. Variable interest rate debt of less than $42 million was outstanding at June 30, 1999. No amounts were sold under the asset securitization agreement at June 30, 1999. Accordingly, a change in short-term interest rates would currently have a minor impact on the Company. In the future, the Company expects changing interest rates to have a greater impact. Increased use of the asset securitization agreement and borrowings is expected to finance anticipated growth.

The Company predominantly conducts its foreign sales and purchase transactions in U.S. dollars or under customer contract provisions that protect against most major currency risks. The largest currency risk at June 30, 1999, was that associated with Brazilian operations. Unlike most other foreign operations of SCI, this plant is directly subjected to the effects of currency devaluation on certain customers' contracts until forward pricing is adjusted accordingly (normally monthly). During fiscal 1999 the Brazilian currency experienced severe devaluations. This devaluation adversely impacted the results of the Brazilian operation. At June 30, 1999, the Company had approximately $20 million of net current assets and $9 million of long-term intercompany advances subject to this currency exposure. Approximately $15 million of inventory is subject to repricing arrangements for currency fluctuations. The Company considers the Brazilian economic outlook, while improving, too uncertain to predict.

Other currency exchange risks primarily relate to current assets and liabilities denominated in other than the U.S. dollar. The Company endeavors to balance such items against each other where possible at individual operations. Accordingly, the Company does not believe the effects of changes in currency exchange rates upon such non-U.S. dollar transactions would be material.

Changes in certain foreign currency exchange rates impact the geographic areas where the Company's revenue is derived. When foreign currencies are devalued, manufacturing costs of plants in those countries may become more competitive with domestic plants.

The Company, when it believes it advisable, may enter into hedge contracts to reduce its currency risks on known transactions. Additionally, when deemed advantageous, the Company may enter into interest rate swap agreements to adjust the interest rate on existing debt. The Company has not entered into speculative interest or currency agreements, and it does not plan to do so.

[PAGE 7 OF EXCERPTS FROM FORM 10-K]
Item 8. Financial Statements and Supplementary Data.

Consolidated Balance Sheets
(In thousands of dollars except share data)

                                                          June 30,
                                             -----------------------------------
Assets                                          1999        1998        1997
--------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                    $  216,085  $  184,346  $  290,809
Accounts receivable, less allowances
of $12,630 in 1999, $11,100 in 1998,
 and $11,200 in 1997                            821,925     633,835     630,867
Inventories                                     719,008     639,283     569,846
Refundable and deferred federal and
 foreign income taxes                            12,522      10,876      43,950
Other current assets                             62,159      17,623      12,582
--------------------------------------------------------------------------------
                       Total Current Assets   1,831,699   1,485,963   1,548,054
--------------------------------------------------------------------------------
Property, Plant, and Equipment - Note B

Land and improvements                            29,515      26,977      23,613
Buildings and leasehold improvements,
 including construction in process              176,388     156,255     126,145
Equipment                                       734,180     671,023     499,182
Less accumulated depreciation and
 amortization                                  (492,098)   (418,158)   (347,943)
--------------------------------------------------------------------------------
         Net Property, Plant, and Equipment     447,985     436,097     300,997
--------------------------------------------------------------------------------

Other Noncurrent Assets                          42,976      22,668      20,801
--------------------------------------------------------------------------------
                               Total Assets  $2,322,660  $1,944,728  $1,869,852
================================================================================



Liabilities and Shareholders' Equity
--------------------------------------------------------------------------------
Current Liabilities
Accounts payable and accrued expenses        $  874,709  $  663,600  $  713,377
Accrued payroll and related expenses             44,142      34,529      28,084
Federal, foreign, and state income taxes         36,117      27,024      47,977
Current maturities of long-term debt                341       1,382       4,394
--------------------------------------------------------------------------------
                  Total Current Liabilities     955,309     726,535     793,832
--------------------------------------------------------------------------------
Deferred Income Taxes                            34,587      10,659       9,901
Noncurrent Employee Benefits                     27,094      19,075      17,148
Long-term Debt -Note B
Industrial revenue bonds                         21,119      21,215      21,310
Long-term notes                                 119,734     136,414     150,801
Convertible subordinated notes                      -0-     282,873     282,197
--------------------------------------------------------------------------------
                       Total Long-term Debt     140,853     440,502     454,308
--------------------------------------------------------------------------------

Commitments and Contingencies - Notes B and I

Shareholders' Equity
Preferred Stock, 500,000 shares authorized
 but unissued                                       -0-         -0-         -0-
Common Stock, $.10 par value:authorized
 200,000,000 shares; issued 72,138,237
 in 1999, 60,104,810 shares in 1998, and
 59,774,790 shares in 1997                        7,214       6,010       5,978
Capital in excess of par value                  469,393     180,464     172,910
Retained earnings                               703,796     565,948     420,863
Currency translation adjustment                 (11,288)     (4,124)     (4,747)
Shares held in Rabbi Trusts, 136,296 shares
 in 1999, at cost                                (3,957)        -0-         -0-
Treasury stock - 59,366 shares at cost             (341)       (341)       (341)
--------------------------------------------------------------------------------
                 Total Shareholders' Equity   1,164,817     747,957     594,663
--------------------------------------------------------------------------------
 Total Liabilities and Shareholders' Equity  $2,322,660  $1,944,728  $1,869,852
================================================================================

See notes to Consolidated Financial Statements.

[PAGE 8 OF EXCERPTS FROM FORM 10-K]

Consolidated Statements of Income
In thousands of dollars except per share data)

                                                    Years ended June 30,
                                             -----------------------------------
                                                1999        1998        1997
--------------------------------------------------------------------------------
Net sales                                    $6,710,785  $6,805,893  $5,762,656
Costs and expenses                            6,475,983   6,548,792   5,556,480
--------------------------------------------------------------------------------
                           Operating Income     234,802     257,101     206,176
--------------------------------------------------------------------------------
Other income(expense):
Interest expense (net of interest income of
 $7,141 in 1999, $9,347 in 1998, and $12,581
 in 1997)                                       (16,938)    (21,304)    (17,993)
Other income (expense), net                        (781)        114       1,251
--------------------------------------------------------------------------------
                 Income before Income Taxes     217,083     235,911     189,434
Income taxes - Note F                            79,235      90,826      76,721
--------------------------------------------------------------------------------
                                 Net Income  $  137,848  $  145,085  $  112,713
================================================================================
Earnings per share - Note C:
--------------------------------------------------------------------------------
Basic                                             $2.22       $2.42       $1.89
Diluted                                            2.01        2.13        1.69
================================================================================

See notes to Consolidated Financial Statements.







Consolidated Statements of Shareholders' Equity
(In thousands of dollars except number of shares)

                                    Number of                Capital in                  Currency      Rabbi   Treasury   Total
                                     Shares       Common      excess of   Retained     translation    Trusts    Stock  Shareholders'
                                   Outstanding     Stock      par value   earnings      adjustment    Shares              Equity


Balance July 1, 1996               59,184,424     $5,924     $165,177     $308,150     $ (6,649)     $   -0-   $(341)    $  472,261
Stock options exercised               531,000         54        7,733                                                         7,787
Net income for year                                                        112,713                                          112,713
Translation gain (loss)                                                                   1,902                               1,902
------------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1997              59,715,424      5,978      172,910      420,863       (4,747)         -0-    (341)       594,663
Stock options exercised               330,020         32        7,554                                                         7,586
Net income for year                                                        145,085                                          145,085
Translation gain (loss)                                                                     623                                 623
------------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1998              60,045,444      6,010      180,464      565,948       (4,124)         -0-    (341)       747,957
Stock options exercised               241,084         25        7,351                                                         7,376
Conversion of notes in May 1999    11,792,343      1,179      281,578                                                       282,757
Adoption of EITF No. 97-14           (136,296)                                                        (3,957)                (3,957)
Net income for year                                                        137,848                                          137,848
Translation gain (loss)                                                                  (7,164)                             (7,164)
------------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1999              71,942,575     $7,214     $469,393     $703,796     $(11,288)     $(3,957)  $(341)    $1,164,817
====================================================================================================================================

See notes to Consolidated Financial Statements.

[PAGE 9 OF EXCERPTS FROM FORM 10-K]

Consolidated Statements of Cash Flows
(In thousands of dollars)

                                                    Years ended June 30,
                                             -----------------------------------
                                                1999        1998        1997
--------------------------------------------------------------------------------
Operating Activities
Net income                                    $ 137,848   $ 145,085   $ 112,713
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                 123,905     103,534      76,848
  Deferred income taxes                          22,808      37,778     (22,599)
  Changes in current assets and liabilities:
   Accounts receivable                         (190,533)     (2,741)   (255,961)
   Inventories                                  (79,936)    (68,839)    (14,591)
   Refundable income taxes                         (522)     (3,946)       (271)
   Other current assets                         (45,215)     (5,028)      2,896
   Accounts payable and accrued expenses        224,893     (43,513)    310,502
   Income taxes                                  11,703     (16,480)     29,589
Other noncash items - net                        (4,692)     (1,939)      1,099
--------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES       200,259     143,911     240,225
--------------------------------------------------------------------------------

Investing Activities
 Purchase of property, plant, and equipment    (134,670)   (236,799)   (109,739)
 Other                                          (20,274)      2,403      (3,195)
--------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES         (154,944)   (234,396)   (112,934)
--------------------------------------------------------------------------------

Financing Activities
 Payments on long-term debt                     (30,877)   (241,748)    (66,010)
 Proceeds from long-term debt                    13,177     224,107     178,942
 Issuance of common stock                         4,609       3,090       3,935
--------------------------------------------------------------------------------
NET CASH (USED FOR) PROVIDED BY FINANCING
ACTIVITIES                                      (13,091)    (14,551)    116,867
--------------------------------------------------------------------------------

Effect of exchange rate changes on cash            (485)     (1,427)        158
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                     31,739    (106,463)    244,316
Cash and cash equivalents at beginning
 of year                                        184,346     290,809      46,493
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR      $ 216,085   $ 184,346   $ 290,809
================================================================================

Cash equivalents are primarily short-term interest bearing deposits.
Interest paid was $26,072 in 1999, $30,144 in 1998, and $28,179 in 1997.
Income taxes paid (net of refunds) were $48,775 in 1999, $76,221 in 1998, and $68,298 in 1997.

See notes to Consolidated Financial Statements.





Consolidated Statements of Comprehensive Income
(In thousands of dollars)

                                                    Years ended June 30,
                                             -----------------------------------
                                                1999        1998        1997
--------------------------------------------------------------------------------
Net Income                                    $ 137,848   $ 145,085   $ 112,713
--------------------------------------------------------------------------------
Currency translation (loss) gain                 (7,146)        623       1,902
Tax benefit (expense)                             2,615        (240)       (770)
--------------------------------------------------------------------------------
Other Comprehensive Income                       (4,531)        383       1,132
--------------------------------------------------------------------------------
COMPREHENSIVE INCOME                          $ 133,317   $ 145,468   $ 113,845
================================================================================

See notes to Consolidated Financial Statements.

[PAGE 10 OF EXCERPTS FROM FORM 10-K]

Notes to Consolidated Financial Statements

Note A - Accounting Policies
     Consolidated Financial Statements include accounts of the Company and its subsidiaries after elimination of material intercompany accounts and transactions. Generally Accepted Accounting Principles require that management make estimates and assumptions in the preparation of the Company's financial statements. Such estimates and assumptions affect the recognition of revenue and expenses, recorded values of assets and liabilities, and disclosure of contingent liabilities. Actual results could differ from these estimates and assumptions. The functional currency of the majority of the Company's foreign operations is the U.S. dollar.
     Sales and Cost of Sales are generally recorded as units are shipped. Costs and expenses principally represent engineering, manufacturing, and other costs incurred in support of customer contracts.
     Inventories primarily consist of costs incurred in support of customer contracts stated at the lower of cost (principally first-in, first-out method) or market, adjusted for potential contract valuation issues.
     Property, Plant, and Equipment are recorded at cost, and depreciated on the straight-line method over the estimated useful lives of individual assets. Leasehold improvements are amortized over the shorter of the lease term or useful lives. Estimated useful lives currently range between 3 to 5 years for machinery, equipment, furniture and fixtures; and 10 to 20 years for land improvements and buildings. Depreciation expenses amounted to $118,058,000 in 1999, $100,850,000 in 1998, and $75,092,000 in 1997.
     Goodwill included in other noncurrent assets is the unamortized excess of cost over the underlying net tangible value of assets acquired. Such assets are amortized on a straight-line basis over their estimated useful lives. The estimated useful life assigned to individual acquired Goodwill is established after reviewing its related product area, its market position and outlook, and other pertinent factors. Goodwill, net of amortization, at year end amounted to $21,033,000 in 1999, $4,842,000 in 1998, and $6,251,000 in 1997. Goodwill
amortization expense amounted to $3,866,000 in 1999, $811,000 in 1998, and $534,000 in 1997.
     Long-lived asset impairment reviews are regularly conducted by the Company using projected future cash flows and such other factors as prescribed by Statement of Financial Accounting Standard No. 121. During fiscal 1999, an impairment provision of $4,081,000 was provided for certain intangibles and equipment. This provision is reflected in the financial statements as depreciation and amortization expense.
     Deferred income taxes are provided on temporary differences as certain contract related revenues and expenses are reported in periods which differ from those in which they are taxed. U.S. income taxes in excess of estimated foreign income tax credits have not been provided on certain undistributed earnings of foreign subsidiaries aggregating $68 million at June 30, 1999, which are considered to be permanently invested. Otherwise, $15 million of additional deferred U.S. income taxes (net of related estimated foreign income tax credits) would have been provided.
     Research and Development is conducted by the Company under both customer sponsored and Company sponsored programs. Company sponsored programs include research and development related to government products and services, which are allocable and recoverable in the same manner as general and administrative expenses under U.S. Government regulations. Customer sponsored research and development costs are accounted for as any other program cost. Total research and development costs incurred by the Company were $35,281,000 in 1999, $36,961,000 in 1998, and $36,569,000 in 1997.
     General and administrative expenses included in costs and expenses approximated $26,519,000 in 1999, $24,279,000 in 1998, and $22,854,000 in 1997.
     Foreign currency exchange net gain (losses) included in costs and expenses approximated ($7,732,000) in 1999, $794,000 in 1998, and ($180,000) in 1997.
     Stock Split. The Company declared and paid a two-for-one stock split in the form of a 100% dividend in August 1997. All share and per share data in the financial statements reflect the effect of this stock split.
     Adoption of New Financial Accounting Standards. The Company does not anticipate any material difference in the presentation of its financial statements when it adopts FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

Note B - Long-term Debt
     Industrial Revenue Bonds. The Company is obligated by lease or guarantee for $21,545,000 at June 30, 1999, ($21,676,000 at June 30, 1998, and $21,707,000
at June 30, 1997) of industrial revenue bonds maturing through the year 2015. The majority of such borrowings currently bear variable interest ranging between 2.95% and 6.25%, and are secured by related properties or irrevocable letters of credit.
     Long-term Notes. The Company is obligated under mortgages and notes maturing through the year 2006 amounting to $20,128,000 at June 30, 1999, ($38,574,000 at June 30, 1998, and $56,535,000 at June 30, 1997). Substantially
all of the notes bear variable interest rates ranging between 2.97% and 5.53% at June 30, 1999. $2,200,000 of the June 30, 1999's balance is collateralized by the related properties.
     In July 1996 the Company borrowed $100,000,000 under a Senior Note agreement with a group of institutional lenders. The Notes bear interest at 7.59% and are payable in six annual installments of $16,667,000 beginning in July 2001. The interest rate may be adjusted upward by 0.75% if the Company fails to meet certain financial ratios.
     The Company has a credit facility with a group of domestic and international banks, consisting of a $260 million revolving credit line and a $150 million commercial paper agreement. The initial renewal date for this facility is December 8, 2002. Borrowings under the revolving credit line, at the Company's option, bear interest at a rate based upon either a defined Base Rate or the London Interbank Offered Rate (LIBOR) plus or minus applicable margins. The agreement allows the


[PAGE 11 OF EXCERPTS FROM FORM 10-K]
Company to enhance the marketability of its commercial paper with an irrevocable letter of credit in order to borrow at rates generally below revolving credit rates. Conversion privileges are provided in the event of nonsalability of commercial paper. At June 30, 1999, 1998, and 1997, no amounts were outstanding under the facility. Under the credit agreement, the Company must maintain certain financial ratios and meet certain balance sheet tests. Under the most restrictive provision of the credit agreement, $152,391,000 of June 30, 1999's retained earnings are available for the payment of cash dividends. A commitment fee of 0.125% is paid on the unused revolving credit amount. No compensating balances are required under the facility.
     Short-term borrowings may be drawn under the credit agreement. Because of the Company's ability and intent to refinance such borrowings, total borrowings under the agreement and other short-term borrowings expected to be refinanced, including commercial paper, may be classified as long-term.
     The Company has an asset securitization agreement under which up to $250,000,000 of certain accounts receivable can be sold with limited recourse. As funds are collected, additional eligible receivables may be sold to bring the outstanding balance to the desired level. At June 30, 1999 and 1998, no receivables were sold under the agreement compared with $35,998,000 at June 30, 1997. A commitment fee of 0.25% was paid in 1999 on the unused portion.
     Unused credit facilities and commitments at June 30, 1999, approximated $685 million.
     Convertible Subordinated Notes. In May 1999 the outstanding 5% Convertible Subordinated Notes due May 1, 2006, were substantially converted into 11,792,343 shares of Common Stock.
     Deferred charges netted against total year end long-term debt were $479,000 in 1999, $5,866,000 in 1998, and $7,040,000 in 1997.
     Debt, Lease, and Rental Payments. Long-term debt maturities for the next five fiscal years are: $341,000 in 2000; $1,454,000 in 2001; $16,798,000 in
2002;  $18,998,000  in 2003; and  $16,798,000 in 2004.  While the Company leases certain real property in its operations, annual rental expense and future commitments are not material to its operations.


Note C - Earnings Per Share
     Basic earnings per share are computed by dividing reported net income for the period by the weighted average number of shares of common stock outstanding during the period. A reconciliation of the net income and weighted average number of shares used for the diluted earnings per share computations follows:

(In thousands of dollars, except share data)    1999        1998        1997
--------------------------------------------------------------------------------
Net income                                     $137,848    $145,085    $112,713
Add back after-tax interest expense
 for convertible subordinated notes               7,965       9,232       8,956
--------------------------------------------------------------------------------
                        Adjusted net income    $145,813    $154,317    $121,669
================================================================================
Weighted average number of shares
 outstanding during period                   62,035,549  59,860,594  59,495,448
Applicable number of shares for stock
 options outstanding for period                 755,216     922,366     858,344
Number of convertible shares for
 outstanding convertible subordinated notes   9,821,499  11,794,872  11,794,872
--------------------------------------------------------------------------------
          Weighted average number of shares  72,612,264  72,577,832  72,148,664
================================================================================
Diluted earnings per share                        $2.01       $2.13       $1.69
================================================================================


Note D - Fair Value of Financial Instruments
     June 30, 1999's estimated fair values of the financial instruments represented by cash and cash equivalents approximated their recorded values. Convertible Subordinated Notes outstanding at June 30, 1998 and 1997, had a year end trading price of 161.70 and 145.25, respectively, on the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") Market. All other debt instruments' fair value is estimated to approximate their recorded value, as their applicable interest rates approximate current market rates.

Note E - Employee Benefit Plans
     The Company provides retirement benefits to its domestic employees who meet certain age and service requirements through three plans: a defined benefit supplemental pension plan; a qualified savings plan (401(k) Plan); and a deferred compensation plan. Pension plan benefits are computed based upon compensation earned during the member's career at the Company or its subsidiaries and years of credited service. The Company funds its retirement benefit obligations annually at an amount that approximates the maximum deductible for income taxes. Company contributions to savings and deferred compensation plans are equal to a percentage of employees' contributions and are fully funded when the liability is incurred. The Company's and employees' contributions to the deferred compensation plan are held in an irrevocable "Rabbi trust", Nonemployee Directors also participate in an irrevocable "Rabbi trust" deferred compensation plan. The Company also has defined contribution pension plans for its European employees who meet certain requirements, and savings plans for its Canadian and Thai employees. Company contributions to these various plans amounted to $8,403,000 in 1999, $7,482,000 in 1998, and $6,686,000


[PAGE 12 OF EXCERPTS FROM FORM 10-K]
in 1997. June 30, 1999's domestic pension plan's accumulated benefit obligation amounted to $38,862,000, compared with the fair value of its assets of $32,153,000. At June 30, 1999, domestic pension plan assets were invested 73% in equity based mutual funds, 21% in corporate bond mutual funds, and 6% in money market funds.

Note F - Income taxes

The provision for income taxes is summarized as follows:
(In thousands of dollars)                       1999        1998        1997
--------------------------------------------------------------------------------
Income before income taxes:
  Domestic                                     $131,809    $156,219    $126,173
  Foreign                                        85,274      79,692      63,261
--------------------------------------------------------------------------------
                                      Total    $217,083    $235,911    $189,434
================================================================================
Taxes currently payable:
  Domestic                                     $ 36,602    $ 55,977    $ 89,931
  Foreign                                        13,921      (2,929)      9,302
Deferred taxes:
  Domestic                                       10,131      15,419     (22,212)
  Foreign                                        18,581      22,359        (300)
--------------------------------------------------------------------------------
                                      Total    $ 79,235    $ 90,826    $ 76,721
================================================================================

The reconciliation of the provision for income taxes and that based on the
 U.S. statutory rate is:
(In thousands of dollars)                       1999        1998        1997
--------------------------------------------------------------------------------
Income taxes at U.S. statutory rate            $ 75,978    $ 82,569    $ 66,302
Effects of U.S.state income taxes,
 net of federal benefits                          2,999       5,780       5,406
Effects of loss carryforwards                      (657)         31       1,166
Effects of foreign operations                    (3,045)     (1,607)       (519)
Permanent differences                             3,960       4,053       4,366
--------------------------------------------------------------------------------
                               Income Taxes    $ 79,235    $ 90,826    $ 76,721
================================================================================

At June 30, 1999 and 1998, the net deferred tax asset was:
                                         1999                    1998
                                  ----------------------------------------------
                                              Deferred                Deferred
(In thousands of dollars)                       Asset                   Asset
Temporary Difference                 Amount  (Liability)     Amount  (Liability)
--------------------------------------------------------------------------------
Difference between book and tax
 recognized contract profits:
  U.S.                           $  69,067    $  24,173   $  78,603   $  27,511
  Foreign                          (78,006)     (23,155)    (93,010)    (28,932)
Undistributed foreign earnings
 not currently taxable in U.S.    (145,874)     (30,067)    (61,940)    (17,999)
Accrued expenses not currently
deductible:
  U.S.                              44,905       15,384      23,798       8,329
  Foreign                            2,240          632       2,022         320
Depreciation and amortization
differences:
  U.S.                              (1,564)        (547)     (3,163)     (1,107)
  Foreign                          (45,951)     (13,774)     10,819       5,240
Other                                  -0-          -0-      (1,629)       (570)
Net foreign operating loss
 carryforwards                       4,891        1,416      14,686       4,885
Valuation allowance:
 Beginning of year                  (6,871)      (2,228)     (7,190)     (2,373)
 Net change for year                 1,980          812         319         145
--------------------------------------------------------------------------------
                        Total    $(155,183)   $ (27,354)  $ (36,685)  $  (4,551)
================================================================================

     In accordance with SFAS No. 123, the U.S. income tax benefit associated with exercised stock options of $2,766,000 in 1999, $4,497,000 in 1998, and $3,851,000 in 1997 is classified as an addition to capital in excess of par value.

Note G - Geographic Data
     The Company operates principally in the Electronics  Manufacturing Services
(EMS) Industry. It serves the same and similar customers on a global basis. Accordingly, the Company is viewed by its management as a global provider of manufacturing services to its customers. Evaluations are not only made of individual plant performances, but most importantly of worldwide services provided to strategic customers.



[PAGE 13 OF EXCERPTS FROM FORM 10-K]
     The Company's external sales and long-lived assets associated with its domestic and foreign operations are as follows:

     (In thousands of dollars)

                                Sales                                                  Long-lived Assets
           ------------------------------------------------            -------------------------------------------------
                  Domestic      Foreign        Total                          Domestic       Foreign        Total
           ------------------------------------------------            -------------------------------------------------
     1999         $3,903,238    $2,807,547     $6,710,785                     $142,138       $326,880      $469,018
     1998          4,699,582     2,106,311      6,805,893                      163,461        277,478       440,939
     1997          4,350,482     1,412,174      5,762,656                      152,855        151,393       304,248

     Major customer data, including credit risk concentration, is incorporated by reference from Part I, Marketing and Customers, of the Company's Form 10-K for the year ended June 30, 1999. U.S. export sales approximated $116,000,000, $185,000,000, and $102,000,000 for the years ended June 30, 1999, 1998, and
1997, respectively.

Note H - Stock Option Plans
     The Company's stock option plan grants options to officers. Under the plan the Board of Directors may award options at less than market price, but to date have granted all options at not less than 100% of market value on grant date. Vesting is 20% upon granting, with 20% per annum thereafter. Options expire ten years after granting. Stock options are accounted for in accordance with APB Opinion 25 and related Interpretations. Accordingly, no nonmonetary fair value compensation costs associated with options have been recorded. Had fair value compensation costs been determined under SFAS No. 123, pro forma net income and diluted earnings per share would have been reflected as follows:

(In thousands of dollars, except share data)                                  1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------
Net income
  As reported                                                                 $137,848       $145,085      $112,713
  Pro forma                                                                    133,677        142,284       110,162

Diluted earnings per share
  As reported                                                                    $2.01          $2.13         $1.69
  Pro forma                                                                       1.95           2.09          1.65



Information relating to the changes in the Company's stock options follows:

(Shares in thousands)            1999                                1998                                1997
                        -------------------------           -------------------------           -------------------------
                                 Weighted-Average                    Weighted-Average                    Weighted-Average
                        Shares    Exercise Price            Shares    Exercise Price            Shares    Exercise Price




Outstanding at
 beginning of year      2,723.0       $21.50                2,461.7       $13.52                2,366.0       $ 8.91
Granted                   737.0       $33.63                  701.0       $45.45                  694.0       $24.65
Exercised                (241.1)      $19.12                 (330.0)      $ 9.36                 (530.8)      $ 7.41
Canceled                  (73.0)      $34.23                 (109.7)      $32.02                  (67.5)      $14.27
                        -------------------------           -------------------------           --------------------------
Outstanding at
 end of year            3,145.9       $24.23                2,723.0       $21.50                2,461.7       $13.52
                        =========================           =========================           ==========================
Exercisable at June 30  1,891.5       $17.52                1,569.0       $13.86                1,364.9       $ 8.97
                        =========================           =========================           ==========================

     Shares available for additional granting at June 30 were 1,770,400 in 1999, 428,400 in 1998, and 1,019,800 in 1997. During 1999, an additional 2,000,000 shares for stock options was authorized. The following table summarizes June 30, 1999's outstanding stock option information:

(Shares in thousands)

                                     Weighted-Average
    Range of            Number          Remaining           Weighted-Average      Number         Weighted-Average
  Exercise Prices    Outstanding     Contractual Life        Exercise Price     Exercisable     Exercisable Price
------------------------------------------------------------------------------------------------------------------
  $ 3.00 - $ 6.31       525.0             1.86 years            $ 4.21             525.0              $ 4.21
  $ 8.63 - $ 9.44       431.0             4.87                  $ 9.27             431.0              $ 9.27
  $10.31 - $18.75       368.6             6.29                  $17.20             279.8              $17.13
  $20.50 - $28.56       563.1             7.47                  $24.92             305.1              $24.89
  $32.50 - $38.00       648.4             9.32                  $33.57             122.8              $33.54
  $41.50 - $49.00       609.8             8.38                  $45.72             227.8              $45.76
------------------------------------------------------------------------------------------------------------------
  $ 3.00 - $49.00     3,145.9             6.60                  $24.23           1,891.5              $17.52
==================================================================================================================


[PAGE 14 OF EXCERPTS FROM FORM 10-K]
Note I - Litigation
     The Company has been sued by the Lemelson Medical Educational Research Foundation (Lemelson), together with eighty-seven other defendants including the Company's major domestic competitors and customers, alleging infringement on fifteen patents relating to machine vision and use of bar coding and bar code readers in manufacturing. Lemelson has been successful in settling similar assertions against certain automobile and semiconductor manufacturers. Lemelson is requesting damages equal to a certain percent of sales for a ten-year period. The Company, together with other major defendants, intends to contest the validity of the patents. In addition, possible recourse exists against manufacturers of the equipment Lemelson is alleging violated its patents. While no guarantee can be given, the Company does not believe that outcome of this lawsuit will result in any material adverse effect on the Company. The maximum exposure for this suit is currently estimated to be less than one percent of the Company's current assets, and the Company has provided for what it believes will be the likely outcome of the suit. Additionally if Lemelson's patents are upheld, the Company believes it will be able to obtain adequate licenses to use them.

     The Company is involved in other lawsuits incidental to the conduct of business, but none are considered material.



Note J - Acquisitions and Subsequent Event
     The  Company  over the last three  years has  acquired  certain  assets and operations from its customers and entered into multiyear manufacturing agreements for related products. Additionally, the Company acquired the Mexico City and Brazilian operations of Group Technology Corporation, a competitor, in June 1997. These acquisitions have been accounted for as asset purchases, with the excess of the purchase price over the underlying assets being assigned to intangible assets. None of the acquisitions are considered significant to the Company's operations, and accordingly, no pro forma information is presented.

     In May 1999, the Company acquired the operations of Hewlett-Packard's Verifone, Inc. Kunshan, China, plant and manufacturing operations. This facility will also be used for manufacturing other SCI customer products. The Company acquired computer manufacturing operations from Intergraph Corporation in October 1998. These operations will be consolidated into two of the Company's Alabama, plants. The Company acquired various assets and operations from Ericsson Telecom, AB in support of an agreement where SCI was designated as one of Ericsson's primary manufacturing partners. The principal assets acquired were certain assets in Sweden during fiscal year 1998, a Leganes, Spain, manufacturing operation in October 1998, and a Mexico City manufacturing operation in August 1998. Also in support of being designated as a customer's primary manufacturing partner, the Company acquired certain Nokia Corporation manufacturing operations in Motala, Sweden, and Oulu, Finland, in May and June 1998.

     Subsequent  to  year  end in  August  1999,  the  Company  entered  into an agreement with Nortel Networks Limited for the purchase of its Brockville, Ontario, Canada, manufacturing plant and operations, and certain other manufacturing assets that are scheduled to be consolidated during fiscal year 2000.

 Note K - Selected Quarterly Financial Data (Unaudited)
     Quarterly financial results and high and low stock prices, as reported on the New York Stock Exchange, for the last two fiscal years were:

                                                     1999                                                1998
                             -------------------------------------------------    -----------------------------------------------
(In thousands of                Fourth        Third       Second        First        Fourth       Third       Second        First
 dollars except per             Quarter      Quarter      Quarter      Quarter       Quarter     Quarter      Quarter      Quarter
 share data)                    -------      -------      -------      -------       -------     -------      -------      -------

Net sales                    $1,802,254   $1,603,024   $1,735,930   $1,569,577    $1,590,856   $1,686,849   $1,786,423   $1,741,765
Operating profit                 69,521       55,641       56,940       52,700        59,212       64,405       68,105       65,379
Net income                       42,833       32,388       32,657       29,970        36,860       34,284       37,559       36,382
Diluted earnings
 per share                         $.60         $.48         $.48         $.45          $.54         $.50         $.55         $.53
Market stock
price range:
 High                           $50         $59 3/8     $57 15/16      $44 1/2     $44 13/16     $49           $53 3/8      $49 7/8
 Low                             25 1/4      29 3/16     20 3/4         21 1/4      30 1/4        35 9/16       36 1/8       31 1/4

     Quarterly and annual earnings per share are independently computed using the estimated effective income tax rate and Common Stock market prices applicable for that period. Consequently, the sum of individual quarterly diluted earnings per share may not equal the total for the years presented.

[PAGE 15 OF EXCERPTS FROM FORM 10-K]
================================================================================
 REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
SCI Systems, Inc.

We have audited the accompanying consolidated balance sheets of SCI Systems, Inc. as of June 30, 1999, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, cash flows and comprehensive income for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCI Systems, Inc. at June 30, 1999, 1998 and 1997, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP
Birmingham, Alabama
August 5, 1999

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

William E. Fruhan (2)(3)
Professor of Business Administration
Harvard University
Boston, Massachusetts

A. Eugene Sapp, Jr. (1)(3)
President and Chief Executive Officer of the Company
Huntsville, Alabama

Wayne Shortridge (1)(3)
Partner
Paul, Hastings, Janofsky & Walker
Atlanta, Georgia

G. Robert Tod (2)(4)
Retired President, CML Group, Inc.
Acton, Massachusetts

Jackie M. Ward (3)(4)
Chief Executive Officer
Computer Generation Incorporated
Atlanta, Georgia

Director Emeritus
Joseph C. Moquin
Retired CEO
Teledyne Brown Engineering
Madison, Alabama


Committees of the Board
(1) Executive Committee
(2) Audit Committee
(3) Investment Committee
(4) Compensation Committee



[MIDDLE COLUMN]
Officers
Chairman of the Board
Olin B. King

President and Chief Executive Officer
A. Eugene Sapp, Jr.

Senior Vice President and Assistant to the President
Peter M. Scheffler

Senior Vice Presidents
C. T. Chua
David F. Jenkins
George J. King
LeRoy H. Mackedanz
Michael H. Missios
Charles N. Parks
W. David Rees
Jerry F. Thomas

Vice Presidents
Alvin G. Austin
Charles Barnhart
Patrick R. Barry
Jose Luis Cano
Warren F. Cline, Jr.
William C. Coker
Michael D. Coleman
Daniel W. Dery
John F. Dullea
Robert P. Eisenberg
James M. Ferguson
James H. Ferry
Luis G. Franco
Francis X. Henry
Mike D. Henry
V. Antti Hintikka
Steven T. Korn
S. T. Lee
David L. Lengel
David L. Marler
Michael P. McCaughey
Hector E. Morales
Ronald E. Patterson
A. Paul Pepe
P. William Quinn
Sven Krister Rapp
Yvonne Sanchez-Navarro
David Snape
Mark J. Tan
Francois M. Thionet
Christopher J. White
John R. Wilkins, Jr.
F. M. Wong

Secretary and Corporate Counsel
Michael M. Sullivan

Treasurer
Ronald G. Sibold

Assistant Vice Presidents
James A. Johnson
John M. Noll
Robert J. Swift



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

Common Stock Options
Chicago Board Options Exchange
Symbol "SSQ"
1-800-OPTIONS

Agent Banks
Revolving Credit
Citibank, N.A.

Commercial Paper
ABN AMRO Bank, N.V.

Asset Securitization
Bank of America, N.T. & S.A.

Annual Shareholders' Meeting
Fourth Friday in October

Shareholder Relations
2101 West Clinton Avenue
MS  130
Huntsville, AL  35805

Internet  Website
http://www.sci.com

e-mail
shareholder.info@scismail.sci.com

Annual Report to the S.E.C.
The annual report to the Securities and Exchange Commission on Form 10-K provides complete exhibits and schedules. Copies will be furnished upon written request to Shareholder Relations at the address above.

This document contains forward looking statements within the meaning of the Private Securities Act of 1995. Actual results could differ from the forward looking statements made herein.


[BACK COVER OF ANNUAL REPORT TO SHAREHOLDERS]
SCI Systems, Inc.
Printed by free enterprise in the USA


[END OF ANNUAL REPORT TO SHAREHOLDERS]
[END OF EXHIBIT 13]